UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 7, 2023
UBS Group AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Credit Suisse AG
(Registrant's

Name)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-33434
Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the Third Quarter 2023 Report of UBS Group

AG, which appears immediately following
this page.

UBS

Group
Third
quarter
2023
report

Corporate calendar UBS Group AG
Publication of the fourth quarter 2023

report:

Tuesday,

6 February 2024
Publication of the Annual Report 2023:

Thursday, 28 March 2024
Publication of the Sustainability Report 2023:

Thursday, 28 March 2024
Annual General Meeting 2024:

Wednesday, 24 April 2024
Publication of the first quarter 2024 report:

Tuesday,

7 May 2024
Publication dates of future quarterly and annual reports

and results are made available as
part of the corporate calendar of UBS Group AG at
ubs.com/investors
.
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Imprint
Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2023. The key symbol and UBS are among

the registered and unregistered
trademarks of UBS. All rights reserved.
1.
UBS

Group
4
Recent developments
7
Group performance
2.
UBS business divisions

and Group Items
19
Global Wealth Management
23
Personal & Corporate Banking
26
Asset Management
29
Investment Bank
32
Non-core and Legacy
34
Group Items
3.
Risk, capital, liquidity and funding,
and balance sheet
36
Risk management and control
42
Capital management
50
Liquidity and funding management
52
Balance sheet and off-balance sheet
55
Share information and earnings per share
4.
Consolidated
financial statements
57
UBS Group AG interim consolidated
financial statements (unaudited)
5.
Significant regulated subsidiary and
sub-group information
108
Financial and regulatory key figures for
our significant regulated subsidiaries and
sub-groups
Appendix
111
Alternative performance measures
115
Abbreviations frequently used in
our financial reports
117
Information sources
118
Cautionary statement

UBS Group third quarter 2023 report

Terms used in this report, unless the context requires otherwise
“UBS,” “UBS Group,” “UBS Group

AG consolidated,” “Group,”

“the Group,” “we,” “us”

and “our”
UBS Group AG and its consolidated subsidiaries
“UBS AG” and “UBS

AG consolidated”

UBS AG and its consolidated subsidiaries
“Credit Suisse AG” and “Credit

Suisse AG consolidated”
Credit Suisse AG and its consolidated subsidiaries
“Credit Suisse Group“ and “Credit Suisse Group

AG consolidated”
Pre-acquisition Credit Suisse Group
”Credit Suisse”
Credit Suisse AG and its consolidated subsidiaries,

Credit Suisse
Services AG, and other small former Credit

Suisse Group entities
now directly held by UBS Group AG
“UBS Group AG” and “UBS

Group AG standalone”

UBS Group AG on a standalone basis
“Credit Suisse Group AG” and

“Credit Suisse Group AG standalone”

Credit Suisse Group AG on a standalone basis
“UBS AG standalone”

UBS AG on a standalone basis
“Credit Suisse AG standalone” Credit Suisse AG on a standalone basis
“UBS Switzerland AG” and “UBS

Switzerland AG standalone”
UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”

UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and

“UBS Americas Holding LLC consolidated”
UBS Americas Holding LLC and its consolidated subsidiaries
“1m” One million, i.e., 1,000,000
“1bn” One billion, i.e., 1,000,000,000
“1trn” One trillion, i.e., 1,000,000,000,000
In this report, unless the context requires otherwise,

references to any gender shall apply to all genders.
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards

or

in other

applicable regulations.

We

report

a

number of

APMs

in

the discussion

of

the
financial and

operating performance

of the

Group, our

business divisions

and Group

Items. We

use APMs

to provide
a

more

complete

picture of

our

operating performance

and

to

reflect

management’s view

of

the

fundamental
drivers

of

our

business

results. A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information
content are presented

under “Alternative performance measures”

in the

appendix to this

report. Our APMs

may
qualify

as

non-GAAP

measures

as

defined

by

US

Securities

and

Exchange

Commission

(SEC)

regulations.

Our
underlying results are APMs and are non-GAAP

financial measures.
›
Refer to the ”Group performance” section of this report and to “Alternative performance measures” in the appendix to this report for additional information about underlying results
Comparability
Comparative information in this report is presented

as follows:

Profit and

loss information

for the

third quarter

of 2023

is presented

on a

consolidated basis,

including Credit

Suisse
data for

three months.

The second

quarter of

2023 comparative

consolidated profit or

loss information includes
three months of data for

UBS and one month (June

2023) for Credit Suisse.

Information for the prior-year

quarters
includes legacy

UBS data

only. 2023

year-to-date

information includes

nine months

of data

for UBS

and four

months
for Credit Suisse. Comparative year-to-date

information for 2022 includes UBS only.
Balance sheet

information as

at 30 September

2023 and

30 June 2023

includes

UBS and

Credit Suisse

consolidated
information, prior balance sheet dates reflect

legacy UBS information only.

UBS Group third quarter 2023 report

Our key figures
As of or for the quarter ended As of or year-to-date
USD m, except where indicated 30.9.23 30.6.23
1
31.12.22 30.9.22 30.9.23 30.9.22
Group results
Total revenues

11,695

9,540

8,029

8,236

29,979

26,534
Negative goodwill

28,925

28,925
Credit loss expense / (release)

306

623

7

(3)

967

22
Operating expenses

11,644

8,486

6,085

5,916

27,340

18,845
Operating profit / (loss) before tax

(255)

29,356

1,937

2,323

30,597

7,667
Net profit / (loss) attributable to shareholders

(785)

28,992

1,653

1,733

29,235

5,977
Diluted earnings per share (USD)
2

(0.24)

9.02

0.50

0.52

8.95

1.74
Profitability and growth
3,4,5
Return on equity (%)

(3.7)

161.2

11.7

12.3

54.5

13.7
Return on tangible equity (%)

(4.0)

178.4

13.2

13.9

60.3

15.4
Underlying return on tangible equity (%)

1.1

2.7

12.7

12.1

3.6

12.8
Return on common equity tier 1 capital (%)

(4.0)

185.8

14.7

15.5

62.6

17.8
Underlying return on common equity tier 1 capital (%)

1.1

2.9

14.1

13.5

3.8

14.8
Return on leverage ratio denominator, gross (%)

2.8

2.8

3.2

3.3

3.0

3.4
Cost / income ratio (%)
6

99.6

88.9

75.8

71.8

91.2

71.0
Underlying cost / income ratio (%)
6

89.3

83.5

76.4

74.4

85.1

73.9
Effective tax rate (%) n.m.
7

1.2

14.5

25.0

4.4

21.7
Net profit growth (%) n.m. n.m.

22.6

(24.0)

389.1

(2.2)
Resources
3
Total assets

1,644,522

1,678,856

1,104,364

1,111,753

1,644,522

1,111,753
Equity attributable to shareholders

84,856

87,116

56,876

55,756

84,856

55,756
Common equity tier 1 capital
8

78,587

80,258

45,457

44,664

78,587

44,664
Risk-weighted assets
8

546,491

556,603

319,585

310,615

546,491

310,615
Common equity tier 1 capital ratio (%)
8

14.4

14.4

14.2

14.4

14.4

14.4
Going concern capital ratio (%)
8

16.8

16.8

18.2

19.1

16.8

19.1
Total loss-absorbing capacity ratio (%)
8

35.7

35.2

33.0

33.7

35.7

33.7
Leverage ratio denominator
8

1,615,817

1,677,877

1,028,461

989,787

1,615,817

989,787
Common equity tier 1 leverage ratio (%)
8

4.9

4.8

4.4

4.5

4.9

4.5
Liquidity coverage ratio (%)
9

196.5

175.2

163.7

162.7

196.5

162.7
Net stable funding ratio (%)

120.7

117.6

119.8

120.4

120.7

120.4
Other
Invested assets (USD bn)
4,10,11

5,373

5,530

3,981

3,731

5,373

3,731
Personnel (full-time equivalents)

115,981

119,100

72,597

72,009

115,981

72,009
Market capitalization
2,12

85,768

69,932

65,608

51,694

85,768

51,694
Total book value per share (USD)
2

26.24

26.99

18.30

17.52

26.24

17.52
Tangible book value per share (USD)
2

23.94

24.64

16.28

15.57

23.94

15.57
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

2 Refer to the

“Share information

and earnings

per share”

section of

this report

for more

information.

3 Refer to

the “Targets,

aspirations and

capital guidance”

section of

the Annual

Report 2022

for more
information about our performance targets.

4 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

5 Profit or loss information for the third quarter
of 2023 includes three months of information for UBS and three months of information for Credit Suisse and, for the purpose of the calculation of return measures, has been annualized multiplying such by four. Profit or loss information for the second quarter of 2023 includes three months of information for UBS and one month (June 2023) of information for Credit Suisse and, for the purpose of the calculation of return measures, has been annualized multiplying such by four. Profit or loss information for the first nine months of

2023 includes nine months of information for UBS and four months (June–September 2023)

of information for Credit
Suisse and, for the purpose of the

calculation of return measures,

has been annualized by dividing such

by three and then multiplying by

four for the year-to-date

measure.

6 Negative goodwill is not used in

the
calculation as it is presented in a

separate reporting line and

is not part of total

revenues.

7 The effective tax rate

for the third quarter of

2023 is not a meaningful

measure, due to the

distortive effect of current
unbenefited tax losses

at the former

Credit Suisse entities.

8 Based on the

Swiss systemically relevant

bank framework as

of 1 January 2020.

Refer to the “Capital

management” section of

this report for

more
information.

9 The disclosed ratios represent quarterly averages for the quarters presented and are calculated based on an average of 63 data points in the third quarter of 2023, 64 data points in the second quarter
of 2023, 63 data points in the fourth quarter

of 2022 and 66 data points in the

third quarter of 2022. Refer to the “Liquidity

and funding management” section of this report

for more information.

10 Consists of
invested assets for Global Wealth Management, Asset Management and Personal

& Corporate Banking. Refer to “Note 31 Invested assets and net new money” in the “Consolidated financial statements” section of
the Annual Report 2022 for more information.

11 Starting with the second quarter of 2023, invested assets include invested assets from associates in the Asset Management

business division, to better reflect the
business strategy. Comparative figures

have been restated to reflect this change.

12 In the second quarter of 2023, the calculation of

market capitalization was amended to reflect total

shares issued multiplied by
the share price at the end of the period. The calculation was previously based on total shares outstanding multiplied by the share price at the end of the period. Market capitalization has been increased by USD 7.8bn as of 31 December 2022 and by USD 5.0bn as of 30 September 2022 as a result.

UBS Group third quarter 2023 report |
UBS Group | Recent developments

UBS Group
Management report
Recent developments
Integration of Credit Suisse
We are executing on our integration plans at pace

and we made further progress regarding Non-core and Legacy
risk reduction and cost savings.
We

aim

to

substantially complete

the integration

for

the

Group

by

the

end

of

2026

and

to

achieve gross

cost
reductions of over

USD 10bn by that

time compared with

the pre-acquisition 2022

combined cost base

of UBS and
Credit Suisse.

We plan

to merge

UBS AG with

Credit Suisse

AG and

Credit Suisse

(Schweiz)

AG with

UBS Switzerland
AG in

2024 and

to transition

to a

single US

intermediate holding

company in

the first

half

of 2024.

The client
migration to a combined platform for

UBS Switzerland AG and Credit Suisse (Schweiz)

AG is targeted for 2025.

Starting with

the third

quarter

of 2023,

we report

five business

divisions in

line with

International

Financial Reporting
Standards (IFRS),

reflecting the

way we

are

managing our

businesses and

engaging with

clients: Global

Wealth
Management, Personal &

Corporate Banking, Asset

Management, the Investment

Bank, and Non-core and

Legacy.
We separately report Group Items.

The

Non-core and

Legacy business

division includes

positions and

businesses not

aligned with

our

strategy and
policies. Those consist of the assets and liabilities reported as part of the former Credit Suisse Capital Release Unit in the second quarter

of 2023 and certain

assets and liabilities

of the former

Credit Suisse Investment

Bank, Wealth
Management

and

Asset

Management

divisions,

as

well

as

of

the

former

Credit

Suisse

Corporate

Center.

Also
included

are

the

remaining

assets

and

liabilities

of

UBS’s

Non-core

and

Legacy

Portfolio,

previously

reported

in
Group Functions,

and smaller

amounts of assets

and liabilities

of our UBS’s

business divisions

that we have

assessed
as not strategic in light of the acquisition

of the Credit Suisse Group.
Information for the business divisions

and Group Items for the second

quarter of 2023 has been restated

to reflect
the effect of

the integration of

the UBS and

Credit Suisse divisions

on an IFRS

basis from June

2023 onward, as

well
as the

establishment of

the Non-core

and Legacy

business division,

and a

related reclassification

of certain

Non-
Core and Legacy

positions to a

fair value accounting

basis. Prior-year quarter

information reflects

the results of

UBS
Group operations

prior to

the acquisition

of the

Credit Suisse

Group, presented

in line

with the

new business

division
structure. As we execute our integration plans, it is expected that allocation methodologies for profit and loss and
balance sheet to the business divisions and

into Group Items will continue to be

reviewed and refined.
As

disclosed

in

the

UBS

Group

second

quarter

2023

report,

UBS

accounted

for

the

acquisition

as

a

business
combination

under

IFRS

3,
Business

Combinations
,

applying

the

acquisition

method

of

accounting.

After
establishing the initial purchase price allocation

(PPA) published

as in the UBS

Group second quarter 2023 report,
we are required

for the subsequent

12-month period to

monitor developments

that may suggest

that the fair

value
valuations established as of the acquisition

balance sheet date (31 May 2023) could be

different.
›
Refer to the “UBS business divisions and Group Items” section of this report for more information
›
Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information
Underlying results
In the context of

the integration of Credit

Suisse,

we recognize the importance

of describing the performance

of
our

business

divisions excluding

items of

profit

or

loss that

management believes

are

not

representative

of

the
underlying performance.

Therefore, in

addition to

reporting our

results in

accordance with

IFRS, we

have added
underlying results to

our reporting. Underlying

results are non-GAAP

financial measures as

defined by US

Securities
and Exchange Commission (SEC) regulations and as alternative performance measures in Switzerland and the

EU.

UBS Group third quarter 2023 report |
UBS Group | Recent developments

Items related to

the integration of

Credit Suisse that

management believes are

not representative of

our underlying
performance include accretion impacts

resulting from PPA

adjustments related to

financial instruments measured
at

amortized

cost,

including

off-balance

sheet

positions.

They

also

include

integration-related

expenses

and
acquisition-related costs.

›
Refer to “Selected financial information of our business divisions and Group Items” in the “Group performance”
section of this report for more information about underlying results
›
Refer to “Alternative performance measures” in the appendix to this report for more information
Update to the operational risk risk-weighted

asset allocation methodology
In the third

quarter of 2023, we

updated the methodology that we

use to allocate operational

risk risk-weighted
assets (RWA)

to business

divisions and

Group

Items. The

revised allocation

methodology takes

into account

the
integration of

Credit Suisse

into the

revised business

division structure

and the

establishment and

perimeter of

Non-
core and Legacy, as well as both

current operational risk

calculation methodologies

and anticipated changes to

the
methodology under

Basel III that

are expected to

become effective in

2025. As

some of

these drivers

remain subject
to uncertainty, the methodology and divisional operational

risk RWA allocation may undergo

further refinement in
subsequent financial reporting periods.
›
Refer to “Risk-weighted assets” in the “Capital management” section of this report for more information about operational risk RWA
Material weaknesses in the Credit Suisse

Group’s internal control over financial reporting

as of 31 December
2022 and 31 December 2021
As registrants with the SEC, the UBS

Group,

UBS AG and Credit Suisse AG are

subject to requirements under the
Sarbanes–Oxley Act

of 2002

with respect

to financial

reporting. This

requires us

to perform

system and

process
evaluation and

testing of

internal controls

over financial

reporting to

enable management

to assess

the effectiveness
of our

internal controls.

A material

weakness is

a deficiency

or a

combination of

deficiencies in

internal controls
over financial

reporting such

that there

is

a

reasonable possibility

that a

material misstatement

of a

registrant’s
financial statements will not be prevented or detected on a timely basis.

Evaluation of the impacts of the material
weaknesses

identified

in

Credit

Suisse’s

internal

control

over

financial

reporting

will

form

part

of

our

annual
assessment, which will be disclosed as part

of our Annual Report 2023.
Regulatory and legal developments
Introduction of a public liquidity backstop in

Switzerland
In September

2023, the

Swiss Federal

Council adopted

a dispatch

and draft

legislation on

the introduction

of a
public liquidity

backstop (a

PLB) for

systemically important banks

(SIBs). The

proposed legislative

changes aim

to
establish the PLB as part

of ordinary law in order to

enable the Swiss government

and the Swiss National

Bank (the
SNB) to

support an

SIB domiciled

in Switzerland

with liquidity

in the

process of

resolution, in

line with

other financial
centers. The introduction of the PLB

is intended to increase the

confidence of market participants in the ability of
SIBs to be

successfully recapitalized and remain

solvent in a crisis.

Furthermore, the draft legislation provides

that
SIBs

will

pay

the

Swiss

Confederation

an

annual

fee

to

mitigate

a

potential

impact

on

competition

and

to
compensate the Swiss Confederation for its

guarantee to the SNB of the PLB,

if required.

In

addition

to

the

PLB,

the

proposed

legislative

changes

would

enact

into

ordinary

law

additional

provisions
contained in the emergency ordinance of March 2023, including mandated clawback of variable compensation in the event that government

support is provided to an SIB.
In

a next

step, the

Swiss Parliament

will assess

the proposed

legislation, and

if adopted,

legislative changes

are
expected to come into force by January 2025,

at the earliest.
Findings of the group of experts on banking

stability
In September

2023, a group

of experts

on banking stability, mandated

by the Swiss

Federal Department

of Finance,
published a report considering the role of banks and the legal and regulatory framework related to the stability of the Swiss financial center.

The report concludes

that the Swiss capital

regulation is working as

intended and that
there is

no need

for a

major revision.

However, the report

sees a

need for

reforms with

regard to

banking supervision
and

proposes

that

the

relevant

authorities

be

granted

broader

powers.

Furthermore,

the

report

suggests
improvements regarding liquidity regulations, including

a proposal to extend the

supply of liquidity in the

case of a
crisis. The report also suggests that Swiss

authorities should make improvements with regard

to crisis preparation
and management. The Swiss Federal

Council will consider the findings of

the group of experts in its too-big-to-fail
(TBTF) review report to be presented by April 2024.

UBS Group third quarter 2023 report |
UBS Group | Recent developments

Revisions to the Swiss Liquidity Ordinance
In the third quarter of 2023, the Swiss Financial Market

Supervisory Authority (FINMA) communicated the

liquidity
requirements arising

from the

revisions to

the Swiss

Liquidity Ordinance,

with the

aim of

strengthening the

resilience
of SIBs

in Switzerland.

The impacted

legal entities

of the

UBS Group

expect to

be compliant

with these

requirements
when they become effective on 1 January 2024.
Swiss Federal Council consultation to strengthen

the Swiss anti-money-laundering framework
In August 2023,

the Swiss Federal

Council launched a consultation

on a bill

to strengthen the

Swiss anti-money-
laundering framework, with the aim of

reinforcing the integrity and

competitiveness of Switzerland as a financial
and business location.

The measures

aim to comply

with the international

standards of the

Financial Action Task
Force

(the

FATF).

Among other

matters,

key

elements of

the

proposal

include the

introduction

of

a

non-public
register

managed

by

the

Federal

Department

of

Justice

and

Police

containing

information

about

the

beneficial
owners of

companies and

other legal

entities in

Switzerland, as

well as

due diligence

requirements for

activities
with an

increased risk

of money

laundering. The

consultation ends

in November

2023, and

we expect

to implement
operational controls if the bill is implemented as proposed.
US banking regulators’ changes to the resolution

framework and long-term debt requirements
In August

2023, the Federal

Reserve Board

and the Federal

Deposit Insurance Corporation

issued joint proposals
on long-term debt

requirements and

resolution planning guidance

for large banks.

The long-term

debt proposal
would

require

certain

large

bank-holding

companies, intermediate

holding

companies

and

insured

depositories
with USD 100bn or more

in total assets to

maintain a minimum amount of

long-term debt, intended to enhance
the resilience and

resolvability of such

organizations. Large banking organizations would

also be prohibited

from
certain

activities

that

could

complicate

the

resolution

or

would

lead

to

contagion

risks.

If

the

proposals

are
implemented, UBS Bank

USA would be subject

to the long-term debt

requirement, which would be

incremental to
the requirements

already imposed

upon its

parent organization,

UBS Americas

Holding LLC.

The resolution

planning
guidance proposed by

US banking regulators

would cover

our US-based entities

and calls for

certain enhancements
in the requirements of the submitted resolution plans.
Disclosures on cybersecurity incidents and

cybersecurity risk management, strategy and governance
In September

2023, the

new rules

from the

SEC to

enhance and

standardize disclosure

requirements related

to
cybersecurity

incidents

and

cybersecurity

risk

management,

strategy

and

governance became

effective.

Among
other changes, the

rules require foreign private issuers,

including UBS Group AG, UBS

AG and Credit Suisse

AG, to
annually report material

information regarding their

cybersecurity risk management,

strategy and governance on
Form 20-F. The Form 20-F disclosures will become applicable

with annual reports for

fiscal years ending on

or after
15 December 2023.
Other developments
Sale of UBS Hana Asset Management Co.,

Ltd. in the fourth quarter of 2023
In October

2023,

we completed

the sale

of our

51% stake

in UBS

Hana Asset

Management Co.,

Ltd.

to Hana
Securities.

We

expect

to

record

a

pre-tax

gain

on

sale

of

approximately

USD 20m

(net

of

a

foreign

currency
translation loss) in Asset Management in the

fourth quarter of 2023.

UBS Group third quarter 2023 report |
UBS Group | Group performance

Group performance

Income statement
For the quarter ended % change from Year-to-date
USD m 30.9.23 30.6.23
1
30.9.22 2Q23 3Q22 30.9.23 30.9.22
Net interest income

2,107

1,707

1,596

23

32

5,202

5,032
Other net income from financial instruments measured

at fair value through profit or loss

3,212

2,517

1,796

28

79

8,410

5,641
Net fee and commission income

6,071

5,128

4,481

18

35

15,804

14,608
Other income

305

188

363

62

(16)

563

1,254
Total revenues

11,695

9,540

8,236

23

42

29,979

26,534
Negative goodwill

28,925

28,925
Credit loss expense / (release)

306

623

(3)

(51)

967

22
Personnel expenses

7,571

5,651

4,216

34

80

17,842

13,559
General and administrative expenses

3,124

1,968

1,192

59

162

7,157

3,769
Depreciation, amortization and impairment of non-financial

assets

950

866

508

10

87

2,341

1,517
Operating expenses

11,644

8,486

5,916

37

97

27,340

18,845
Operating profit / (loss) before tax

(255)

29,356

2,323

30,597

7,667
Tax expense / (benefit)

526

361

580

46

(9)

1,346

1,662
Net profit / (loss)

(781)

28,995

1,742

29,251

6,005
Net profit / (loss) attributable to non-controlling interests

4

3

9

23

(57)

15

28
Net profit / (loss) attributable to shareholders

(785)

28,992

1,733

29,235

5,977
Comprehensive income
Total comprehensive income

(2,692)

28,128

(48)

27,269

960
Total comprehensive income attributable to non-controlling interests

(8)

(2)

(8)

382

(1)

4

1
Total comprehensive income attributable to shareholders

(2,684)

28,130

(40)

27,266

959
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

UBS Group third quarter 2023 report |
UBS Group | Group performance

Selected financial information of our business divisions and Group Items
For the quarter ended 30.9.23
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy
1
Group Items
1
Total
Total revenues as reported

5,810

2,871

755

2,151

350

(242)

11,695
of which: accretion of PPA adjustments on financial
instruments and other effects

318

446

251

(57)

958
Total revenues (underlying)

5,492

2,426

755

1,900

350

(186)

10,737
Credit loss expense / (release)

2

168

0

4

125

6

306
Operating expenses as reported

4,801

1,579

724

2,377

2,156

7

11,644
of which: integration-related expenses

431

166

125

365

918

(2)

2,003
of which: acquisition-related costs

26

26
of which: amortization from newly recognized intangibles
resulting from the acquisition of the Credit Suisse Group

28

28
Operating expenses (underlying)

4,370

1,385

599

2,012

1,238

(17)

9,587
Operating profit / (loss) before tax as reported

1,007

1,124

31

(230)

(1,932)

(255)

(255)
Operating profit / (loss) before tax (underlying)

1,119

872

156

(116)

(1,014)

(174)

844
For the quarter ended 30.6.23 restated
2
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy
1
Group Items
1
Negative
goodwill Total
Total revenues as reported

5,144

1,856

577

2,022

207

(265)

9,540
of which: accretion of PPA adjustments on financial
instruments and other effects

117

153

55

53

378
Total revenues (underlying)

5,026

1,704

577

1,967

207

(318)

9,162
Negative goodwill

28,925

28,925
Credit loss expense / (release)

136

234

1

132

119

2

623
Operating expenses as reported

4,022

985

498

2,013

566

401

8,486
of which: integration-related expenses

67

30

14

161

105

348

724
of which: acquisition-related costs

106

106
of which: amortization from newly recognized intangibles
resulting from the acquisition of the Credit Suisse Group

8

8
Operating expenses (underlying)

3,956

947

484

1,852

461

(52)

7,648
Operating profit / (loss) before tax as reported

986

637

77

(123)

(478)

(668)

28,925

29,356
Operating profit / (loss) before tax (underlying)

935

523

91

(16)

(373)

(268)

891
For the quarter ended 30.9.22
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy
1
Group Items
1
Total
Total revenues as reported

4,786

1,028

516

2,032

77

(203)

8,236
of which: gains from sales of subsidiary and business

219

219
of which: litigation settlement

62

62
Total revenues (underlying)

4,567

1,028

516

2,032

15

(203)

7,955
Credit loss expense / (release)

7

(15)

0

4

0

0

(3)
Operating expenses as reported

3,326

602

376

1,581

25

7

5,916
Operating profit / (loss) before tax as reported

1,453

442

140

447

52

(210)

2,323
Operating profit / (loss) before tax (underlying)

1,234

442

140

447

(10)

(210)

2,042
1 Starting with

the third quarter

of 2023, Non-core

and Legacy (previously

reported within Group

Functions) represents a

separate reportable segment

and Group Functions

has been renamed

Group Items.

Prior
periods have been restated to reflect these changes.

2 Comparative-period information has been restated. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

UBS Group third quarter 2023 report |
UBS Group | Group performance

Selected financial information of our business divisions and Group Items
Year-to-date 30.9.23
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy
1
Group Items
1
Negative
goodwill Total
Total revenues as reported

15,746

6,005

1,834

6,522

579

(707)

29,979
of which: accretion of PPA adjustments on financial
instruments and other effects

436

598

306

(3)

1,336
Total revenues (underlying)

15,310

5,407

1,834

6,216

579

(704)

28,643
Negative goodwill

28,925

28,925
Credit loss expense / (release)

154

418

1

142

244

8

967
Operating expenses as reported

12,384

3,227

1,630

6,255

3,421

423

27,340
of which: integration-related expenses

498

195

139

526

1,023

346

2,727
of which: acquisition-related costs

202

202
of which: amortization from newly recognized intangibles
resulting from the acquisition of the Credit Suisse Group

36

36
Operating expenses (underlying)

11,886

2,996

1,491

5,729

2,398

(126)

24,375
Operating profit / (loss) before tax as reported

3,208

2,360

203

124

(3,085)

(1,138)

28,925

30,597
Operating profit / (loss) before tax (underlying)

3,270

1,994

342

345

(2,063)

(586)

3,301
Year-to-date 30.9.22
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy
1
Group Items
1
Total
Total revenues as reported

14,367

3,172

2,466

7,034

184

(690)

26,534
of which: net gain from disposal of a joint venture

848

848
of which: gains from sales of subsidiary and business

219

219
of which: losses in the first quarter of 2022 from
transactions with Russian counterparties

(93)

(93)
of which: litigation settlement

62

62
Total revenues (underlying)

14,148

3,172

1,619

7,127

122

(690)

25,499
Credit loss expense / (release)

(3)

42

0

(20)

2

0

22
Operating expenses as reported

10,450

1,847

1,193

5,269

84

2

18,845
Operating profit / (loss) before tax as reported

3,919

1,283

1,273

1,785

98

(692)

7,667
Operating profit / (loss) before tax (underlying)

3,700

1,283

426

1,878

36

(692)

6,631
1 Starting with the third

quarter of 2023, Non-core and Legacy represents

a separate reportable segment and Group Functions

has been renamed Group Items. Prior periods have

been restated to reflect these changes.
Integration-related expenses by business division and Group Items
For the quarter ended Year-to-date
USD m 30.9.23 30.6.23 30.9.23
Global Wealth Management

431

67

498
Personal & Corporate Banking

166

30

195
Asset Management

125

14

139
Investment Bank

365

161

526
Non-core and Legacy
1

918

105

1,023
Group Items
1

(2)

348

346
Total net integration-related expenses

2,003

724

2,727
of which: personnel expenses

1,039

360

1,399
of which: general and administrative expenses

860

119

979
of which: depreciation, amortization and impairment of non-financial assets

104

244

349
1 Starting with

the third quarter

of 2023, Non-core

and Legacy (previously

reported within Group

Functions) represents a

separate reportable segment

and Group Functions

has been renamed

Group Items.

Prior
periods have been restated to reflect these changes.

UBS Group third quarter 2023 report |
UBS Group | Group performance

Introduction to underlying results
In addition to reporting

our results in accordance

with International Financial

Reporting Standards (IFRS),

we report
underlying results that exclude

items of profit or loss that are not representative

of the underlying performance.
These

items

include

accretion

impacts

resulting

from

purchase

price

allocation

(PPA)

adjustments

on

financial
instruments measured

at amortized

cost, including

off-balance sheet

positions, and

other related

effects, arising
from the

acquisition

of Credit

Suisse. Underlying

revenues

exclude these

aforementioned

impacts. Accretion

impacts
resulting from

PPA adjustments on

financial instruments include

accelerated accretion when

the related

financial
instrument is terminated before its contractual

maturity.

Integration-related expenses

are defined

as expenses

that are

temporary, incremental

and directly

related to

the
integration of

Credit Suisse

into UBS.

They generally

include costs

of internal

staff and

contractors substantially
dedicated to integration activities, retention awards, redundancy costs, incremental expenses from the shortening of useful lives of property,

equipment and software, and

impairment charges relating to

these assets. Classification
as integration-related expenses does

not affect the

timing of recognition and

measurement of those expenses

or
the

presentation

thereof

in

the

income

statement.

Integration-related

expenses

incurred

by

Credit

Suisse

also
included expenses associated with restructuring

programs that existed prior to the acquisition.
Acquisition

costs

consist

of

costs

directly

attributable

to

the

acquisition

of

Credit

Suisse

and

mainly

include
consulting and legal fees.
Results: 3Q23 vs 3Q22
Operating loss before tax was USD 255m, compared

with an operating profit before tax of USD 2,323m,

primarily
reflecting higher operating expenses

and net credit losses of

USD 306m, compared with a

net credit loss release of
USD 3m in the third quarter of

2022, partly offset by an

increase in total revenues.

Operating expenses increased
by

USD 5,728m,

or

97%,

to

USD 11,644m,

largely

due

to

the

consolidation

of

Credit

Suisse

expenses

of
USD 4,861m.

The

third

quarter

of

2023

included

total

integration-related expenses

of

USD 2,003m.

Personnel
expenses

increased

by

USD 3,355m,

mainly

reflecting

higher

expenses

for

salaries

and

variable

compensation.
General and administrative

expenses increased by

USD 1,932m, across

most categories. Depreciation,

amortization
and impairment of non-financial assets increased by USD 442m, mainly driven by higher depreciation of internally developed

software

and

leasehold

improvements.

Total

revenues

increased

by

USD 3,459m,

or

42%,

to
USD 11,695m, largely

due to the

consolidation of Credit

Suisse revenues of

USD 3,468m, which

included accretion
impacts resulting from PPA

adjustments on financial instruments and

other effects of USD 958m.

Total combined
net interest income and other net income

from financial instruments measured at fair value through profit or loss increased by

USD 1,928m, mainly attributable

to the

consolidation of

the Credit Suisse

Group, which

accounted
for USD 1,861m

of the increase. Net fee

and commission income increased

by USD 1,590m, mainly attributable

to
a larger invested assets base, following

the acquisition of the Credit Suisse

Group, which contributed USD 1,416m
of this increase. This was partly offset by a USD

58m decrease in other income.
Underlying results 3Q23 vs 3Q22
For the

purpose of

determining underlying

results for

the third

quarter of

2023, we

excluded accretion

impacts
resulting from PPA adjustments on financial instruments and

other effects of USD 958m from total revenues, and
integration-related expenses of

USD 2,003m, amortization

from newly

recognized intangibles

resulting from

the
acquisition of Credit Suisse of USD 28m and

acquisition-related costs of USD 26m

from operating expenses.

On

an

underlying

basis,

profit

before

tax

decreased

by

USD 1,198m,

or

59%,

to

USD 844m,

reflecting

a
USD 3,672m increase in underlying

operating expenses and net

credit losses of

USD 306m, compared with a

net
credit loss

release of

USD 3m in

the third

quarter of

2022, partly

offset by

a USD 2,782m increase

in underlying
total revenues.
Total revenues: 3Q23 vs 3Q22
Net interest income and other net income

from financial instruments measured at

fair value through profit or loss
Total combined net

interest income

and other

net income

from financial

instruments

measured at

fair value

through
profit or

loss increased

by USD 1,928m

to USD 5,320m,

mainly driven

by the

consolidation

of USD 1,861m

of Credit
Suisse

revenues,

which

included

USD

655m

of

accretion

impacts

resulting

from

PPA

adjustments

on

financial
instruments

and other

effects. Excluding

Credit Suisse,

there were

higher revenues

in Personal

& Corporate

Banking,
partly offset by the Investment Bank.

UBS Group third quarter 2023 report |
UBS Group | Group performance

Excluding

the

contribution

of

Credit

Suisse

entities,

Personal

&

Corporate

Banking

increased

by

USD 294m

to
USD 923m, largely

due to higher

net interest income,

mainly driven by

higher deposit

margins, which

resulted from
rising

interest

rates,

and

higher

loan

revenues,

partly

offset

by

lower

deposit

fees.

The

prior-year

quarter

also
included a benefit from the Swiss National Bank

(SNB) deposit exemption.
Excluding

the contribution of Credit Suisse entities,

the Investment Bank decreased by USD 217m

to USD 1,143m.
Derivatives & Solutions decreased by USD 301m, driven by Foreign Exchange, Rates and Equity Derivatives, due to
lower levels of both volatility and

client

activity. This was partly offset by

an USD 82m increase in Global Banking,
mainly reflecting an improvement in mark-to-market

and from higher revenues in Public Capital

Markets.
›
Refer to the relevant business division commentary in the “UBS business divisions and Group Items” section of this report for more information about business-division-specific revenues
›
Refer to “Note 4 Net interest income” in the “Consolidated financial statements” section of this report for more information about net interest income
Net interest income and other net income from financial instruments measured at fair value through profit or loss
For the quarter ended % change from Year-to-date
USD m 30.9.23 30.6.23
1
30.9.22 2Q23 3Q22 30.9.23 30.9.22
Net interest income from financial instruments measured

at amortized cost and fair value
through other comprehensive income

1,046

1,176

1,319

(11)

(21)

3,185

3,992
Net interest income from financial instruments measured

at fair value through profit or loss
and other

1,061

530

277

100

283

2,017

1,040
Other net income from financial instruments measured

at fair value through profit or loss

3,212

2,517

1,796

28

79

8,410

5,641
Total

5,320

4,224

3,392

26

57

13,612

10,673
Global Wealth Management

2,302

1,959

1,634

17

41

6,064

4,624
of which: net interest income

1,946

1,657

1,366

17

43

5,094

3,775
of which: transaction-based income from foreign exchange and other intermediary
activity
2

356

303

268

18

33

970

850
Personal & Corporate Banking

1,957

1,294

629

51

211

4,085

1,934
of which: net interest income

1,742

1,135

502

53

247

3,582

1,559
of which: transaction-based income from foreign exchange and other intermediary
activity
2

216

159

127

36

70

503

376
Asset Management

0

(7)

(3)

(98)

(94)

(13)

(14)
Investment Bank

1,109

1,272

1,360

(13)

(18)

4,041

4,734
Non-core and Legacy
3

269

96

5

181

383

105
Group Items
3

(318)

(389)

(234)

(18)

36

(947)

(711)
1 Comparative-period information has been revised. Refer

to “Note 2 Accounting for the acquisition of the

Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

2 Mainly includes spread-related income

in connection with client-driven transactions,

foreign currency translation effects and

income and expenses from precious

metals, which are included

in the income statement
line Other net income from

financial instruments measured at

fair value through profit

or loss. The

amounts reported on this

line are one component

of Transaction-based

income in the management

discussion and
analysis in the “Global Wealth Management” and

“Personal & Corporate Banking” sections

of this report.

3 Starting with the third quarter of

2023, Non-core and Legacy represents a

separate reportable segment
and Group Functions has been renamed Group Items. Prior periods have been restated to reflect these changes.
Net fee and commission income
Net fee and commission income increased by USD 1,590m

to USD 6,071m.
Fees for portfolio management

and related services

increased by USD 833m

to USD 3,011m, largely

attributable to
the

acquisition of

the Credit

Suisse Group,

which

contributed USD 689m

of

revenues and

drove

an

increase in
invested assets across the UBS Group, as well

as gains reflecting positive market performance.

Other fee

and commission

income increased

by USD

588m to

USD 1,088m,

largely due

to the

consolidation of
Credit Suisse,

mainly related

to accretion

impacts resulting

from PPA

adjustments on

financial instruments

and other
effects of USD 303m.
Net

brokerage

fees

increased

by

USD 192m

to

USD 925m,

mainly

related

to

the

consolidation

of

USD 187m
attributable to Credit Suisse revenues.
›
Refer to “Note 5 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information

UBS Group third quarter 2023 report |
UBS Group | Group performance

Other income
Other income was USD 305m, compared

with USD 363m in the prior-year

quarter. The

decrease was largely due
to the prior-year quarter including gains in Global Wealth Management of USD 133m and USD 86m, respectively, on the

sales of

our domestic wealth

management business in

Spain and our

wholly owned subsidiary

UBS Swiss
Financial Advisers AG, as well as a

USD 70m gain related to a legacy litigation

settlement. This was partly offset by
other income from Credit Suisse for the third quarter of

2023 of USD 191m, which included USD 99m relating to
income

earned from

mortgage-servicing rights.

The third

quarter of

2023

also included

a

USD 62m increase

in
income from associates

and joint ventures,

which included

a gain that

resulted from a

change to

the equity

method
measurement basis for a portion of our investment in SIX Group

.

UBS Group has a 36% economic equity interest
in SIX Group and accounts for its proportionate share of SIX Group’s profit or loss.
›
Refer to the “Recent developments” section of the UBS Group

third quarter 2022 report for

more information about the
sale of our domestic wealth

management business in Spain and the sale

of UBS Swiss Financial Advisers AG
Credit loss expense / release: 3Q23 vs

3Q22
Total net credit loss expenses in the third quarter of 2023 were USD 306m, compared with net credit loss releases of USD 3m in the prior-year quarter.
›
Refer to “Note 8 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3
Purchased

Total
For the quarter ended 30.9.23
Global Wealth Management

(18)

15

6
2
Personal & Corporate Banking

85

60

23

168
Asset Management

0

0

0

0
Investment Bank

(6)

10

0

4
Non-core and Legacy

71

20

34

125
Group Items
1
5

0

0
6
Total

137

105

63

306
For the quarter ended 30.6.23
2
Global Wealth Management

121

9

7

136
Personal & Corporate Banking

206

28

0

234
Asset Management

1

0

0

1
Investment Bank

134

(4)

1

132
Non-core and Legacy

74

44

0

119
Group Items
1

2

0

0

2
Total

537

77

8

623
For the quarter ended 30.9.22
Global Wealth Management

6

1

7
Personal & Corporate Banking

(6)

(9)

(15)
Asset Management

0

0

0
Investment Bank

4

1

4
Group Items
1

0

0

0
Total

4

(7)

(3)
1 Starting with the third quarter

of 2023, Non-core and Legacy represents a

separate reportable segment and Group Functions has been

renamed Group Items. Prior periods have been restated to reflect these changes.

2 Certain prior-period

figures as of

or for the

quarter ended 30

June 2023 have

been restated due

to effects of

measurement period adjustments

in relation to

the acquisition of

the Credit Suisse

Group. Refer

to
“Note 2 Accounting for the acquisition of the Credit Suisse Group” for more information.
Operating expenses: 3Q23 vs 3Q22
Operating expenses
For the quarter ended % change from Year-to-date
USD m 30.9.23 30.6.23 30.9.22 2Q23 3Q22 30.9.23 30.9.22
Personnel expenses

7,571

5,651

4,216

34

80

17,842

13,559
of which: salaries and variable compensation

6,428

4,804

3,566

34

80

15,118

11,520
of which: variable compensation – financial advisors
1

1,150

1,110

1,093

4

5

3,372

3,436
General and administrative expenses

3,124

1,968

1,192

59

162

7,157

3,769
of which: net expenses for litigation, regulatory and similar matters

12

69

21

(83)

(44)

802

298
of which: other general and administrative expenses

3,112

1,899

1,171

64

166

6,355

3,471
Depreciation, amortization and impairment of non-financial

assets

950

866

508

10

87

2,341

1,517
Total operating expenses

11,644

8,486

5,916

37

97

27,340

18,845
1 Consists of cash and deferred compensation awards and is based on compensable revenues and firm tenure using a formulaic

approach. It also includes expenses related to compensation commitments with financial
advisors entered into at the time of recruitment that are subject to vesting requirements.

UBS Group third quarter 2023 report |
UBS Group | Group performance

Personnel expenses
Personnel

expenses

increased

by

USD 3,355m

to

USD 7,571m,

mainly

reflecting

higher

salaries

and

variable
compensation, which

increased overall

by USD 2,862m.

This increase was

largely due

to the consolidation

of Credit
Suisse

expenses

of

USD 2,897m

and

included

integration-related

expenses

of

USD 1,039m

relating

to

awards
granted

to employees

to

support retention

and

operational stability,

severance expenses,

and

the

alignment of
Credit

Suisse

processes

to

the

UBS

variable

compensation

framework.

Excluding

the

aforementioned

effects,
salaries and variable

compensation increased due

to salary adjustments,

higher variable compensation,

and foreign
currency effects.
›
Refer to “Note 6 Personnel expenses” in the “Consolidated financial statements” section of this report for more information
General and administrative expenses
General and administrative

expenses increased by USD

1,932m to USD 3,124m,

largely due to

the consolidation of
Credit

Suisse

expenses

of

USD 1,586m

and

higher

technology

costs.

The

third

quarter

of

2023

included

total
integration-related expenses of USD 860m, largely from

higher real estate costs and higher consulting fees.
We believe that the industry continues to operate in an environment in which expenses associated with litigation,
regulatory and similar matters will remain elevated

for the foreseeable future, and we continue

to be exposed to a
number

of

significant

claims

and

regulatory

matters.

The

outcome

of

many

of

these

matters,

the

timing

of

a
resolution, and the

potential effects

of resolutions on

our future business,

financial results

or financial condition

are
extremely difficult to predict.
›
Refer to “Note 7 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Note 15 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters
›
Refer to “Regulatory and legal developments” in the Annual Report 2022 and “Risks relating to UBS”

filed on Form
6-K together with the UBS Group second quarter 2023 report for more information
Depreciation, amortization and impairment of

non-financial assets
Depreciation, amortization and impairment

of non-financial assets

increased by USD 442m

to USD 950m, largely
due to the consolidation of

Credit Suisse expenses of

USD 378m, and included total integration-related expenses
of USD 104m. Excluding Credit

Suisse, depreciation increased, due to

higher depreciation of internally developed
software, reflecting a higher

level of capitalized

costs, as well

as higher costs

in respect of

leasehold improvements.
Tax: 3Q23 vs 3Q22
Income tax expenses were

USD 526m for the third

quarter of 2023, compared with

USD 580m for the prior-year
quarter. Current

tax expenses

were USD 643m,

compared with

USD 368m, and

related to

the taxable

profits of
UBS Switzerland AG and

other

entities.

There

was

a

net

deferred

tax

benefit

of

USD 116m,

compared with

an
expense

of

USD 213m

in

the

prior-year

quarter.

This

included

a

benefit

of

USD 133m

that

resulted

from

the
recognition

of

deferred

tax

assets

(DTAs)

for

tax

credits

carried

forward

in

relation

to

US

corporate

alternative
minimum tax and a

benefit of USD 89m

in respect of

an increase in the

expected value of

future tax deductions

for
deferred compensation awards,

due to

an increase

in the

Group’s share

price during

the quarter.

These benefits
were partly offset

by expenses of

USD 106m that primarily

relate to the

amortization of DTAs

previously recognized
in relation to tax losses carried forward and deductible

temporary differences of UBS Americas Inc.
Although the

Group had a

net pre-tax loss

for the quarter,

it has a

tax expense because

that loss

included operating
losses of certain entities, reflecting

integration-related expenses and restructuring costs, that did not result in any
tax benefits because

they cannot be offset

with profits of

other entities in the

Group,

and they did not

result in any
DTA recognition. The Group’s tax expense

for the fourth quarter of 2023 may

be similarly impacted if further

such
operating losses

are incurred,

and it

may also

be affected

by remeasurements

of DTAs

connected with

business
planning or that result from material changes

to jurisdictional statutory tax rates.

UBS Group third quarter 2023 report |
UBS Group | Group performance

Total comprehensive income attributable

to shareholders
In the third quarter of

2023, total comprehensive income attributable to shareholders was negative USD 2,684m, reflecting a net loss of USD 785m and other comprehensive

income (OCI), net of tax, of negative USD 1,899m.
OCI related to own credit on financial

liabilities designated at fair value was negative USD 686m, primarily due to
a tightening of our own credit spreads.
Foreign currency

translation OCI

was negative

USD 615m, mainly resulting

from a

weakening of

the Swiss

franc
and the euro against the US dollar.
OCI

related

to

cash

flow

hedges

was

negative

USD 526m,

mainly

reflecting

net

unrealized

losses

on

US

dollar
hedging derivatives resulting from increases

in the relevant US dollar long-term interest

rates.
›
Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital” in the “Capital management”
section of this report for more information about the effects of OCI on common equity tier 1 capital
›
Refer to “Note 20 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report
2022 for more information about own credit on financial liabilities designated at fair value
Sensitivity to interest rate movements
As of 30 September

2023, it is

estimated that a

parallel shift in

yield curves by

+100 basis points

could lead to

a
combined increase in

annual net interest

income from our

banking book of

approximately USD 1.6bn in

the first
year after

such a

shift. Of

this increase,

approximately USD 0.8bn, USD 0.4bn

and USD 0.1bn

would result

from
changes in Swiss franc, US dollar and

euro interest rates, respectively. A parallel shift in yield curves by –100 basis
points could

lead to

a combined

decrease in

annual net

interest income

of approximately

USD 1.5bn in

the first
year after such a shift, showing similar currency

contributions as for the aforementioned increase

in rates.
These estimates

are based

on a

hypothetical scenario

of an

immediate change

in interest

rates, equal

across all
currencies

and

relative

to

implied

forward

rates

as

of

30 September

2023

applied

to

our

banking

book.

These
estimates further assume no change to balance sheet size and product mix, stable foreign exchange rates, and no specific management action. These estimates do

not represent a forecast of net interest income

variability.

›
Refer to the “Risk management and control” section of this report for information about interest rate risk in the banking book
Key figures and personnel
Below is

an overview

of selected

key figures

of the

Group. For

further information

about key

figures related

to
capital management, refer to the “Capital management”

section of this report.

Cost / income ratio: 3Q23 vs 3Q22
The cost

/ income

ratio was 99.6%,

compared with

71.8%, mainly reflecting

an increase

in operating expenses,
partly offset by an increase in

total revenues. The operating

loss incurred by Credit Suisse entities

is reflected in the
overall

increase

of

the

ratio

for

the

UBS

Group.

On

an

underlying

basis,

the

cost

/

income

ratio

was

89.3%,
compared with 74.4%, mainly reflecting an increase

in operating expenses on an underlying

basis, partly offset by
an increase in total revenues on an underlying basis.
Personnel: 3Q23 vs 2Q23
The number of personnel employed as of 30 September 2023 was 115,981 (full-time equivalents), a net decrease of 3,119 compared with 30 June 2023.

UBS Group third quarter 2023 report |
UBS Group | Group performance

Equity, CET1 capital and returns
As of or for the quarter ended Year-to-date
USD m, except where indicated 30.9.23 30.6.23
1
30.9.22 30.9.23 30.9.22
Net profit
Net profit / (loss) attributable to shareholders

(785)

28,992

1,733

29,235

5,977
Equity

Equity attributable to shareholders

84,856

87,116

55,756

84,856

55,756
Less: goodwill and intangible assets

7,462

7,569

6,210

7,462

6,210
Tangible equity attributable to shareholders

77,394

79,547

49,546

77,394

49,546
Less: other CET1 deductions

(1,193)

(710)

4,882

(1,193)

4,882
CET1 capital

78,587

80,258

44,664

78,587

44,664
Returns
Return on equity (%)

(3.7)

161.2

12.3

54.5

13.7
Return on tangible equity (%)

(4.0)

178.4

13.9

60.3

15.4
Underlying return on tangible equity (%)

1.1

2.7

12.1

3.6

12.8
Return on CET1 capital (%)

(4.0)

185.8

15.5

62.6

17.8
Underlying return on CET1 capital (%)

1.1

2.9

13.5

3.8

14.8
1 Comparative-period information has been restated. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.
Common equity tier 1 capital: 3Q23 vs 2Q23
During the third

quarter of 2023,

our common equity

tier 1 (CET1)

capital decreased by

USD 1.7bn to USD 78.6bn,
mainly reflecting an

operating loss before

tax of USD 0.3bn, current

tax expenses of USD

0.6bn, negative effects
from foreign

currency translation

of USD 0.6bn,

dividend accruals of

USD 0.5bn and amortization

of transitional
CET1 PPA adjustments (interest rate and own credit) of USD 0.3bn (net of tax).
Return on CET1 capital: 3Q23 vs 3Q22
The

annualized

return

on

CET1

capital

was

negative

4.0%,

compared

with

positive

15.5%,

driven

by

a

loss
attributable to

shareholders compared

with a

profit

in the

prior-year

quarter and

the impacts

of

an

increase

in
average CET1 capital. On an underlying basis,

the return on CET1 capital was 1.1%.
Risk-weighted assets: 3Q23 vs 2Q23
Risk-weighted assets

(RWA) decreased by

USD 10.1bn to

USD 546.5bn, primarily

driven by decreases

of USD 5.5bn
due

to currency

effects

and

USD 5.3bn due

to asset

size

and

other movements,

partly

offset

by

an

increase

of
USD 0.6bn due to model updates
.
Common equity tier 1 capital ratio: 3Q23 vs 2Q23
Our CET1 capital ratio was broadly unchanged at 14.4%,

reflecting the aforementioned decrease in CET1 capital,
offset by the decrease in RWA.
Leverage ratio denominator: 3Q23 vs 2Q23
During

the

third

quarter

of

2023,

the

leverage

ratio

denominator

(the

LRD)

decreased

by

USD 62.1bn

to
USD 1,615.8bn, primarily driven by

decreases from asset

size and other

movements of USD 37.1bn and

currency
effects of USD 24.9bn.
Common equity tier 1 leverage ratio: 3Q23

vs 2Q23
Our CET1

leverage ratio

increased to

4.9% from

4.8%, due

to the

aforementioned decrease

in the

LRD, partly
offset by the decrease in CET1 capital.
Going concern leverage ratio: 3Q23 vs 2Q23

Our going

concern leverage

ratio increased

to 5.7%

from 5.6%,

reflecting the

aforementioned decrease

in the
LRD, partly offset by the decrease in CET1 capital.
Results 9M23 vs 9M22
Operating profit before tax increased by USD 22,930m

to USD 30,597m, primarily reflecting negative goodwill of
USD 28,925m,

partly

offset

by

an

operating

loss

incurred

by

Credit

Suisse

entities

of

USD 2,765m,

and

lower
operating profit earned excluding Credit Suisse.
Total revenues increased

by USD 3,445m, or

13%, to USD 29,979m,

including the consolidation

of Credit Suisse
revenues

of

USD 4,624m,

partly

offset

by

lower

year-on-year

revenues

in

non-Credit

Suisse

entities,

across

the
respective reporting lines

discussed below.

Total revenues include

accretion impacts

resulting from PPA

adjustments
on financial instruments and other effects

of USD 1,336m.

UBS Group third quarter 2023 report |
UBS Group | Group performance

Total combined

net interest

income and

other net

income from

financial instruments

measured at

fair value

through
profit or loss increased by USD 2,939m,

mainly due to the consolidation

of USD 2,410m of Credit Suisse

revenues.
Excluding Credit

Suisse,

there

were increases

of USD 764m

in

Personal &

Corporate Banking

and USD 493m

in
Global Wealth

Management,

partly offset

by a

USD 721m decrease

in the

Investment Bank.

The increase

in Personal
& Corporate Banking primarily reflected the

impacts of rising interest rates, and higher

loan revenues, partly offset
by lower

deposit fees

and the

prior-year period

including benefits

from the

SNB deposit

exemption. In

addition,
revenues were higher

in Global

Wealth Management, reflecting

an increase in

deposit margins, driven

by higher
rates.

The

decrease

in

the

Investment

Bank

was

due

to

lower

levels

of

both

volatility

and

client

activity,
predominantly in

Derivatives &

Solutions. This

decrease was

partly

offset

by

an

increase in

Financing, reflecting
increases across all products.
Net fee

and commission

income increased

by USD 1,196m,

largely due

to higher

portfolio management

and related
services fees,

due to

the consolidation

of USD 1,955m

of Credit

Suisse revenues,

partly

offset by

the impact

of
negative market performance

on Global

Wealth Management and

Asset Management revenues,

which also

had
lower investment fund fees due to negative market

performance.

Other income decreased

by USD 691m

and included

higher gains

recognized on repurchases

of UBS’s

own debt
instruments and a higher

share of net profits

from associates

and joint ventures,

mainly due to our share

of the net
profit from

the equity

ownership of

SIX Group.

These increases

were more

than offset

by an

USD 848m gain

in
Asset

Management

from

the

sale

of

a

joint

venture

in

the

prior-year

period.

In

addition,

the

prior-year

period
included

gains

in

Global

Wealth

Management of

USD 133m

on

the

sale

of

our

domestic

wealth

management
business in Spain and USD 86m on the sale of

UBS Swiss Financial Advisers AG.
Expected credit

loss expenses

were USD 967m,

largely due to

the consolidation

of Credit

Suisse expected

credit loss
expenses of USD 888m, compared with expenses

of USD 22m in the prior-year period.

Operating expenses

increased by

USD 8,495m, or

45%, to

USD 27,340m, largely

due to

the consolidation

of Credit
Suisse expenses of USD

6,501m. Included in the

overall increase were integration-related

expenses of USD 2,727m
and acquisition-related costs of USD 202m.

Personnel

expenses

increased

by

USD 4,283m,

largely

due

to

the

consolidation

of

Credit

Suisse

expenses

of
USD 3,985m,

and

included

USD 1,399m

of

integration-related

expenses.

On

an

underlying

basis,

salaries

and
variable compensation increased due to salary

adjustments,

partly offset by lower variable compensation.

General and

administrative expenses increased

by USD 3,388m, largely

due to

the consolidation of

Credit Suisse
expenses of USD 2,037m,

and included USD 979m of integration-related expenses and

USD 202m in acquisition-
related costs. In addition,

expenses for litigation,

regulatory and similar

matters increased, driven

by the USD 665m
increase in

provisions recognized

in the

first quarter

of 2023

related to

the US

residential mortgage-backed

securities
litigation matter.

Depreciation, amortization and

impairment of

non-financial assets

increased by

USD 824m, primarily

due to

the
consolidation of

Credit Suisse

expenses of

USD 480m,

and included

USD 349m of

integration-related expenses,
mainly reflected in an impairment

of software projects in progress

of USD 206m resulting from a

reprioritization of
software development activity in the context

of the acquisition.

Underlying results 9M23

vs 9M22
Underlying

results

for

the

nine-month

period

ended

30 September

2023

excluded

negative

goodwill

of
USD 28,925m,

and accretion impacts resulting from

PPA adjustments on financial instruments

and other effects of
USD 1,336m

from

total

revenues.

Integration-related

expenses

of

USD 2,727m,

acquisition-related

costs

of
USD 202m and amortization

from newly recognized intangibles

resulting from the

acquisition of Credit

Suisse of
USD 36m were excluded from operating expenses.
On

an

underlying

basis,

profit

before

tax

decreased

by

USD 3,330m,

or

50%,

to

USD 3,301m,

reflecting

a
USD 5,530m increase in underlying

operating expenses and

net credit loss expenses

of USD 967m, compared with
USD 22m in the prior-year period, partly offset

by a USD 3,145m increase in underlying total

revenues.

›
Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information about the negative goodwill recognized

UBS Group third quarter 2023 report |
UBS Group | Group performance

Outlook
Central banks

have paused

interest rate

increases, but

uncertainties remain

in terms

of

the appropriate

level

of
interest rates that

will allow

inflation to

converge to their

targets.

As a

result, the

outlook for economic

growth,
asset

valuations

and

market volatility

remains

difficult

to

predict.

In

addition,

the

ongoing

geopolitical tensions
including the conflicts in the Middle East and

Ukraine continue to cloud the macroeconomic

outlook.
This, in

addition to

normal seasonality,

may affect

wealth management

and institutional

clients’

transactional activity
in the fourth quarter of 2023. We also expect clients to continue to shift cash holdings from deposits into higher-
yielding products, resulting in similar sequential net

interest income performance.
As we continue to execute on our strategy,

growth and integration plans, our focus

remains on offsetting some of
these ongoing

challenges by

helping clients

to manage the

inherent risks and

opportunities, gaining

share of wallet
and actively winding down our non-core assets

and costs.

UBS Group third quarter 2023 report |
UBS business divisions and Group Items |

Global Wealth Management

18
UBS business divisions and
Group Items
Management report
Starting with

the third

quarter

of 2023,

we report

five business

divisions in

line with

International

Financial Reporting
Standard (IFRS): Global Wealth Management, Personal &

Corporate Banking, Asset Management, the Investment
Bank, and Non-core and Legacy.

Group Functions has been renamed

Group Items and excludes

UBS’s former Non-
core and

Legacy Portfolio

and includes

certain of

the assets

and liabilities

of the

former Credit

Suisse Corporate
Center.
The

Non-core and

Legacy business

division includes

positions and

businesses not

aligned with

our

strategy and
policies. Those consist of the assets and liabilities reported as part of the former Credit Suisse Capital Release Unit in the second quarter

of 2023 and certain

assets and liabilities

of the former

Credit Suisse Investment

Bank, Wealth
Management

and

Asset

Management

divisions,

as

well

as

of

the

former

Credit

Suisse

Corporate

Center.

Also
included

are

the

remaining

assets

and

liabilities

of

UBS’s

Non-core

and

Legacy

Portfolio,

previously

reported

in
Group Functions, and smaller amounts of

assets and liabilities of UBS’s business

divisions that we have assessed as
not strategic in light of the acquisition of the

Credit Suisse Group.
Information for the business divisions

and Group Items for the second

quarter of 2023 has been restated

to reflect
the effect of

the integration of

the UBS and

Credit Suisse divisions

on an IFRS

basis from June

2023 onward, as

well
as the establishment

of the Non-core

and Legacy business division.

The aforementioned transfer

of a small amount
of assets and

liabilities from legacy

UBS business divisions

into Non-core and

Legacy has been

applied prospectively,
starting with

the third

quarter of

2023. Information

for the

third quarter

of 2022

represents the

results of

UBS
Group operations prior

to the acquisition

of the Credit

Suisse Group, but is

presented in line with

the new business
division structure. As we execute our integration plans, it is expected that allocation methodologies for profit and
loss and balance sheet to the business divisions

and into Group Items will continue

to be reviewed and refined.

UBS Group third quarter 2023 report |
UBS business divisions and Group Items |

Global Wealth Management

19
Global Wealth Management
Global Wealth Management
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.9.23 30.6.23
1
30.9.22
2
2Q23 3Q22 30.9.23 30.9.22
2
Results
Net interest income

1,946

1,657

1,366

17

43

5,094

3,775
Recurring net fee income
3

2,886

2,635

2,464

10

17

7,975

7,883
Transaction-based income
3

959

841

732

14

31

2,642

2,479
Other income

19

12

224

67

(91)

34

229
Total revenues

5,810

5,144

4,786

13

21

15,746

14,367
Credit loss expense / (release)

2

136

7

(98)

(67)

154

(3)
Operating expenses

4,801

4,022

3,326

19

44

12,384

10,450
Business division operating profit / (loss) before tax

1,007

986

1,453

2

(31)

3,208

3,919
Underlying results
Total revenues as reported

5,810

5,144

4,786

13

21

15,746

14,367
of which: gains from sales of subsidiary and business

219

219
of which: accretion of PPA adjustments on financial instruments

318

117

171

436
Total revenues (underlying)
3

5,492

5,026

4,567

9

20

15,310

14,148
Credit loss expense / (release)

2

136

7

(98)

(67)

154

(3)
Operating expenses as reported

4,801

4,022

3,326

19

44

12,384

10,450
of which: integration-related expenses
3

431

67

548

498
Operating expenses (underlying)
3

4,370

3,956

3,326

10

31

11,886

10,450
of which: expenses for litigation, regulatory and similar matters

22

41

18

(47)

22

73

192
Business division operating profit / (loss) before tax as reported

1,007

986

1,453

2

(31)

3,208

3,919
Business division operating profit / (loss) before tax (underlying)
3

1,119

935

1,234

20

(9)

3,270

3,700
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3

(30.7)

(14.8)

(4.2)

(18.2)

(7.1)
Cost / income ratio (%)
3

82.6

78.2

69.5

78.7

72.7
Average attributed equity (USD bn)
4

25.0

20.9

20.0

20

25

22.1

19.9
Return on attributed equity (%)
3,4

16.1

18.9

29.1

19.4

26.2
Financial advisor compensation
5

1,150

1,110

1,093

4

5

3,372

3,436
Net new money (USD bn)
3

21.5

13.6

12.8

62.8

31.2
Invested assets (USD bn)
3

3,617

3,717

2,655

(3)

36

3,617

2,655
Loans, gross (USD bn)
6

282.9

290.4

221.7

(3)

28

282.9

221.7
Customer deposits (USD bn)
6

439.9

419.5

336.0

5

31

439.9

336.0
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
3,7

0.5

0.4

0.2

0.5

0.2
Advisors (full-time equivalents)

10,278

10,538

9,230

(2)

11

10,278

9,230
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
3

(9.2)

(19.2)

(12.9)

(11.6)

(10.2)
Cost / income ratio (%)
3

79.6

78.7

72.8

77.6

73.9
1 Information has

been restated

to reflect

the effects

of the

integration of

the Wealth

Management (Credit

Suisse) division

on an

IFRS basis.

In addition,

certain information

has been

revised. Refer

to “Note

2
Accounting for the acquisition of the Credit

Suisse Group” in the “Consolidated financial

statements” section of this report for

more information.

2 Information reflects Global Wealth

Management as reported in
the third quarter of 2022 and the first nine

months of 2022, respectively.

3 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

4 Refer to “Capital
management” in the “Capital, liquidity and funding, and balance sheet” section of the Annual Report 2022 for more information about the equity attribution framework.

5 Relates to licensed professionals with the
ability to provide investment advice to clients in the Americas. Consists of cash and deferred compensation awards and is based on compensable revenues and firm tenure using a formulaic approach. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements. Recruitment loans to financial advisors were USD 1,764m as of
30 September 2023.

6 Loans and Customer deposits in this table include customer brokerage receivables and payables, respectively,

which are presented in a separate reporting line on the balance sheet.

7 Refer
to the “Risk management and control” section of this report for more information about (credit-)impaired exposures. Excludes loans to financial advisors.
Results: 3Q23 vs 3Q22
Profit before

tax decreased

by USD 446m,

or 31%, to

USD 1,007m, mainly

driven by

higher operating

expenses
and due

to the

third quarter

of 2022

including a

USD 133m gain

from the

sale of

our domestic

wealth management
business in Spain and

an USD 86m gain from

the sale of UBS

Swiss Financial Advisers AG. The

decrease was also
due to

the acquisition of

the Credit

Suisse Group. Excluding

USD 318m of

accretion of purchase

price allocation
(PPA) adjustments

on financial

instruments and

integration-related expenses

of USD 431m,

underlying profit

before
tax was USD 1,119m.
Total revenues
Total revenues increased by

USD 1,024m, or

21%, to

USD 5,810m, mainly

due to

the consolidation

of Credit

Suisse
revenues, which included

USD 318m of accretion

of PPA

adjustments on financial instruments.

The increase was
partly offset by lower other income. Excluding accretion

effects, underlying total revenues were USD 5,492m.

UBS Group third quarter 2023 report |
UBS business divisions and Group Items |

Global Wealth Management

20
Net interest income increased by USD 580m, or 43%, to USD 1,946m, largely attributable to the consolidation of
Credit

Suisse

net

interest

income,

which

included

USD 298m

of

accretion

of

PPA

adjustments

on

financial
instruments,

and the effects of higher deposit margins,

resulting from rising interest rates, partly offset

by shifts to
lower-margin

deposit

products

and

lower

loan

revenues,

reflecting

lower

average

loan

volumes

and

margins.
Excluding accretion effects, underlying net interest

income was USD 1,648m.
Recurring net

fee income

increased by

USD 422m, or

17%, to

USD 2,886m, attributable to

the consolidation of
Credit Suisse recurring net fee income,

as well as reflecting positive market performance.
Transaction-based income

increased by USD 227m,

or 31%, to

USD 959m, largely

attributable to the

consolidation
of Credit Suisse transaction-based income, which included USD 20m of accretion of PPA adjustments on financial
instruments, as well as higher levels of

client activity, particularly in Asia Pacific, Switzerland and EMEA.

Excluding
accretion effects, underlying transaction-based

income was USD 939m.
Other income decreased

by USD 205m, or

91%,

to USD 19m, largely

due to the

third quarter of

2022 including
the aforementioned

gains from

the sales

of our

domestic wealth

management business

in Spain

and UBS

Swiss
Financial Advisers AG.
Credit loss expense / release
Net credit loss expenses were USD 2m, compared with net expenses of USD 7m in the third quarter of 2022.
Operating expenses
Operating expenses increased by USD

1,475m, or 44%, to USD 4,801m,

largely due to the consolidation

of Credit
Suisse expenses,

integration-related expenses,

unfavorable foreign

currency effects,

higher financial

advisor variable
compensation

and

an

increase

in

technology

expenses.

Excluding

integration-related

expenses

of

USD 431m,
underlying operating expenses were USD 4,370m.
Invested assets: 3Q23 vs 2Q23
Invested assets decreased by USD 100bn, or 3%, to USD 3,617bn, mainly driven by negative market performance of USD 53bn, a reclassification of

USD 30bn related to non-strategic relationships,

a transfer of USD 5bn

to Non-
core and Legacy, and unfavorable

foreign currency effects of

USD 30bn, partly offset by

net new money inflows of
USD 22bn.
Loans: 3Q23 vs 2Q23
Loans

decreased

by

USD 7.5bn

to

USD 282.9bn,

mainly

driven

by

negative

net

new

loans

of

USD 7.1bn

and
negative foreign currency effects.
Customer deposits: 3Q23 vs 2Q23
Customer deposits

increased by

USD 20.4bn to

USD 439.9bn, mainly

driven by

net inflows

into

fixed-term and
savings deposit products,

partly offset by continued

shifts into money market

funds and US-government securities,
as well as unfavorable foreign currency effects.
Results: 9M23 vs 9M22
Profit before tax decreased by USD 711m, or 18%, to USD 3,208m, mainly due to higher operating expenses and the

first

nine

months

of

2022

including

a

USD 133m gain

from

the

sale

of

our

domestic

wealth

management
business in Spain and

an USD 86m gain from

the sale of UBS

Swiss Financial Advisers AG. The

decrease was also
due to

the acquisition

of the

Credit Suisse

Group. Excluding

USD 436m of

accretion of

PPA adjustments

on financial
instruments and integration-related expenses

of USD 498m, underlying profit before

tax was USD 3,270m.

UBS Group third quarter 2023 report |
UBS business divisions and Group Items |

Global Wealth Management

21
Total revenues increased by USD 1,379m, or

10%, to USD 15,746m, largely driven

by the consolidation of

Credit
Suisse

revenues,

which

included

the

aforementioned

USD 436m

of

accretion

of

PPA

adjustments

on

financial
instruments, and

higher net

interest income. The

increase was

partly offset by

a decrease

in lower recurring

net fee,
other

and

transaction-based income.

Excluding

the

aforementioned accretion

effects, underlying

total

revenues
were USD 15,310m.
Net interest income

increased by USD 1,319m, or

35%, to USD 5,094m, largely

attributable to the

consolidation
of

Credit

Suisse

net

interest

income,

which

included

USD 412m

of

accretion

of

PPA

adjustments

on

financial
instruments, with

the remaining

increase mainly

driven by

higher deposit

margins, resulting

from rising

interest
rates, partly

offset by

the effects

of shifts

to lower-margin

deposit products,

lower average

deposit volumes and
lower loan

revenues, reflecting

lower average

volumes and

margins. Excluding

accretion effects,

underlying net
interest income was USD 4,682m.
Recurring net

fee income

increased by

USD 92m, or

1%, to

USD 7,975m, mainly

driven by

the consolidation

of
Credit Suisse recurring net fee income, partly

offset by negative market performance.
Transaction-based income increased by USD 163m, or 7%, to USD 2,642m, mainly driven by the consolidation of
Credit

Suisse

transaction-based income,

which

included

USD 24m

of

accretion of

PPA

adjustments on

financial
instruments, partly offset

by lower

levels of

client activity,

particularly in the

Americas and Asia

Pacific. Excluding
accretion effects, underlying transaction-based

income was USD 2,618m.
Other income

decreased by

USD 195m, or

85%, to

USD 34m, largely

due to

the first

nine months

of 2022

including
the aforementioned gains from the sales of our domestic wealth management business in Spain and of UBS Swiss
Financial Advisers AG.
Net

credit

loss

expenses

were

USD 154m,

mainly

driven

by

the

consolidation

of

Credit

Suisse

net

credit

loss
expenses, compared with net releases of USD

3m in the first nine months of 2022.
Operating expenses

increased by

USD 1,934m, or

19%, to

USD 12,384m, largely

due to

the consolidation

of Credit
Suisse

expenses,

higher

technology

expenses,

integration-related

expenses,

and

unfavorable

foreign

currency
effects. These were partly offset

by lower provisions for litigation, regulatory

and similar matters,

as well as lower
financial advisor

variable compensation.

Excluding

integration-related expenses

of USD 498m,

underlying operating
expenses were USD 11,886m.
Regional breakdown of performance measures
As of or for the quarter ended 30.9.23
USD bn, except where indicated Americas
1
Switzerland
2
EMEA
2
Asia Pacific
2
Global
3
Global Wealth
Management
Total revenues (USD m)

2,607

873

1,166

833

332

5,810
Operating profit / (loss) before tax (USD m)

307

374

272

160

(106)

1,007
Operating profit / (loss) before tax (underlying) (USD m)
4

307

374

272

160

7

1,119
Cost / income ratio (%)
4

88.8

55.6

76.1

81.2
–

82.6
Cost / income ratio (underlying) (%)
4

88.8

55.6

76.1

81.2
–

79.6
Loans, gross

99.6
5

71.8

63.2

47.4

0.8

282.9
Net new loans

(1.7)

(1.0)

(1.8)

(2.6)

0.0

(7.1)
Net new money
4

0.3

0.9

7.9

13.1

(0.6)

21.5
Net new money growth rate (%)
4

0.1

0.7

4.1

8.2
–

2.3
Invested assets
4

1,764

614

623

611

5

3,617
Advisors (full-time equivalents)

6,142

1,002

1,811

1,232

91

10,278
1 Including the following business units: United

States and Canada; and Latin

America.

2 In the third quarter of

2023, the invested assets of

Global Financial Intermediaries were transferred

from EMEA and Asia
Pacific to the Switzerland region, to better align it to

the management structure. These changes were applied prospectively and had no impact on previous quarters.

3 Includes minor functions, which are not included
in the

four regions

individually presented

in this

table, and

also includes

impacts from

accretion of

purchase price

allocation adjustments

on financial

instruments and

integration-related expenses.

4 Refer to
“Alternative performance measures” in the appendix to this report for the definition and calculation method.

5 Loans include customer brokerage receivables, which are presented in a separate reporting line on the balance sheet.

UBS Group third quarter 2023 report |
UBS business divisions and Group Items |

Global Wealth Management

22
Regional comments 3Q23 vs 3Q22, except where

indicated

Americas
Profit

before

tax

decreased

by

USD 231m

to

USD 307m.

Total

revenues

decreased

by

USD 53m,

or

2%,

to
USD 2,607m, driven by lower net interest

and transaction-based income, partly offset by higher

recurring net fee
income

and

the

consolidation

of

Credit

Suisse

revenues

in

the

third

quarter

of

2023.

The

cost

/

income

ratio
increased to

88.8% from

79.8%. Loans

decreased 2%

compared with the

second quarter

of 2023,

to USD 99.6bn,
mainly reflecting USD 1.7bn of negative net new loans.

Net new money inflows were USD 0.3bn.
Switzerland
Profit

before

tax

increased

by

USD 195m

to

USD 374m.

Total

revenues

increased

by

USD 445m,

or

104%,

to
USD 873m, driven by the transfer

of the Global Financial Intermediaries

business to the Switzerland

region, as well
as the

consolidation of Credit

Suisse revenues in

the third

quarter of 2023.

The cost

/ income

ratio decreased to
55.6%

from

56.6%.

Loans

increased

10%

compared

with

the

second

quarter

of

2023,

to

USD 71.8bn,

as
USD 1.0bn of negative net new loans

were offset by the transfer of the Global

Financial Intermediaries business

to
the Switzerland region. Net new money inflows were

USD 0.9bn.
EMEA
Profit

before

tax

decreased

by

USD 226m

to

USD 272m.

Total

revenues

increased

by

USD 94m,

or

9%,

to
USD 1,166m, largely

driven by

the consolidation

of Credit

Suisse revenues,

partly offset

by

the aforementioned
gains from the sales in

the third quarter of

2022 and by the

transfer of the Global

Financial Intermediaries

business
to

the

Switzerland

region.

The

cost

/

income

ratio

increased

to

76.1%

from

53.2%.

Loans

decreased

13%
compared

with

the

second

quarter

of

2023,

to

USD 63.2bn,

driven

by

the

transfer

of

the

Global

Financial
Intermediaries business

to the Switzerland

region, as well

as USD 1.8bn of

negative net new

loans. Net new

money
inflows were USD 7.9bn.
Asia Pacific
Profit

before

tax

decreased

by

USD 77m

to

USD 160m.

Total

revenues

increased

by

USD 213m,

or

34%,

to
USD 833m, mainly

driven by

the consolidation

of Credit

Suisse revenues

and increases

in transaction-based

income.
The cost / income ratio increased to 81.2% from 62.0%. Loans decreased 7% compared with the second quarter of 2023,

to USD 47.4bn,

mostly reflecting

USD 2.6bn of

negative net

new loans.

Net new

money inflows

were
USD 13.1bn.
Global
Operating loss

before tax was

USD 106m, mainly

including USD 431m

of integration-related

expenses, partly

offset
by USD 318m of accretion of PPA adjustments on financial instruments.

UBS Group third quarter 2023 report |
UBS business divisions and Group Items |

Personal & Corporate Banking

23
Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs
As of or for the quarter ended % change from Year-to-date
CHF m, except where indicated 30.9.23 30.6.23
1
30.9.22
2
2Q23 3Q22 30.9.23 30.9.22
2
Results
Net interest income

1,550

1,020

489

52

217

3,222

1,484
Recurring net fee income
3

431

287

206

51

109

928

618
Transaction-based income
3

543

383

285

42

90

1,236

885
Other income

31

(21)

20

56

19

32
Total revenues

2,556

1,669

1,000

53

156

5,404

3,020
Credit loss expense / (release)

154

210

(15)

(27)

378

39
Operating expenses

1,405

886

585

59

140

2,903

1,758
Business division operating profit / (loss) before tax

997

573

430

74

132

2,123

1,222
Underlying results
Total revenues as reported

2,556

1,669

1,000

53

156

5,404

3,020
of which: accretion of PPA adjustments on financial instruments

397

137

191

534
Total revenues (underlying)
3

2,159

1,532

1,000

41

116

4,871

3,020
Credit loss expense / (release)

154

210

(15)

(27)

378

39
Operating expenses as reported

1,405

886

585

59

140

2,903

1,758
of which: integration-related expenses
3

148

27

458

174
of which: amortization from newly recognized intangibles

resulting from the acquisition of
the Credit Suisse Group

25

8

228

33
Operating expenses (underlying)
3

1,232

852

585

45

111

2,696

1,758
of which: expenses for litigation, regulatory and similar matters

(9)

0

0

(8)

0
Business division operating profit / (loss) before tax as reported

997

573

430

74

132

2,123

1,222
Business division operating profit / (loss) before tax (underlying)
3

773

471

430

64

80

1,797

1,222
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3

132.0

44.2

(2.0)

73.7

(2.4)
Cost / income ratio (%)
3

55.0

53.1

58.5

53.7

58.2
Average attributed equity (CHF bn)
4

18.0

10.8

8.9

67

103

12.6

8.8
Return on attributed equity (%)
3,4

22.2

21.3

19.4

22.5

18.5
Loans, gross (CHF bn)

288.5

290.7

142.7

(1)

102

288.5

142.7
Customer deposits (CHF bn)

268.9

261.2

162.4

3

66

268.9

162.4
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
3,5

0.7

0.6

0.8

0.7

0.8
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
3

79.8

18.4

(2.0)

47.0

0.2
Cost / income ratio (%)
3

57.1

55.6

58.5

55.4

58.2
1 Information has been restated to reflect the

effects of the integration of the

Swiss Bank (Credit Suisse) division

on an IFRS basis. In

addition, certain information has been revised.

Refer to “Note 2 Accounting for
the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

2 Information reflects Personal & Corporate Banking as reported in the third quarter of 2022 and the first nine months of 2022, respectively.

3 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

4 Refer to “Capital management”
in the “Capital, liquidity and funding, and balance sheet” section of the Annual Report 2022 for more information about the equity attribution framework.

5 Refer to the “Risk management and control” section of
this report for more information about (credit-)impaired exposures.
Results : 3Q23 vs 3Q22
Profit before

tax increased

by CHF 567m,

or 132%,

to CHF 997m,

mainly due

to the

acquisition of

the Credit

Suisse
Group. Excluding CHF 397m of accretion

of purchase price allocation (PPA) adjustments

on financial instruments,
integration-related

expenses

of

CHF 148m

and

CHF 25m

of

amortization

from

newly

recognized

intangibles
resulting from the acquisition of the Credit

Suisse Group, underlying profit before

tax was CHF 773m.
Total revenues
Total

revenues increased

by

CHF 1,556m, or

156%, to

CHF 2,556m, mainly

due

to

the consolidation

of Credit
Suisse

revenues,

which

included

CHF 397m

of

accretion

of

PPA

adjustments on

financial

instruments, with

the
remaining

increase

largely

reflecting

increases

across

all

income

lines,

predominantly

in

net

interest

income.
Excluding the aforementioned accretion effects, underlying total revenues were CHF 2,159m.
Net interest income increased by CHF 1,061m, or 217%, to CHF 1,550m, largely attributable to the consolidation of

Credit

Suisse

net

interest

income,

which

included

CHF 361m

of

accretion

of

PPA

adjustments

on

financial
instruments,

with

the

remaining

increase

mainly

driven

by

higher

deposit

margins,

which

resulted

from

rising
interest rates, and higher loan

revenues, partly offset by lower

deposit fees. The third

quarter of 2022 included

a
benefit from

the Swiss

National Bank

deposit exemption.

Excluding accretion

effects, underlying

net interest

income
was CHF 1,189m.

UBS Group third quarter 2023 report |
UBS business divisions and Group Items |

Personal & Corporate Banking

24
Recurring net fee

income increased

by CHF 225m,

or 109%, to

CHF 431m, mainly

attributable to the

consolidation
of Credit Suisse recurring

net fee income, with

the remaining increase

mostly driven by the

higher revenues related
to custody assets and mandates, reflecting

higher average volumes of underlying

assets.
Transaction-based income

increased by CHF 258m,

or 90%, to CHF 543m,

largely attributable to

the consolidation
of Credit Suisse transaction-based income, which included CHF

36m of accretion of PPA

adjustments on financial
instruments, with the

remaining increase

mainly driven

by higher

income from

Corporate &

Institutional Clients.
Excluding accretion effects, underlying transaction-based

income was CHF 507m.
Other income increased by

CHF 11m, or 56%,

to CHF 31m, mostly

reflecting a one-time effect

of CHF 23m that
resulted from a

change to the

equity method

measurement basis

for our investment

in SIX Group.

The increase

was
partly offset by a decrease attributable to the

consolidation of Credit Suisse other

income.
Credit loss expense / release
Net

credit

loss

expenses were

CHF 154m,

primarily

related

to

stage 3

positions, compared

with

net

releases

of
CHF 15m in the third quarter of 2022.
Operating expenses
Operating expenses increased by CHF 820m, or 140%, to CHF 1,405m, largely due to the consolidation of Credit
Suisse expenses, with

the remaining increase mostly reflecting integration-related expenses.

Excluding integration-
related expenses of

CHF 148m and CHF 25m

of amortization from

newly recognized intangibles

resulting from the
acquisition of the Credit Suisse Group,

underlying operating expenses were CHF 1,232m.
Results: 9M23 vs 9M22
Profit

before tax

increased by

CHF 901m,

or 74%,

to CHF

2,123m, mainly

due to

the acquisition

of the

Credit
Suisse Group.

Excluding CHF 534m of

accretion of

PPA adjustments

on financial

instruments, integration-related
expenses

of

CHF 174m

and

CHF 33m

of

amortization

from

newly

recognized

intangibles

resulting

from

the
acquisition of the Credit Suisse Group, underlying

profit before tax was CHF 1,797m.
Total revenues increased

by CHF 2,384m,

or 79%, to

CHF 5,404m, mainly

due to the

consolidation of Credit

Suisse
revenues, which included CHF 534m of accretion

of PPA adjustments on financial instruments, with

the remaining
increase

reflecting

increases

across

all

income

lines,

predominantly

in

net

interest

income.

Excluding

the
aforementioned accretion effects, underlying

total revenues were CHF 4,871m.
Net interest income increased by CHF 1,738m, or 117%, to CHF 3,222m, largely attributable to the consolidation of

Credit

Suisse

net

interest

income,

which

included

CHF 484m

of

accretion

of

PPA

adjustments

on

financial
instruments,

with

the

remaining

increase

mainly

driven

by

higher

deposit

margins,

which

resulted

from

rising
interest rates, and

higher loan revenues,

partly offset by

lower deposit fees.

The first nine months

of 2022 included
a

benefit

from

the

Swiss

National

Bank

deposit

exemption.

Excluding

accretion

effects,

underlying

net

interest
income was CHF 2,738m.
Recurring net fee income increased by CHF 310m,

or 50%, to CHF 928m, mainly attributable to the consolidation of

Credit

Suisse

recurring

net

fee

income,

with

the

remaining

increase

mostly

driven

by

higher

revenues

from
account fees.
Transaction-based

income

increased

by

CHF 351m,

or

40%,

to

CHF 1,236m,

largely

attributable

to

the
consolidation of Credit

Suisse transaction-based income,

which included CHF 50m

of accretion of PPA

adjustments
on financial

instruments, with

the remaining

increase mainly

driven by

higher income

from Corporate

& Institutional
Clients. Excluding accretion effects, underlying

transaction-based income was CHF 1,186m.

Other

income

decreased

by

CHF 13m,

or

41%,

to

CHF 19m,

mainly

due

to

a

decrease

attributable

to

the
consolidation of

Credit Suisse

other income,

partly offset

by a

one-time effect

of CHF 23m

that resulted

from a
change to the equity method measurement

basis for our investment in SIX Group.
Net credit

loss expenses

were CHF 378m,

primarily related

to first-time

adoption of

IFRS 9

in Swiss

Bank (Credit
Suisse), compared with net expenses of CHF 39m

in the first nine months of 2022.

UBS Group third quarter 2023 report |
UBS business divisions and Group Items |

Personal & Corporate Banking

25
Operating expenses increased by CHF 1,145m,

or 65%, to CHF 2,903m, largely due to the

consolidation of Credit
Suisse expenses, with

the remaining increase

mostly reflecting integration-related expenses, technology

expenses
and

accruals

for

variable

compensation. Excluding

integration-related

expenses

of

CHF 174m

and

CHF 33m

of
amortization

from

newly

recognized

intangibles

resulting

from

the

acquisition

of

the

Credit

Suisse

Group,
underlying operating expenses were CHF 2,696m.
Personal & Corporate Banking – in US dollars
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.9.23 30.6.23
1
30.9.22
2
2Q23 3Q22 30.9.23 30.9.22
2
Results
Net interest income

1,742

1,135

502

53

247

3,582

1,559
Recurring net fee income
3

485

319

212

52

129

1,030

649
Transaction-based income
3

611

426

294

43

108

1,373

931
Other income

34

(24)

20

66

20

33
Total revenues

2,871

1,856

1,028

55

179

6,005

3,172
Credit loss expense / (release)

168

234

(15)

(28)

418

42
Operating expenses

1,579

985

602

60

162

3,227

1,847
Business division operating profit / (loss) before tax

1,124

637

442

76

155

2,360

1,283
Underlying results
Total revenues as reported

2,871

1,856

1,028

55

179

6,005

3,172
of which: accretion of PPA adjustments on financial instruments

446

153

192

598
Total revenues (underlying)
3

2,426

1,704

1,028

42

136

5,407

3,172
Credit loss expense / (release)

168

234

(15)

(28)

418

42
Operating expenses as reported

1,579

985

602

60

162

3,227

1,847
of which: integration-related expenses
3

166

30

460

195
of which: amortization from newly recognized intangibles

resulting from the acquisition of
the Credit Suisse Group

28

8

229

36
Operating expenses (underlying)
3

1,385

947

602

46

130

2,996

1,847
of which: expenses for litigation, regulatory and similar matters

(9)

0

0

(9)

0
Business division operating profit / (loss) before tax as reported

1,124

637

442

76

155

2,360

1,283
Business division operating profit / (loss) before tax (underlying)
3

872

523

442

67

97

1,994

1,283
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3

154.5

54.3

(7.6)

84.0

(6.1)
Cost / income ratio (%)
3

55.0

53.1

58.5

53.7

58.2
Average attributed equity (USD bn)
4

20.2

12.0

9.2

69

121

14.0

9.3
Return on attributed equity (%)
3,4

22.2

21.3

19.3

22.5

18.4
Loans, gross (USD bn)

315.0

324.5

144.6

(3)

118

315.0

144.6
Customer deposits (USD bn)

293.6

291.6

164.6

1

78

293.6

164.6
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
3,5

0.7

0.6

0.8

0.7

0.8
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
3

97.5

26.5

(7.6)

55.4

(3.5)
Cost / income ratio (%)
3

57.1

55.6

58.5

55.4

58.2
1 Information has been restated to reflect the

effects of the integration of the

Swiss Bank (Credit Suisse) division on

an IFRS basis. In addition,

certain information has been revised. Refer

to “Note 2 Accounting for
the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

2 Information reflects Personal & Corporate Banking as reported in the third quarter of 2022 and the first nine months of 2022, respectively.

3 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

4 Refer to “Capital management”
in the “Capital, liquidity and funding, and balance sheet” section of the Annual Report 2022 for more information about the equity attribution framework.

5 Refer to the “Risk management and control” section of
this report for more information about (credit-)impaired exposures.

UBS Group third quarter 2023 report |
UBS business divisions and Group Items |

Asset Management

26
Asset Management
Asset Management
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.9.23 30.6.23
1
30.9.22
2
2Q23 3Q22 30.9.23 30.9.22
2
Results
Net management fees
3

737

566

502

30

47

1,782

1,579
Performance fees

18

11

14

65

29

52

40
Net gain from disposal of a joint venture

848
Total revenues

755

577

516

31

46

1,834

2,466
Credit loss expense / (release)

0

1

0

1

0
Operating expenses

724

498

376

45

93

1,630

1,193
Business division operating profit / (loss) before tax

31

77

140

(60)

(78)

203

1,273
Underlying results
Total revenues as reported

755

577

516

31

46

1,834

2,466
of which: net gain from disposal of a joint venture

848
Total revenues (underlying)
4

755

577

516

31

46

1,834

1,619
Credit loss expense / (release)

0

1

0

1

0
Operating expenses as reported

724

498

376

45

93

1,630

1,193
of which: integration-related expenses
4

125

14

793

139
Operating expenses (underlying)
4

599

484

376

24

59

1,491

1,193
of which: expenses for litigation, regulatory and similar matters

1

1

2

0
Business division operating profit / (loss) before tax as reported

31

77

140

(60)

(78)

203

1,273
Business division operating profit / (loss) before tax (underlying)
4

156

91

140

71

11

342

426
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
4

(77.8)

(91.9)

(34.5)

(84.1)

82.9
Cost / income ratio (%)
4

95.9

86.4

72.8

88.9

48.4
Average attributed equity (USD bn)
5

2.3

1.8

1.7

27

37

2.0

1.7
Return on attributed equity (%)
4,5

5.4

17.0

33.2

13.9

98.1
Gross margin on invested assets (bps)
4,6

19

17

20

18

30
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
4

11.2

(17.8)

(34.5)

(19.7)

(38.8)
Cost / income ratio (%)
4

79.3

84.0

72.8

81.3

73.7
Information by business line / asset

class
Net new money (USD bn)
4
Equities

(5.7)

12.1

(0.4)

2.4

(13.2)
Fixed Income

4.6

(0.3)

19.7

23.5

23.6
of which: money market

5.7

(2.8)

16.0

20.9

10.0
Multi-asset & Solutions

(0.5)

0.5

0.0

1.3

5.4
Hedge Fund Businesses

(1.7)

0.0

(1.4)

(2.6)

(1.4)
Real Estate & Private Markets

0.7

2.8

0.0

2.4

(0.4)
Total net new money excluding associates

(2.6)

15.1

17.9

26.9

14.0
of which: net new money excluding money market

(8.3)

18.0

2.0

6.0

4.0
Associates
7

1.2

0.1

5.7

1.0

9.1
Total net new money
6

(1.5)

15.2

23.6

27.9

23.1
Invested assets (USD bn)
4
Equities

588

620

411

(5)

43

588

411
Fixed Income

446

448

271

0

65

446

271
of which: money market

146

139

99

5

47

146

99
Multi-asset & Solutions

248

256

149

(3)

67

248

149
Hedge Fund Businesses

58

59

51

(1)

13

58

51
Real Estate & Private Markets

149

157

97

(5)

52

149

97
Total invested assets excluding associates

1,489

1,539

979

(3)

52

1,489

979
of which: passive strategies

642

672

408

(4)

57

642

408
Associates
7

70

70

25

1

185

70

25
Total invested assets
6,8

1,559

1,609

1,004

(3)

55

1,559

1,004

UBS Group third quarter 2023 report |
UBS business divisions and Group Items |

Asset Management

27
Asset Management (continued)
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.9.23 30.6.23
1
30.9.22
2
2Q23 3Q22 30.9.23 30.9.22
2
Information by region
Invested assets (USD bn)
4
Americas

387

382

271

1

43

387

271
Asia Pacific
6

225

230

166

(2)

35

225

166
Europe, Middle East and Africa (excluding Switzerland)

328

343

239

(4)

37

328

239
Switzerland

619

654

328

(5)

89

619

328
Total invested assets
6,8

1,559

1,609

1,004

(3)

55

1,559

1,004
Information by channel
Invested assets (USD bn)
4
Third-party institutional

899

928

563

(3)

60

899

563
Third-party wholesale

162

174

108

(7)

51

162

108
UBS’s wealth management businesses

427

437

309

(2)

38

427

309
Associates
7

70

70

25

1

185

70

25
Total invested assets
6,8

1,559

1,609

1,004

(3)

55

1,559

1,004
1 Information has been restated to reflect

the effects of the integration of the Asset

Management (Credit Suisse) division on an IFRS basis. In

addition, certain information has been revised. Refer

to “Note 2 Accounting
for the acquisition of the

Credit Suisse Group” in the

“Consolidated financial statements” section

of this report for

more information.

2 Information reflects Asset Management

as reported in the third

quarter of
2022 and the first nine months of

2022, respectively.

3 Net management fees include transaction fees,

fund administration revenues (including net

interest and trading income from lending

activities and foreign-
exchange hedging as part of the fund services offering), distribution fees, incremental fund-related expenses, gains or losses from seed money and co-investments,

funding costs, the negative pass-through impact of
third-party performance fees,

and other items that

are not Asset Management’s

performance fees.

4 Refer to “Alternative

performance measures” in the

appendix to this report

for the definition and

calculation
method.

5 Refer to “Capital management” in the

“Capital, liquidity and funding, and balance sheet”

section of the Annual Report 2022 for

more information about the equity attribution fram

ework.

6 Starting
with the second quarter of

2023, net new money

and invested assets include net

new money and invested

assets from associates,

to better reflect the business

strategy. Comparative

figures have been restated

to
reflect this change.

7 The invested assets and

net new money amounts reported for

associates are prepared in accordance

with their local regulatory requirements

and practices.

8 Invested assets as of 30

June
2023 have not been restated for the cross-investments of Asset Management (Credit Suisse) and legacy UBS Asset Management.
Results: 3Q23 vs 3Q22

Profit before tax decreased by USD 109m,

or 78%, to USD 31m, mainly due to the

acquisition of the Credit Suisse
Group. Excluding integration-related expenses

of USD 125m, underlying profit before tax was

USD 156m.
Total revenues
Total

revenues

increased

by

USD 239m,

or

46%,

to

USD 755m,

reflecting

the

consolidation

of

Credit

Suisse
revenues.
Net management fees increased by USD 235m,

or 47%, to USD 737m, largely attributable to the consolidation of
Credit Suisse

net management fees

and due

to positive market

performance and foreign

currency effects,

partly
offset by continued margin compression.
Performance fees increased

by USD 4m,

or 29%,

to USD 18m, mainly

attributable to the

consolidation of Credit
Suisse performance fees

and due to

an increase in

Hedge Fund Businesses,

partly offset by

a decrease in

Real Estate
& Private Markets.
Operating expenses
Operating expenses increased by USD 348m, or 93%, to USD 724m, mainly reflecting the consolidation of Credit
Suisse expenses. The increase was

also due to integration-related

expenses, adverse foreign currency

effects, and
increases in technology and personnel expenses. Excluding integration-related expenses of USD 125m, underlying operating expenses were USD 599m.
Invested assets: 3Q23 vs 2Q23

Invested assets decreased by USD 50bn

to USD 1,559bn, reflecting negative

foreign currency effects of USD

23bn,
negative market performance

of USD 21bn, negative

net new

money of

USD 1bn and

a net-new-money-neutral
reduction of

USD 4bn due

to the

elimination of

the cross-investments

of Asset

Management (Credit

Suisse)

and
legacy

UBS

Asset

Management,

as

UBS

policy

does

not

allow

for

double

counting

of

assets

within

the

same
reporting segment.
1

Excluding money market flows and associates,

net new money was negative USD 8bn.

UBS Group third quarter 2023 report |
UBS business divisions and Group Items |

Asset Management

28
Results: 9M23 vs 9M22
Profit before tax decreased by USD 1,070m, or

84%, to USD 203m, primarily

due to the first nine

months of 2022
including

a

gain

of

USD 848m

from

the

sale

of

our

shareholding

in

the

Mitsubishi

Corp.-UBS

Realty

Inc.

joint
venture.

Excluding

that

gain

and

integration-related

expenses

of

USD 139m,

underlying

profit

before

tax

was
USD 342m.
Total revenues decreased by

USD 632m, or 26%, to

USD 1,834m, primarily due to

the first nine

months of 2022
including the

aforementioned gain

of USD 848m.

The decrease

was partly

offset by

higher revenues

due to

the
consolidation of Credit Suisse revenues.
Net management fees increased by USD 203m, or 13%, to USD 1,782m, largely attributable to the consolidation
of

Credit

Suisse

net

management

fees,

partly

offset

by

negative

market

performance

and

continued

margin
compression.
Performance fees increased by USD 12m, or 30%, to USD 52m, mainly attributable to the consolidation of Credit
Suisse performance

fees and

due to

an increase

in Real

Estate &

Private Markets,

partly offset

by decreases

in Hedge
Fund Businesses and Equities.
Operating expenses

increased by

USD 437m, or

37%, to

USD 1,630m, mainly

reflecting the

consolidation of

Credit
Suisse expenses.

The increase was

also due to

integration-related expenses, adverse foreign currency effects, and increases in

technology expenses,

general and

administrative expenses,

and control

functions expenses,

partly offset
by lower personnel expenses.

Excluding integration-related

expenses of USD 139m,

underlying operating expenses
were USD 1,491m.
1

Invested assets as of 30 June 2023 have not been restated for the cross-investments of Asset Management (Credit Suisse) and legacy UBS Asset Management.

UBS Group third quarter 2023 report |
UBS business divisions and Group Items |

Investment Bank

29
Investment Bank
Investment Bank
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.9.23 30.6.23
1
30.9.22
2
2Q23 3Q22 30.9.23 30.9.22
2
Results
Advisory

191

193

136

(1)

40

556

561
Capital Markets

507

285

193

78

163

1,002

695
Global Banking

698

478

329

46

112

1,558

1,256
Execution Services

379

363

376

4

1

1,165

1,271
Derivatives & Solutions

605

648

866

(7)

(30)

2,261

3,124
Financing

468

533

460

(12)

2

1,538

1,384
Global Markets

1,452

1,544

1,702

(6)

(15)

4,964

5,778
of which: Equities

1,080

1,153

1,108

(6)

(3)

3,541

4,087
of which: Foreign Exchange, Rates and Credit

373

391

595

(5)

(37)

1,423

1,692
Total revenues

2,151

2,022

2,032

6

6

6,522

7,034
Credit loss expense / (release)

4

132

4

(97)

(12)

142

(20)
Operating expenses

2,377

2,013

1,581

18

50

6,255

5,269
Business division operating profit / (loss) before tax

(230)

(123)

447

88

124

1,785
Underlying results
Total revenues as reported

2,151

2,022

2,032

6

6

6,522

7,034
of which: accretion of PPA adjustments on financial instruments

251

55

356

306
of which: losses in the first quarter of 2022 from transactions with

Russian counterparties

(93)
Total revenues (underlying)
3

1,900

1,967

2,032

(3)

(6)

6,216

7,127
Credit loss expense / (release)

4

132

4

(97)

(12)

142

(20)
Operating expenses as reported

2,377

2,013

1,581

18

50

6,255

5,269
of which: integration-related expenses
3

365

161

127

526
Operating expenses (underlying)
3

2,012

1,852

1,581

9

27

5,729

5,269
of which: expenses for litigation, regulatory and similar matters

0

20

3

(99)

(90)

65

101
Business division operating profit / (loss) before tax as reported

(230)

(123)

447

88

124

1,785
Business division operating profit / (loss) before tax (underlying)
3

(116)

(16)

447

602

345

1,878
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3

(151.5)

(129.9)

(46.6)

(93.0)

(6.9)
Cost / income ratio (%)
3

110.5

99.6

77.8

95.9

74.9
Average attributed equity (USD bn)
4

14.7

13.2

12.8

12

15

13.6

13.1
Return on attributed equity (%)
3,4

(6.2)

(3.7)

14.0

1.2

18.2
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
3

(125.9)

(104.0)

(46.6)

(81.7)

(32.4)
Cost / income ratio (%)
3

105.9

94.1

77.8

92.2

73.9
1 Information has been restated to reflect the effects of the integration of the Investment Bank (Credit

Suisse) division on an IFRS basis. In addition, certain information has been revised.

Refer to “Note 2 Accounting
for the acquisition of the Credit Suisse

Group” in the “Consolidated financial statements”

section of this report for more

information.

2 Information reflects the Investment Bank as

reported in the third quarter of
2022 and the first nine months of 2022, respectively.

3 Refer to “Alternative performance measures”

in the appendix to this report for the definition and calculation method.

4 Refer to “Capital management” in
the “Capital, liquidity and funding, and balance sheet” section of the Annual Report 2022 for more information about the equity attribution framework.

UBS Group third quarter 2023 report |
UBS business divisions and Group Items |

Investment Bank

30
Results: 3Q23 vs 3Q22
Loss before

tax was

USD 230m, compared

with profit

before tax

of USD 447m,

mainly due

to higher

operating
expenses associated with the acquisition of the Credit Suisse Group,

which included integration-related expenses,
and

due

to

lower

underlying

revenues.

Excluding

USD 251m

of

accretion

of

purchase

price

allocation

(PPA)
adjustments on

financial instruments

and integration-related

expenses of

USD 365m, underlying

loss before

tax
was USD 116m.
Total revenues
Total

revenues increased by USD 119m,

or 6%, to USD 2,151m,

mainly due to the

consolidation of Credit Suisse
revenues,

which included

USD 251m of

accretion of

PPA

adjustments on

financial instruments.

Underlying total
revenues

decreased,

largely

driven

by

lower

Global

Markets

revenues,

partly

offset

by

higher

Global

Banking
revenues. Excluding the aforementioned accretion effects, underlying total revenues were USD 1,900m.
Global Banking
Global Banking

revenues increased by

USD 369m, or 112%,

to USD 698m,

largely attributable

to the consolidation
of Credit

Suisse revenues,

which included

USD 251m of

accretion

of PPA

adjustments on

financial instruments.
Excluding accretion

effects,

underlying Global

Banking revenues

increased by

USD 118m, or

36%. The

relevant
market fee pool
1,2
decreased 19%.
Advisory revenues

increased by

USD 55m, or

40%, to

USD 191m, mainly

due to

higher merger

and acquisition
transaction revenues, which increased by

USD 50m, or 41%. The relevant global fee pool
2
decreased 33%.
Capital Markets

revenues increased

by USD 314m,

or 163%,

to USD 507m,

largely attributable

to the

consolidation
of Credit

Suisse

revenues, which

included USD 251m

of accretion

of PPA

adjustments on

financial instruments.
Excluding accretion

effects,

underlying Capital

Markets revenues

increased by

USD 63m, or

33%, mainly

due to
higher Leveraged

Capital Markets

revenues, with

a USD 45m,

or 95%,

increase in

fees, and

prior-year mark-to-
market losses of USD 28m,

which did not recur. The Leveraged Capital Markets

global fee pool
2

increased 17%.
Global Markets
Global Markets revenues decreased by

USD 250m, or 15%, to USD 1,452m, primarily driven

by lower Derivatives
& Solutions revenues.
Execution Services revenues increased by USD

3m, or 1%, to USD 379m.
Derivatives

&

Solutions

revenues

decreased

by

USD 261m,

or

30%,

to

USD 605m,

mostly

driven

by

Foreign
Exchange, Rates and Equity Derivatives, due to

lower levels of both volatility and client activity.
Financing revenues increased by USD 8m, or 2%,

to USD 468m, supported by increased client

balances.
Equities
Global Markets Equities

revenues decreased

by USD 28m, or

3%, to USD 1,080m,

mainly driven by

lower Equity
Derivatives revenues.
Foreign Exchange, Rates and Credit
Global Markets

Foreign

Exchange, Rates

and

Credit

revenues

decreased by

USD 222m, or

37%, to

USD 373m,
primarily driven by lower Foreign Exchange and Rates

revenues.
Credit loss expense / release
Net credit loss expenses were largely unchanged.
Operating expenses
Operating expenses increased

by USD 796m, or

50%, to USD 2,377m,

largely due to

integration-related expenses,
the

consolidation

of

Credit

Suisse

expenses,

and

higher

technology

expenses.

Excluding

integration-related
expenses of USD 365m, underlying operating expenses

were USD 2,012m.

UBS Group third quarter 2023 report |
UBS business divisions and Group Items |

Investment Bank

31
Results: 9M23 vs 9M22
Profit

before

tax

decreased

by

USD 1,661m,

or

93%,

to

USD 124m,

mainly

due

to

higher

operating

expenses
associated with the

acquisition of the Credit

Suisse Group, which included

integration-related expenses, and due
to

lower

total

revenues.

Excluding

USD 306m

of

accretion

of

PPA

adjustments

on

financial

instruments

and
integration-related expenses

of USD 526m, underlying profit before tax was

USD 345m.
Total revenues
Total

revenues decreased

by USD 512m,

or 7%,

to USD 6,522m,

mainly due

to lower

Global Markets

revenues,
partly

offset

by

the

consolidation

of

Credit

Suisse

revenues,

which

included

USD 306m

of

accretion

of

PPA
adjustments on

financial instruments.

Excluding the

aforementioned accretion

effects, underlying

total revenues
were USD 6,216m.
Global Banking
Global Banking revenues

increased by

USD 302m, or 24%,

to USD 1,558m, largely

attributable to USD 306m

of
accretion of

PPA adjustments

on financial

instruments.

Excluding accretion

effects, underlying

revenues were

stable.
Advisory revenues decreased by USD 5m, or

1%, to USD 556m.
Capital Markets revenues increased by

USD 307m, or 44%, to

USD 1,002m, including USD 306m of accretion

of
PPA adjustments on financial instruments.

Underlying revenues were stable.
Global Markets
Global Markets revenues decreased by USD

814m, or 14%, to USD 4,964m, primarily driven

by lower Derivatives
& Solutions revenues.
Execution Services revenues decreased by USD

106m, or 8%, to USD 1,165m.
Derivatives

&

Solutions

revenues

decreased

by

USD 863m,

or

28%,

to

USD 2,261m,

mostly

driven

by

Equity
Derivatives, Foreign Exchange and Rates, due to

lower levels of both volatility and client activity.
Financing revenues increased by USD 154m, or

11%, to USD 1,538m, with increases

across all products.
Equities
Global Markets Equities

revenues decreased by USD 546m,

or 13%, to USD

3,541m, mainly driven

by lower Equity
Derivatives revenues.
Foreign Exchange, Rates and Credit
Global Markets Foreign

Exchange, Rates and Credit

revenues decreased by

USD 269m, or 16%, to

USD 1,423m,
primarily driven by lower Foreign Exchange and Rates

revenues.
Credit loss expense / release
Net credit loss

expenses

were USD 142m,

compared with

net releases

of USD 20m

in the

first nine

months of

2022.
Operating expenses
Operating expenses increased

by USD 986m, or

19%, to USD 6,255m,

largely due to

integration-related expenses,
the consolidation

of Credit

Suisse expenses

and higher

technology expenses.

Excluding integration-related

expenses
of USD 526m, underlying operating expenses

were USD 5,729m.
1

UBS fee-pool-comparable revenues consist of revenues

from: merger-and-acquisition-related transactions; Equity Capital

Markets, excluding derivatives;

Leveraged Capital Markets,

excluding the impact of mark-to-
market movements on loan portfolios; and Debt Capital Markets,

excluding revenues related to debt underwriting of UBS instruments.
2

Source: Dealogic, as of 29 September 2023.

UBS Group third quarter 2023 report |
UBS business divisions and Group Items |

Non-core and Legacy

32
Non-core and Legacy
Non-core and Legacy
1
As of or for the quarter ended % change from Year-to-date
USD m 30.9.23 30.6.23
2
30.9.22
3
2Q23 3Q22 30.9.23 30.9.22
3
Results
Total revenues

350

207

77

69

357

579

184
Credit loss expense / (release)

125

119

0

244

2
Operating expenses

2,156

566

25

281

3,421

84
Operating profit / (loss) before tax

(1,932)

(478)

52

304

(3,085)

98
Underlying results
Total revenues as reported

350

207

77

69

357

579

184
of which: litigation settlement

62

62
Total revenues (underlying)
4

350

207

15

69

579

122
Credit loss expense / (release)

125

119

0

244

2
Operating expenses as reported

2,156

566

25

281

3,421

84
of which: integration-related expenses
4

918

105

1,023
Operating expenses (underlying)
4

1,238

461

25

169

2,398

84
of which: litigation expenses

(2)

7

670

(1)
Operating profit / (loss) before tax as reported

(1,932)

(478)

52

304

(3,085)

98
Operating profit / (loss) before tax (underlying)
4

(1,014)

(373)

(10)

172

(2,063)

36
Performance measures and other information
Average attributed equity
5

9.0

2.6

1.1

243

749

4.2

1.1
Risk-weighted assets (USD bn)

77.5

83.8

13.1

(8)

490

77.5

13.1
Leverage ratio denominator (USD bn)

156.4

208.7

7.0

(25)

156.4

7.0
1 Starting with

the third

quarter of

2023, Non-core

and Legacy

represents a

separate reportable

segment and

includes positions

and businesses

not aligned

with our

strategy and

policies. Refer

to the

“Recent
developments” section of this report for more information about the composition of the Non-core and Legacy division.

2 Information has been restated to reflect the establishing of the

Non-core and Legacy business
division. In addition,

certain information

has been

revised. Refer to

“Note 2 Accounting

for the acquisition

of the Credit

Suisse Group”

in the “Consolidated

financial statements” section

of this

report for

more
information.

3 Information reflects Non-core and Legacy Portfolio as reported in Group Functions in the third quarter of 2022 and the first nine months of 2022, respectively.

4

Refer to “Alternative performance
measures” in the appendix to this report for the

definition and calculation method.

5 Refer to “Capital management” in the

“Capital, liquidity and funding, and balance sheet”

section of the Annual Report 2022
for more information about the equity attribution framework.

Composition of Non-core and Legacy
USD bn RWA Total assets LRD
30.9.23 30.6.23 30.9.23 30.6.23 30.9.23 30.6.23
Exposure category
Equities

4.1

6.0

28.9

32.6

17.9

22.4
Macro

7.9

9.8

64.6

67.8

29.8

36.4
Loans

14.5

16.7

14.0

15.9

17.2

30.0
Securitized products

14.3

14.6

28.2

35.0

29.2

38.1
Credit

3.4

5.4

2.8

5.5

3.9

8.0
High-quality liquid assets

55.3

71.8

53.2

70.8
Operational risk

30.0

30.0
Other

3.3

1.4

3.2

4.7

5.2

3.0
Total

77.5

83.8

196.9

233.3

156.4

208.7
Results: 3Q23 vs 3Q22
Loss

before

tax

was

USD 1,932m,

compared

with

profit

before

tax

of

USD 52m.

Excluding

integration-related
expenses of USD 918m, underlying loss before

tax was USD 1,014m.
Total revenues
Total

revenues increased by USD 273m to USD 350m, mainly due to the transfer of assets and liabilities into Non-
core

and

Legacy

following

the

acquisition

of

the

Credit

Suisse

Group,

and

included

USD 242m

releases

of
markdowns

on

exited

commitments

and

loans,

and

mark-to-market

gains.

In

addition,

positive

carry

in

our
securitized products and credit portfolios was reduced by higher funding costs.

UBS Group third quarter 2023 report |
UBS business divisions and Group Items |

Non-core and Legacy

33
Credit loss expense / release
Net credit loss expenses were USD 125m, mainly related to incremental provisions that reflected a deterioration in credit risk

across the lending

book of Non-core

and Legacy,

compared with net

expenses of USD 0m

in the third
quarter of 2022.
Operating expenses
Operating expenses

were USD 2,156m,

compared with

USD 25m, mainly

due to

the acquisition

of the

Credit Suisse
Group, and included integration-related expenses of USD 918m, of which a one-time fee of USD 289m related to an onerous

contract

provision, and

also included

real estate

impairments and

personnel costs.

Excluding integration-
related expenses, underlying operating expenses were

USD 1,238m.
Risk-weighted assets and leverage ratio denominator:

3Q23 vs 2Q23
Risk-weighted

assets

decreased

by

USD 6.4bn,

or

8%,

to

USD 77.5bn,

mainly

driven

by

an

accelerated

roll-off
caused

by

our

actions

to

actively

unwind

the

portfolio,

in

addition

to

the

natural

roll-off.

The

leverage

ratio
denominator decreased

by USD 52.2bn,

or 25%,

to USD 156.4bn,

driven by

business reductions

across all

asset
classes,

lower

high-quality

liquid

assets

and

USD 12bn

of

reductions

due

to

an

accounting

update

that

was
implemented prospectively for the leverage

ratio denominator.
Results: 9M23 vs 9M22
Loss

before

tax

was

USD 3,085m,

compared

with

profit

before

tax

of

USD 98m.

Excluding

integration-related
expenses of USD 1,023m, underlying loss

before tax was USD 2,063m.
Total revenues
Total

revenues increased by USD 395m to USD 579m, mainly due to the transfer of assets and liabilities into Non-
core

and

Legacy

following

the

acquisition

of

the

Credit

Suisse

Group,

and

included

USD 248m

releases

of
markdowns

on

exited

commitments

and

loans,

and

mark-to-market

gains.

In

addition,

positive

carry

in

our
securitized products and credit portfolios was reduced by higher funding costs.
Credit loss expense / release
Net credit

loss expenses

were USD 244m,

mainly related

to incremental

provisions that

reflect a

deterioration in
credit risk

across the

lending book

of Non-core

and Legacy,

compared with

net expenses

of USD 2m

in the

first
nine months of 2022.
Operating expenses
Operating expenses

were

USD 3,421m, compared

with USD 84m,

and

included integration-related

expenses of
USD 1,023m, of which

a one-time fee

of USD 289m related

to an

onerous contract provision

,

and also

included
real estate

impairments and

personnel costs.

Excluding integration-related

expenses, underlying

operating expenses
were USD 2,398m.

UBS Group third quarter 2023 report |
UBS business divisions and Group Items |

Group Items

34
Group Items
Group Items
1
As of or for the quarter ended % change from Year-to-date
USD m 30.9.23 30.6.23
2
30.9.22
3
2Q23 3Q22 30.9.23 30.9.22
3
Results
Total revenues

(242)

(265)

(203)

(9)

19

(707)

(690)
Credit loss expense / (release)

6

2

0

8

0
Operating expenses

7

401

7

(98)

4

423

2
Operating profit / (loss) before tax

(255)

(668)

(210)

(62)

21

(1,138)

(692)
Underlying results
Total revenues as reported

(242)

(265)

(203)

(9)

19

(707)

(690)
of which: accretion of PPA adjustments on financial instruments

(57)

53

(3)
Total revenues (underlying)
4

(186)

(318)

(203)

(42)

(9)

(704)

(690)
Credit loss expense / (release)

6

2

0

8

0
Operating expenses as reported

7

401

7

(98)

4

423

2
of which: integration-related expenses
4

(2)

348

346
of which: acquisition-related costs

26

106

202
Operating expenses (underlying)
4

(17)

(52)

7

(68)

(126)

2
of which: expenses for litigation, regulatory and similar matters

0

0

0

1

5
Operating profit / (loss) before tax as reported

(255)

(668)

(210)

(62)

21

(1,138)

(692)
Operating profit / (loss) before tax (underlying)
4

(174)

(268)

(210)

(35)

(17)

(586)

(692)
1 Starting with the third quarter

of 2023, Group Items reflects the

integration of Group Functions and

the Corporate Center (Credit Suisse),

and excludes UBS’s Non-core

and Legacy Portfolio,

which was previously
reported within Group Functions.

2 Information has been restated

to reflect the effects of the

integration of the Corporate

Center (Credit Suisse) on an IFRS

basis and the exclusion of

UBS’s Non-core and

Legacy
Portfolio. In

addition, certain information

has been revised.

Refer to “Note

2 Accounting

for the acquisition

of the Credit

Suisse Group” in

the “Consolidated financial

statements” section of

this report for

more
information.

3 Information reflects

Group Functions as

reported in the

third quarter of

2022 and the

first nine months

of 2022, respectively,

excluding Non-core and

Legacy Portfolio.

4 Refer to

“Alternative
performance measures” in the appendix to this report for the definition and calculation method.

Results: 3Q23 vs 3Q22
Loss before

tax was USD

255m, compared with

a loss

of USD 210m,

mainly due to

the acquisition

of the

Credit
Suisse

Group.

Excluding

USD 57m

of

accretion

of

purchase

price

allocation

(PPA)

adjustments

on

financial
instruments and acquisition-related costs of USD

26m, underlying loss before tax was USD 174m.
Income from

accounting asymmetries,

including hedge

accounting ineffectiveness,

was net

positive

USD 132m,
resulting from the acquisition of the

Credit Suisse Group,

compared with net negative income of USD 153m.

The
impacts in the prior-year quarter

were driven by mark-to-market

effects on portfolio-level economic

hedges due to
rising interest rates and cross-currency-basis widening.

Income related to

centralized Group Treasury risk

management was negative USD 107m, compared

with positive
USD 29m,

driven

by

a

combination of

increased

funding

costs

of

negative

USD 82m

and

a

negative

impact

of
USD 53m from the acquisition of the Credit Suisse

Group.

In addition, the third quarter of 2023 included a

USD 61m increase in funding costs related to deferred tax assets
(DTAs).
Results: 9M23 vs 9M22
Loss before tax was USD 1,138m, compared with a loss of USD 692m, mainly due to the acquisition of the Credit
Suisse

Group.

Excluding

USD 3m

of

accretion

of

PPA

adjustments

on

financial

instruments,

integration-related
expenses of USD 346m and acquisition-related

costs of USD 202m, underlying loss

before tax was USD 586m.
This

included income

from accounting

asymmetries, including

hedge accounting

ineffectiveness, of

net

positive
USD 65m, compared with net negative income of USD 504m. The impacts in the prior-year period were driven by mark-to-market

effects

on

portfolio-level

economic

hedges

due

to

rising

interest

rates

and

cross-currency-basis
widening.

Income related to

centralized Group

Treasury risk management

was negative USD

204m, compared

with
negative USD 7m in the first nine months

of 2022.
Furthermore,

the first nine

months of 2023

also included a

USD 240m increase in

funding costs related

to DTAs,
partly offset by remeasurement losses in

the first nine months of 2022 of USD 46m

on properties held for sale.

UBS Group third quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet

35
Risk, capital, liquidity and
funding, and balance sheet
Management report
Table of contents
36
Risk management and control
36
Credit risk
38
Market risk
39
Country risk
40
Non-financial risk
42
Capital management
44
Total

loss-absorbing capacity
47
Risk-weighted assets
49
Leverage ratio denominator
50
Liquidity and funding management
50
Strategy, objectives and governance
50
Liquidity coverage ratio
51
Net stable funding ratio
52
Balance sheet and off-balance sheet
52
Balance sheet assets
52
Balance sheet liabilities
53
Equity
54
Off-balance sheet

Share information and earnings per share

UBS Group third quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

36
Risk management and control
This

section

provides

information

about

key

developments

during

the

reporting

period

and

should

be

read

in
conjunction

with

the

“Risk

management

and

control”

section

of

the

Annual

Report

2022

and

the

“Recent
developments” section of this report for

more information about the integration

of Credit Suisse.
Credit risk

Overall banking products exposure
Overall banking products exposure decreased by

USD 25bn to USD 1,107bn

as of 30 September 2023,

driven by a
USD 21bn decrease in loans and advances to customers.
Total net

credit loss

expenses in

the third

quarter of

2023 were

USD 306m, reflecting

USD 137m net

credit loss
expenses related to performing positions and USD

168m

related to credit-impaired positions.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements
›
Refer to the “Group performance” section and “Note 8 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about credit loss expense / release
Loan underwriting
In the Investment Bank, mandated loan underwriting

commitments on a notional basis increased by USD 0.9bn

to
USD 2.8bn

as

of

30 September

2023,

driven

by

new

deals.

In

Non-core

and

Legacy,

exposure

decreased

by
USD 2.5bn to USD

1.4bn, mainly due

to de-risking via

commitment reductions and

syndication of remaining

legacy
positions. As of 30 September 2023, USD 0.1bn and USD 0.9bn

of commitments had not yet been

distributed as
originally planned in the Investment Bank and

in Non-core and Legacy,

respectively.

Loan underwriting exposures are classified as

held for trading, with fair

values reflecting the market conditions at
the end of the quarter. Credit hedges are

in place to help protect against fair value movements

in the portfolio.

UBS Group third quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

37
Banking and traded products exposure in our business divisions and Group Items
30.9.23
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core

and Legacy
1
Group

Items
1
Total
Banking products
2,3
Gross exposure

386,936

427,406

1,929

93,024

30,363

167,405

1,107,062
of which: loans and advances to customers (on-balance sheet)

277,710

314,973

(1)

16,244

16,792

676

626,394
of which: guarantees and loan commitments (off-balance sheet)

20,382

56,321

57

37,914

6,491

11,792

132,956
Traded products
4,5,6
Gross exposure

13,364

5,749

0

52,529

71,642
of which: over-the-counter derivatives

9,653

5,185

0

15,631

30,469
of which: securities financing transactions

370

17

0

24,469

24,856
of which: exchange-traded derivatives

3,341

549

0

12,429

16,319
Other credit lines, gross
7

69,094

85,140

0

4,634

5

111

158,986
Total credit-impaired exposure, gross

1,550

2,288

0

357

1,270

118

5,582
of which: stage 3

914

1,848

0

348

278

1

3,387
of which: PCI

636

440

0

9

992

117

2,194
Total allowances and provisions for expected credit losses

409

1,090

1

305

221

18

2,043
of which: stage 1

167

362

1

151

94

15

790
of which: stage 2

97

241

0

73

16

0

427
of which: stage 3

101

476

0

76

71

0

723
of which: PCI

44

11

0

5

40

3

102
30.6.23
8
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core

and Legacy
1
Group
Items
1
Total
Banking products
3
Gross exposure

404,697

440,618

1,901

91,534

36,261

156,915

1,131,927
of which: loans and advances to customers (on-balance sheet)

284,898

324,537

(1)

17,306

19,912

425

647,077
of which: guarantees and loan commitments (off-balance sheet)

23,785

57,650

212

36,555

6,698

10,069

134,969
Traded products
4,5,6
Gross exposure

12,231

4,995

0

49,062

66,287
of which: over-the-counter derivatives

8,749

4,427

0

12,981

26,157
of which: securities financing transactions

361

22

0

25,416

25,799
of which: exchange-traded derivatives

3,120

546

0

10,665

14,331
Other credit lines, gross
7

74,863

88,219

0

5,357

2

115

168,556
Total credit-impaired exposure, gross

1,334

2,088

0

326

1,798

84

5,631
of which: stage 3

785

1,629

0

324

77

1

2,817
of which: PCI

549

459

0

2

1,721

83

2,814
Total allowances and provisions for expected credit losses

363

954

1

303

123

6

1,750
of which: stage 1

211

379

1

184

67

6

848
of which: stage 2

51

145

0

48

0

0

244
of which: stage 3

87

433

0

69

48

0

637
of which: PCI

14

(3)

0

2

8

0

21
1 Starting with the third quarter of 2023, Non-core and Legacy represents a separate reportable segment and Group Functions has been renamed Group Items. Prior periods have been revised to reflect these changes.

2 In the third quarter of 2023,

a small amount of exposure of

pre-integration UBS business divisions was

included in Non-core and Legacy,

as it was assessed as not

strategic in light of the acquisition

of the Credit
Suisse Group.

3 IFRS 9 gross exposure including other financial

assets at amortized cost, but excluding cash, receivables

from securities financing transactions, cash

collateral receivables on derivative

instruments,
financial assets at fair value through other comprehensive income,

irrevocable committed prolongation of existing loans and unconditionally revocable committed credit lines, and forward starting

reverse repurchase
and securities borrowing agreements.

4 Internal management view of credit risk, which differs in certain respects from IFRS.

5 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in

the Investment Bank, Non

-core and Legacy and

Group Items is provided.

6 Credit Suisse traded

products are presented before

reflection of the impact

of the purchase price

allocation
performed under IFRS 3, Business

Combinations, following the

acquisition of the Credit Suisse

Group by UBS. The

acquisition date adjustment is

less than USD 1bn and,

if applied, would lead to

a reduction in our
reported traded products exposure.

7 Unconditionally revocable committed credit

lines.

8 Comparative-period information has

been revised. Refer to

“Note 2 Accounting for the

acquisition of the Credit Suisse
Group” in the “Consolidated financial statements” section of this report for more information.
Collateralization of Loans and advances to customers
1
Global Wealth Management Personal & Corporate Banking
USD m, except where indicated 30.9.23 30.6.23
2
30.9.23 30.6.23
2
Secured by collateral

269,969

276,765

274,016

281,446
Residential real estate

75,722

75,848

217,921

223,972
Commercial / industrial real estate

8,302

8,319

41,847

43,228
Cash

35,252

36,612

4,136

4,359
Equity and debt instruments

122,711

129,285

4,759

4,883
Other collateral

27,982

26,700

5,353

5,003
Subject to guarantees

2,211

2,183

7,250

7,594
Uncollateralized and not subject to guarantees

5,531

5,950

33,708

35,497
Total loans and advances to customers, gross

277,710

284,898

314,973

324,538
Allowances

(226)

(284)

(864)

(719)
Total loans and advances to customers, net of allowances

277,485

284,613

314,109

323,819
Collateralized loans and advances to customers in % of total loans and advances to customers, gross (%)

97.2

97.1

87.0

86.7
1 Collateral arrangements generally

incorporate a range of

collateral, including cash, securities,

real estate and other collateral.

UBS applies a risk-based approach that

generally prioritizes collateral according

to its
liquidity profile. In the case of loan facilities with funded and unfunded elements,

the collateral is first allocated to the funded element. Credit Suisse applies a risk-based approach that generally prioritizes real estate collateral and prioritizes other collateral according to its liquidity profile. In the case of loan facilities with funded and unfunded elements, the collateral is proportionately allocated.

2 Comparative-period information
has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

UBS Group third quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

38
Market risk
The UBS

Group excluding

Credit Suisse

continued to

maintain generally

low levels

of management

value-at-risk
(VaR). Average management VaR

(1-day, 95%

confidence level) increased from USD 13m to USD 17m at the end of the

third quarter

of 2023,

mainly driven

by Global

Markets in

the Investment

Bank. There

were no

new VaR
negative backtesting

exceptions in

the third quarter

of 2023.

The number

of negative

backtesting exceptions

within
the most recent 250-business-day window decreased from one to zero.

Credit Suisse’s average management VaR (1-day, 98% confidence level) decreased from USD 32m to USD 27m at the end of the

third quarter of 2023

due to continued de-risking

and an improved equity risk

profile. In the third
quarter of 2023, Credit Suisse had one backtesting exception,

driven by fair value adjustments to certain positions
in the trading inventory as

a result of the

acquisition by UBS, reflecting purchase price

allocation, which does not
count against the total exceptions relevant

for the capital multiplier.
The FINMA VaR multiplier

derived from backtesting

exceptions for market

risk risk-weighted assets

was unchanged
compared with the prior quarter, at 3.0,

for both the UBS Group excluding Credit

Suisse and Credit Suisse.
Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of UBS Group business divisions and
Group Items excluding Credit Suisse components by general market risk type
1
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

1

2

1

1

0

1

2

0

0
Personal & Corporate Banking

0

0

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Investment Bank

8

23

14

16

12

10

5

2

3
Non-core and Legacy

1

2

1

1

0

1

1

0

0
Group Items

4

6

4

5

1

3

4

1

0
Diversification effect
2,3

(5)

(5)

(1)

(4)

(4)

(1)

0
Total as of 30.9.23

10

25

15

17

12

11

7

2

3
Total as of 30.6.23

7

20

18

13

8

11

6

2

3
Management value-at-risk (1-day, 98% confidence, 2 years of historical data) of the Credit Suisse components of the
UBS Group business divisions and Group Items by general market risk type
1,4
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

6

12

6

11

1

0

11

0

0
Personal & Corporate Banking

0

0

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Investment Bank

0

0

0

0

0

0

0

0

0
Non-core and Legacy
5

18

22

20

20

13

10

14

2

1
Group Items

0

3

0

2

0

2

2

0

0
Diversification effect
2,3

(4)

(7)

(1)

2

(9)

0

0
Total as of 30.9.23

23

29

23

27

14

14

18

2

1
Total as of 30.6.23

28

37

29

32

14

20

21

2

2
1 Statistics at individual levels may not be summed

to deduce the corresponding aggregate figures. The

minima and maxima for each level may occur

on different days, and, likewise,

the value-at-risk (VaR) for each
business line or risk type, being driven

by the extreme loss tail of the corresponding

distribution of simulated profits and losses

for that business line or risk type,

may well be driven by different days

in the historical
time series, rendering invalid the simple summation of figures to arrive at the aggregate total.

2 The difference between the sum of the standalone VaR for the business divisions and Group Items and the total VaR.

3 As the minima and maxima for different business divisions and Group Items occur on different days, it is not meaningful to calculate a portfolio diversification effect.

4 In the second quarter of 2023, Credit Suisse
AG consolidated introduced an enhanced approach to measure management value-at-risk for individual risk types.

The enhanced approach is applied to each risk type using a collection of risk factors included within the respective risk type only,

ignoring the cross-risk effects. This

change in the measurement approach

for individual risk types particularly affected standalone

management VaR for equity risk

and foreign exchange
risk, with no impact on the total management VaR.

5 Non-core and Legacy management VaR consists of exposures of the previously reported

Capital Release Unit (Credit Suisse) and Investment Bank (Credit Suisse).
Economic value of equity and net interest income

sensitivity
The economic value of equity

(EVE) sensitivity in the UBS Group

banking book to a parallel shift

in yield curves of
+1 basis

point

was

negative

USD 27.8m

as

of

30 September

2023,

compared

with

negative

USD 28.7m

as

of
30 June 2023.

This excludes

the sensitivity

of USD 2.5m

from

additional tier 1

(AT1)

capital instruments

(as per
specific FINMA requirements)

in contrast to general

Basel Committee on

Banking Supervision

(BCBS) guidance.

The
exposure in the banking

book of the UBS

Group decreased during the

third quarter of 2023,

due to lower

demand
for long-term loans and mortgages, partially

offset by a longer modeled duration assigned

to own equity.

UBS Group third quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

39
The majority of

our interest rate

risk in

the banking

book is

a reflection of

the net asset

duration that

we run

to
offset our

modeled sensitivity

of net

USD 23.4m (30 June

2023: USD 23m)

assigned to

our equity,

goodwill and
real estate,

with the

aim of

generating a

stable net

interest income

contribution. Of

this, USD 17.5m

and USD 4.9m
are

attributable

to

the

US

dollar

and

the

Swiss

franc

portfolios,

respectively,

(30 June

2023:

USD 17m

and
USD 5.1m, respectively).

In

addition

to

the

sensitivity mentioned

above,

we

calculate

the

six

interest

rate

shock

scenarios

prescribed

by
FINMA. The “Parallel up”

scenario, assuming all positions

were fair valued,

was the most

severe and would have
resulted

in

a

change

in

EVE

of

negative

USD 5.2bn,

or

5.6%,

of

our

tier 1

capital

(30 June

2023:

negative
USD 5.4bn, or

5.8%), which

is well below

the 15%

threshold as

per the

BCBS supervisory

outlier test for

high levels
of interest rate risk in the banking book.

The immediate effect on our

tier 1 capital in the “Parallel up”

scenario as of 30 September

2023 would have been
a decrease of approximately USD 0.9bn, or 0.9%

(30 June 2023: USD 0.6bn,

or 0.7%), reflecting the fact that the
vast majority of our banking book is accrual accounted

or subject to hedge accounting. The “Parallel up”

scenario
would subsequently have a positive effect on

net interest income, assuming a constant

balance sheet.

›
Refer to “Interest rate risk in the banking book” in the “Risk management and control”

section of the Annual
Report 2022 for more information about the management of interest rate risk in the banking book
›
Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information about the effects of increases in interest rates on the net interest income of our banking book

Interest rate risk – banking book
30.9.23
USD m Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1) capital
instruments Total
+1 bp

(3.1)

(0.6)

0.1

(24.4)

0.2

(27.8)

2.5

(25.2)
Parallel up
2

(458.9)

(113.1)

12.6

(4,685.4)

18.5

(5,226.3)

475.6

(4,750.7)
Parallel down
2

463.5

131.4

(19.6)

4,989.0

(16.9)

5,547.5

(525.0)

5,022.4
Steepener
3

(221.0)

(31.3)

(10.1)

(959.0)

(33.6)

(1,254.9)

(55.4)

(1,310.3)
Flattener
4

126.5

14.1

12.1

(108.5)

34.9

79.1

161.4

240.5
Short-term up
5

(51.1)

(21.3)

15.4

(2,047.8)

34.6

(2,070.1)

342.8

(1,727.3)
Short-term down
6

45.3

23.7

(16.3)

2,172.8

(36.2)

2,189.2

(357.7)

1,831.6
30.6.23
USD m Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1) capital
instruments Total
+1 bp

(4.3)

(0.9)

(0.1)

(23.5)

0.1

(28.7)

2.8

(25.9)
Parallel up
2

(639.8)

(165.0)

(32.5)

(4,549.6)

2.5

(5,384.4)

535.1

(4,849.2)
Parallel down
2

646.6

204.1

24.7

4,687.9

(1.1)

5,562.2

(574.6)

4,987.6
Steepener
3

(125.4)

(24.7)

15.8

(905.9)

(31.7)

(1,071.9)

(55.5)

(1,127.3)
Flattener
4

3.8

(2.2)

(22.0)

(148.9)

30.2

(139.0)

173.3

34.3
Short-term up
5

(213.7)

(54.4)

(30.1)

(2,006.1)

25.8

(2,278.6)

376.5

(1,902.1)
Short-term down
6

209.8

57.5

29.2

2,139.0

(24.8)

2,410.9

(390.4)

2,020.5
1 Economic value of equity.

2 Rates across all tenors move by ±150 bps for Swiss franc, ±200 bps for euro and US dollar, and ±250 bps for pound sterling.

3 Short-term rates decrease and long-term rates increase.

4 Short-term rates increase and long-term rates decrease.

5 Short-term rates increase more than long-term rates.

6 Short-term rates decrease more than long-term rates.
Country risk
We remain

watchful of

a range

of geopolitical

developments and

political changes

in a

number of

countries, as
well as

international tensions arising

from the

Russia–Ukraine war, the

escalating conflict in

the Middle

East and
US–China

trade

relations.

Our

direct

exposure

to

Israel

is

less

than

USD 0.5bn

and

our

direct

exposure

to

Gulf
Cooperation Council

countries is

less than

USD 5bn. We

have limited

direct exposure

to Egypt,

Jordan and

Lebanon,
and

we

have

no

direct

exposure

to

Iran,

Iraq

or

Syria.

Our

direct

exposure

to

Russia,

Belarus

and

Ukraine

is
immaterial,

and potential second-order impacts, such as European energy security, continue to be monitored. We
have significant country risk exposure to major

European economies, including France,

Germany and the UK.
Inflation has abated to some extent in major Western economies, though there are still concerns regarding future developments, and central banks’

monetary policy is in the

spotlight. The potential for

“higher-for-longer” interest
rates raises the prospect

of a global recession,

particularly as the growth

of China’s economy has

been muted. This
combination

of

factors

translates

into

a

more

uncertain

and

volatile

environment,

which

increases

the

risk

of
financial market disruptions.

UBS Group third quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

40
We continue to monitor

potential trade policy

disputes, as well as

economic and political

developments in addition
to those

mentioned above.

In 2023,

several emerging

markets have

faced economic,

political and

market pressures,
particularly in light

of interest rate

hikes and

a stronger

US dollar.

Our exposure to

emerging market countries

is
less than 10%

of our total country exposure,

mainly in Asia.
›
Refer to the “Risk management and control” section of the Annual Report 2022 for more information
Non-financial risk
UBS is actively

managing the

non-financial risks

emerging from

the acquisition

of the

Credit Suisse

Group, including
the current operation of dual corporate structures, and the scale, pace and complexity of the required integration
activities. These activities continue to be managed by

our program run by the Group

Integration Office. We place
an

increased

focus

on

maintaining

and

enhancing

our

control

environment

and

continue

to

cooperate

with
regulators

to

submit

and

execute

implementation

plans

to

meet

regulatory

requirements,

including

regulatory
remediation requirements applicable to Credit Suisse AG. In

addition, the Group is closely

monitoring operational
risk indicators, including attrition, to detect any

potential for adverse impacts on the

control environment.

There is an

increased risk

of cyber-related

operational disruption

to business activities

at our locations

and / or

those
of third

parties due

to operating

an enlarged

group of

entities. This

is

combined with

the increasingly

dynamic
threat environment,

which is

intensified by current

geopolitical factors

and evidenced

by the increased

volumes and
sophistication of cyberattacks against financial

institutions globally.

UBS

was not

affected by

significant cyber

events in

the third

quarter of

2023

but, due

to the

high threat

level
observed,

remains

on

heightened

alert

to

respond

to

and

mitigate

new

threats.

Given

this

backdrop,

we

are
continuing

to

invest

in

improving

our

technology

infrastructure

to

enhance

our

information

security

and

data
protection and improve

our defense, detection

and response capabilities

against cyberattacks,

including addressing
regulatory expectations and

advancing overall organizational

development. In addition,

the Group

faces multiple
related

regulatory

deadlines

to

enhance

operational

resilience

between

2023

and

2026.

To

that

end,

a

global
framework

designed

to

drive

enhancements

in

operational

resilience

continues

to

be

implemented

across

all
business divisions

and jurisdictions,

as well as

being provided to

third parties, including

third-party vendors,

that are
of critical importance to us.
Following a post-incident review of the

ION XTP ransomware attack, we are

proceeding with improvements to our
frameworks for managing third parties that support

our important business services and continue with

actions to
enhance our cyber-risk assessments and controls

over third-party vendors.
The increasing interest

in data-driven

advisory processes,

and use of

artificial intelligence

(AI) and machine

learning,
is opening up new questions

related to the fairness of

AI algorithms, data life cycle

management, data ethics,

data
privacy and

security, and

records management.

We seek

to enhance

our frameworks

to implement

controls for
these risks

and to

meet regulatory expectations.

In addition,

new risks

continue to emerge,

such as

those which
result

from

the

demand

from

our

clients

for

distributed

ledger

technology,

blockchain-based

assets

and
cryptocurrencies; although we currently

have limited exposure

to such risks,

and relevant control

frameworks for
them are implemented and reviewed on a regular

basis as they evolve.
Competition to

find new

business opportunities

across the

financial services

sector, both

for firms

and for

customers,
is increasing,

particularly during periods of

market volatility and rising

interest rates. Thus, suitability

risk, product
selection, cross-divisional

service offerings,

quality of advice

and price

transparency also

remain areas

of heightened
focus for UBS and for the industry as a whole.
Sustainable investing,

and major

legislation, such

as the

Consumer Duty

Regulation in

the United

Kingdom, the
Swiss Financial Services Act (FIDLEG) in Switzerland, Regulation Best Interest (Reg BI) in the US and the Markets in
Financial

Instruments

Directive

II

(MiFID II)

in

the

EU,

all

significantly

affect

the

industry

and

have

required
adjustments to control processes.
Cross-border

risk

remains

an

area

of

regulatory

attention

for

global

financial

institutions,

including

a

focus

on
market access, such as third-country market access

into the European Economic Area, and taxation

of US persons.
Unintended permanent establishment remains an area of ongoing attention and the risk that tax authorities may,
on

the

basis

of

new

interpretations

of

existing

law,

seek

to

impose

taxation.

We

maintain

a

series

of

controls
designed to address these risks, and we are increasing

the number of controls that are automated.

UBS Group third quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

41
Financial crime, including

money laundering, terrorist

financing, sanctions violations,

fraud, bribery and corruption,
continues

to

present

a

major

risk,

as

technological

innovation

and

geopolitical

developments

increase

the
complexity of

doing business

and heightened

regulatory attention

continues. An

effective financial

crime prevention
program

therefore

remains

essential

for

UBS.

Money

laundering

and

financial

fraud

techniques

are

becoming
increasingly

sophisticated, and

geopolitical

volatility

makes

the

sanctions

landscape

more

complex,

such

as

the
extensive and

continuously evolving

sanctions arising

from the

Russia–Ukraine war,

which also

requires constant
attention to prevent circumvention risks.
In the US, the

Office of the Comptroller of

the Currency (the OCC) issued

a Cease and Desist Order

against us in
May

2018

relating

to

our

US

branch

anti-money-laundering

(AML)

and

know-your-client

(KYC)

programs.

In
response, we

initiated an

extensive program

for the

purpose of

ensuring sustainable

remediation of

US-relevant
Bank Secrecy Act / AML issues across all our

US legal entities. We have introduced significant

improvements to the
framework and continue to evolve it in

response to new and emerging risks.
We continue to focus on strategic enhancements

to our global AML, KYC and sanctions programs.
In

September

2022,

the

Securities

and

Exchange

Commission

(the

SEC)

and

the

Commodity

Futures

Trading
Commission (the CFTC)

issued settlement

orders relating to

communications recordkeeping

requirements in

our US
broker-dealers

and

our

registered swap

dealers.

In

response, we

continue

to

focus

on

a

program

to

remediate
identified shortcomings.

UBS Group third quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

42
Capital management
The

disclosures

in

this

section

are

provided

for

UBS Group AG

on

a

consolidated

basis

and

focus

on

key
developments during

the reporting

period and

information in

accordance with

the Basel III

framework, as

applicable
to Swiss systemically relevant banks (SRBs).

They should be read in conjunction

with “Capital management” in the
“Capital,

liquidity

and

funding,

and

balance

sheet”

section

of

the

Annual

Report

2022,

which

provides

more
information about our capital management objectives, planning and activities, as well as the Swiss SRB

total loss-
absorbing capacity (TLAC) framework.
UBS Group AG is a

holding company and

conducts substantially all

of its

operations through UBS AG

and Credit
Suisse AG, and subsidiaries

thereof. UBS Group AG, UBS AG

and Credit Suisse AG

have contributed a

significant
portion

of

their

respective

capital

to,

and

provide

substantial

liquidity

to,

such

subsidiaries.

Many

of

these
subsidiaries

are

subject

to

regulations

requiring

compliance

with

minimum

capital,

liquidity

and

similar
requirements.
›
Refer to the 30 September 2023 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information relating to additional regulatory disclosures for UBS Group AG on a consolidated basis, as well as our significant regulated subsidiaries and sub-groups
›
Refer to the

UBS AG third

quarter 2023

report, available

under “Quarterly

reporting” at
ubs.com/investors , for more
information

about capital

and other

regulatory

information

for UBS AG

consolidated,

in accordance

with the Basel

III
framework,

as applicable

to Swiss SRBs
Swiss SRB going and gone concern requirements and information
As of 30.9.23 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.90
1

81,427

5.05
1

81,591
Common equity tier 1 capital

10.60

57,928

3.55
2

57,354
of which: minimum capital

4.50

24,592

1.50

24,237
of which: buffer capital

5.50

30,057

2.00

32,316
of which: countercyclical buffer

0.45

2,479
Maximum additional tier 1 capital

4.30

23,499

1.50

24,237
of which: additional tier 1 capital

3.50

19,127

1.50

24,237
of which: additional tier 1 buffer capital

0.80

4,372
Eligible going concern capital
Total going concern capital

16.75

91,546

5.67

91,546
Common equity tier 1 capital

14.38

78,587

4.86

78,587
Total loss-absorbing additional tier 1 capital
3

2.37

12,960

0.80

12,960
of which: high-trigger loss-absorbing additional tier 1 capital

2.15

11,764

0.73

11,764
of which: low-trigger loss-absorbing additional tier 1 capital

0.22

1,195

0.07

1,195
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73

58,611

3.75

60,593
of which: base requirement including add-ons for market share and LRD

10.73
7

58,611

3.75
7

60,593
Eligible gone concern capital
Total gone concern loss-absorbing capacity

18.91

103,353

6.40

103,353
Total tier 2 capital

0.10

536

0.03

536
of which: non-Basel III-compliant tier 2 capital

0.10

536

0.03

536
TLAC-eligible senior unsecured debt

18.81

102,817

6.36

102,817
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.63

140,038

8.80

142,184
Eligible total loss-absorbing capacity

35.66

194,899

12.06

194,899
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

546,491
Leverage ratio denominator

1,615,817
1 Includes applicable add-ons of 1.59% for risk-weighted assets (RWA) and 0.55% for leverage ratio denominator (LRD), of which 15 basis points for RWA and 5 basis points for LRD reflect the FINMA Pillar 2 capital add-on of USD 800m related to the supply

chain finance funds matter at Credit

Suisse.

2 Our minimum CET1 leverage ratio

requirement of 3.55% consists of a

1.5% base requirement, a 1.5% base buffer

capital
requirement, a 0.25% LRD add-on requirement, a 0.25% market share add-on requirement based on our Swiss credit business and a 0.05% Pillar 2 capital add-on related to the supply chain finance funds matter at
Credit Suisse.

3 Includes outstanding low-trigger loss-absorbing additional tier 1 capital instruments, which are available under the Swiss

systemically relevant bank framework to meet the going concern requirements
until their first call date. As

of their first call date, these

instruments are eligible to meet the

gone concern requirements.

4 A maximum of 25% of the gone

concern requirements can be met with

instruments that
have a remaining maturity of between one and

two years. Once at least 75%

of the minimum gone concern requirement has

been met with instruments that have

a remaining maturity of greater than two

years, all
instruments that have a remaining

maturity of between one

and two years remain

eligible to be included

in the total gone concern

capital.

5 From 1 January

2023, the resolvability discount

on the gone concern
capital requirements for systemically important

banks (SIBs) has been replaced with

reduced base gone concern capital requirements

equivalent to 75% of the total

going concern requirements (excluding countercyclical
buffer requirements and the Pillar 2 add-on).

6 As of July 2024, the Swiss Financial Market Supervisory Authority (FINMA) will have the authority to impose a surcharge of up to 25%

of the total going concern capital
requirements should obstacles to an SIB’s resolvability be identified in future resolvability assessments.

7 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.

UBS Group third quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

43
We are subject to

the going and gone

concern requirements of

the Swiss Capital Adequacy

Ordinance that include
the

too-big-to-fail

(TBTF)

provisions

applicable

to

Swiss

SRBs.

The

table

above

provides

the

risk-weighted asset
(RWA)- and leverage ratio denominator (LRD)-based

requirements and information as of

30 September 2023.
In November

2022, the

Swiss Federal

Council adopted

amendments to

the Banking

Act and

the Banking

Ordinance,
which entered into

force as of

1 January 2023. The

amendments replaced the resolvability

discount on the

gone
concern

capital

requirements

for

systemically

important

banks

(SIBs),

including

UBS,

with

reduced

base

gone
concern capital requirements

equivalent to 75%

of the total

going concern

requirements (excluding countercyclical
buffer requirements and

the Pillar 2 add-on).

In addition, as

of July

2024, the Swiss

Financial Market Supervisory
Authority

(FINMA)

will

have

the

authority

to

impose

a

surcharge

of

up

to

25%

of

the

total

going

concern
requirements based

on

obstacles to

an

SIB’s

resolvability identified

in

future

resolvability assessments.

Our

total
gone

concern requirements

remained substantially

unchanged in

the

third quarter

of

2023

as

a

result

of these
changes.

Transitional purchase price allocation

adjustments for regulatory capital
As

part

of

the

acquisition

of

the

Credit

Suisse

Group,

the

assets

acquired

and

liabilities

assumed,

including
contingent liabilities, were

recognized at fair

value as

of the

acquisition date in

accordance with IFRS 3,
Business
Combinations
. The purchase

price allocation (PPA) fair

value adjustments required under

IFRS 3 are recognized as
part of

negative goodwill

and

include effects

on

financial instruments

measured at

amortized cost,

such as

fair
value impacts

from interest

rates and

own credit,

that are

expected to

accrete back

to par

through the

income
statement as the instruments are held to maturity. Similar own-credit-related effects have also been recognized as part of

the PPA

adjustments on

financial liabilities

measured at

fair value.

As

agreed with

FINMA, a

transitional
common equity tier 1 (CET1) capital treatment has

been applied for certain of these

fair value adjustments, given
the

substantially

temporary

nature

of

the

IFRS-3-accounting-driven

effects.

As

such,

IFRS

equity

reductions

of
USD 5.9bn (before

tax) and

USD 5.0bn (net

of tax) as

of the acquisition

date have

been neutralized

for CET1 capital
calculation

purposes,

of

which

USD 1.0bn

(net

of

tax)

relates

to

own-credit-related fair

value

adjustments. The
transitional treatment is subject to linear amortization and will reduce to nil by 30 June

2027. In the third quarter
of 2023, the amortization of transitional CET1 PPA adjustments (interest rate and own credit) was USD 0.3bn (net of tax).

IFRS 3 measurement period adjustments

in the third quarter of 2023 for the

acquisition of the Credit
Suisse Group
UBS has reclassified certain

loans and off-balance sheet

loan commitments held

by the newly established

Non-core
and Legacy business

division to “measured

at fair value

through profit

or loss”. Refer

to “Note 2

Accounting for
the acquisition

of the

Credit Suisse

Group” in

the “Consolidated

financial statements” section

of this

report for
details

on

the

accounting

treatment,

and

respective

adjustments

to

the

comparative

second

quarter

2023
information. We have

applied the amended

classification and measurement

for LRD and

RWA calculation purposes
prospectively from the third quarter of 2023.
Updates to the segment reporting for RWA

and LRD
Starting with

the third

quarter of

2023, we

report five

business divisions

in line

with International

Financial Reporting
Standards

(IFRS), reflecting

the way

we are

managing our

businesses and

engaging with

clients: Global

Wealth
Management, Personal

& Corporate Banking,

Asset Management,

the Investment

Bank, and Non-core

and Legacy.
We

separately

report

Group

Items.

As

UBS

executes

its

integration

plans,

it

is

expected

that

allocation
methodologies for RWA and LRD to the business divisions and into

Group Items will continue to be reviewed and
refined.
›
Refer to the “Management report” sections of this report, including the disclosures under “Integration of Credit
Suisse” in the “Recent developments” section

UBS Group third quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

44
Total loss-absorbing capacity
The table below provides Swiss SRB going and gone concern information based on the Swiss SRB framework and
requirements that are discussed under “Capital management” in the “Capital, liquidity and funding, and balance
sheet”

section

of

the

Annual

Report

2022.

Changes

to

the

Swiss

SRB

framework

and

requirements

after

the
publication of the Annual Report 2022 are described above.
Swiss SRB going and gone concern information
USD m, except where indicated 30.9.23 30.6.23 31.12.22
Eligible going concern capital
Total going concern capital

91,546

93,287

58,321
Total tier 1 capital

91,546

93,287

58,321
Common equity tier 1 capital

78,587

80,258

45,457
Total loss-absorbing additional tier 1 capital

12,960

13,030

12,864
of which: high-trigger loss-absorbing additional tier 1 capital

11,764

11,839

11,675
of which: low-trigger loss-absorbing additional tier 1 capital

1,195

1,190

1,189
Eligible gone concern capital
Total gone concern loss-absorbing capacity

103,353

102,753

46,991
Total tier 2 capital

536

539

2,958
of which: low-trigger loss-absorbing tier 2 capital

0

0

2,422
of which: non-Basel III-compliant tier 2 capital

536

539

536
TLAC-eligible senior unsecured debt

102,817

102,214

44,033
Total loss-absorbing capacity
Total loss-absorbing capacity

194,899

196,040

105,312
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

546,491

556,603

319,585
Leverage ratio denominator

1,615,817

1,677,877

1,028,461
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

16.8

16.8

18.2
of which: common equity tier 1 capital ratio

14.4

14.4

14.2
Gone concern loss-absorbing capacity ratio

18.9

18.5

14.7
Total loss-absorbing capacity ratio

35.7

35.2

33.0
Leverage ratios (%)
Going concern leverage ratio

5.7

5.6

5.7
of which: common equity tier 1 leverage ratio

4.9

4.8

4.4
Gone concern leverage ratio

6.4

6.1

4.6
Total loss-absorbing capacity leverage ratio

12.1

11.7

10.2
Total loss-absorbing capacity and movement

Our total loss-absorbing capacity (TLAC) decreased

by USD 1.1bn to USD 194.9bn in the third quarter

of 2023.
Going concern capital and movement
Our going concern capital decreased

by USD 1.7bn to USD 91.5bn. Our

CET1 capital decreased by USD

1.7bn to
USD 78.6bn,

mainly

reflecting

an

operating

loss

before

tax

of

USD 0.3bn,

current

tax

expenses

of

USD 0.6bn,
negative effects from foreign currency translation of USD 0.6bn, dividend accruals of USD 0.5bn and amortization
of transitional CET1 PPA

adjustments (interest rate and

own credit) of USD

0.3bn (net of tax). These

effects were
partly offset by a

USD 0.2bn decrease in

the shortfall in

expected credit loss allowances

and provisions over

Basel III
expected losses and a USD 0.1bn increase in eligible deferred tax assets on temporary differences.
Our

additional

tier 1

(AT1)

capital

decreased

by

USD 0.1bn

to

USD 13.0bn,

reflecting

interest

rate

risk

hedge,
foreign currency translation

and other effects. On

20 October 2023, we announced

that we would redeem

an AT1
capital instrument on 28 November 2023 (ISIN CH0447353704 with a nominal amount of SGD 700bn, issued on
28 November 2018). This instrument remained

eligible as AT1 capital as of 30 September 2023.

UBS Group third quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

45
Gone concern loss-absorbing capacity and movement
Our total gone concern

loss-absorbing capacity increased by

USD 0.6bn to USD 103.4bn, mainly

due to three new
issuances of TLAC-eligible senior unsecured debt

denominated in US dollars of USD 4.5bn,

largely offset by a call
of one

TLAC-eligible

unsecured debt

instrument denominated

in US

dollars of

USD 1.3bn, and

interest

rate risk
hedge, foreign currency translation

and other effects. On

18 October 2023, we announced

that we would redeem
TLAC-eligible

senior

unsecured

debt

on

8 November

2023

(ISIN

CH0445624981

with

a

nominal

amount

of
JPY 130bn,

issued

on

9 November

2018).

This

instrument

remained

eligible

as

gone

concern

capital

as

of
30 September 2023.
›
Refer to “Bondholder information” at

ubs.com/investors
for more information about the eligibility of capital and
senior unsecured debt instruments and about key features and terms and conditions of capital instruments
Loss-absorbing capacity and leverage ratios
Our CET1 capital

ratio was

broadly unchanged at

14.4%, reflecting a

decrease in CET1

capital of

USD 1.7bn, offset
by a USD 10.1bn decrease in RWA.

Our CET1 leverage ratio increased to 4.9% from 4.8%, reflecting a USD 62.1bn decrease in the LRD, partly offset by a decrease in CET1 capital of USD 1.7bn.
Our

gone

concern

loss-absorbing

capacity

ratio

increased

to

18.9%

from

18.5%,

due

to

the

aforementioned
decrease in RWA and an increase in gone concern

loss-absorbing capacity of USD 0.6bn.

Our gone

concern leverage ratio

increased to 6.4%

from 6.1%, due

to the

aforementioned decrease in

the LRD
and an increase in gone concern loss-absorbing

capacity of USD 0.6bn.
Swiss SRB total loss-absorbing capacity movement
USD m
Going concern capital
Swiss SRB
Common equity tier 1 capital as of 30.6.23

80,258
Operating profit before tax

(255)
Current tax (expense) / benefit

(643)
Foreign currency translation effects, before tax

(618)
Amortization of transitional CET1 purchase price allocation adjustments, net of tax

(297)
Other
1

142
Common equity tier 1 capital as of 30.9.23

78,587
Loss-absorbing additional tier 1 capital as of 30.6.23

13,030
Interest rate risk hedge, foreign currency translation and other effects

(70)
Loss-absorbing additional tier 1 capital as of 30.9.23

12,960
Total going concern capital as of 30.6.23

93,287
Total going concern capital as of 30.9.23

91,546
Gone concern loss-absorbing capacity
Tier 2 capital as of 30.6.23

539
Interest rate risk hedge, foreign currency translation and other effects

(4)
Tier 2 capital as of 30.9.23

536
TLAC-eligible senior unsecured debt as of 30.6.23

102,214
Issuance of TLAC-eligible senior unsecured debt

4,500
Call of TLAC-eligible senior unsecured debt

(1,300)
Interest rate risk hedge, foreign currency translation and other effects

(2,596)
TLAC-eligible senior unsecured debt as of 30.9.23

102,817
Total gone concern loss-absorbing capacity as of 30.6.23

102,753
Total gone concern loss-absorbing capacity as of 30.9.23

103,353
Total loss-absorbing capacity
Total loss-absorbing capacity as of 30.6.23

196,040
Total loss-absorbing capacity as of 30.9.23

194,899
1 Includes dividend accruals for the current year (negative USD 0.5bn) and movements related to other items.

UBS Group third quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

46
Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital
USD m 30.9.23 30.6.23
1
31.12.22
Total IFRS equity

85,398

87,752

57,218
Equity attributable to non-controlling interests

(542)

(636)

(342)
Defined benefit plans, net of tax

(929)

(987)

(311)
Deferred tax assets recognized for tax loss carry-forwards

(3,760)

(3,917)

(4,077)
Deferred tax assets for unused tax credits

(245)

(117)
Deferred tax assets on temporary differences, excess over threshold

(64)
Goodwill, net of tax
2

(5,736)

(5,761)

(5,754)
Intangible assets, net of tax

(844)

(894)

(150)
Compensation-related components (not recognized in net profit)

(2,296)

(2,013)

(2,287)
Expected losses on advanced internal ratings-based portfolio less provisions

(553)

(749)

(471)
Unrealized (gains) / losses from cash flow hedges, net of tax

4,947

4,451

4,234
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax

571

(130)

(523)
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date

(123)

(142)

(105)
Prudential valuation adjustments

(407)

(488)

(201)
Accruals for dividends to shareholders for 2022

(1,683)
Transitional CET1 purchase price allocation adjustments

4,600

4,897
Other
3

(1,495)

(1,008)

(29)
Total common equity tier 1 capital

78,587

80,258

45,457
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

2 Includes goodwill related to significant investments in financial institutions of USD 19m as of 30 September 2023 (USD 19m as of 30 June 2023; USD 20m as of 31 December 2022) presented on the balance sheet line Investments in associates.

3 Includes dividend accruals for the current year and other items.

Additional information
Sensitivity to currency movements

Risk-weighted assets
We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by
USD 23bn and our

CET1 capital

by USD 2.6bn as

of 30 September

2023 (30 June

2023: USD 23bn and

USD 3.0bn,
respectively) and decreased our CET1 capital

ratio by 11 basis points (30 June 2023: 6 basis points). Conversely,

a
10% appreciation of the US dollar against other currencies would have decreased our

RWA by USD 21bn and our
CET1 capital by USD 2.4bn

(30 June 2023: USD 21bn and USD

2.7bn, respectively) and increased our CET1

capital
ratio by 11 basis points (30 June 2023: 6 basis

points).
Leverage ratio denominator
We estimate that a

10% depreciation of the

US dollar against other

currencies would have increased

our LRD by
USD 103bn

as

of

30

September

2023

(30

June

2023:

USD 109bn)

and

decreased

our

CET1

leverage

ratio

by
14 basis points

(30 June

2023: 12 basis

points). Conversely,

a

10%

appreciation of

the US

dollar against

other
currencies would

have decreased

our LRD

by USD 94bn

(30 June

2023: USD 99bn)

and increased

our CET1

leverage
ratio by 14 basis points (30 June 2023: 13 basis

points).
The aforementioned

sensitivities do

not consider

foreign currency

translation effects

related to

defined benefit

plans
other than those related to the currency

translation of the net equity of foreign operations.
›
Refer to “Active management of sensitivity to currency movements” under “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of the Annual Report 2022 for more information

UBS Group third quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

47
Estimated effect on capital from litigation,

regulatory and similar matters subject to

provisions and contingent
liabilities
We have estimated the

loss in capital that

we could incur

as a result of

the risks associated

with the matters

related
to

UBS AG

and

subsidiaries

described

in

“Note 15

Provisions

and

contingent

liabilities”

in

the

“Consolidated
financial

statements”

section

of

this

report.

We

have

employed

for

this

purpose

the

advanced

measurement
approach (AMA) methodology

that we use

when determining

the capital requirements

associated with

operational
risks, based on a

99.9% confidence level

over a 12-month horizon.

The methodology takes

into consideration UBS
and industry experience for the AMA

operational risk categories to which

those matters correspond, as well

as the
external environment affecting risks of these types, in

isolation from other areas. On this basis, with respect to the litigation,

regulatory

and

similar

matters

related

to

UBS AG and

subsidiaries,

we estimate

the

maximum loss

in
capital that we

could incur over

a 12-month period

as a result

of our risks

associated with these

operational risk
categories at USD 4.0bn as of 30 September 2023. This estimate is not related to and does not take into

account
any provisions recognized

for any of

these matters and does

not constitute a subjective

assessment of our actual
exposure in any of these matters.
›
Refer to “Non-financial risk” in the “Risk management and control” section of the Annual Report 2022 for more information
›
Refer to “Note 15 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information

Risk-weighted assets

During the third quarter

of 2023, RWA decreased

by USD 10.1bn to

USD 546.5bn, primarily driven

by decreases of
USD 5.5bn

due

to

currency effects

and

USD 5.3bn due

to

asset

size

and

other movements,

partly

offset by

an
increase of USD 0.6bn due to model updates.
Movement in risk-weighted assets by key driver
USD bn
RWA as of
30.6.23
Currency
effects
Methodology
and policy
changes
Model
updates /
changes
Regulatory
add-ons
Asset size
and other
1
RWA as of
30.9.23
Credit and counterparty credit risk
2

356.4

(5.2)

0.6

(5.5)

346.3
Non-counterparty-related risk
3

31.1

(0.3)

(0.1)

30.7
Market risk

23.6

0.1

0.3

24.1
Operational risk

145.4

145.4
Total

556.6

(5.5)

0.6

(5.3)

546.5
1 Includes the Pillar

3 categories “Asset

size,” “Credit

quality of counterparties,”

“Acquisitions and

disposals” and “Other.”

For more information,

refer to our 30

September 2023 Pillar

3 report, available

under
“Pillar 3 disclosures” at ubs.com/investors.

2 Includes settlement risk, credit valuation adjustments, equity and investments in funds exposures in the banking book, and securitization exposures in the banking book.

3 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences,

property, equipment, software and other items.
Credit and counterparty credit risk
Credit and counterparty

credit risk

RWA were

USD 346.3bn as

of 30 September

2023. The decrease

of USD

10.1bn
included currency effects of USD 5.2bn.
Asset size and other movements resulted in

a USD 5.5bn decrease in RWA.

–
Non-core and Legacy decreased by USD 6.0bn,

mainly due to lower RWA from loans as a result of strategic de-
risking.
–
Personal & Corporate Banking RWA decreased

by USD 0.3bn, primarily driven by lower

RWA from loans.

–
Investment Bank

RWA decreased

by USD 0.2bn,

mainly due

to lower RWA

from securities

financing transactions.
–
Global

Wealth

Management RWA

decreased

by

USD 0.1bn,

with

lower

RWA

from

derivatives,

securitization
exposures, and equity positions almost entirely

offset by higher RWA from loans.

–
Group Items RWA increased by USD 1.0bn, mainly

driven by higher RWA from nostro accounts.
– Asset Management RWA increased by USD 0.1bn.

UBS Group third quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

48
Model updates resulted in an RWA increase of USD 0.6bn.

RWA increases of USD 1.0bn related to the phase-in of
model

updates for

hedge funds,

USD 0.5bn related

to

updates

to

the Lombard

model,

USD 0.3bn related

to

a
model update for

income-producing real estate and

USD 0.3bn related to the

Swiss corporate model

were partly
offset

by

an

RWA

decrease

of

USD 1.5bn

related

to

the

recalibration

of

certain

multipliers

as

a

result

of
improvements to models.
›
Refer to the “Recent developments” section of this report for more information about the realignment of business divisions
›
Refer to the 30 September 2023 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information

›
Refer to “Credit risk models” in the “Risk management and control” section of the Annual Report 2022 for more information

Outlook

We expect

that regulatory-driven

updates to

credit and

counterparty credit

risk models

will result

in an

RWA increase
of

around USD

2bn in

the fourth

quarter

of

2023.

The

extent

and

timing of

RWA

changes

may vary

as model
updates

are

completed and

receive regulatory

approval, along

with changes

in the

composition of

the relevant
portfolios. Furthermore, we

expect exposures in Non-core and Legacy

to reduce as a result of

maturities and active
unwinding of positions.
›
Refer to the “Recent developments” section of this report for more information about the integration of Credit
Suisse
Market risk
Market risk

RWA increased

by USD

0.5bn to

USD 24.1bn in

the third

quarter of

2023, primarily

driven by

an increase
of USD 0.3bn from

asset size and

other movements and an

increase of USD 0.1bn related

to ongoing parameter
updates of the value-at-risk

(VaR) models. UBS

is in discussions

with FINMA regarding

the integration of

time decay
into the regulatory VaR, which would replace the

current add-on
.
›
Refer to the 30 September 2023 Pillar 3 report, available under “Pillar 3 disclosures” at

ubs.com/investors,

for more
information

›
Refer to ”Market risk” in the “Risk management and control” section of the Annual Report 2022 for more information
Operational risk
Operational risk

RWA were

unchanged at

USD 145.4bn. In

the third

quarter of

2023, we

updated our

methodology
that we use to allocate

operational risk RWA

to the business divisions

and Group Items. The

updated methodology
was retrospectively applied for the second quarter

of 2023.
›
Refer to the “Recent developments” section and “Note 15 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Non-financial risk” in the “Risk management and control” section of the Annual Report 2022 for information about the advanced measurement approach model

UBS Group third quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

49
Risk-weighted assets by business division and Group Items
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Non-core and
Legacy
1
Group

Items
1
Total
RWA
30.9.23
Credit and counterparty credit risk
2

92.8

132.0

7.6

64.4

38.8

10.7

346.3
Non-counterparty-related risk
3

6.8

3.5

0.8

3.7

2.7

13.2

30.7
Market risk

1.6

0.1

0.0

13.9

5.9

2.4

24.1
Operational risk

57.5

19.5

7.2

25.0

30.0

6.2

145.4
Total

158.8

155.1

15.6

107.0

77.5

32.5

546.5
30.6.23
Credit and counterparty credit risk
2

93.1

134.6

7.5

66.0

45.2

9.9

356.4
Non-counterparty-related risk
3

7.1

3.8

0.8

3.8

2.6

13.0

31.1
Market risk

1.9

0.2

0.0

12.5

6.0

3.1

23.6
Operational risk

57.5

19.5

7.2

25.0

30.0

6.2

145.4
Total

159.6

158.0

15.6

107.3

83.8

32.2

556.6
30.9.23 vs 30.6.23
Credit and counterparty credit risk
2

(0.3)

(2.6)

0.1

(1.6)

(6.4)

0.8

(10.1)
Non-counterparty-related risk
3

(0.3)

(0.3)

0.0

(0.1)

0.1

0.1

(0.4)
Market risk

(0.3)

0.0

0.0

1.5

(0.1)

(0.7)

0.4
Operational risk
Total

(0.9)

(3.0)

0.0

(0.2)

(6.4)

0.3

(10.1)
1 Starting with the third quarter of 2023, Non-core and Legacy represents a separate reportable segment and Group Functions has been renamed Group Items. Prior periods have been revised to reflect these changes.

2 Includes settlement risk, credit valuation

adjustments, equity and investments

in funds exposures in the banking

book and securitization exposures in the

banking book.

3 Non-counterparty-related risk includes
deferred tax assets recognized for temporary differences (30 September 2023:

USD 12.6bn; 30 June 2023: USD 12.4bn), as well as property,

equipment, software and other items (30 September 2023: USD

18.1bn;
30 June 2023: USD 18.7bn).

Leverage ratio denominator
During

the

third

quarter

of

2023,

the

LRD

decreased

by

USD 62.1bn

to

USD 1,615.8bn,

primarily

driven

by
decreases from asset size and other movements

of USD 37.1bn and currency effects of

USD 24.9bn.

Movement in leverage ratio denominator by key driver
USD bn
LRD as of

30.6.23
Currency

effects
Asset size and

other
LRD as of

30.9.23
On-balance sheet exposures (excluding derivatives and securities financing transactions)

1,283.1

(19.9)

(20.9)

1,242.4
Derivatives

141.4

(2.2)

4.2

143.5
Securities financing transactions

161.8

(1.6)

(3.1)

157.1
Off-balance sheet items

98.9

(1.3)

(17.2)

80.4
Deduction items

(7.4)

0.0

(0.2)

(7.6)
Total

1,677.9

(24.9)

(37.1)

1,615.8
The LRD movements described below exclude

currency effects.

On-balance sheet exposures

(excluding derivatives and

securities financing transactions)

decreased by USD 20.9bn,
mainly reflecting lower lending balances and

trading assets.
Derivative

exposures

increased

by

USD 4.2bn,

mainly

due

to

market-driven

movements

on

foreign

currency
contracts and higher trading volumes in equity

contracts in the Investment Bank.
Securities financing transactions

decreased by USD 3.1bn, mainly

due to reduced volumes in Non-core

and Legacy,
partly offset by client-driven increases in brokerage

receivables in the Investment Bank.
Off-balance sheet items

decreased by USD 17.2bn,

mainly due to a

decrease in loan

commitments in Non-core

and
Legacy,

following

the

accounting reclassification

of

loan

commitments from

accrual

to

fair

value,

implemented
prospectively in the LRD framework during

the third quarter of 2023.

UBS Group third quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

50
The application

of measurement

period adjustments

to the

accounting for

the acquisition

of the

Credit Suisse

Group
included the reclassification of loan commitments not measured at fair value in Non-core and Legacy to derivative loan commitments measured at fair value

through profit or loss. This resulted in a USD 14bn decrease in LRD from
off-balance sheet items and a USD 2bn increase

in LRD from derivative exposures

in the third quarter of 2023.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements
Leverage ratio denominator by business division and Group Items
USD bn
Global Wealth
Management

Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy
1
Group Items
1
Total

30.9.23
On-balance sheet exposures

427.3

424.0

5.9

199.9

115.9

69.4

1,242.4
Derivatives

8.0

4.8

0.0

96.2

32.3

2.1

143.5
Securities financing transactions

23.1

12.5

0.1

41.3

5.0

75.1

157.1
Off-balance sheet items

18.2

37.6

0.2

19.2

3.8

1.5

80.4
Items deducted from Swiss SRB tier 1 capital

(4.6)

4.7

(1.2)

(0.4)

(0.6)

(5.4)

(7.6)
Total

472.0

483.7

5.0

356.0

156.4

142.7

1,615.8
30.6.23
On-balance sheet exposures

439.8

436.3

5.6

200.8

144.9

55.7

1,283.1
Derivatives

8.3

2.5

0.0

91.7

34.4

4.4

141.4
Securities financing transactions

25.4

13.4

0.1

42.6

11.0

69.4

161.8
Off-balance sheet items

21.1

38.9

0.2

19.1

18.7

1.0

98.9
Items deducted from Swiss SRB tier 1 capital

(4.6)

5.1

(1.2)

(0.8)

(0.3)

(5.6)

(7.4)
Total

490.0

496.2

4.7

353.4

208.7

124.9

1,677.9
30.9.23 vs 30.6.23
On-balance sheet exposures

(12.5)

(12.2)

0.3

(0.9)

(29.0)

13.7

(40.7)
Derivatives

(0.3)

2.3

0.0

4.5

(2.1)

(2.3)

2.0
Securities financing transactions

(2.3)

(0.9)

0.0

(1.4)

(5.9)

5.7

(4.7)
Off-balance sheet items

(2.9)

(1.4)

0.0

0.1

(14.9)

0.6

(18.5)
Items deducted from Swiss SRB tier 1 capital

0.0

(0.4)

0.0

0.4

(0.3)

0.1

(0.2)
Total

(18.1)

(12.6)

0.3

2.7

(52.2)

17.8

(62.1)
1 Starting with the third quarter of 2023, Non-core and Legacy represents a separate reportable segment and Group Functions has been renamed Group

Items. Prior periods have been revised to reflect these changes.
Liquidity and funding management
Strategy, objectives and governance

This

section

provides

liquidity

and

funding

management

information

and

should

be

read

in

conjunction

with
“Liquidity and

funding management”

in

the “Capital,

liquidity and

funding, and

balance sheet”

section of

the
Annual Report 2022, which

provides more information about

the Group’s strategy, objectives

and governance in
connection with liquidity and funding management.
Liquidity coverage ratio
The

quarterly

average

liquidity

coverage

ratio

(the

LCR)

of

the

UBS

Group

increased

21.3 percentage

points

to
196.5%, remaining

above the

prudential requirement

communicated by

the Swiss

Financial Market

Supervisory
Authority (FINMA).
The movement

in the

average LCR

was primarily

driven by

an increase

in high-quality

liquidity assets

(HQLA) of
USD 110.4bn to

USD 367.5bn. This

increase was

substantially attributable to

the effect

of the

acquisition of

the
Credit Suisse Group on 12 June 2023, with only 15 days

of post-acquisition effect included in the average LCR for
the

second

quarter

of

2023.

Comparing

the

average

for

the

15

business

days

in

the

second

quarter

of

2023
following the acquisition of

the Credit Suisse

Group with the

average for the

full third quarter,

the HQLA for

the
UBS Group

decreased from

USD 372.1bn to

USD 367.5bn.

The effect

of higher

customer deposit

balances was
offset by the repayment of an Emergency Liquidity

Assistance Plus loan drawn by Credit Suisse.

UBS Group third quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Liquidity and funding management

51
The increase

in HQLA

was partly

offset by

a USD 42.3bn

increase in

net cash

outflows to

USD 187.3bn, substantially
attributable to the effect of

the acquisition of the

Credit Suisse Group on 12 June 2023,

as only 15 days

of post-
acquisition effect were

included in the

average LCR for

the second quarter

of 2023. Comparing

the average for

the
15 business days in

the second quarter

of 2023 with the

average for the full

third quarter, net cash

outflows of the
UBS Group were largely unchanged, at USD

187.3bn.
›
Refer to “Liquidity coverage ratio” in the “Liquidity and funding management” section of our second quarter 2023 report, available under “Quarterly reporting” at ubs.com/investors , for more information about the basis of calculation for the average LCR for the second quarter of 2023
›
Refer to the 30 September 2023 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about the LCR
Liquidity coverage ratio
USD bn, except where indicated Average 3Q23
1
Average 2Q23
1
High-quality liquid assets

367.5

257.1
Net cash outflows
2

187.3

145.0
Liquidity coverage ratio (%)
3

196.5

175.2
1 Calculated based on an average of 63 data points in the third quarter of 2023 and 64 data points in the second quarter of 2023.

2 Represents the net cash outflows expected over a stress period of 30 calendar days.

3 Calculated after the application of haircuts and inflow and outflow rates, as well as,

where applicable, caps on Level 2 assets and cash inflows.
Net stable funding ratio

As of

30 September 2023,

the net

stable funding

ratio (the

NSFR) of

the UBS

Group increased

3.1 percentage

points
to 120.7%, remaining above the prudential

requirement communicated by FINMA.

Available

stable

funding decreased

slightly

by

USD 0.4bn

to

USD 872.7bn, reflecting

higher

customer

deposits,
substantially offset by a

decrease in debt issued,

lower payables from securities

financing transactions, and lower
capital.

Required stable

funding decreased

by USD 19.2bn

to USD 722.9bn,

predominantly reflecting

lower lending
assets and, to a lesser extent, lower trading

assets, partly offset by higher derivative balances.
›
Refer to the 30 September 2023 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about the NSFR
Net stable funding ratio
USD bn, except where indicated 30.9.23 30.6.23
Available stable funding

872.7

873.1
Required stable funding

722.9

742.1
Net stable funding ratio (%)

120.7

117.6

UBS Group third quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

52
Balance sheet and off-balance sheet
This

section

provides

balance

sheet

and

off-balance sheet

information

and

should

be

read

in

conjunction

with
“Balance sheet

and off-balance

sheet” in

the “Capital,

liquidity and

funding, and

balance sheet”

section of

the
Annual Report 2022,

which provides more

information about the

balance sheet and

off-balance sheet positions.
For more

information about

the balance

sheet effects

of the

acquisition of

the Credit

Suisse Group,

refer to

“Note 2
Accounting for the acquisition of the Credit

Suisse Group”

in the “Consolidated financial statements” section.
Balances disclosed in this

report represent quarter-end

positions, unless indicated

otherwise. Intra-quarter balances
fluctuate in the ordinary course of business

and may differ from quarter-end positions.
Balance sheet assets

(30 September 2023 vs 30 June 2023)
Total assets were USD 1,644.5bn as

of 30 September 2023. The decrease

of USD 34.4bn included currency

effects
of approximately USD 21.1bn.
Lending

assets

decreased

by

USD 24.0bn,

mainly

reflecting

negative

net

new

loans,

mainly

in

Global

Wealth
Management,

and

negative

currency

effects

of

approximately

USD 10.9bn.

Trading

assets

decreased

by
USD 14.3bn,

mainly driven by a decrease in positions held in the Investment Bank to hedge client positions.

Other
financial assets measured at fair value decreased by USD 6.3bn,

mainly reflecting a decrease in securities financing
transactions measured at fair value in the

Investment Bank.
These

decreases

were

partly

offset

by

an

increase

in

Derivatives

and

cash

collateral

receivables

on

derivative
instruments of USD 10.0bn, mainly in

Derivatives & Solutions in the

Investment Bank,

primarily reflecting market-
driven movements on foreign-currency contracts

amid volatility in exchange rates.
Assets
As of % change from
USD bn 30.9.23 30.6.23
1
30.6.23
Cash and balances at central banks

262.4

261.6

0
Lending
2

646.2

670.2

(4)
Securities financing transactions at amortized cost

84.9

86.5

(2)
Trading assets

142.9

157.2

(9)
Derivatives and cash collateral receivables on derivative instruments

250.3

240.3

4
Brokerage receivables

24.6

21.5

14
Other financial assets measured at amortized cost

64.2

64.9

(1)
Other financial assets measured at fair value
3

114.5

120.8

(5)
Non-financial assets

54.7

55.8

(2)
Total assets

1,644.5

1,678.9

(2)
of which: Credit Suisse
4

559.4

598.4

(7)
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

2 Consists of Loans and advances to customers and Amounts due from banks.

3 Consists of Financial assets at fair value not held for trading and Financial assets measured at fair value through other comprehensive
income.

4 Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.
Balance sheet liabilities (30 September

2023 vs 30 June 2023)
Total

liabilities

were

USD 1,559.0bn

as

of

30 September

2023.

The

decrease

of

USD 32.1bn

included

currency
effects of USD 18.6bn.
Short-term

borrowings

decreased

by

USD 33.2bn,

mainly

related

to

the

reduction

of

funding

from

the

Swiss
National

Bank.

Securities

financing

transactions

at

amortized

cost

decreased

by

USD 7.3bn,

predominantly
reflecting roll-offs.

Trading liabilities

decreased by

USD 5.4bn, mainly

due to

a

decrease in

positions held

in

the
Investment Bank to hedge client positions.
These decreases were

partly offset by

an increase in

Customer deposits of

USD 20.6bn, including negative

currency
effects of

USD 10.4bn,

mainly in

Global Wealth

Management and

primarily driven

by net

inflows into

time deposits,
partly offset by continued shifts into money market

funds and US-government securities.
The “Liabilities

by product

and currency”

table

in this

section provides

more information

about our

funding sources.
›
Refer to “Bondholder information” at

ubs.com/investors
for more information about capital and senior debt
instruments

›
Refer to the “Consolidated financial statements” section of this report for more information

UBS Group third quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

53
Liabilities and equity
As of

% change from
USD bn 30.9.23 30.6.23
1
30.6.23
Short-term borrowings
2,3

106.5

139.7

(24)
Securities financing transactions at amortized cost

15.0

22.3

(33)
Customer deposits

733.1

712.5

3
Debt issued designated at fair value and long-term debt issued measured at amortized cost
3

312.1

315.4

(1)
Trading liabilities

35.0

40.4

(13)
Derivatives and cash collateral payables on derivative instruments

239.6

236.6

1
Brokerage payables

41.3

43.9

(6)
Other financial liabilities measured at amortized cost

19.2

19.4

(1)
Other financial liabilities designated at fair value

33.3

36.1

(8)
Non-financial liabilities

24.1

24.8

(3)
Total liabilities

1,559.1

1,591.1

(2)
of which: Credit Suisse
4

462.5

502.7

(8)
Share capital

0.3

0.3

0
Share premium

12.9

12.5

3
Treasury shares

(4.1)

(4.2)

(2)
Retained earnings

76.7

78.3

(2)
Other comprehensive income
5

(1.0)

0.2
Total equity attributable to shareholders

84.9

87.1

(3)
Equity attributable to non-controlling interests

0.5

0.6

(15)
Total equity

85.4

87.8

(3)
Total liabilities and equity

1,644.5

1,678.9

(2)
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

2 Consists of short-term debt issued measured at amortized cost and amounts due to banks, which includes amounts due to central banks.

3 The classification of debt issued measured at amortized cost into short-
term and long-term is based

on original contractual

maturity and therefore long-term

debt also includes debt

with a remaining time

to maturity of less

than one year.

This classification does

not consider any

early
redemption features.

4 Excludes USD 55.7bn

(30 June 2023:

USD 52.9bn) of debt

instruments previously issued

by Credit Suisse

Group AG and

transferred to UBS

Group AG as

part of the acquisition.

Refer to
“Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

5 Excludes other comprehensive income related to defined
benefit plans and own credit, which is recorded directly in Retained earnings.
Equity (30 September 2023 vs 30 June 2023)
Equity attributable to shareholders decreased

by USD 2,260m to USD 84,856m as of

30 September 2023.
The

decrease

of

USD 2,260m

was

mainly

driven

by

negative

total

comprehensive

income

attributable

to
shareholders of USD 2,684m, reflecting

a net loss

of USD 785m and

negative other comprehensive income (OCI)
of USD 1,899m,

partly offset by deferred share-based compensation awards expensed in the income statement of
USD 346m. OCI mainly included negative OCI

related to own credit on

financial liabilities designated at fair value
of USD 686m,

negative OCI

related to foreign

currency translation

of USD 615m

and negative

cash flow

hedge OCI
of USD 526m.

›
Refer to the “Group performance” and “Consolidated financial statements” sections of this report for more information
›
Refer to “Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital” in the “Capital management”
section of this report for more information about the effects of OCI on common equity tier 1 capital

UBS Group third quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

54
Liabilities by product and currency
USD equivalent
All currencies of which: USD of which: CHF of which: EUR
USD bn 30.9.23 30.6.23
1
30.9.23 30.6.23
1
30.9.23 30.6.23 30.9.23 30.6.23
Short-term borrowings 106.5 139.7 49.6 49.7 39.2 69.6 7.8 9.3 of which: amounts due to banks 68.5 99.2 20.7 20.3 39.0 69.5 3.2 3.8 of which: short-term debt issued
2,3
38.0 40.5 28.9 29.4 0.1 0.1 4.6 5.5
Securities financing transactions at amortized cost
15.0 22.3 8.2 15.4 2.2 2.2 3.0 2.8
Customer deposits 733.1 712.5 299.7 280.9 293.0 296.0 73.2 72.3 of which: demand deposits 233.8 250.1 61.9 66.2 103.6 109.2 38.2 42.7 of which: retail savings / deposits 180.1 189.0 31.2 31.0 144.4 153.0 4.4 4.9 of which: sweep deposits 40.2 45.5 40.2 45.5 0.0 0.0 0.0 0.0 of which: time deposits 279.0 227.9 166.3 138.2 45.0 33.8 30.6 24.7
Debt issued designated at fair value and long-term debt issued measured at
amortized cost
3
312.1 315.4 177.1 176.3 40.1 40.1 67.1 70.1
Trading liabilities 35.0 40.4 12.0 13.3 1.3 1.6 9.3 13.0
Derivatives and cash collateral payables on derivative instruments
239.6 236.6 189.9 184.1 6.8 5.5 26.3 27.8
Brokerage payables 41.3 43.9 30.9 32.7 0.6 0.7 2.2 2.6
Other financial liabilities measured at amortized cost

19.2 19.4 9.4 7.7 5.6 4.9 0.8 2.3
Other financial liabilities designated at fair value
33.3 36.1 9.3 9.5 0.0 0.1 4.3 4.8
Non-financial liabilities
24.1 24.8 13.3 14.5 3.2 3.0 3.1 3.3
Total liabilities 1,559.1 1,591.1 799.5 784.0 391.9 423.8 197.2 208.2
of which: Credit Suisse
4
462.5 502.7 190.8 197.8 163.3 189.8 61.4 67.3
1 Comparative-period information has been revised.

Refer to “Note 2 Accounting for the acquisition of

the Credit Suisse Group” in the “Consolidated financial

statements” section of this report for more information.

2 Short-term debt issued consists of certificates

of deposit, commercial paper,

acceptances and promissory notes,

and other money market

paper.

3 The classification of debt

issued measured at amortized cost into
short-term and long-term is based on original contractual maturity and therefore long-term debt also includes debt with a remaining time to maturity of less than one year. This classification does not consider any early
redemption features.

4 Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.
Off-balance sheet (30 September 2023

vs 30 June 2023)
Committed unconditionally revocable credit lines decreased by USD 9.6bn, mainly driven by a decrease in facilities provided

to

corporate

and

institutional

clients.

Forward

starting

reverse

repurchase

agreements

increased

by
USD 5.4bn, mainly

in Group

Treasury,

reflecting fluctuations

in levels

of business

division activity

in short-dated
securities financing transactions.
Off-balance sheet
As of % change from
USD bn
30.9.23 30.6.23
1
30.6.23
Guarantees
2,3

35.1

36.5

(4)
Loan commitments
2

91.5

92.8

(1)
Committed unconditionally revocable credit lines

159.0

168.6

(6)
Forward starting reverse repurchase agreements

10.4

5.0

110
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

2 Guarantees and loan commitments are shown net of sub-participations.

3 Includes guarantees measured at fair value through profit or loss.

UBS Group third quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Share information and earnings

per share

55
Share information and earnings per share
UBS Group AG

shares

are

listed

on

the

SIX

Swiss

Exchange

(SIX).

They

are

also

listed

on

the

New

York

Stock
Exchange (the NYSE) as global registered

shares. Each share has a

nominal value of USD 0.10 following a change
of the share

capital currency

of UBS Group AG

from the Swiss

franc to the

US dollar in

the second quarter

of 2023.
Shares issued were unchanged in the third quarter

of 2023 compared with the second quarter

of 2023.
We held 229m shares as of 30 September

2023, of which 121m shares had been

acquired under our 2022 share
repurchase program for cancellation

purposes. The remaining 108m

shares are primarily

held to hedge

our share
delivery obligations related to employee share-based

compensation and participation plans.
Treasury

shares

held

decreased by

5m

shares

in

the

third

quarter

of

2023.

This

mainly

reflected

the

delivery of
treasury shares under our share-based compensation

plans.
Shares acquired

under our

2022 program

totaled 121m

as of

30 September 2023

for a

total acquisition

cost of
USD 2,277m

(CHF 2,138m).

A

new,

two-year

share

repurchase

program

of

up

to

USD 6bn

was

approved

by
shareholders at the 2023 AGM.

However, we have temporarily

suspended repurchases under

the share repurchase
programs due to the acquisition of the Credit

Suisse Group.
›
Refer to the “Recent developments” section of this report for more information about the integration of Credit
Suisse
›
Refer to the “Equity, CET1 capital and returns” table in the “Group performance” section of this report for more
information about equity attributable to shareholders and tangible equity attributable to shareholders
As of or for the quarter ended As of or year-to-date
30.9.23 30.6.23
1
30.9.22 30.9.23 30.9.22
Basic and diluted earnings (USD m)
Net profit / (loss) attributable to shareholders for basic

EPS

(785)

28,992

1,733

29,235

5,977
Less: (profit) / loss on own equity derivative contracts

(1)

(4)

(1)

(2)

(4)
Net profit / (loss) attributable to shareholders for diluted

EPS

(786)

28,987

1,732

29,233

5,973
Weighted average shares outstanding
Weighted average shares outstanding for basic EPS
2

3,229,878,446

3,082,139,901

3,217,212,461

3,128,272,554

3,300,688,319
Effect of dilutive potential shares resulting from notional

employee shares, in-the-money
options and warrants outstanding
3

380,852
4

130,190,947

132,630,871

139,759,974

136,632,556
Weighted average shares outstanding for diluted EPS

3,230,259,298

3,212,330,848

3,349,843,332

3,268,032,528

3,437,320,875
Earnings per share (USD)
Basic

(0.24)

9.41

0.54

9.35

1.81
Diluted

(0.24)

9.02

0.52

8.95

1.74
Shares outstanding and potentially dilutive instruments
Shares issued

3,462,087,722

3,462,087,722

3,524,635,722

3,462,087,722

3,524,635,722
Treasury shares
5

228,822,625

234,314,998

342,282,123

228,822,625

342,282,123
of which: related to the 2021 share repurchase program

62,548,000

62,548,000
of which: related to the 2022 share repurchase program

120,506,008

120,506,008

157,608,950

120,506,008

157,608,950
Shares outstanding

3,233,265,097

3,227,772,724

3,182,353,599

3,233,265,097

3,182,353,599
Potentially dilutive instruments
6

160,925,793
4

7,790,755

7,284,942

8,518,394

6,281,940
Other key figures
Total book value per share (USD)

26.24

26.99

17.52

26.24

17.52
Tangible book value per share (USD)

23.94

24.64

15.57

23.94

15.57
Share price (USD)
7

24.77

20.20

14.67

24.77

14.67
Market capitalization (USD m)
8

85,768

69,932

51,694

85,768

51,694
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

2 The weighted average shares outstanding

for basic earnings per share (EPS) are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during
the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the timing of acquisitions and issuances during the period.

3 The weighted average number of shares
for notional

employee awards

with performance

conditions reflects

all potentially

dilutive shares

that are

expected to

vest under

the terms

of the

awards.

4 Due

to the

net loss

in the

third quarter

of 2023,
148,423,317 weighted average potential

shares from unvested notional

share awards were not

included in the calculation

of diluted EPS as

they were not dilutive

for the quarter ended

30 September 2023.

Such
shares are only taken into account for

the diluted EPS calculation when their conversion

to ordinary shares would decrease earnings

per share or increase the loss per

share, in accordance with IAS 33,

Earnings per
Share.

5 Based on a settlement date view.

6 Reflects potential shares that could dilute basic EPS in the future, but were not dilutive for any of the periods presented. It mainly includes equity-based awards subject to absolute and relative

performance conditions and

equity derivative contracts.

For the quarter

ended 30 September 2023

it also includes 148,423,317

weighted average potential

shares from unvested notional
share awards that were not included in the calculation of diluted EPS as they were not dilutive.

7 Represents the share price as listed on the SIX Swiss Exchange, translated to US dollars using the closing exchange rate as of the

respective date.

8 The calculation of

market capitalization has been

amended in the second quarter

of 2023 to reflect

total shares issued multiplied by

the share price at the

end of the period. The
calculation was previously based on total shares outstanding multiplied by the share price at the end of the period. Market capitalization has been increased by USD 5.0bn as of 30 September 2022 as a result.
Ticker symbols UBS Group AG Security identification codes
Trading exchange SIX / NYSE Bloomberg Reuters ISIN CH0244767585
SIX Swiss Exchange UBSG UBSG SW UBSG.S Valoren 24 476 758
New York Stock Exchange UBS UBS UN UBS.N CUSIP CINS H42097 10 7

UBS Group third quarter 2023 report |
Consolidated financial statements

Consolidated financial
statements
Unaudited
Table of contents
UBS Group AG interim consolidated financial statements
(unaudited)
57
Income statement
58
Statement of comprehensive income
59
Balance sheet
60
Statement of changes in equity
61
Statement of cash flows
62
1

Basis of accounting
64
2

Accounting for the acquisition of the Credit Suisse Group
72
3

Segment reporting
73
4

Net interest income
74
5

Net fee and commission income
74
6

Personnel expenses
74
7

General and administrative expenses
75
8

Expected credit loss measurement
83
9
Fair value measurement
90
10

Derivative instruments
91
11

Other assets and liabilities
92
12

Debt issued designated at fair value
92
13

Debt issued measured at amortized cost
93
14
Interest rate benchmark reform

15
Provisions and contingent liabilities

UBS Group third quarter 2023 report |
Consolidated financial statements | UBS

Group AG interim consolidated financial

statements (unaudited)

57
UBS Group AG interim consolidated financial
statements (unaudited)
Income statement
For the quarter ended Year-to-date
USD m Note 30.9.23 30.6.23
1
30.9.22 30.9.23 30.9.22
Interest income from financial instruments measured at

amortized cost and fair value through
other comprehensive income 4

10,128

7,057

3,078

21,962

7,602
Interest expense from financial instruments measured at

amortized cost
4

(9,082)

(5,880)

(1,758)

(18,777)

(3,610)
Net interest income from financial instruments measured

at fair value through profit or loss
and other 4

1,061

530

277

2,017

1,040
Net interest income 4

2,107

1,707

1,596

5,202

5,032
Other net income from financial instruments measured

at fair value through profit or loss

3,212

2,517

1,796

8,410

5,641
Fee and commission income 5

6,683

5,635

4,957

17,371

16,018
Fee and commission expense 5

(613)

(507)

(476)

(1,566)

(1,410)
Net fee and commission income 5

6,071

5,128

4,481

15,804

14,608
Other income

305

188

363

563

1,254
Total revenues

11,695

9,540

8,236

29,979

26,534
Negative goodwill 2

28,925

0

28,925

0
Credit loss expense / (release) 8

306

623

(3)

967

22
Personnel expenses 6

7,571

5,651

4,216

17,842

13,559
General and administrative expenses 7

3,124

1,968

1,192

7,157

3,769
Depreciation, amortization and impairment of non-financial

assets

950

866

508

2,341

1,517
Operating expenses

11,644

8,486

5,916

27,340

18,845
Operating profit / (loss) before tax

(255)

29,356

2,323

30,597

7,667
Tax expense / (benefit)

526

361

580

1,346

1,662
Net profit / (loss)

(781)

28,995

1,742

29,251

6,005
Net profit / (loss) attributable to non-controlling interests

4

3

9

15

28
Net profit / (loss) attributable to shareholders

(785)

28,992

1,733

29,235

5,977
Earnings per share (USD)
Basic

(0.24)

9.41

0.54

9.35

1.81
Diluted

(0.24)

9.02

0.52

8.95

1.74
1 Comparative-period information has been revised. Refer to Note 2 for more information.

UBS Group third quarter 2023 report |
Consolidated financial statements | UBS

Group AG interim consolidated financial

statements (unaudited)

58

Statement of comprehensive income
For the quarter ended Year-to-date
USD m 30.9.23 30.6.23
1
30.9.22 30.9.23 30.9.22
Comprehensive income attributable to shareholders
2
Net profit / (loss)

(785)

28,992

1,733

29,235

5,977
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax

(1,425)

754

(1,135)

(435)

(2,647)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax

806

(379)

475

300

1,135
Foreign currency translation differences on foreign operations reclassified to the income statement

2

(3)

24

(1)

32
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified

to
the income statement

0

(1)

(3)

(3)

(7)
Income tax relating to foreign currency translations, including the effect of net investment hedges

4

(4)

6

(2)

14
Subtotal foreign currency translation, net of tax

(615)

368

(633)

(141)

(1,473)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax

(2)

0

(3)

0

(445)
Net realized (gains) / losses reclassified to the income statement from equity

0

0

0

1

0
Reclassification of financial assets to Other financial assets measured at amortized cost
3

449
Income tax relating to net unrealized gains / (losses)

0

0

0

0

(3)
Subtotal financial assets measured at fair value through other comprehensive income, net of tax

(2)

0

(3)

0

0
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax

(1,198)

(1,314)

(2,053)

(2,126)

(5,816)
Net (gains) / losses reclassified to the income statement from equity

580

410

16

1,339

(370)
Income tax relating to cash flow hedges

92

130

373

91

1,168
Subtotal cash flow hedges, net of tax

(526)

(775)

(1,664)

(695)

(5,018)
Cost of hedging
Cost of hedging, before tax

(1)

11

17

5

114
Income tax relating to cost of hedging

0

0

(3)

0

(3)
Subtotal cost of hedging, net of tax

(1)

11

14

5

111
Total other comprehensive income that may be reclassified to the income statement, net of tax

(1,144)

(397)

(2,286)

(832)

(6,380)
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax

(62)

(17)

136

(54)

299
Income tax relating to defined benefit plans

(7)

(35)

42

(36)

33
Subtotal defined benefit plans, net of tax

(69)

(53)

177

(91)

332
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax

(715)

(473)

452

(1,119)

1,171
Income tax relating to own credit on financial liabilities designated at fair value

29

60

(116)

72

(142)
Subtotal own credit on financial liabilities designated at

fair value, net of tax

(686)

(413)

335

(1,047)

1,029
Total other comprehensive income that will not be reclassified to the income statement,

net of tax

(755)

(466)

513

(1,138)

1,361
Total other comprehensive income

(1,899)

(862)

(1,773)

(1,970)

(5,018)
Total comprehensive income attributable to shareholders

(2,684)

28,130

(40)

27,266

959
Comprehensive income attributable to non-controlling

interests
Net profit / (loss)

4

3

9

15

28
Total other comprehensive income that will not be reclassified to the income statement,

net of tax

(12)

(5)

(17)

(12)

(27)
Total comprehensive income attributable to non-controlling interests

(8)

(2)

(8)

4

1
Total comprehensive income
Net profit / (loss)

(781)

28,995

1,742

29,251

6,005
Other comprehensive income

(1,911)

(867)

(1,791)

(1,981)

(5,045)
of which: other comprehensive income that may be reclassified to the income statement

(1,144)

(397)

(2,286)

(832)

(6,380)
of which: other comprehensive income that will not be reclassified to the income statement

(767)

(470)

496

(1,150)

1,334
Total comprehensive income

(2,692)

28,128

(48)

27,269

960
1 Comparative-period information has been revised.

Refer to Note 2 for more information.

2 Refer to the “Group performance” section

of this report for more information.

3 Effective 1 April 2022, a portfolio
of assets previously classified as Financial assets measured at fair value through other comprehensive income was reclassified to Other financial assets measured at amortized cost. As a result, the related cumulative
fair value

losses of

USD 449m

before tax

and USD

333m after

tax, previously

recognized in

Other comprehensive

income, have

been removed

from equity

and adjusted

against the

value of

the assets

at the
reclassification date.

UBS Group third quarter 2023 report |
Consolidated financial statements | UBS

Group AG interim consolidated financial

statements (unaudited)

59

Balance sheet
USD m Note 30.9.23 30.6.23
1
31.12.22
Assets
Cash and balances at central banks

262,383

261,587

169,445
Amounts due from banks

21,334

24,392

14,792
Receivables from securities financing transactions measured at amortized cost

84,872

86,538

67,814
Cash collateral receivables on derivative instruments

10

55,606

54,314

35,032
Loans and advances to customers

8

624,885

645,785

387,220
Other financial assets measured at amortized cost

11

64,158

64,916

53,264
Total financial assets measured at amortized cost

1,113,238

1,137,531

727,568
Financial assets at fair value held for trading

9

142,888

157,171

107,866
of which: assets pledged as collateral that may be sold or repledged by counterparties

48,770

54,165

36,742
Derivative financial instruments 9, 10

194,661

185,949

150,108
Brokerage receivables

9

24,611

21,537

17,576
Financial assets at fair value not held for trading

9

112,256

118,605

59,796
Total financial assets measured at fair value through profit or loss

474,415

483,261

335,347
Financial assets measured at fair value through other comprehensive income

9

2,213

2,217

2,239
Investments in associates

2,715

2,691

1,101
Property, equipment and software

17,919

18,325

12,288
Goodwill and intangible assets

7,462

7,569

6,267
Deferred tax assets

10,469

10,342

9,389
Other non-financial assets

11

16,091

16,919

10,166
Total assets

1,644,522

1,678,856

1,104,364
of which: Credit Suisse 2

559,424

598,379
Liabilities
Amounts due to banks

68,461

99,167

11,596
Payables from securities financing transactions measured at amortized cost

14,954

22,297

4,202
Cash collateral payables on derivative instruments

10

41,546

41,416

36,436
Customer deposits

733,071

712,546

525,051
Debt issued measured at amortized cost

13

224,025

230,857

114,621
Other financial liabilities measured at amortized cost

11

19,211

19,403

9,575
Total financial liabilities measured at amortized cost

1,101,268

1,125,687

701,481
Financial liabilities at fair value held for trading

9

34,989

40,364

29,515
Derivative financial instruments 9, 10

198,019

195,182

154,906
Brokerage payables designated at fair value

9

41,313

43,852

45,085
Debt issued designated at fair value 9, 12

126,135

125,050

73,638
Other financial liabilities designated at fair value 9, 11

33,284

36,122

30,237
Total financial liabilities measured at fair value through profit or loss

433,739

440,569

333,381
Provisions and contingent liabilities

15

11,515

12,951

3,243
Other non-financial liabilities

11

12,603

11,896

9,040
Total liabilities

1,559,125

1,591,104

1,047,146
of which: Credit Suisse
2
2

462,491

502,702
Equity
Share capital

346

346

304
Share premium

12,858

12,521

13,546
Treasury shares

(4,122)

(4,208)

(6,874)
Retained earnings

76,726

78,297

50,004
Other comprehensive income recognized directly in equity, net of tax

(953)

161

(103)
Equity attributable to shareholders

84,856

87,116

56,876
Equity attributable to non-controlling interests

542

636

342
Total equity

85,398

87,752

57,218
Total liabilities and equity

1,644,522

1,678,856

1,104,364
1 Comparative-period information has been revised. Refer to Note 2 for more information.

2 Excludes USD 55.7bn (30 June 2023: USD 52.9bn) of debt instruments previously issued by Credit Suisse Group AG

and
transferred to UBS Group AG as part of the acquisition of the Credit Suisse Group.

UBS Group third quarter 2023 report |
Consolidated financial statements | UBS

Group AG interim consolidated financial

statements (unaudited)

60

Statement of changes in equity
USD m
Share
capital and
share
premium
Treasury
shares
Retained
earnings
OCI
recognized
directly in
equity,
net of tax
1
of which:
foreign
currency
translation
of which:
cash flow
hedges
Total equity
attributable to
shareholders
Balance as of 1 January 2023
2

13,850

(6,874)

50,004

(103)

4,128

(4,234)

56,876
Purchase price consideration, before consideration of share-based compensation awards
3

619

2,928

3,547
Impact of share-based compensation awards
3

162

162
Impact of the settlement of pre-existing relationships
3

(61)

(61)
Acquisition of treasury shares

(2,353)
4

(2,353)
Delivery of treasury shares under share-based compensation

plans

(856)

946

91
Other disposal of treasury shares

6

177
4

182
Cancellation of treasury shares related to the 2021

share repurchase program
5

(561)

1,115

(554)

0
Share-based compensation expensed in the income statement

791

791
Tax (expense) / benefit

7

7
Dividends

(839)
6

(839)
6

(1,679)
Equity classified as obligation to purchase own shares

21

21
Translation effects recognized directly in retained earnings

18

(18)

(18)

0
Share of changes in retained earnings of associates and

joint ventures

(1)

(1)
New consolidations / (deconsolidations) and other increases

/ (decreases)

2

1

3
Total comprehensive income for the period

28,097

(832)

(141)

(695)

27,266
of which: net profit / (loss)

29,235

29,235
of which: OCI, net of tax

(1,138)

(832)

(141)

(695)

(1,970)
Balance as of 30 September 2023
2

13,204

(4,122)

76,726

(953)

3,987

(4,947)

84,856
Non-controlling interests as of 30 September 2023

542
7
Total equity as of 30 September 2023

85,398
Balance as of 1 January 2022
2

16,250

(4,675)

43,851

5,236

4,653

628

60,662
Acquisition of treasury shares

(4,944)
4

(4,944)
Delivery of treasury shares under share-based compensation

plans

(761)

857

96
Other disposal of treasury shares

(2)

124
4

123
Cancellation of treasury shares related to the 2021

share repurchase program

(1,520)

3,022

(1,502)

0
Share-based compensation expensed in the income statement

544

544
Tax (expense) / benefit

12

12
Dividends

(834)
6

(834)
6

(1,668)
Equity classified as obligation to purchase own shares

(31)

(31)
Translation effects recognized directly in retained earnings

(44)

44

44

0
Share of changes in retained earnings of associates and

joint ventures

0

0
New consolidations / (deconsolidations) and other increases

/ (decreases)

4

3

(3)

4
Total comprehensive income for the period

7,338

(6,380)

(1,473)

(5,018)

959
of which: net profit / (loss)

5,977

5,977
of which: OCI, net of tax

1,361

(6,380)

(1,473)

(5,018)

(5,018)
Balance as of 30 September 2022
2

13,663

(5,617)

48,813

(1,103)

3,180

(4,346)

55,756
Non-controlling interests as of 30 September 2022

330
Total equity as of 30 September 2022

56,087
1 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.

2 Excludes non-controlling interests.

3 Refer to Note 2 for more information.

4 Includes treasury shares acquired and disposed of by

the Investment Bank in its capacity as

a market maker with regard to UBS shares and related derivatives, and to hedge certain issued structured debt instruments.
These acquisitions and disposals are reported based on the sum of the net monthly movements.

5 Reflects the cancellation of 62,548,000 shares purchased under UBS’s 2021 share repurchase program as approved by shareholders at the 2023 Annual General Meeting. Swiss tax law requires

Switzerland-domiciled companies with shares listed on a Swiss stock exchange to reduce capital contribution reserves by at least 50% of
the total capital reduction amount

exceeding the nominal value

upon cancellation of the shares.

6 Reflects the payment of an

ordinary cash dividend of USD 0.55

per dividend-bearing share in April

2023 (2022:
USD 0.50 per dividend-bearing share

paid in April 2022).

Swiss tax law requires

Switzerland-domiciled companies with shares

listed on a Swiss

stock exchange to pay

no more than 50%

of dividends from capital
contribution reserves, with the remainder required to be paid from retained earnings.

7 Includes an increase of USD 285m in the second quarter of 2023 due to the acquisition of the Credit Suisse Group.

UBS Group third quarter 2023 report |
Consolidated financial statements | UBS

Group AG interim consolidated financial

statements (unaudited)

61

Statement of cash flows
Year-to-date
USD m 30.9.23 30.9.22
Cash flow from / (used in) operating activities
Net profit / (loss)

29,251

6,005
Non-cash items included in net profit and other adjustments:
Depreciation, amortization and impairment of non-financial

assets

2,341

1,517
Credit loss expense / (release)

967

22
Share of net (profit) / loss of associates and joint ventures and impairment related to associates

(118)

(31)
Deferred tax expense / (benefit)

(152)

563
Net loss / (gain) from investing activities

26

(889)
Net loss / (gain) from financing activities

(1,921)

(22,611)
Negative goodwill
1

(28,925)
Other net adjustments

3,496

14,766
Net change in operating assets and liabilities:
2
Amounts due from banks and amounts due to banks

4,813

1,808
Securities financing transactions measured at amortized cost

6,307

5,347
Cash collateral on derivative instruments

(5,826)

(5,313)
Loans and advances to customers and customer deposits

43,632

(15,899)
Financial assets and liabilities at fair value held for trading and derivative financial instruments

(8,521)

22,996
Brokerage receivables and payables

(10,517)

3,243
Financial assets at fair value not held for trading and other financial assets and liabilities

13,185

4,448
Provisions and other non-financial assets and liabilities

1,637

313
Income taxes paid, net of refunds

(1,544)

(1,284)
Net cash flow from / (used in) operating activities

48,131

15,000
Cash flow from / (used in) investing activities
Cash and cash equivalents acquired on acquisition of Credit Suisse
1

108,510
Purchase of subsidiaries, associates and intangible assets

(1)

0
Disposal of subsidiaries, associates and intangible assets

47

1,682
Purchase of property, equipment and software

(1,227)

(1,181)
Disposal of property, equipment and software

63

9
Net (purchase) / redemption of financial assets measured

at fair value through other comprehensive income

25

(724)
Purchase of debt securities measured at amortized cost

(11,632)

(16,881)
Disposal and redemption of debt securities measured at amortized cost

7,227

8,653
Net cash flow from / (used in) investing activities

103,013

(8,443)
Cash flow from / (used in) financing activities
Repayment of Swiss National Bank funding

(56,516)
Net issuance (repayment) of short-term debt measured at amortized cost

3,084

(16,249)
Net movements in treasury shares and own equity derivative

activity

(2,100)

(4,745)
Distributions paid on UBS shares

(1,679)

(1,668)
Issuance of debt designated at fair value and long-term debt measured at amortized cost

88,028

68,389
Repayment of debt designated at fair value and long-term debt measured at amortized cost

(82,904)

(54,184)
Net cash flows from other financing activities

(481)

(481)
Net cash flow from / (used in) financing activities

(52,568)

(8,939)
Total cash flow
Cash and cash equivalents at the beginning of the period

195,321

207,875
Net cash flow from / (used in) operating, investing and financing activities

98,576

(2,382)
Effects of exchange rate differences on cash and cash equivalents

(1,497)

(15,788)
Cash and cash equivalents at the end of the period
3

292,400

189,707
of which: cash and balances at central banks
4

262,304

166,306
of which: amounts due from banks
4

18,961

13,469
of which: money market paper
4,5

11,135

9,932
Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash

30,680

10,189
Interest paid in cash

23,541

5,028
Dividends on equity investments, investment funds and associates received in cash
6

1,867

1,556
1 Refer to Note 2 for more information about

the acquisition of the Credit Suisse Group.

2 Movements in this section exclude foreign

currency translation and foreign exchange effects,

which are presented within
the Other net

adjustments line.

3 USD 6,194m

and USD 3,855m

of cash and

cash equivalents (mainly

reflected in Amounts

due from banks)

were restricted as

of 30 September 2023

and 30 September

2022,
respectively. Refer to

“Note 22 Restricted and

transferred financial assets” in

the “Consolidated financial

statements” section of the

Annual Report 2022

for more information. Cash

and cash equivalents

as of 30
September 2023 includes USD 109,098m related to Credit Suisse.

4 Includes only balances with an original maturity of three months or less.

5 Money market paper is included on the balance sheet under Financial assets at fair value

not held for trading

(30 September 2023: USD

10,158m; 30 September 2022:

USD 3,898m), Other financial

assets measured at amortized

cost (30 September 2023:

USD 393m; 30 September
2022: USD 5,943m), and Financial assets at fair value held for trading (30 September 2023: USD 583m; 30 September 2022: USD 91m).

6 Includes dividends received from associates reported within Net cash flow from / (used in) investing activities.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

62
Notes to the UBS Group AG interim consolidated
financial statements (unaudited)
Note 1

Basis of accounting
Basis of preparation
The consolidated

financial statements

(the financial

statements) of

UBS Group AG and

its subsidiaries

(together,
UBS or the Group) are prepared in accordance with International

Financial Reporting Standards (IFRS), as issued by
the International Accounting Standards

Board (the IASB),

and are presented

in US dollars.

These interim financial
statements are prepared in accordance with

IAS 34,
Interim Financial Reporting
.
In preparing

these interim financial

statements, the same

accounting policies and

methods of

computation have
been applied as in the

UBS Group AG consolidated annual

financial statements for

the period ended 31 December
2022, except for the changes described in this

Note and Note 2, which set out

the accounting for the acquisition
of the

Credit Suisse

Group. These

interim financial

statements are

unaudited and

should be

read in

conjunction
with UBS Group AG’s

audited consolidated

financial statements

in the Annual

Report 2022 and

the “Management
report”

sections of

this

report, including

the disclosures

in

under

“Integration of

Credit

Suisse”

in

the

“Recent
developments” section of

this report. In

the opinion of

management, all necessary adjustments

have been made
for a fair presentation of the Group’s financial

position, results of operations and

cash flows.
Preparation of

these interim financial

statements requires management

to make

estimates and

assumptions that
affect

the

reported

amounts

of

assets,

liabilities,

income,

expenses

and

disclosures

of

contingent

assets

and
liabilities. These estimates

and assumptions are

based on the

best available information.

Actual results in

the future
could differ

from such

estimates and

differences may

be material

to the

financial statements.

Revisions to

estimates,
based on regular

reviews, are recognized

in the period

in which they

occur. For more

information about areas of
estimation uncertainty that are considered

to require critical judgment, refer to this

Note and Note 2 in this report,
as well as “Note

1a Material accounting

policies” in the

“Consolidated financial

statements” section of

the Annual
Report 2022.
IFRS 17, Insurance Contracts
Effective

from

1 January

2023,

UBS

has

adopted

IFRS

17,
Insurance

Contracts
,

which

sets

out

the

accounting
requirements

for

contractual

rights

and

obligations

that

arise

from

insurance

contracts

issued

and

reinsurance
contracts held. The adoption has had no material

effect on the Group’s financial statements.
Amendments to IAS 12 , Income Taxes
In May

2023, the

IASB issued

amendments to

IAS 12,
Income Taxes
, whereby,

under an

exception, deferred

tax
assets (DTAs)

and deferred

tax liabilities

(DTLs) will

not be

recognized in

respect of

top-up tax

on income

under
Global Anti-Base Erosion

Rules that is

imposed under tax

law that is enacted

or substantively enacted

to implement
the

Pillar Two

model

rules

published

by

the

Organisation

for

Economic

Co-operation

and

Development.

This
exception applies

immediately upon

the issuance

of the

amendments and

it is,

therefore, potentially

relevant to
these financial statements and subsequent financial statements. Although countries are starting to implement the rules, the Group did

not have any DTAs

or DTLs on 30 September

2023 that had not

been recognized as a

result
of the application of this exception. The exception is expected to be removed by the IASB in due course, although the timing of

that has not

been specified. The

amendments also

introduced new

disclosure requirements

in relation
to top-up tax, which will first apply to the

Group’s financial statements for the year ended

31 December 2023.
Other amendments to IFRS
Effective

from

1 January

2023,

UBS

has

adopted

a

number

of

minor

amendments to

IFRS,

which

have

had

no
significant effect on the Group.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

63
Note 1

Basis of accounting (continued)
Incremental accounting policies related to

the transactions and activities associated

with the
acquisition of the Credit Suisse Group
Business combinations
UBS has determined that

the acquisition of the

Credit Suisse Group constitutes

a business combination

under IFRS.
As per

“Note 1a

Material accounting policies,

item 1

Consolidation” in

the “Consolidated financial

statements”
section of the Annual Report 2022, business

combinations are accounted for using the acquisition method.

Under
this method, any excess of the acquisition-date amounts of the identifiable net assets acquired over the fair value
of the consideration

transferred results in

a negative goodwill

that is recognized

in the income

statement on the
date of the acquisition, with

transaction costs expensed as

incurred.

As required by IFRS 3,
Business Combinations
,
provisional amounts of

identifiable assets acquired,

liabilities assumed and

purchase consideration determined as
of the

acquisition date

may be

subject to

adjustments within

a maximum

of one

year from

the acquisition

date
(referred to in this report as measurement period adjustments).

Allowances and provisions for expected credit

losses
The Group’s material accounting policies in respect of allowances and provisions for expected credit losses are set out in “Note 1a Material accounting policies, item 2g Allowances and provisions for expected credit losses” in the
“Consolidated financial statements” section of the Annual Report

2022. Financial instruments acquired through a
business combination

that are

not classified

by the

Group

at fair

value through

profit

or loss

are

subject to

the
IFRS 9 expected credit loss (ECL)

requirements. At the date of acquisition,

financial instruments within

the scope of
the ECL requirements that are determined to be credit impaired are treated as purchased credit-impaired financial instruments,

with all

other financial

instruments that

are not

credit impaired

treated as

stage 1 financial

instruments
on

the basis

that there

has not

been

a

significant increase

in credit

risk

(an SICR)

since their

initial recognition.
Consistent with the requirements

of IFRS 3 and IFRS 9,

immediately after the application

of the acquisition method
to the

business combination,

financial instruments that

are not

credit impaired

are classified

as stage 1

financial
instruments and a maximum 12-month ECL

is recognized, resulting in

a carrying amount below their

acquisition-
date fair value.

Significant increase in credit risk
For the purpose

of the 30-days-past-due

backstop applied for

the determination of

an SICR for loans

that were not
30 days

past due

on the

date of

acquisition, days

past due

are determined

by counting

the number

of days

for
which the contractual payments have not

been received since the acquisition date.

Financial instruments with

counterparties on a

watch list as

of the

date of a

business combination are

treated as
stage 1, on the

basis that there

has not been

an SICR since

their initial recognition.

However, remaining on

a watch
list for more than

90 days since the

first reporting period

following the date

of a business combination

is treated as
an indication of a prolonged deterioration

of credit quality and therefore considered

to be an SICR trigger.
Default and credit impairment
For the purpose of the 90-days-past-due backstop applied for the determination of whether default has occurred,
days past

due are

determined by

counting the

number of

days since

the earliest

elapsed due

date in

respect of
which material payments

of interest,

principal or

fees have not

been received,

even if

that date

was prior

to the
acquisition date.
Goodwill and other separately identifiable

intangible assets

The Group’s material accounting policies in respect of the

accounting of goodwill are set out in “Note 1a Material
accounting policies,

item

8

Goodwill” in

the “Consolidated

financial statements”

section

of the

Annual Report
2022.

Separately from

goodwill, UBS

recognizes identifiable

intangible assets

acquired in

a

business

combination that
were not previously recognized in the financial statements

of the acquiree. Amortization of these intangible assets
is recognized on a straight-line basis over their estimated useful life. These assets are tested for impairment at the appropriate cash-generating unit level.
Negative

goodwill,

generally

determined

based

on

the

difference

between

the

provisional

fair

values

for

the
identifiable

assets

acquired

and

liabilities

assumed

and

consideration

transferred,

is

recognized

in

the

income
statement on the acquisition date.
›
Refer to Note 2 for more information

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

64
Note 1

Basis of accounting (continued)
Contingent liabilities recognized in a business

combination
Contingent liabilities recognized in a

business combination are initially measured at

fair value. Subsequently,

they
are measured at

the amount that would be

recognized in accordance

with the requirements for

provisions as set
out in IAS 37,
Provisions, Contingent Liabilities and Contingent Assets
, floored at the

amount attributed on initial
recognition, until the contingency is resolved.
Currency translation rates
The

table

below

shows

the

rates

of

the

main

currencies

used

to

translate

the

financial

information

of

UBS’s
operations with a functional currency other

than the US dollar into US dollars.

Closing exchange rate Average rate
1
As of For the quarter ended Year-to-date
30.9.23 30.6.23 31.12.22 30.9.22 30.9.23 30.6.23 30.9.22 30.9.23 30.9.22
1 CHF

1.09

1.12

1.08

1.01

1.12

1.11

1.03

1.11

1.05
1 EUR

1.06

1.09

1.07

0.98

1.08

1.09

0.99

1.08

1.05
1 GBP

1.22

1.27

1.21

1.12

1.26

1.27

1.16

1.25

1.24
100 JPY

0.67

0.69

0.76

0.69

0.69

0.71

0.72

0.71

0.78
1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates.

Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all operations of the Group with the same functional currency for each month. Accordingly, the weighted average rates for the second and third quarter of 2023 and first nine

months of 2023 consider income and expenses

from Credit Suisse’s operations

generated since its acquisition by UBS.

Weighted average rates for individual

business divisions
may deviate from the weighted average rates for the Group.
Note 2

Accounting for the acquisition of the Credit

Suisse Group
The transaction
On 12 June

2023, UBS Group AG

acquired Credit

Suisse Group AG,

succeeding by

operation of

Swiss law

to all
assets and liabilities of Credit Suisse Group AG, and became the direct or indirect shareholder of all of the

former
direct and indirect subsidiaries of Credit Suisse

Group AG (the Transaction).
The acquisition followed a

request from the Swiss

Federal Department of Finance,

the Swiss National Bank

and the
Swiss Financial

Market Supervisory

Authority (FINMA)

to both

firms to

duly consider

the Transaction

in order

to
restore necessary

confidence

in the

stability of

the Swiss

economy and

banking system

and to

serve the

best interests
of

the

shareholders

and

stakeholders

of

UBS

and

Credit

Suisse.

The

firms

subsequently

entered

into

a

merger
agreement on 19 March 2023.
Upon the completion of the Transaction, each outstanding, registered Credit Suisse Group AG share converted to
the right

to receive,

subject to

the payment

of certain

fees to

the Credit

Suisse Depositary

in the

case of

Credit
Suisse American depositary

shares (ADS),

a merger

consideration consisting of

1/22.48 UBS Group AG shares.

In
aggregate, Credit Suisse

Group AG shareholders received 5.1%

of the

outstanding UBS Group AG shares on

the
acquisition date, with a purchase price of USD

3.7bn.
For further

information about

the acquisition

of the

Credit Suisse

Group, refer

to the

“Management report”

sections
of

this

report,

including

the

disclosures

in

under

“Integration

of

Credit

Suisse”

in

the

“Recent

developments”
section.
The accounting principles – conversion from

US GAAP to IFRS of Credit Suisse Group

and IFRS 3
purchase price allocation

As set out

in Note 1,

the acquisition of the

Credit Suisse Group

constitutes a business combination under

IFRS 3,
Business Combinations
, and is required to be accounted for

by applying the acquisition method of accounting.
As part

of the

acquisition method

of accounting,

the assets

and liabilities

of the

Credit Suisse

Group have

been
converted from US generally accepted accounting principles (GAAP)

to IFRS. The most material conversion impact
arose from the

different derivative

netting rules,

resulting in

an increase

in
Total assets

of USD 70bn,

with no

impact
on
Equity
. Other

conversion adjustments

arose from

the removal

of the

Swiss pension

surplus and

the different
methods used to calculate expected credit losses.
›
Refer to Note 8 for more information about the expected credit losses recognized as an additional measurement adjustment following the acquisition date

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

65
Note 2

Accounting for the acquisition of the Credit

Suisse Group (continued)
Remeasurement of assets, liabilities and off-balance

sheet arrangements at acquisition

date as part of
the IFRS 3 purchase price allocation
Financial instruments
In addition, the financial assets and liabilities of

the Credit Suisse Group

have been remeasured to fair value

as of
the acquisition date, resulting

in the provisional fair values

disclosed below, with negative fair

value adjustments of
USD 14.7bn, including USD

4.3bn (USD 2.3bn provisionally reported

in the second quarter

of 2023) recognized on
financial instruments

that are classified

at fair value

through profit or

loss and fair

value adjustments

of USD 10.4bn
(USD 12.4bn provisionally

reported in

the second

quarter of

2023) recognized

on financial

instruments at

amortized
cost and off-balance sheet commitments and guarantees.

In particular, material fair value adjustments have been made regarding the Credit Suisse Group lending portfolio, including mortgages and

corporate lending, to

bring the

financial instruments from

amortized cost to

fair value.
Fair value

adjustments

applied to

amortized-cost

financial

instruments

and lending

arrangements

that are

fair valued
through profit or loss will generally accrete to par over their expected lives through
Interest income from financial
instruments measured at amortized

cost and fair value through other

comprehensive income
,
Fee and commission
income

and
Other net

income from

financial instruments

measured at

fair value

through profit

or loss

in the

income
statement if the instruments continue to be

held.

›
Refer to Note 9 for more information
Adjustments have also been made to other asset and liability categories, with new intangible assets of USD 0.9bn
and

additional

litigation

provisions

and

contingent

liabilities

of

USD 4.5bn

recognized

as

detailed

below.
Furthermore, Credit Suisse Group goodwill has been derecognized, the fair value of internally generated software has been marked down considering

how other market participants would value

acquired software, and real estate
held and leased has been revalued.

With the acquisition

date of

12 June 2023,

for convenience

the Credit

Suisse Group

was consolidated

from 31 May
2023,

as

the

impact

of

transactions

and

activities

in

the

period

from

31 May

2023

to

12 June

2023

on

the
consolidated financial statements was

not material.
Intangible assets
Included in
Intangible assets

is a

fair value of

USD 0.9bn for core

deposits and customer

relationship intangibles,
which

were

recognized

as part

of

the

acquisition of

the

Credit

Suisse

Group.

These

assets

were

not

previously
recognized in

the financial

statements of

the Credit

Suisse Group.

The fair

value of

the core

deposits intangible
asset was determined using the

after-tax cost savings

method under the income approach.

After-tax cost

savings
were estimated by comparing the cost of

the existing deposits (including the

cost of maintaining them) to the

cost
of obtaining alternative funds from a

mix of diversified funding sources available to

market participants. The core
deposits intangible asset represents the present value

of the after-tax cost savings expected to be realized over

the
remaining useful life

of the deposits.

The fair value

of the customer

relationship intangible asset

was determined
using the

multi-period excess

earnings method

(an income-based

valuation methodology),

by discounting

estimated
after-tax

excess

earnings

attributable

to

existing

customer

relationships

over

their

remaining

useful

lives.

Both
intangible asset

valuations include

assumptions consistent

with how

a market

participant

would estimate

fair values,
such as

growth and

attrition rates

and projected

fee and

interest income,

as well

as related

costs to

service the
relationships and deposits, and discount rates.

Also included in
Intangible assets

are mortgage-servicing rights (MSRs) of USD 0.4bn, which represent the right to
perform specified

mortgage-servicing activities

on behalf

of third

parties, generating

income through

servicing fees.
The MSRs were valued using a discounted cash

flow model.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

66
Note 2

Accounting for the acquisition of the Credit

Suisse Group (continued)
Additional provisions and contingent liabilities
Included

in
Provisions

and

contingent

liabilities

is

USD 4.5bn

for

additional

litigation

provisions

and

contingent
liabilities,

which

includes

USD 1.5bn

for

litigation

provisions,

in

addition

to

the

existing

USD 1.3bn

provision
previously recorded by the

Credit Suisse Group, and

USD 3bn contingent liabilities

for certain obligations

in respect
of litigation,

regulatory and

similar matters

identified in

the purchase

price allocation.

The timing

and actual

amount
of outflows

associated with

litigation matters

are

uncertain. UBS

continues to

assess the

development of

these
obligations and the amount and timing of potential outflows. In addition, UBS has also recognized USD 4.5bn for fair value adjustments on acquired loan commitments and guarantees recognized under IFRS as a consequence of
the acquisition, of which USD 2.3bn (USD 4.3bn provisionally reported in the second quarter

of 2023) is included
in
Provisions and contingent liabilities

and USD 2.2bn (USD 0.2bn

provisionally reported in

the second quarter

of
2023) is included as fair value loan commitments

within
Derivative financial instruments

liabilities.
›
Refer to “IFRS 3 measurement period adjustments for the acquisition of the Credit Suisse Group” in this Note
›
Refer to Note 15 for more information

Determination of the purchase price consideration
Measure
Credit Suisse Group ordinary shares outstanding, 12

June 2023
Number of shares (m)

3,949
Exchange ratio (1 to 22.48) Ratio 0.04
UBS ordinary shares Number of shares (m)

176
UBS ordinary share price CHF 18.35
Purchase price consideration, before consideration of share-based compensation awards
CHF m

3,223
Purchase price consideration, before consideration of share-based compensation awards using exchange rate of 1.10
1
USD m

3,547
Impact of share-based compensation awards
2
USD m

162
Purchase price consideration, after consideration of share-based compensation awards USD m

3,710
Settlement of pre-existing relationships USD m

135
Provisional purchase price consideration, after consideration of pre-existing relationships USD m

3,845
Net cash and cash equivalents acquired with the Credit Suisse

Group (included in cash flows from investing activities)
USD m

108,510
of which: cash and balances at central banks USD m

93,012
of which: amounts due from banks USD m

12,601
of which: money market paper USD m

2,897
1 The purchase

price consideration is

reflected as a

reduction to treasury

shares of the

Group at their

weighted average cost,

with the difference

between the fair

value of UBS

shares on the

closing date and the
weighted average cost

of treasury shares

in the UBS

Group balance

sheet on closing

date taken

as an adjustment

to share premium.

As of 12

June 2023,

this resulted in

a total purchase

price of

approximately
USD 3.7bn, based on the UBS

Group AG share price

on 12 June 2023

and before considering the

effect of pre-existing relationships.

2 Represents the value

of share-based compensation awards

outstanding to
Credit Suisse employees attributable to the service period completed on the date of acquisition.
Determination of negative goodwill
The

acquisition

of

the

Credit

Suisse

Group

on

12 June

2023

resulted

in

provisional

negative

goodwill

of
USD 28.9bn. The

negative goodwill

represents

the difference

between the

fair values

for the

identifiable assets
acquired

and liabilities

assumed, except

for amounts

related

to leases

and employee

benefits, which

have been
determined by

applying the

requirements in

IFRS 16 and

IAS 19, respectively,

and consideration

transferred. The
negative

goodwill

has

been

recognized

as

of

the

acquisition

date

in

the

income

statement

on

a

separate

line,
Negative goodwill,

following the

requirements in

IFRS 3. The

pre-tax gain

arising from

negative goodwill

on the
acquisition of the Credit Suisse Group did not result in any tax expense.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

67
Note 2

Accounting for the acquisition of the Credit

Suisse Group (continued)
IFRS 3

measurement period

adjustments in

the third

quarter of

2023 for

the acquisition

of the

Credit
Suisse Group
The

acquisition

of

Credit

Suisse AG

was

made

without

the

ordinary

due

diligence

procedures

and

outside

the
conventional time

frame for

an acquisition

of this

scale and

nature. As

such, complete

information about

all relevant
facts and circumstances

of the

acquisition date

were not

practically available to

UBS at

the time

when the

initial
acquisition accounting

was applied

for the

purpose of

the UBS

Group second

quarter 2023

report, with

the amounts
that

form

part

of

the

business

combination

accounting

therefore

considered

provisional

and

subject

to

further
measurement period

adjustments if

new information

about facts

and circumstances

existing on

the date

of the
acquisition is obtained within one year from

the acquisition date.
IFRS 9 reclassification of

certain loans and off-balance

sheet loan commitments

held by the newly

established Non-
core and Legacy business division to measured

at fair value through profit or loss

In the

third quarter

of 2023,

the management

of UBS

determined that

it intended

to sell

certain loans

and off-
balance sheet

loan commitments

held by the

newly created

Non-core and Legacy

business division.

Decisions about
whether to

hold loans

to collect

contractual cash

flows or

to sell

them affect

the business

model for

managing
certain financial assets

and, consequently,

their classification and

measurement in accordance

with IFRS 9. These
measurement

period

adjustments

reflect

facts

and

circumstances

as

of

the

acquisition

date

that

have

been
determined

subsequently,

considering

the

time

needed

to

assess

the

risks,

valuations

and

ability

to

sell

certain
financial assets.

As a

consequence, the

classification and

measurement adjustments

are accounted

for under

IFRS 3,
with previously reported financial information revised as of the acquisition date.
The application

of measurement

period adjustments

to the

accounting for

the acquisition

of the

Credit Suisse

Group
resulted in

USD 6bn of

loans and

advances to

customers previously

reported in

the UBS

Group second

quarter 2023
report as accounted for on an amortized-cost

basis to be reclassified to financial

assets measured at fair value held
for trading,

and loan

commitments with

a notional

value of

USD 27.5bn and

a corresponding

fair value

of USD 2bn,
not measured at fair value, to be reclassified to derivative loan commitments measured at fair value through profit
or loss. As a consequence of the classification and

measurement adjustments, USD 117m stage 1 and 2 expected
credit losses have

been reversed from

the income statement

and, accordingly, a

USD 117m increase in

net profit
has been recognized

in the second

quarter of 2023.

The measurement

period adjustments

had no further

effect on
the net assets as of the acquisition date and

no impact on provisional negative

goodwill.
Effect of measurement

period adjustments on

the acquisition date

balance sheet made

in the third

quarter of 2023
The table below sets out the identifiable net assets attributable to the acquisition of the Credit Suisse Group as of the acquisition date and includes the

effects of measurement period adjustments on

the acquisition date balance
sheet, made in the third quarter 2023, detailed above.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

68
Note 2

Accounting for the acquisition of the Credit

Suisse Group (continued)
USD m
Purchase price consideration, after consideration of share-based compensation awards

3,710
Credit Suisse Group net identifiable assets on the acquisition date
Assets
As previously
reported
Measurement period
adjustment Revised
Cash and balances at central banks

93,012

93,012
Amounts due from banks

13,590

13,590
Receivables from securities financing transactions measured at amortized cost

26,194

26,194
Cash collateral receivables on derivative instruments

20,878

20,878
Loans and advances to customers

261,839

(6,292)

255,547
Other financial assets measured at amortized cost

13,440

(12)

13,428
Total financial assets measured at amortized cost
1

428,954

(6,304)

422,650
Financial assets at fair value held for trading

35,046

6,304

41,350
Derivative financial instruments

62,162

62,162
Brokerage receivables

366

366
Financial assets at fair value not held for trading

61,305

61,305
Total financial assets measured at fair value through profit or loss

158,879

6,304

165,183
Financial assets measured at fair value through other comprehensive income
1

0

0
Investments in associates

1,657

1,657
Property, equipment and software

6,055

6,055
Intangible assets

1,287

1,287
Deferred tax assets

942

942
Other non-financial assets

6,892

6,892
Total assets

604,667

604,667
Liabilities
Amounts due to banks

107,617

107,617
Payables from securities financing transactions measured at amortized cost

11,911

11,911
Cash collateral payables on derivative instruments

10,939

10,939
Customer deposits

183,119

183,119
Debt issued measured at amortized cost

110,491

110,491
Other financial liabilities measured at amortized cost

7,992

7,992
Total financial liabilities measured at amortized cost

432,070

432,070
Financial liabilities at fair value held for trading

5,711

5,711
Derivative financial instruments

66,091

2,038

68,129
Brokerage payables designated at fair value

316

316
Debt issued designated at fair value

44,909

44,909
Other financial liabilities designated at fair value

7,574

7,574
Total financial liabilities measured at fair value through profit or loss

124,601

2,038

126,639
Provisions and contingent liabilities

11,052

(1,982)

9,070
Other non-financial liabilities

3,888

(56)

3,832
Total liabilities

571,611

571,611
Non-controlling interests

(285)

(285)
Fair value of net assets acquired

32,771

32,771
Settlement of pre-existing relationships

135

135
Provisional negative goodwill resulting from the acquisition

28,925

28,925
1 Refer to Note 8 for information about credit quality of financial assets, including purchased credit-impaired positions.
The tables below set out the consequential impact of the measurement period adjustments detailed above on the previously reported income statement for the quarter ended 30 June 2023, the balance sheet as of 30 June 2023
and the statement

of cash flows for

the six months ended

30 June 2023, as

well as the off-balance

sheet effects

as
of 30 June 2023.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

69
Note 2

Accounting for the acquisition of the Credit

Suisse Group (continued)
Effect of the measurement period adjustments on the income statement for the quarter ended 30 June 2023
For the quarter ended 30 June 2023
USD m
As previously
reported
Measurement
period adjustment Revised
Net interest income

1,713

(7)

1,707
Other net income from financial instruments measured

at fair value through profit or loss

2,463

55

2,517
Net fee and commission income

5,175

(48)

5,128
Other income

188

188
Total revenues

9,540

9,540
Negative goodwill

28,925

28,925
Credit loss expense / (release)

740

(117)

623
Operating expenses

8,486

8,486
Operating profit / (loss) before tax

29,239

117

29,356
Tax expense / (benefit)

361

361
Net profit / (loss)

28,878

117

28,995
Net profit / (loss) attributable to non-controlling interests

3

3
Net profit / (loss) attributable to shareholders

28,875

117

28,992
Effect of the measurement period adjustments on the balance sheet as of 30 June 2023
USD m As of 30 June 2023
Assets
As previously
reported
Measurement
period adjustment Revised
Total financial assets measured at amortized cost

1,143,528

(5,997)

1,137,531
of which: Loans and advances to customers

651,770

(5,985)

645,785
of which: Other financial assets measured at amortized cost

64,928

(12)

64,916
Total financial assets measured at fair value through profit or loss

477,188

6,073

483,261
of which: Financial assets at fair value held for trading

151,098

6,073

157,171
Financial assets measured at fair value through other comprehensive income

2,217

2,217
Non-financial assets

55,846

55,846
Total assets

1,678,780

76

1,678,856
Liabilities
Total financial liabilities measured at amortized cost

1,125,687

1,125,687
Total financial liabilities measured at fair value through profit or loss

438,534

2,035

440,569
of which: Derivative financial instruments

193,147

2,035
1

195,182
Provisions and contingent liabilities

14,929

(1,978)

12,951
Other non-financial liabilities

11,994

(98)

11,896
Total liabilities

1,591,145

(41)

1,591,104
Equity
Equity attributable to shareholders

86,999

117

87,116
of which: Retained earnings

78,180

117

78,297
Total equity

87,635

117

87,752
Total liabilities and equity

1,678,780

76

1,678,856
1 Represents the fair value of loan commitments with a notional amount of USD 27.5bn reclassified from loan commitments not measured at fair value to derivative loan commitments.
Off-balance sheet effect of the measurement period adjustments as of 30 June 2023
As of 30 June 2023
USD bn
As previously
reported
Measurement
period adjustment Revised
Guarantees

36.7

(0.2)

36.5
Loan commitments

120.3

(27.5)
1

92.8
Committed unconditionally revocable credit lines

168.6

168.6
Forward starting reverse repurchase agreements

5.0

5.0
1 Represents the notional amount of loan commitments reclassified from loan commitments not measured at fair value to derivative loan commitments,

with a fair value as of 30 June 2023 of USD 2.0bn.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

70
Note 2

Accounting for the acquisition of the Credit

Suisse Group (continued)
Effect of the measurement period adjustments on the statement of cash flows for the six months ended 30 June 2023
For the six months ended 30 June 2023
USD m
As previously
reported
Measurement
period adjustment Revised
Cash flow from / (used in) operating activities
Net profit / (loss)

29,915

117

30,032
Non-cash items included in net profit and other adjustments:
of which: Credit loss expense / (release) 778

(117)
661
Net cash flow from / (used in) operating activities

17,665

17,665
of which: Loans and advances to customers and customer deposits

1,772
(230)

1,542
of which: Financial assets and liabilities at fair value held for trading and derivative
financial instruments

(7,278)
228

(7,050)
of which: Provisions and other non-financial assets and

liabilities

898
3

901
Net cash flow from / (used in) investing activities

104,869

104,869
Net cash flow from / (used in) financing activities

(25,056)

(25,056)
Total cash flow
Cash and cash equivalents at the beginning of the period

195,321

195,321
Net cash flow from / (used in) operating, investing and financing activities

97,478

97,478
Effects of exchange rate differences on cash and cash equivalents

2,960

2,960
Cash and cash equivalents at the end of the period

295,759

295,759
Acquisition-related costs to effect the acquisition

UBS incurred certain acquisition-related costs to

effect the acquisition. These consisted primarily of

advisory,

legal
and consulting fees. These

costs were expensed as incurred. In

the first nine months

of 2023, a total of USD

0.2bn
(first

six

months of

2023: USD 0.2bn)

has

been included

in
General and

administrative expenses

in

the income
statement.

Early termination of loans and loan commitments
During the third quarter

of 2023, the Group

recognized gains on

early termination of

loans and loan

commitments
of

USD

0.1bn

and

USD

0.3bn,

respectively,

mainly

driven

by

natural

roll-off,

accelerated

by

actions

to

actively
unwind the portfolio in the Non-core and Legacy business

division.
Pro forma financial information
From

the

date

of

acquisition

until

30 September

2023,

the

Credit

Suisse

Group

contributed

USD 4.6bn

(until
30 June 2023: USD 1.2bn) of net revenues and an overall net loss of USD 2.9bn (until 30 June 2023: USD 1.1bn
1
)
to the net profit of the UBS

Group. For illustration purposes, the pro forma net revenues and net loss for the UBS
Group in

the first

nine months

of 2023

if the

business combination

had taken

place on

1 January 2023

are estimated
as USD 35.7bn and

USD 1.6bn, respectively; for

the comparative six

months ended 30 June

2023, the respective
amounts were estimated at USD 24.0bn and USD 0.8bn.
2

This pro

forma information

is based

on the

actual nine-month

and six-month

results of

the consolidated

UBS Group,
as reported

(including the

Credit Suisse

US GAAP

results for

the first

five months

of 2023,

adjusted for

the estimated
effect

of

conversion

to

IFRS

and

effects

from

purchase

price

allocation

adjustments

under

IFRS

3,
Business
Combinations
, plus the Credit Suisse IFRS results for the

four months and one month since the acquisition).

The pro

forma net

revenues and

net loss

exclude the

impact from

negative goodwill

recognized from

the acquisition
of the Credit Suisse Group of USD 28.9bn, and

certain items recognized by the Credit Suisse Group in 2023 prior to the

acquisition date,

including a

gain from

the write-down

of additional

tier 1 (AT1)

capital notes

of USD 16.4bn,
a goodwill

impairment charge,

mostly related

to Wealth

Management (Credit

Suisse), of

USD 1.4bn and

a gain
from

the

reversal

of

contingent

compensation

award

accruals

of

USD 0.4bn.

These

items

are

considered

non-
recurring and therefore not representative

of the normal course of business.

The pro forma

net revenues and

net loss do

not purport to

represent what UBS’s

actual results of

operations would
have been had the transaction occurred on

the date indicated, nor are they necessarily

indicative of future results
of operations.

The pro

forma net

revenues and

net loss

also do

not consider

any potential

impacts of

current market
conditions on revenues, assets or

liabilities. Nor do they

reflect expense efficiencies, asset dispositions or

business
reorganizations that

are

or

may

be

contemplated, or

any

cost

or

revenue

synergies, including

further

potential
restructuring actions, associated with the acquisition

of the Credit Suisse Group.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

71
Note 2

Accounting for the acquisition of the Credit

Suisse Group (continued)
Segment reporting – Integration of UBS’s

and Credit Suisse’s businesses in the third

quarter of 2023
and establishment of Non-core and Legacy

Prior to

the third

quarter of

2023, UBS’s

businesses were

organized globally

into four

business divisions

(Global
Wealth Management,

Personal &

Corporate Banking,

Asset Management

and the

Investment Bank),

each qualifying
as

a

reportable

segment,

and

Group

Functions.

Credit

Suisse’s

businesses

were

organized

globally

into

five
reportable segments (Wealth Management

(Credit Suisse), Swiss

Bank (Credit Suisse), Asset Management

(Credit
Suisse), the Investment

Bank (Credit Suisse)

and the Capital Release

Unit (Credit Suisse)),

and the Corporate Center
(Credit Suisse).

As the integration

of the UBS

and Credit Suisse

businesses continues,

beginning with the

third quarter of

2023, the
Group reports

five business

divisions, which

each qualify

as a

reportable segment:

Global Wealth

Management,
Personal & Corporate Banking, Asset Management,

the Investment Bank, and Non-core and Legacy.

The

Non-core and

Legacy business

division includes

positions and

businesses not

aligned with

our

strategy and
policies. Those consist of

the assets and liabilities

reported as part of

the former Capital

Release Unit (Credit

Suisse)
and certain assets

and liabilities of

the former Investment

Bank (Credit Suisse),

Wealth Management

(Credit Suisse),
and Asset

Management (Credit

Suisse) divisions,

as well

as of

the former

Corporate Center

(Credit Suisse).

Also
included

are

the

remaining

assets

and

liabilities

of

UBS’s

Non-core

and

Legacy

Portfolio,

previously

reported

in
Group Functions, and smaller amounts of assets and liabilities of UBS’s business divisions that have been assessed as not strategic in light of the acquisition

of the Credit Suisse Group.
Group Functions

has been

renamed Group

Items and

excludes UBS’s

former Non-core

and Legacy

Portfolio and
includes certain of the assets and liabilities

of the former Corporate Center (Credit

Suisse).
The above reflects

how financial information is

presented effective from the

third quarter of 2023

in the internal
management

reports

to

the

Group

Executive

Board,

which

is

considered

the

“chief

operating

decision-maker”
pursuant to IFRS 8,
Operating Segments
.

Information for

the second

quarter of

2023 for

the reportable

segments and

Group Items

has been

restated to
reflect the effect of the integration of the UBS and Credit Suisse business divisions on an IFRS basis, as well as the establishment of the

Non-core and Legacy

reportable segment. Third

quarter 2022 information

has been

revised
and presents the Non-core and Legacy business

division separately from Group Items.
As UBS executes its integration

plans, it is expected that allocation

methodologies for profit and loss and balance
sheet to the business divisions and into Group

Items will continue to be reviewed and refined.
›
Refer to Note 3 for more information

›
Refer to the “Management report” sections of this report, including the disclosures in the “Integration of Credit
Suisse” section, for more information about the Non-core and Legacy business division and other changes in the composition of reportable segments in the third quarter of 2023

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

72
Note 2

Accounting for the acquisition of the Credit

Suisse Group (continued)
Pre-existing relationships

As of 12 June 2023, UBS had the following pre-existing

relationships with the Credit Suisse Group.

USD m
Cash collateral receivables on derivative instruments

7
Derivative financial instruments

1,476
Debt instruments issued by the Credit Suisse Group and held

by UBS

98
Total assets

1,581
Cash collateral payables on derivative instruments

572
Derivative financial instruments

813
Total liabilities

1,385
Treasury shares

(61)
Total equity

(61)
Total net pre-existing relationships

135
Such balances are eliminated in the consolidated

financial statements.
Retention awards of

approximately USD 0.5bn

were offered to

selected employees

of the Credit Suisse

Group prior
to

the

acquisition

date

to

support

the

completion of

the

transaction

and

the

early

phase

of

integration. These
awards were

contingent on

the completion

of the

acquisition and

are delivered

50% in

cash (in

general vesting
60 days from the

completion of the acquisition)

and 50% in

shares (in general vesting

on the first

anniversary of
the completion of

the acquisition). Vesting

periods are longer

for certain regulated

employees. Expenses associated
with

these

awards

are

recognized

between

the

date

of

acquisition

and

the

applicable

vesting

dates

and

were
USD 219m in the third quarter of 2023 (second

quarter of 2023: USD 84m).

1

USD 1.2bn as provisionally reported in the second quarter of 2023.
2

USD 0.9bn as provisionally reported in the second quarter of 2023.

Note 3

Segment reporting
Beginning

with

the

third

quarter

of

2023,

the

Group

reports

five

business

divisions,

which

each

qualify

as

a
reportable

segment:

Global

Wealth

Management,

Personal

&

Corporate

Banking,

Asset

Management,

the
Investment Bank, and Non-core and Legacy.

Group Items is presented separately.
Profit

and

loss

information

for

the

business

divisions

and

Group

Items

for

the

nine-month

period

ended

30
September 2023 reflects the effect of the integration of the UBS and Credit Suisse divisions on an

IFRS basis from
June

2023

onward,

as

well

as

the

establishment of

the

Non-core

and

Legacy

business

division.

Profit

and

loss
information for

the nine-month

period ended

30 September

2022 reflects

the results

of UBS

Group operations

prior
to the

acquisition of the

Credit Suisse Group,

presented in line

with the new

business division structure.

Balance
sheet information as of 30 September 2023 includes UBS and Credit Suisse consolidated information and balance sheet information

as of 31

December 2022

reflects UBS

Group positions

prior to the

acquisition of

the Credit

Suisse
Group.
As UBS executes its integration

plans, it is expected that allocation

methodologies for profit and loss and balance
sheet to the business divisions and into Group

Items will continue to be reviewed and refined.
›
Refer to the “Management report” sections of this report, including the disclosures under “Integration of Credit
Suisse” in the “Recent developments” section, and the “Consolidated financial statements” section of the Annual
Report 2022 for more information about the Group’s

business divisions

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

73
Note 3

Segment reporting (continued)
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Manage-
ment
Investment
Bank
Non-core and
Legacy
1
Group Items
1
Negative
goodwill
2
UBS
For the nine months ended 30 September 2023
3
Total revenues

15,746

6,005

1,834

6,522

579

(707)

29,979
Negative goodwill

28,925

28,925
Credit loss expense / (release)

154

418

1

142

244

8

967
Operating expenses

12,384

3,227

1,630

6,255

3,421

423

27,340
Operating profit / (loss) before tax

3,208

2,360

203

124

(3,085)

(1,138)

28,925

30,597
Tax expense / (benefit)

1,346
Net profit / (loss)

29,251
As of 30 September 2023
3
Total assets

454,293

437,296

20,091

393,549

196,917

142,376

1,644,522
1 Starting with

the third quarter

of 2023, Non-core

and Legacy (previously

reported within Group

Functions) represents a

separate reportable segment

and Group Functions

has been renamed

Group Items.

Prior
periods have been revised to reflect these changes.

2 Negative goodwill arising from the acquisition of the Credit Suisse

Group is not allocated to the business divisions, as it relates to the

Group. For further details,
refer to Note 2.

3 Refer to Note 2 for more information about the Group’s reporting segments.

USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy
1
Group
Items
1
UBS
For the nine months ended 30 September 2022
2
Total revenues

14,367

3,172

2,466

7,034

184

(690)

26,534
Credit loss expense / (release)

(3)

42

0

(20)

2

0

22
Operating expenses

10,450

1,847

1,193

5,269

84

2

18,845
Operating profit / (loss) before tax

3,919

1,283

1,273

1,785

98

(692)

7,667
Tax expense / (benefit)

1,662
Net profit / (loss)

6,005
As of 31 December 2022
2
Total assets

388,530

235,226

17,348

391,320

13,367

58,574

1,104,364
1 Starting with the

third quarter of 2023,

Non-core and Legacy (previously

reported within Group

Functions) represents a

separate reportable segment

and Group Functions has

been renamed Group

Items. Prior
periods have been restated to reflect these changes.

2 Refer to Note 2 for more information about the Group’s reporting segments.

Note 4

Net interest income
For the quarter ended Year-to-date
USD m 30.9.23 30.6.23
1
30.9.22 30.9.23 30.9.22
Interest income from loans and deposits
2

9,314

6,202

2,520

19,622

6,066
Interest income from securities financing transactions measured at amortized cost
3

1,094

1,004

415

2,863

742
Interest income from other financial instruments measured

at amortized cost

307

282

148

847

338
Interest income from debt instruments measured at fair

value through other comprehensive income

27

26

12

75

60
Interest income from derivative instruments designated as cash flow hedges

(613)

(457)

(17)

(1,446)

396
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive
income

10,128

7,057

3,078

21,962

7,602
Interest expense on loans and deposits
4

4,780

3,024

698

9,798

1,099
Interest expense on securities financing transactions measured at amortized cost
5

575

616

282

1,555

794
Interest expense on debt issued

3,676

2,205

756

7,311

1,649
Interest expense on lease liabilities

52

35

22

113

67
Total interest expense from financial instruments measured at amortized cost

9,082

5,880

1,758

18,777

3,610
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive
income

1,046

1,176

1,319

3,185

3,992
Net interest income from financial instruments measured at fair value through profit or loss and other

1,061

530

277

2,017

1,040
Total net interest income

2,107

1,707

1,596

5,202

5,032
1 Comparative-period information has been revised.

Refer to Note 2 for more information.

2 Consists of interest income from cash and balances

at central banks, loans and advances

to banks and customers, and
cash collateral receivables on derivative instruments,

as well as negative interest on amounts due to banks,

customer deposits, and cash collateral payables

on derivative instruments.

3 Includes interest income on
receivables from securities financing

transactions and negative

interest, including fees,

on payables from securities

financing transactions.

4 Consists of interest

expense on amounts due to

banks, cash collateral
payables on derivative instruments, and customer deposits,

as well as negative interest on cash and balances at central banks,

loans and advances to banks, and cash collateral receivables on derivative instruments.

5 Includes interest expense on payables from securities financing transactions and negative interest, including fees,

on receivables from securities financing transactions.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

74
Note 5

Net fee and commission income
For the quarter ended Year-to-date
USD m 30.9.23 30.6.23
1
30.9.22 30.9.23 30.9.22
Underwriting fees

99

153

175

379

458
M&A and corporate finance fees

239

199

152

616

608
Brokerage fees

1,008

930

779

2,817

2,726
Investment fund fees

1,239

1,196

1,173

3,613

3,794
Portfolio management and related services

3,011

2,485

2,178

7,707

6,938
Other

1,088

672

500

2,239

1,494
Total fee and commission income
2

6,683

5,635

4,957

17,371

16,018
of which: recurring

4,391

3,759

3,453

11,593

10,905
of which: transaction-based

2,275

1,869

1,490

5,727

5,069
of which: performance-based

17

7

14

51

43
Fee and commission expense

613

507

476

1,566

1,410
Net fee and commission income

6,071

5,128

4,481

15,804

14,608
1 Comparative-period

information has

been revised.

Refer to

Note 2

for more

information.

2 Includes

third-party fee

and commission

income for

the third

quarter of

2023 of

USD 3,669m for

Global Wealth
Management (second

quarter of 2023:

USD 3,322m; third

quarter of 2022:

USD 3,106m), USD 931m

for Personal

& Corporate

Banking (second

quarter of

2023: USD 615m;

third quarter

of 2022:

USD 398m),
USD 943m for Asset Management

(second quarter of 2023:

USD 756m; third quarter of

2022: USD 682m), USD 1,135m for the

Investment Bank (second quarter of

2023: USD 796m; third quarter of

2022: USD 769m),
negative USD 22m for Group Items (second quarter of 2023: USD 45m; third quarter of 2022: USD 2m) and USD 27m for Non-core and Legacy (second quarter of 2023: USD 101m; third quarter of 2022: USD 0m).

Note 6

Personnel expenses
For the quarter ended Year-to-date
USD m 30.9.23 30.6.23 30.9.22 30.9.23 30.9.22
Salaries and variable compensation
1

6,428

4,804

3,566

15,118

11,520
of which: variable compensation – financial advisors
2

1,150

1,110

1,093

3,372

3,436
Contractors

96

77

80

243

243
Social security

470

294

230

1,042

734
Post-employment benefit plans

320

261

177

817

625
Other personnel expenses

256

215

163

622

437
Total personnel expenses

7,571

5,651

4,216

17,842

13,559
1 Includes role-based

allowances.

2 Consists of

cash and

deferred compensation awards

and is based

on compensable revenues

and firm tenure

using a formulaic

approach. Also includes

expenses related

to
compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

Note 7

General and administrative expenses
For the quarter ended Year-to-date
USD m 30.9.23 30.6.23 30.9.22 30.9.23 30.9.22
Outsourcing costs

455

311

217

1,014

671
Technology costs

552

414

277

1,287

853
Consulting, legal and audit fees

521

351

141

1,053

413
Real estate and logistics costs

593

207

141

942

439
Market data services

208

151

104

472

311
Marketing and communication

108

89

64

249

165
Travel and entertainment

61

73

44

188

110
Litigation, regulatory and similar matters
1

12

69

21

802

298
Other

614

304

185

1,151

510
Total general and administrative expenses

3,124

1,968

1,192

7,157

3,769
1 Reflects the net increase in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 15b for more information.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

75
Note 8

Expected credit loss measurement
a) Credit loss expense / release

Total

net

credit loss

expenses in

the

third

quarter of

2023

were

USD 306m, reflecting

USD 137m net

expenses
related to performing positions and USD 168m

on credit-impaired positions.

Personal & Corporate

Banking credit loss expenses

of USD 168m included USD 85m

net expenses on

performing
loans with USD 69m from performing Credit

Suisse loans following a number of corporate

loan credit reviews and
transfers

to stage 2.

In addition,

USD 83m of

provisions were

recognized in

the third

quarter of

2023 for

credit-
impaired loans, mainly for a number of Credit Suisse corporate loans, including newly defaulted positions, and, to a lesser extent, previously defaulted positions.

Non-core and

Legacy credit

loss expenses

for the

third quarter

of 2023

were USD 125m,

including expenses

of
USD 71m on performing loans, mainly for

securitizations and for stage 2 transfers

following credit reviews, as well
as net

expenses for

credit-impaired positions

of USD 54m,

including stage 3

net expenses

of USD 20m

and net
expenses on purchased credit-impaired positions

of USD 34m.

›
Refer to Note 2 for more information about accounting under IFRS 3, Business Combinations
›
Refer to Note 2 for more information about the acquisition of the Credit Suisse Group and measurement period adjustments

Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3
Purchased

Total
For the quarter ended 30.9.23
Global Wealth Management

(18)

15

6
2
Personal & Corporate Banking

85

60

23

168
Asset Management

0

0

0

0
Investment Bank

(6)

10

0

4
Non-core and Legacy

71

20

34

125
Group Items
1
5

0

0
6
Total

137

105

63

306
For the quarter ended 30.6.23
2
Global Wealth Management

121

9

7

136
Personal & Corporate Banking

206

28

0

234
Asset Management

1

0

0

1
Investment Bank

134

(4)

1

132
Non-core and Legacy

74

44

0

119
Group Items
1

2

0

0

2
Total

537

77

8

623
For the quarter ended 30.9.22
Global Wealth Management

6

1

7
Personal & Corporate Banking

(6)

(9)

(15)
Asset Management

0

0

0
Investment Bank

4

1

4
Group Items
1

0

0

0
Total

4

(7)

(3)
1 Starting with the third quarter

of 2023, Non-core and Legacy represents a

separate reportable segment and Group Functions has been

renamed Group Items. Prior periods have been restated to reflect these changes.

2 Certain prior-period

figures as of

or for the

quarter ended 30

June 2023 have

been restated due

to effects of

measurement period adjustments

in relation to

the acquisition of

the Credit Suisse

Group. Refer

to
“Note 2 Accounting for the acquisition of the Credit Suisse Group” for more information.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

76
Note 8

Expected credit loss measurement (continued)
b) Changes to ECL models, scenarios, scenario

weights and post-model adjustments
Scenarios and scenario weights
The expected

credit loss

(ECL) scenarios,

along with

their related

macroeconomic factors and

market data,

were
reviewed in light of

the economic and political conditions prevailing

in the third quarter

of 2023 through a

series
of governance meetings, with input and feedback

from UBS Risk and Finance experts across the business divisions and regions. ECLs

for Credit Suisse AG

positions were

calculated based

on Credit Suisse AG’s

models, including

the
same scenarios

and scenario weight inputs as for

UBS’s existing business activity.
The

baseline

scenario

was

updated

with

the

latest

macroeconomic

forecasts

as

of

30 September

2023.

The
assumptions on a calendar-year basis are

included in the table below

and imply a more optimistic outlook for

the
US for the remainder of 2023 and 2024, while

projections have become slightly more pessimistic

for the Eurozone
and Switzerland.

The mild

debt crisis

scenario, the

stagflationary geopolitical

crisis scenario

and the

asset price

inflation scenario

were
updated based on the

latest market data, but

the assumptions remain

broadly unchanged. UBS kept

scenarios and
scenario weights in line with those applied

in the second quarter of 2023. Refer to the

table below.

At the beginning of the second quarter

of 2023, UBS replaced the global crisis scenario applied

at year-end 2022
and at the end of the first quarter of 2023

with the mild debt crisis scenario.

Post-model adjustments
Total

stage 1 and

2

allowances and

provisions

were

USD 1,216m as

of 30 September

2023 and

included post-
model adjustments

of USD 439m (30

June 2023: USD

233m). Overlays

are to cover

for uncertainty levels,

including
the geopolitical situation, for

Credit Suisse models

which may not

comprehensively reflect market

events, and to
align model outputs for Credit Suisse with those

of UBS for dedicated segments.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

77
Note 8

Expected credit loss measurement (continued)
Comparison of shock factors
Baseline
Key parameters
2022 2023 2024
Real GDP growth (annual percentage change)
US

1.9

2.1

0.5
Eurozone

3.4

0.5

0.7
Switzerland

2.7

0.7

0.9
Unemployment rate (%, annual average)
US

3.6

3.6

4.9
Eurozone

6.7

6.6

6.9
Switzerland

2.2

2.0

2.3
Fixed income: 10-year government bonds (%, Q4)
USD

3.9

4.6

4.5
EUR

2.6

2.8

2.8
CHF

1.6

1.1

1.1
Real estate (annual percentage change, Q4)

US

7.5

1.2

0.5
Eurozone

2.9

(3.2)

1.7
Switzerland

3.9

0.5

(1.0)
Economic scenarios and weights applied
Assigned weights in %
ECL scenario
30.9.23 30.6.23 30.9.22
Asset price inflation

0.0

0.0

0.0
Baseline

60.0

60.0

55.0
Severe Russia–Ukraine conflict scenario – –

25.0
Mild debt crisis

15.0

15.0
–
Stagflationary geopolitical crisis

25.0

25.0
–
Global crisis

– –

20.0

c) ECL-relevant balance sheet and off-balance

sheet positions including ECL allowances

and provisions
The following tables

provide information

about financial

instruments and

certain non-financial

instruments that

are
subject

to

ECL

requirements.

For

amortized-cost

instruments,

the

carrying

amount

represents

the

maximum
exposure to credit risk, taking

into account the allowance for

credit losses. Financial assets measured at

fair value
through other comprehensive

income (FVOCI) are

also subject to ECL;

however, unlike amortized-cost

instruments,
the allowance

for credit

losses for

FVOCI instruments

does not

reduce the

carrying amount

of these financial

assets.
Instead, the

carrying amount

of financial

assets measured

at FVOCI

represents the

maximum exposure

to credit

risk.
In addition to recognized financial assets, certain off-balance sheet financial instruments and other credit lines are also subject to ECL.

The maximum exposure to

credit risk for off-balance

sheet financial instruments is calculated
based on the maximum contractual amounts.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

78
Note 8

Expected credit loss measurement (continued)
USD m 30.9.23
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Cash and balances at central banks

262,383

262,285

17

0

81

(57)

0

(24)

0

(33)
Loans and advances to banks

21,334

21,238

63

0

32

(9)

(7)

0

0

(1)
Receivables from securities financing transactions measured at amortized cost

84,872

84,872

0

0

0

(1)

(1)

0

0

0
Cash collateral receivables on derivative instruments

55,606

55,606

0

0

0

0

0

0

0

0
Loans and advances to customers

624,885

597,443

23,292

2,340

1,810

(1,508)

(511)

(304)

(631)

(62)
of which: Private clients with mortgages

248,847

237,880

9,893

836

238

(177)

(58)

(95)

(24)

(1)
of which: Real estate financing

90,771

86,119

4,528

23

100

(83)

(41)

(27)

(2)

(12)
of which: Large corporate clients

21,645

17,918

2,311

702

714

(377)

(102)

(59)

(189)

(26)
of which: SME clients

34,240

30,315

3,159

561

205

(389)

(91)

(67)

(222)

0
of which: Lombard

159,496

158,788

590

40

79

(41)

(12)

(11)

(16)

(2)
of which: Credit cards

1,905

1,462

408

35

0

(38)

(6)

(10)

(21)

0
of which: Commodity trade finance

5,938

5,832

57

30

18

(120)

(16)

(1)

(103)

0
of which: Ship / aircraft financing

9,497

9,174

267

5

51

(55)

(52)

(3)

0

0
of which: Consumer financing

2,878

2,735

58

13

72

(51)

(24)

(12)

(15)

0
Other financial assets measured at amortized cost

64,158

63,293

656

151

59

(130)

(39)

(15)

(69)

(6)
of which: Loans to financial advisors

2,582

2,332

134

116

0

(54)

(4)

(2)

(48)

0
Total financial assets measured at amortized cost

1,113,238

1,084,737

24,028

2,491

1,982

(1,706)

(559)

(343)

(700)

(103)
Financial assets measured at fair value through other comprehensive income

2,213

2,213

0

0

0

0

0

0

0

0
Total on-balance sheet financial assets in scope of ECL requirements

1,115,451

1,086,950

24,028

2,491

1,982

(1,706)

(559)

(343)

(700)

(103)
of which: Credit Suisse
2

405,774

397,376

5,894

522

1,982

(741)

(366)

(132)

(140)

(103)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Guarantees

37,298

35,703

1,412

126

58

(73)

(33)

(18)

(21)

(1)
of which: Large corporate clients

4,667

3,902

660

91

15

(10)

(8)

(2)

0

0
of which: SME clients

6,302

5,592

643

33

35

(36)

(12)

(12)

(12)

(1)
of which: Financial intermediaries and hedge funds

14,916

14,868

48

0

0

(11)

(8)

(3)

0

0
of which: Lombard

3,462

3,462

0

0

0

(1)

0

0

(1)

0
of which: Commodity trade finance

1,868

1,860

8

0

0

(1)

(1)

0

0

0
Irrevocable loan commitments

95,658

92,785

2,751

71

51

(186)

(133)

(53)

(2)

1
of which: Large corporate clients

47,287

45,061

2,132

47

47

(131)

(89)

(41)

(2)

0
Forward starting reverse repurchase and securities borrowing agreements

10,431

10,431

0

0

0

0

0

0

0

0
Unconditionally revocable loan commitments

158,986

156,709

2,225

51

0

(75)

(63)

(13)

0

0
of which: Real estate financing

15,891

15,278

613

0

0

(13)

(12)

(1)

0

0
of which: Large corporate clients

4,681

4,489

185

7

0

(5)

(3)

(2)

0

0
of which: SME clients

22,941

22,447

466

28

0

(42)

(35)

(7)

0

0
of which: Lombard

76,136

76,135

0

1

0

0

0

0

0

0
of which: Credit cards

9,654

9,183

467

4

0

(6)

(4)

(2)

0

0
Irrevocable committed prolongation of existing loans

3,769

3,749

17

3

0

(3)

(3)

0

0

0
Total off-balance sheet financial instruments and other credit lines

306,142

299,377

6,405

251

109

(337)

(231)

(84)

(23)

0
Total allowances and provisions

(2,043)

(790)

(427)

(723)

(102)
of which: Credit Suisse
2

184,784

182,814

1,859

3

109

(902)

(494)

(163)

(142)

(102)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

2 Refer to Note 2 for more information about the acquisition of the
Credit Suisse Group.
Loans and advances to customers of USD 624,885m

included USD 241,773m from Credit Suisse AG.
Breakout: Loans and advances to customers of Credit Suisse AG
USD m 30.9.23
Carrying amount
1
ECL allowances
Loans and advances to customers Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Loans and advances to customers

241,773

233,845

5,607

511

1,810

(660)

(340)

(123)

(135)

(62)
of which: Private clients with mortgages

86,802

86,044

468

53

238

(22)

(16)

(5)

0

(1)
of which: Real estate financing

40,468

39,779

581

7

100

(38)

(20)

(4)

(2)

(12)
of which: Large corporate clients

8,526

6,728

893

191

714

(186)

(70)

(29)

(61)

(26)
of which: SME clients

22,152

20,152

1,628

166

205

(159)

(58)

(44)

(47)

(9)
of which: Lombard

40,837

40,167

590

1

79

(19)

(6)

(11)

0

(2)
of which: Commodity trade finance

3,076

2,994

46

18

18

(11)

(10)

(1)

0

0
of which: Ship / aircraft financing

8,019

7,834

134

0

51

(50)

(48)

(1)

0

0
of which: Consumer financing

2,878

2,735

58

13

72

(51)

(24)

(12)

(15)

0
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

79
Note 8

Expected credit loss measurement (continued)
Credit

Suisse AG

had

allowances and

provisions

for

defaulted

positions

of

USD 1.1bn

immediately

prior

to

the
acquisition date. UBS recognized

these purchased credit-impaired

(PCI) positions on its

balance sheet at

their fair
value as at

the acquisition

date, and,

as required by

IFRS, no

additional expected

credit loss allowances

or provisions
were recognized for them on that date.
›
Refer to Note 2 for more information about accounting under IFRS 3, Business Combinations , and measurement period adjustments
USD m 30.6.23
1
Carrying amount
2
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Cash and balances at central banks

261,587

261,475

32

0

79

(10)

0

(10)

0

0
Loans and advances to banks

24,392

24,208

157

0

27

(11)

(10)

(1)

0

0
Receivables from securities financing transactions measured at amortized cost

86,538

86,538

0

0

0

(1)

(1)

0

0

0
Cash collateral receivables on derivative instruments

54,314

54,314

0

0

0

0

0

0

0

0
Loans and advances to customers

645,785

624,323

17,204

1,850

2,408

(1,293)

(548)

(173)

(556)

(17)
of which: Private clients with mortgages

255,322

244,894

9,358

783

287

(173)

(61)

(87)

(23)

(2)
of which: Real estate financing

92,890

88,669

4,088

10

122

(63)

(41)

(23)

0

0
of which: Large corporate clients

29,125

25,987

1,292

387

1,460

(353)

(150)

(29)

(157)

(17)
of which: SME clients

29,595

27,649

1,293

436

218

(314)

(91)

(21)

(203)

0
of which: Lombard

168,713

168,596

0

42

75

(32)

(15)

0

(17)

0
of which: Credit cards

1,939

1,502

403

34

0

(39)

(8)

(11)

(21)

0
of which: Commodity trade finance

4,950

4,917

0

15

19

(124)

(20)

0

(104)

0
of which: Ship / aircraft financing

9,478

9,234

166

22

56

(69)

(67)

(2)

0

0
of which: Consumer financing

3,140

3,056

0

0

84

(30)

(30)

0

0

0
Other financial assets measured at amortized cost

64,916

64,351

377

153

35

(108)

(36)

(7)

(62)

(3)
of which: Loans to financial advisors

2,588

2,287

174

126

0

(55)

(6)

(2)

(47)

0
Total financial assets measured at amortized cost

1,137,531

1,115,210

17,770

2,003

2,548

(1,424)

(596)

(190)

(618)

(20)
Financial assets measured at fair value through other comprehensive income

2,217

2,217

0

0

0

0

0

0

0

0
Total on-balance sheet financial assets in scope of ECL requirements

1,139,748

1,117,427

17,770

2,003

2,548

(1,424)

(596)

(190)

(618)

(20)
of which: Credit Suisse
3

425,561

422,908

0

104

2,548

(391)

0

(52)

(20)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Guarantees

38,247

37,131

921

118

77

(63)

(37)

(7)

(19)

(1)
of which: Large corporate clients

8,153

7,348

690

79

36

(16)

(13)

(2)

0

0
of which: SME clients

4,170

3,928

167

38

37

(20)

(11)

(1)

(12)

2
of which: Financial intermediaries and hedge funds

12,874

12,859

15

0

0

(11)

(8)

(3)

0

0
of which: Lombard

4,752

4,752

0

1

0

(1)

0

0

(1)

0
of which: Commodity trade finance

2,200

2,200

0

0

0

(1)

(1)

0

0

0
Irrevocable loan commitments

96,754

94,432

2,076

78

168

(188)

(147)

(37)

(1)

0
of which: Large corporate clients

58,076

56,130

1,731

52

163

(163)

(129)

(33)

(1)

0
Forward starting reverse repurchase and securities borrowing agreements

4,972

4,972

0

0

0

0

0

0

0

0
Unconditionally revocable loan commitments

168,556

166,754

1,739

63

0

(74)

(66)

(9)

0

0
of which: Real estate financing

17,107

16,850

258

0

0

(12)

(12)

0

0

0
of which: Large corporate clients

4,790

4,624

158

7

0

(6)

(3)

(2)

0

0
of which: SME clients

24,601

24,381

179

40

0

(42)

(39)

(3)

0

0
of which: Lombard

82,491

82,491

0

1

0

0

0

0

0

0
of which: Credit cards

9,762

9,274

484

4

0

(7)

(4)

(2)

0

0
Irrevocable committed prolongation of existing loans

4,362

4,353

7

2

0

(3)

(3)

0

0

0
Total off-balance sheet financial instruments and other credit lines

312,891

307,642

4,743

261

245

(327)

(253)

(53)

(21)

(1)
Total allowances and provisions

(1,751)

(849)

(244)

(638)

(21)
of which: Credit Suisse
3

197,278

197,033

0

0

245

(614)

(542)

0

(52)

(21)
1 Certain prior-period figures as of

30 June 2023 have been revised due to

effects of measurement period adjustments in relation to

the acquisition of the Credit Suisse Group.

Refer to Note 2 for more information.

2 The carrying amount of financial assets

measured at amortized cost represents the total gross

exposure net of the respective ECL allowances.

3

Refer to Note 2 for more information about the

acquisition of the
Credit Suisse Group.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

80
Note 8

Expected credit loss measurement (continued)
USD m 31.12.22
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks

169,445

169,402

44

0

(12)

0

(12)

0
Loans and advances to banks

14,792

14,792

1

0

(6)

(5)

(1)

0
Receivables from securities financing transactions

67,814

67,814

0

0

(2)

(2)

0

0
Cash collateral receivables on derivative instruments

35,032

35,032

0

0

0

0

0

0
Loans and advances to customers

387,220

370,095

15,587

1,538

(783)

(129)

(180)

(474)
of which: Private clients with mortgages

156,930

147,651

8,579

699

(161)

(27)

(107)

(28)
of which: Real estate financing

46,470

43,112

3,349

9

(41)

(17)

(23)

0
of which: Large corporate clients

12,226

10,733

1,189

303

(130)

(24)

(14)

(92)
of which: SME clients

13,903

12,211

1,342

351

(251)

(26)

(22)

(203)
of which: Lombard

132,287

132,196

0

91

(26)

(9)

0

(17)
of which: Credit cards

1,834

1,420

382

31

(36)

(7)

(10)

(19)
of which: Commodity trade finance

3,272

3,261

0

11

(96)

(6)

0

(90)
Other financial assets measured at amortized cost

53,264

52,704

413

147

(86)

(17)

(6)

(63)
of which: Loans to financial advisors

2,611

2,357

128

126

(59)

(7)

(2)

(51)
Total financial assets measured at amortized cost

727,568

709,839

16,044

1,685

(889)

(154)

(199)

(537)
Financial assets measured at fair value through other comprehensive income

2,239

2,239

0

0

0

0

0

0
Total on-balance sheet financial assets in scope of ECL requirements

729,807

712,078

16,044

1,685

(889)

(154)

(199)

(537)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees

22,167

19,805

2,254

108

(48)

(13)

(9)

(26)
of which: Large corporate clients

3,663

2,883

721

58

(26)

(2)

(3)

(21)
of which: SME clients

1,337

1,124

164

49

(5)

(1)

(1)

(3)
of which: Financial intermediaries and hedge funds

11,833

10,513

1,320

0

(12)

(8)

(4)

0
of which: Lombard

2,376

2,376

0

1

(1)

0

0

(1)
of which: Commodity trade finance

2,121

2,121

0

0

(1)

(1)

0

0
Irrevocable loan commitments

39,996

37,531

2,341

124

(111)

(59)

(52)

0
of which: Large corporate clients

23,611

21,488

2,024

99

(93)

(49)

(45)

0
Forward starting reverse repurchase and securities borrowing agreements

3,801

3,801

0

0

0

0

0

0
Unconditionally revocable loan commitments

41,390

39,521

1,833

36

(40)

(32)

(8)

0
of which: Real estate financing

8,711

8,528

183

0

(6)

(6)

0

0
of which: Large corporate clients

4,578

4,304

268

5

(4)

(1)

(2)

0
of which: SME clients

4,723

4,442

256

26

(19)

(16)

(3)

0
of which: Lombard

7,855

7,854

0

1

0

0

0

0
of which: Credit cards

9,390

8,900

487

3

(7)

(5)

(2)

0
of which: Commodity trade finance

327

327

0

0

0

0

0

0
Irrevocable committed prolongation of existing loans

4,696

4,600

94

2

(2)

(2)

0

0
Total off-balance sheet financial instruments and other credit lines

112,050

105,258

6,522

270

(201)

(106)

(69)

(26)
Total allowances and provisions

(1,091)

(259)

(267)

(564)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

81
Note 8

Expected credit loss measurement (continued)
The table

below provides information

about the gross

carrying amount of

exposures subject to

ECL and

the ECL
coverage ratio for

UBS’s core loan portfolios

(i.e.,
Loans and advances

to customers
and

Loans to financial

advisors
)
and

relevant

off-balance

sheet

exposures.
Cash

and

balances

at

central

banks
,
Loans

and

advances

to

banks
,
Receivables from

securities

financing transactions
,
Cash collateral

receivables

on derivative

instruments

and
Financial
assets measured

at fair

value through

other comprehensive

income

are not included

in the

table below, due

to their
lower sensitivity to ECL.
ECL coverage ratios are calculated by dividing ECL

allowances and provisions by the gross carrying amount of the related exposures.
Coverage ratios for core loan portfolio
30.9.23
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages

249,024

237,938

9,988

859

239

7

2

95

6

277

236
Real estate financing

90,854

86,160

4,556

26

112

9

5

60

8

875

1,059
Total real estate lending

339,878

324,098

14,543

885

351

8

3

84

7

294

360
Large corporate clients

22,022

18,020

2,370

891

741

171

57

248

79

2,125

358
SME clients

34,629

30,406

3,226

783

215

112

30

209

47

2,838

429
Total corporate lending

56,651

48,426

5,596

1,674

955

135

40

225

59

2,459

374
Lombard

159,538

158,799

601

56

81

3

1

187

1

2,910

281
Credit cards

1,942

1,468

418

56

0

195

41

251

87

3,808

0
Commodity trade finance

6,058

5,848

58

133

18

199

28

237

30

7,723

0
Ship / aircraft financing

8,069

7,882

136

0

52

61

61

90

61

0

77
Consumer financing

2,929

2,759

69

28

73

175

88

1,667

127

5,337

41
Other loans and advances to customers

51,329

48,674

2,174

137

343

35

23

96

26

2,703

319
Loans to financial advisors

2,636

2,336

136

164

0

206

19

142

25

2,925

0
Total other lending

232,501

227,767

3,592

576

566

23

10

163

12

4,187

241
Total
1

629,030

600,291

23,731

3,135

1,872

25

9

129

13

2,165

331
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages

8,583

8,289

280

14

0

7

5

38

6

26

0
Real estate financing

17,786

17,147

634

0

6

8

9

0

8

0

0
Total real estate lending

26,369

25,436

913

14

6

8

8

12

8

26

0
Large corporate clients

56,713

53,529

2,978

145

62

26

19

153

26

120

0
SME clients

36,528

35,035

1,379

75

39

29

18

212

26

1,571

139
Total corporate lending

93,242

88,564

4,356

220

101

27

18

172

26

617

122
Lombard

83,433

83,433

0

1

0

0

0

0

0

14,136

0
Credit cards

9,654

9,183

467

4

0

6

5

36

6

0

0
Commodity trade finance

5,187

5,174

13

0

0

7

7

81

7

0

0
Ship / aircraft financing

901

901

0

0

0

42

42

0

42

0

0
Consumer financing

262

262

0

0

0

0

0

0

0

0

0
Financial intermediaries and hedge funds

37,723

37,491

232

0

0

5

4

148

5

0

0
Other off-balance sheet commitments

38,910

38,472

424

12

2

8

5

66

6

6,714

0
Total other lending

176,070

174,915

1,135

17

2

4

3

71

3

5,446

0
Total
2

295,681

288,916

6,405

251

109

11

8

131

11

915

(1)
Total on- and off-balance sheet
3

924,711

889,206

30,136

3,387

1,981

21

8

130

12

2,072

313
1 Includes Loans and advances

to customers and Loans

to financial advisors,

which are presented on

the balance sheet line Other

financial assets measured

at amortized cost.

2 Excludes Forward

starting reverse
repurchase and securities borrowing agreements.

3 Includes on-balance-sheet exposure, gross and off-balance-sheet exposure (notional) and the related

ECL coverage ratio (bps).

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

82
Note 8

Expected credit loss measurement (continued)
Coverage ratios for core loan portfolio
30.6.23
1
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages

255,495

244,955

9,445

806

289

7

2

92

6

291

53
Real estate financing

92,953

88,710

4,111

11

122

7

5

55

7

71

0
Total real estate lending

348,448

333,665

13,556

817

410

7

3

80

6

288

36
Large corporate clients

29,478

26,137

1,320

544

1,477

120

57

217

65

2,894

115
SME clients

29,909

27,740

1,313

639

217

105

33

157

38

3,180

0
Total corporate lending

59,387

53,877

2,634

1,183

1,693

112

45

187

51

3,049

96
Lombard

168,745

168,611

0

59

75

2

1

0

1

2,872

24
Credit cards

1,978

1,510

413

55

0

199

53

255

97

3,821

0
Commodity trade finance

5,074

4,937

0

118

19

244

41

351

41

8,769

5
Ship / aircraft financing

8,097

8,041

0

0

56

78

79

0

81

0

1
Consumer financing

3,170

3,086

0

0

84

96

98

0

98

222

32
Other loans and advances to customers

52,179

51,144

773

174

88

19

13

47

14

1,740

0
Loans to financial advisors

2,643

2,293

177

173

0

208

24

140

33

2,707

0
Total other lending

241,886

239,622

1,363

579

321

18

9

136

10

3,777

0
Total
2

649,721

627,164

17,553

2,579

2,425

21

9

100

11

2,338

70
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages

9,284

8,950

324

11

0

4

3

22

4

60

0
Real estate financing

18,031

17,751

280

0

0

7

7

0

7

0

0
Total real estate lending

27,315

26,701

603

11

0

6

6

0

6

60

0
Large corporate clients

71,104

68,188

2,580

138

199

26

21

141

26

132

10
SME clients

32,494

31,955

400

95

43

23

18

257

21

994

0
Total corporate lending

103,598

100,143

2,980

233

242

25

20

156

24

482

(3)
Lombard

91,235

91,234

0

1

0

0

0

0

0

6,718

0
Credit cards

9,763

9,274

484

4

0

7

6

37

8

0

0
Commodity trade finance

5,833

5,833

0

0

0

6

6

0

6

0

0
Ship / aircraft financing

1,731

1,731

0

0

0

4

3

0

4

0

0
Consumer financing

301

301

0

0

0

34

34

0

34

0

0
Financial intermediaries and hedge funds

43,077

42,697

380

0

0

3

2

90

3

0

0
Other off-balance sheet commitments

25,110

24,799

296

11

4

10

5

95

6

6,404

7,980
Total other lending

177,049

175,868

1,160

17

4

3

2

71

2

4,772

7,913
Total
3

307,962

302,712

4,743

261

245

11

8

114

10

737

37
Total on- and off-balance sheet
4

957,683

929,876

22,296

2,840

2,670

17

9

104

11

2,191

67
1 Certain prior period figures

as of 30 June 2023

have been revised due to

effects of measurement period adjustments

in relation to the

acquisition of the Credit Suisse

Group. Refer to Note

2 for more information.

2 Includes Loans and advances

to customers

and Loans to financial

advisors, which are

presented on the balance

sheet line Other financial

assets measured at amortized

cost.

3 Excludes Forward starting

reverse
repurchase and securities borrowing agreements.

4 Includes on-balance-sheet exposure, gross and off-balance-sheet exposure (notional) and the related

ECL coverage ratio (bps).
Coverage ratios for core loan portfolio 31.12.22
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages

157,091

147,678

8,686

727

10

2

123

9

381
Real estate financing

46,511

43,129

3,372

9

9

4

70

9

232
Total real estate lending

203,602

190,807

12,059

736

10

2

108

9

379
Large corporate clients

12,356

10,757

1,204

395

105

22

120

32

2,325
SME clients

14,154

12,237

1,364

553

177

22

161

36

3,664
Total corporate lending

26,510

22,994

2,567

949

144

22

142

34

3,106
Lombard

132,313

132,205

0

108

2

1

0

1

1,580
Credit cards

1,869

1,427

393

50

190

46

256

91

3,779
Commodity trade finance

3,367

3,266

0

101

285

18

0

18

8,901
Other loans and advances to customers

20,342

19,525

748

68

21

7

38

8

3,769
Loans to financial advisors

2,670

2,364

130

176

221

28

124

33

2,870
Total other lending

160,561

158,787

1,270

503

16

3

114

4

4,016
Total
1

390,672

372,588

15,896

2,188

22

4

114

8

2,398
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages

6,535

6,296

236

3

5

4

18

4

1,183
Real estate financing

10,054

9,779

275

0

6

7

0

6

0
Total real estate lending

16,589

16,075

511

3

6

6

2

6

1,288
Large corporate clients

32,126

28,950

3,013

163

38

18

165

32

1,263
SME clients

7,122

6,525

499

98

47

30

214

43

304
Total corporate lending

39,247

35,475

3,513

260

40

20

172

34

903
Lombard

12,919

12,918

0

1

2

1

0

1

0
Credit cards

9,390

8,900

487

3

7

5

36

7

0
Commodity trade finance

2,459

2,459

0

0

3

3

0

3

0
Financial intermediaries and hedge funds

15,841

14,177

1,664

0

9

7

25

9

0
Other off-balance sheet commitments

11,803

11,454

346

3

11

8

68

9

0
Total other lending

52,412

49,907

2,498

7

7

5

33

6

0
Total
2

108,249

101,457

6,522

270

19

10

106

16

980
Total on- and off-balance sheet
3

498,921

474,045

22,418

2,458

21

5

112

10

2,242
1 Includes Loans and

advances to customers and

Loans to financial advisors,

which are presented on the

balance sheet line Other financial

assets measured at amortized

cost.

2 Excludes Forward starting

reverse
repurchase and securities borrowing agreements.

3 Includes on-balance-sheet exposure, gross and off-balance-sheet exposure (notional) and the related

ECL coverage ratio (bps).

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

83
Note 9

Fair value measurement
a) Fair value hierarchy
The fair

value hierarchy

classification of

financial and

non-financial assets

and liabilities

measured at

fair value

is
summarized in the table below.
During

the

first

nine

months

of

2023,

and

for

Credit

Suisse

for

the

period

between

the

acquisition

date

and
30 September 2023 on a revised basis,

assets and liabilities that were transferred from

Level 2 to Level 1, or from
Level 1 to Level 2, and were held for the entire

reporting period were not material.
Determination of fair values from quoted market

prices or valuation techniques
1
30.9.23 30.6.23
2
31.12.22
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at fair value on a recurring basis
Financial assets at fair value held for trading
106,872 27,578 8,437 142,888 117,863 30,710 8,598 157,171 96,241 10,138 1,488 107,866
of which: Equity instruments

90,129

777

343

91,250

96,546

1,330

454

98,329

83,074

789

126

83,988
of which: Government bills / bonds

9,474

11,511

66

21,051

13,586

11,865

67

25,518

5,496

950

18

6,464
of which: Investment fund units

6,242

847

146

7,236

6,123

773

146

7,043

6,673

596

61

7,330
of which: Corporate and municipal bonds

1,023

11,057

1,157

13,237

1,592

11,310

995

13,897

976

6,363

541

7,880
of which: Loans

0

3,279

6,519

9,797

0

3,442

6,530

9,972

0

1,179

628

1,807
of which: Asset-backed securities

4

101

205

310

15

1,970

406

2,391

22

261

114

397
Derivative financial instruments
1,140 190,457 3,064 194,661 1,072 181,900 2,978 185,949 769 147,875 1,464 150,108
of which: Foreign exchange

727

84,134

282

85,143

576

73,686

425

74,686

575

84,881

2

85,458
of which: Interest rate

13

64,690

802

65,506

0

62,950

761

63,711

0

39,345

460

39,805
of which: Equity / index

1

36,158

1,265

37,425

1

38,544

1,108

39,652

1

21,542

653

22,195
of which: Credit

0

3,348

617

3,965

0

4,802

580

5,382

0

719

318

1,038
of which: Commodities

3

1,854

23

1,880

7

1,686

28

1,720

0

1,334

30

1,365
Brokerage receivables

0

24,611

0

24,611

0

21,537

0

21,537

0

17,576

0

17,576
Financial assets at fair value not held for trading

31,514

65,287

15,455

112,256

31,358

71,889

15,358

118,605

26,572

29,498

3,725

59,796
of which: Financial assets for unit-linked
investment contracts

14,027

7

0

14,034

14,802

171

0

14,973

13,071

1

0

13,072
of which: Corporate and municipal bonds

60

13,002

222

13,284

61

12,673

359

13,093

35

14,101

230

14,366
of which: Government bills / bonds

17,082

3,324

0

20,406

16,144

3,976

0

20,120

13,103

3,638

0

16,741
of which: Loans

0

8,089

8,178

16,267

0

10,395

7,861

18,256

0

3,602

736

4,337
of which: Securities financing transactions

0

38,690

108

38,798

0

43,798

109

43,907

0

7,590

114

7,704
of which: Auction rate securities

0

0

1,212

1,212

0

0

1,321

1,321

0

0

1,326

1,326
of which: Investment fund units

320

541

674

1,535

321

516

683

1,519

307

566

190

1,063
of which: Equity instruments

25

26

3,043

3,094

29

227

3,092

3,348

57

0

792

849
Financial assets measured at fair value through other comprehensive income on a recurring basis
Financial assets measured at fair value through
other comprehensive income

64

2,149

0

2,213

65

2,152

0

2,217

57

2,182

0

2,239
of which: Commercial paper and certificates
of deposit

0

1,927

0

1,927

0

1,926

0

1,926

0

1,878

0

1,878
of which: Corporate and municipal bonds

64

193

0

257

65

217

0

282

57

278

0

335
Non-financial assets measured at fair value on a recurring basis
Precious metals and other physical commodities

5,759

0

0

5,759

5,794

0

0

5,794

4,471

0

0

4,471
Non-financial assets measured at fair value on a non-recurring basis
Other non-financial assets
3

0

0

14

14

0

1

89

90

0

0

110

110
Total assets measured at fair value 145,350
310,082 26,971 482,402 156,152 308,188 27,023 491,364 128,110 207,269 6,788 342,166
of which: Credit Suisse
4
9,280
110,130 19,543 138,953 15,168 121,951 20,254 157,374

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

84
Note 9

Fair value measurement (continued)
Determination of fair values from quoted market

prices or valuation techniques (continued)
1
30.9.23 30.6.23
2
31.12.22
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value on a recurring basis
Financial liabilities at fair value held for trading

28,819

6,047

123

34,989

33,231

6,983

150

40,364

23,578

5,823

114

29,515
of which: Equity instruments

19,491

256

94

19,841

22,984

311

83

23,378

16,521

352

78

16,951
of which: Corporate and municipal bonds

37

4,906

24

4,966

32

5,639

61

5,731

36

4,643

27

4,707
of which: Government bills / bonds

8,124

767

0

8,891

9,159

957

0

10,115

5,880

706

1

6,587
of which: Investment fund units

1,168

73

3

1,244

1,057

46

3

1,106

1,141

84

3

1,229
Derivative financial instruments
1,249 191,182 5,589 198,019 1,007 187,375 6,800 195,182 640 152,582 1,684 154,906
of which: Foreign exchange

825

82,002

22

82,849

591

75,856

132

76,580

587

87,897

24

88,508
of which: Interest rate

1

63,744

252

63,997

0

61,690

355

62,045

0

37,429

116

37,545
of which: Equity / index

0

39,065

2,901

41,966

0

41,569

3,714

45,284

0

24,963

1,184

26,148
of which: Credit

31

3,997

618

4,646

2

5,629

605

6,235

0

920

279

1,199
of which: Commodities

7

1,670

21

1,697

6

1,685

37

1,728

0

1,309

52

1,361
of which: Loan commitments measured at
FVTPL

0

499

1,220

1,718

0

595

1,468

2,063

0

19

24

43
Financial liabilities designated at fair value on a recurring basis
Brokerage payables designated at fair value

0

41,313

0

41,313

0

43,852

0

43,852

0

45,085

0

45,085
Debt issued designated at fair value

0

108,621

17,514

126,135

0

105,951

19,099

125,050

0

63,111

10,527

73,638
Other financial liabilities designated at fair value

0

30,479

2,805

33,284

0

33,097

3,025

36,122

0

29,547

691

30,237
of which: Financial liabilities related to unit-
linked investment contracts

0

14,177

0

14,177

0

15,124

0

15,124

0

13,221

0

13,221
of which: Securities financing transactions

0

12,258

1

12,259

0

13,295

0

13,295

0

15,333

0

15,333
of which: Over-the-counter debt instruments
and others

0

4,044

2,804

6,848

0

4,678

3,025

7,703

0

993

691

1,684
Total liabilities measured at fair value
30,068 377,642 26,030 433,739 34,238 377,258 29,073 440,569 24,219 296,148 13,015 333,381
of which: Credit Suisse
4
2,912 98,797 12,280 113,989 4,442 104,499 14,741 123,681
1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for the periods presented.

2 Comparative-period information has been revised. Refer to Note 2 for more information.

3 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

4 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

85
Note 9

Fair value measurement (continued)
b) Valuation adjustments
The table below summarizes the changes

in deferred day-1 profit or loss reserves during the

relevant period.

Deferred day-1 profit or loss is generally released into
Other net income from financial instruments measured

at fair
value

through

profit

or

loss
when

the

pricing

of

equivalent

products

or

the

underlying

parameters

become
observable or

when the

transaction is

closed out.

In accordance

with IFRS,

no day-1

profit or

loss reserves

were
recognized on

positions acquired with

the Credit

Suisse Group

and no

significant new positions

were originated
between the acquisition date and 30 September

2023.
Deferred day-1 profit or loss reserves
For the quarter ended Year-to-date
USD m 30.9.23 30.6.23 30.9.22 30.9.23 30.9.22
Reserve balance at the beginning of the period

402

399

451

422

418
Profit / (loss) deferred on new transactions

37

78

84

196

245
(Profit) / loss recognized in the income statement

(42)

(75)

(108)

(228)

(235)
Foreign currency translation

(1)

(1)

(1)

(1)

(2)
Reserve balance at the end of the period

396

402

426

389

426
The table below summarizes other valuation

adjustment reserves recognized on the

balance sheet.
Other valuation adjustment reserves on the

balance sheet
As of
USD m 30.9.23 30.6.23 31.12.22
Own credit adjustments on financial liabilities designated at fair value
1

(565)

142

556
of which: debt issued designated at fair value

(616)

46

453
of which: other financial liabilities designated at fair value

51

96

103
Credit valuation adjustments
2

(134)

(151)

(33)
Funding and debit valuation adjustments

(118)

(172)

(46)
Other valuation adjustments

(2,792)

(2,911)

(839)
of which: liquidity

(1,824)

(1,905)

(311)
of which: model uncertainty

(969)

(1,005)

(529)
1 Own credit adjustments on financial liabilities designated at fair value includes amounts for TLAC notes.

2 Amount does not include reserves against defaulted counterparties.
Own

credit

adjustments on

financial

liabilities designated

at

fair

value

includes a

life-to-date loss

of USD 658m
attributable to Credit

Suisse.
Credit valuation adjustments

includes USD 104m from

the Credit

Suisse Group and
Funding

and debit

valuation adjustments

includes USD 44m

from

the Credit

Suisse Group.

Liquidity and

model
uncertainty adjustments in Credit Suisse amount to

USD 1,549m and USD 527m, respectively.
c) Level 3 instruments: valuation techniques

and inputs
The

table

below

presents material

Level 3

assets

and

liabilities,

together

with

the

valuation

techniques

used

to
measure fair value,

as well as

the inputs used

in a given

valuation technique that are

considered significant as of
30 September 2023

and unobservable, and a range of values

for those unobservable inputs.
The range of values

represents the highest- and

lowest-level inputs used in the valuation

techniques. Therefore, the
range does not reflect the level of uncertainty regarding a particular input or an assessment of the reasonableness of the Group’s estimates and assumptions, but rather the different underlying characteristics of the relevant assets and
liabilities held by the Group.

The significant unobservable

inputs disclosed in

the table below

are consistent with

those included in

“Note 20 Fair
value measurement” in the “Consolidated financial

statements” section of the Annual

Report 2022.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

86
Note 9

Fair value measurement (continued)
Valuation techniques and inputs

used in the fair value measurement of Level

3 assets and liabilities
Fair value
Significant unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation technique(s)
30.9.23 31.12.22
USD bn 30.9.23 31.12.22 30.9.23 31.12.22 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial assets and liabilities at fair value held for

trading and Financial assets at fair value not held for

trading
Corporate and municipal
bonds

1.4

0.8

0.0

0.0
Relative value to
market comparable Bond price equivalent

4

126

96

14

112

85
points
Discounted expected
cash flows Discount margin

215

374

368

412

412
basis
points
Traded loans,

loans
measured at fair value,
loan commitments and
guarantees

14.9

1.7

0.0

0.0
Relative value to
market comparable Loan price equivalent

1

140

91

30

100

97
points
Discounted expected
cash flows Credit spread

20

1,197

317

200

200

200
basis
points
Market comparable
and securitization
model Credit spread

152

1,763

326

145

1,350

322
basis
points
Option model Gap risk
5

0

4

0
%
Auction rate securities

1.2

1.3
Discounted expected
cash flows Credit spread

135

208

150

115

196

144
basis
points
Investment fund units
3

0.8

0.3

0.0

0.0
Relative value to
market comparable Net asset value
Equity instruments
3

3.4

0.9

0.1

0.1
Relative value to
market comparable Price
Debt issued designated at
fair value
4

17.5

10.5
Other financial liabilities
designated at fair value

2.8

0.7
Discounted expected
cash flows Funding spread

25

175

23

175
basis
points
Derivative financial instruments
Interest rate

0.8

0.5

0.3

0.1
Option model Volatility of interest rates

63

154

75

143
basis
points
Volatility of inflation

0

6
%
IR-to-IR correlation

0

100
%
Credit

0.6

0.3

0.6

0.3
Discounted expected
cash flows
Credit spreads

3

2,738

9

565
basis
points
Bond price equivalent

3

223

3

277
points
Recovery rates
6

0

100
%
Option model
Credit spreads

27

1,218
basis
points
Equity / index

1.3

0.7

2.9

1.2
Option model Equity dividend yields

0

16

0

20
%
Volatility of equity stocks,
equity and other indices

4

194

4

120
%
Equity-to-FX correlation

(40)

77

(29)

84
%
Equity-to-equity correlation

(50)

100

(25)

100
%
Loan commitments
measured at FVTPL

1.2
Relative value to
market comparable
Loan price equivalent

31

100
points
1 The ranges of significant unobservable inputs are represented in points, percentages and basis points.

Points are a percentage of par (e.g., 100 points would be 100% of par).

2 Weighted averages are provided for
most non-derivative financial instruments and were calculated by weighting inputs based on the

fair values of the respective instruments. Weighted averages are not provided for inputs related

to Other financial liabilities
designated at fair value

and Derivative financial instruments,

as this would not

be meaningful.

3 The range

of inputs is not

disclosed, as there is

a dispersion of values

given the diverse nature

of the investments.

4 Debt issued designated at fair value primarily consists of UBS structured notes, which include variable maturity notes with various equity and foreign exchange underlying risks, as well as rates-linked and credit-linked
notes, all of

which have embedded

derivative parameters

that are considered

to be unobservable.

The equivalent

derivative instrument parameters

for debt issued

or embedded derivatives

for over-the-counter

debt
instruments are presented in

the respective derivative

financial instruments lines in

this table.

5 Gap risk is

risk of unexpected large

declines in the underlying

values occurring between

collateral settlement dates.

6 Recovery rates reflect the estimated recovery that will be realized given expected defaults, they may vary significantly depending upon the specific assets and terms of each transaction.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

87
Note 9

Fair value measurement (continued)
d) Level 3 instruments: sensitivity to changes

in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or
more of

the unobservable

inputs to

reflect reasonably

possible alternative

assumptions would

change fair

value
significantly, and the estimated effect thereof.

The

sensitivity data

shown below

presents an

estimation of

valuation uncertainty

based

on

reasonably possible
alternative values for Level 3

inputs at the balance sheet

date and does not represent

the estimated effect of stress
scenarios. Typically,

these financial

assets and

liabilities are

sensitive to

a combination

of inputs

from Levels 1–3.
Although well-defined interdependencies may exist

between Level 1 / 2 parameters and

Level 3 parameters (e.g.,
between interest rates,

which are generally

Level 1 or Level 2,

and prepayments,

which are generally

Level 3), these
have not been incorporated

in the table. Furthermore,

direct interrelationships between

the Level 3 parameters are
not a significant element of the valuation uncertainty.
Sensitivity of fair value measurements to changes

in unobservable input assumptions
1
30.9.23 30.6.23
2
31.12.22
USD m
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Traded loans, loans measured at fair value and guarantees

426

(350)

468

(393)

19

(12)
Securities financing transactions

32

(35)

37

(37)

33

(37)
Auction rate securities

66

(22)

44

(44)

46

(46)
Asset-backed securities

56

(55)

48

(47)

27

(27)
Equity instruments

469

(413)

483

(397)

183

(161)
Investment fund units

134

(136)

127

(129)

19

(21)
Loan commitments measured at FVTPL

418

(399)

436

(393)

0

0
Interest rate derivatives, net

234

(109)

221

(111)

18

(12)
Credit derivatives, net

61

(57)

75

(67)

3

(4)
Foreign exchange derivatives, net

5

(4)

6

(6)

10

(5)
Equity / index derivatives, net

503

(453)

646

(614)

361

(330)
Other

302

(295)

296

(292)

20

(41)
Total

2,706

(2,327)

2,887

(2,530)

738

(696)
of which: Credit Suisse
3

2,036

(1,760)

2,157

(1,864)
1 Sensitivity of issued and over-the-counter debt instruments is reported with the equivalent derivative or Other.

2 Comparative-period information has been revised. Refer to Note 2 for more information.

3 Refer
to Note 2 for more information about the acquisition of the Credit Suisse Group.
e) Level 3 instruments: movements during

the period
The table below presents additional information about material Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities

may be hedged with instruments

classified as Level 1 or Level 2 in
the fair

value hierarchy

and, as

a

result,

realized and

unrealized gains

and losses

included in

the table

may not
include the effect of related hedging

activity. Furthermore, the realized and unrealized gains and losses presented
in the table are not

limited solely to those

arising from Level 3 inputs,

as valuations are generally

derived from both
observable and unobservable parameters.
Assets

and

liabilities

transferred

into

or

out

of

Level 3

are

presented

as

if

those

assets

or

liabilities

had

been
transferred at the beginning of the year.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

88
Note 9

Fair value measurement (continued)
Movements of Level 3 instruments
USD bn
Balance
at the

beginning
of the
period
Credit
Suisse
Level 3
assets and
liabilities
acquired
1
Net gains /
losses
included in
compre-
hensive
income
2
of which:
related to
instruments
held at the
end of the
period Purchases Sales Issuances Settlements
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign

currency

translation
Balance
at the
end
of the
period
For the nine months ended 30 September 2023
3
Financial assets at fair value held for
trading

1.5

7.9

(0.6)

(0.3)

0.8

(3.3)

2.2

(0.0)

0.3

(0.4)

(0.0)

8.4
of which: Investment fund units

0.1

0.1

0.0

0.0

0.0

(0.0)
0.0

(0.0)

0.0

(0.0)

0.0

0.1
of which: Corporate and municipal
bonds

0.5

1.1

(0.3)

(0.0)

0.6

(0.8)
0.0 0.0

0.1

(0.1)

(0.0)

1.2
of which: Loans

0.6

5.9

(0.2)

(0.2)

0.0

(2.0)

2.2

(0.0)

0.1

(0.2)

(0.0)

6.5
Derivative financial instruments –
assets

1.5

1.4

0.3

0.2

0.0

(0.0)

0.7

(0.4)

0.2

(0.5)

0.0

3.1
of which: Interest rate

0.5

0.2

0.2

0.2

0.0
0.0

0.1

(0.1)

0.0

(0.1)

(0.0)

0.8
of which: Equity / index

0.7

0.5

0.1

0.1

0.0

(0.0)

0.4

(0.2)

0.1

(0.3)

(0.0)

1.3
of which: Credit

0.3

0.2

(0.0)

(0.1)

0.0

(0.0)

0.1

(0.0)

0.1

(0.0)

0.0

0.6
Financial assets at fair value not held
for trading

3.7

11.6

(0.0)

(0.0)

2.1

(2.8)

0.0

(0.1)

1.3

(0.3)

0.0

15.5
of which: Loans

0.7

7.1

0.1

0.1

1.2

(1.8)

(0.0)

(0.0)

1.1

(0.3)

(0.0)

8.2
of which: Auction rate securities

1.3
0.0

0.0

0.0
0.0

(0.1)
0.0 0.0 0.0 0.0 0.0

1.2
of which: Equity instruments

0.8

2.1

(0.0)

(0.0)

0.5

(0.3)

0.0

(0.1)

0.1
0.0

(0.0)

3.0
Derivative financial instruments –
liabilities

1.7

4.3

(0.2)

0.0

(0.0)

(0.0)

1.3

(1.0)

0.2

(0.8)

(0.0)

5.6
of which: Interest rate

0.1

0.2

(0.0)

0.0

0.0
0.0

0.1

(0.1)

0.0

(0.1)

(0.0)

0.3
of which: Equity / index

1.2

1.7

(0.2)

(0.0)

0.0

(0.0)

0.8

(0.4)

0.1

(0.2)

(0.0)

2.9
of which: Credit

0.3

0.3

0.0

0.1

0.0

(0.0)

0.4

(0.1)

0.0

(0.4)

(0.0)

0.6
of which: Loan commitments
measured at FVTPL

0.0

1.5
0.0 0.0 0.0 0.0 0.0

(0.3)
0.0 0.0 0.0

1.2
Debt issued designated at fair value

10.5

8.5

0.0

(0.1)
0.0 0.0

4.7

(4.0)

1.0

(3.1)

(0.1)

17.5
Other financial liabilities designated at
fair value

0.7

2.1

0.1

0.1

0.0

(0.0)

0.1

(0.1)

0.0

(0.1)

(0.0)

2.8
For the nine months ended 30 September 2022
Financial assets at fair value held for
trading

2.3

(0.2)

(0.2)

0.3

(1.4)

0.3
0.0

0.3

(0.3)

(0.0)

1.3
of which: Investment fund units

0.0

0.0

0.0

0.0

(0.0)
0.0 0.0

0.1

(0.0)

(0.0)

0.1
of which: Corporate and municipal
bonds

0.6

(0.0)

(0.0)

0.2

(0.2)
0.0 0.0

0.0

(0.0)

(0.0)

0.5
of which: Loans

1.4

(0.1)

(0.1)

0.0

(1.1)

0.3
0.0 0.0

(0.2)

(0.0)

0.5
Derivative financial instruments –
assets

1.1

0.8

0.5
0.0 0.0

0.6

(0.7)

0.1

(0.1)

(0.1)

1.7
of which: Interest rate

0.5

0.2

0.2
0.0 0.0

0.0

(0.1)

0.1

(0.1)

(0.1)

0.5
of which: Equity / index

0.4

0.4

0.3
0.0 0.0

0.2

(0.3)

0.0

(0.0)

(0.0)

0.7
of which: Credit

0.2

0.1

(0.1)
0.0 0.0

0.2

(0.2)

0.0

0.0

0.0

0.4
Financial assets at fair value not held
for trading

4.2

0.1

0.1

0.6

(0.8)

0.1

(0.0)

0.1

(0.3)

(0.1)

3.9
of which: Loans

0.9

(0.0)

(0.1)

0.4

(0.4)

0.1
0.0

0.0

(0.3)

(0.0)

0.7
of which: Auction rate securities

1.6

0.1

0.1

0.0
0.0 0.0 0.0 0.0 0.0 0.0

1.7
of which: Equity instruments

0.7

0.0

0.0

0.1

(0.1)
0.0 0.0

0.1
0.0

(0.0)

0.8
Derivative financial instruments –
liabilities

2.2

(0.8)

(0.6)
0.0 0.0

1.3

(0.8)

0.1

(0.2)

(0.2)

1.7
of which: Interest rate

0.3

(0.2)

(0.1)
0.0 0.0

0.1

(0.0)

0.0

0.0

(0.1)

0.1
of which: Equity / index

1.5

(0.5)

(0.5)
0.0 0.0

1.0

(0.7)

0.0

(0.2)

(0.1)

1.2
of which: Credit

0.3

(0.1)

(0.1)
0.0 0.0

0.1

(0.0)

0.1

(0.0)

(0.0)

0.3
Debt issued designated at fair value

14.2

(2.7)

(2.3)
0.0 0.0

4.4

(3.0)

0.5

(3.0)

(0.5)

9.9
Other financial liabilities designated at
fair value

0.8

0.0

0.0
0.0 0.0

0.2

(0.3)

0.0

(0.0)

(0.1)

0.7
1 Information has been revised. Refer to Note 2 for more information.

2 Net gains / losses included in comprehensive income are recognized in Net interest income and Other net income from financial instruments
measured at fair value through profit or loss in the Income statement, and also in Gains / (losses) from own credit on financial liabilities designated at fair value, before tax in the Statement of comprehensive income.

3 Total Level 3 assets as of 30 September 2023 were USD 27.0bn (31 December 2022: USD 6.8bn). Total

Level 3 liabilities as of 30 September 2023 were USD 26.0bn (31 December 2022: USD 13.0bn).

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

89
Note 9

Fair value measurement (continued)
f) Financial instruments not measured

at fair value
The table

below reflects

the estimated

fair values

of financial

instruments not

measured at

fair value.

Valuation
principles applied

when determining fair

value estimates for

financial instruments not

measured at

fair value

are
consistent with those described in “Note 20

Fair value measurement” in the “Consolidated financial statements”
section of the Annual Report 2022.
Financial instruments not measured at fair value
30.9.23 30.6.23
1
31.12.22
USD bn
Carrying
amount Fair value
Carrying
amount Fair value
Carrying
amount Fair value
Assets
Cash and balances at central banks

262.4

262.4

261.6

261.6

169.4

169.4
Amounts due from banks

21.3

21.2

24.4

24.3

14.8

14.8
Receivables from securities financing transactions measured at amortized cost

84.9

84.9

86.5

86.6

67.8

67.8
Cash collateral receivables on derivative instruments

55.6

55.6

54.3

54.3

35.0

35.0
Loans and advances to customers

624.9

613.4

645.8

633.5

387.2

374.9
Other financial assets measured at amortized cost

64.2

61.2

64.9

62.5

53.3

50.8
Liabilities
Amounts due to banks

68.5

68.5

99.2

99.2

11.6

11.6
Payables from securities financing transactions measured at amortized cost

15.0

14.9

22.3

22.3

4.2

4.2
Cash collateral payables on derivative instruments

41.5

41.5

41.4

41.4

36.4

36.4
Customer deposits

733.1

734.5

712.5

712.3

525.1

524.8
Debt issued measured at amortized cost

224.0

224.3

230.9

229.9

114.6

113.5
Other financial liabilities measured at amortized cost
2

13.7

13.7

13.6

13.7

6.2

6.2
1 Comparative-period information has been revised. Refer to Note 2 for more information.

2 Excludes lease liabilities.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

90
Note 10

Derivative instruments
a) Derivative instruments
As of 30.9.23, USD bn
Derivative
financial
assets
Derivative
financial
liabilities
Notional values
related to derivative
financial assets and
liabilities
1
Other
notional
values
2
Derivative financial instruments
Interest rate

65.5

64.0

3,808
3

21,893
Credit derivatives

4.0

4.6

329
Foreign exchange

85.1

82.8

7,092

108
Equity / index

37.4

42.0

1,219

429
Commodities

1.9

1.7

154

21
Other
4

0.7

2.9

154
Total derivative financial instruments, based on IFRS netting
5

194.7

198.0

12,756

22,451
of which: Credit Suisse
6

61.5

66.1

2,586

7,930
Further netting potential not recognized on the balance

sheet
7

(175.6)

(180.7)
of which: netting of recognized financial liabilities / assets

(144.2)

(144.2)
of which: netting with collateral received / pledged

(31.4)

(36.5)
Total derivative financial instruments, after consideration of further netting potential

19.1

17.3
As of 30.6.23, USD bn
8
Derivative financial instruments
Interest rate

63.7

62.0

3,788

3

25,438
Credit derivatives

5.4

6.2

379
Foreign exchange

74.7

76.6

7,350

82
Equity / index

39.7

45.3

1,192

497
Commodities

1.7

1.7

159

23
Other
4

0.8

3.3

168
Total derivative financial instruments, based on IFRS netting
5

185.9

195.2

13,037

26,040
of which: Credit Suisse
6

63.2

68.7

2,832

10,689
Further netting potential not recognized on the balance

sheet
7

(170.0)

(174.9)
of which: netting of recognized financial liabilities / assets

(140.0)

(140.0)
of which: netting with collateral received / pledged

(30.0)

(34.9)
Total derivative financial instruments, after consideration of further netting potential

15.9

20.2
As of 31.12.22, USD bn
Derivative financial instruments
Interest rate

39.8

37.5

2,080

11,255
Credit derivatives

1.0

1.2

74
Foreign exchange

85.5

88.5

6,080

40
Equity / index

22.2

26.1

886

63
Commodities

1.4

1.4

132

18
Other
4

0.2

0.1

50
Total derivative financial instruments, based on IFRS netting
5

150.1

154.9

9,302

11,376
Further netting potential not recognized on the balance

sheet
7

(139.4)

(137.1)
of which: netting of recognized financial liabilities / assets

(110.9)

(110.9)
of which: netting with collateral received / pledged

(28.5)

(26.2)
Total derivative financial instruments, after consideration of further netting potential

10.7

17.8
1 In cases where derivative

financial instruments are presented

on a net basis

on the balance sheet,

the respective notional

values of the netted

derivative financial instruments

are still presented on

a gross basis.
Notional amounts of client-cleared ETD and OTC transactions

through central clearing counterparties are not disclosed, as they have a significantly different risk profile.

2 Other notional values relate to derivatives
that are cleared through either

a central counterparty or an

exchange and settled on a

daily basis (except for

OTC derivatives

settled through collateralized-to-market arrangements, which are presented under

Derivative
financial assets and Derivative financial liabilities). The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on

derivative instruments and was not

material for all periods presented.

3 Includes USD 246bn (30 June 2023:

USD 225bn) related to OTC

derivatives settled through collateralized-
to-market arrangements.

4 Includes mainly Loan commitments measured at FVTPL, as

well as unsettled purchases and sales of non-derivative

financial instruments for which the changes in the

fair value between
trade date and settlement date are recognized as

derivative financial instruments.

5 Financial assets and liabilities are presented net on the

balance sheet if UBS has the unconditional and legally

enforceable right
to offset the recognized amounts, both

in the normal course of business

and in the event of default, bankruptcy

or insolvency of UBS or its

counterparties, and intends either to

settle on a net basis or to

realize the
asset and settle the liability simultaneously.

6 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.

7 Reflects the netting potential in accordance with enforceable master netting and similar

arrangements where

not all

criteria for

a net

presentation on

the balance

sheet have

been met.

Refer to

“Note 21

Offsetting financial

assets and

financial liabilities”

in the

“Consolidated financial
statements” section of the Annual Report 2022 for more information.

8 Comparative-period information has been revised. Refer to Note 2 for more information.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

91
Note 10

Derivative instruments (continued)
b) Cash collateral on derivative instruments
USD bn
Receivables
30.9.23
Payables
30.9.23
Receivables
30.6.23
Payables
30.6.23
Receivables
31.12.22
Payables
31.12.22
Cash collateral on derivative instruments, based on IFRS netting
1

55.6

41.5

54.3

41.4

35.0

36.4
of which: Credit Suisse
2

19.6

9.8

19.3

10.0
Further netting potential not recognized on the balance

sheet
3

(35.0)

(27.2)

(34.1)

(26.7)

(22.9)

(21.9)
of which: netting of recognized financial liabilities / assets

(31.6)

(23.8)

(30.4)

(22.9)

(20.9)

(20.0)
of which: netting with collateral received / pledged

(3.4)

(3.4)

(3.8)

(3.8)

(1.9)

(1.9)
Cash collateral on derivative instruments, after consideration of further netting potential

20.6

14.4

20.2

14.7

12.1

14.5
1 Financial assets and liabilities are presented

net on the balance sheet if UBS

has the unconditional and legally enforceable

right to offset the recognized amounts,

both in the normal course of business

and in the
event of default, bankruptcy or insolvency of UBS or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

2 Refer to Note 2 for more information
about the acquisition of the Credit Suisse Group.

3 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance
sheet have been met. Refer to “Note 21 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2022 for more information.

Note 11

Other assets and liabilities

a) Other financial assets measured at

amortized cost
USD m 30.9.23 30.6.23
1
31.12.22
Debt securities

44,391

43,664

44,594
Loans to financial advisors

2,582

2,588

2,611
Fee- and commission-related receivables

2,509

2,762

1,812
Finance lease receivables

5,829

5,868

1,315
Settlement and clearing accounts

410

811

1,175
Accrued interest income

2,846

2,746

1,259
Other

5,592

6,477

499
Total other financial assets measured at amortized cost

64,158

64,916

53,264

of which: Credit Suisse
2

11,460

12,829
1 Comparative-period information has been revised. Refer to Note 2 for more information.

2 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.
b) Other non-financial assets
USD m 30.9.23 30.6.23 31.12.22
Precious metals and other physical commodities

5,759

5,794

4,471
Deposits and collateral provided in connection with litigation,

regulatory and similar matters
1

2,938

3,006

2,205
Prepaid expenses

2,735

3,138

1,076
Current tax assets

1,262

1,331

182
VAT,

withholding tax and other tax receivables

1,262

1,279

1,286
Properties and other non-current assets held for sale

146

485

369
Other

1,988

1,885

578
Total other non-financial assets

16,091

16,919

10,166
of which: Credit Suisse
2

6,553

6,971
1 Refer to Note 15 for more information.

2 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.
c) Other financial liabilities measured at

amortized cost
USD m 30.9.23 30.6.23 31.12.22
Other accrued expenses

3,221

3,653

1,760
Accrued interest expenses

5,098

4,639

1,949
Settlement and clearing accounts

1,639

1,931

1,075
Lease liabilities

5,543

5,810

3,334
Other

3,710

3,370

1,457
Total other financial liabilities measured at amortized cost

19,211

19,403

9,575
of which: Credit Suisse
1

8,061

7,415
1 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.
d) Other financial liabilities designated at

fair value

USD m 30.9.23 30.6.23 31.12.22
Financial liabilities related to unit-linked investment contracts

14,177

15,124

13,221
Securities financing transactions

12,259

13,295

15,333
Over-the-counter debt instruments and other

6,848

7,703

1,684
Total other financial liabilities designated at fair value

33,284

36,122

30,237
of which: Credit Suisse
1

5,563

6,996
1 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

92
Note 11

Other assets and liabilities (continued)
e) Other non-financial liabilities
USD m 30.9.23 30.6.23
1
31.12.22
Compensation-related liabilities

8,399

7,310

6,822
of which: net defined benefit liability

748

777

469
Current tax liabilities

1,562

1,630

1,071
Deferred tax liabilities

353

434

236
VAT,

withholding tax and other tax payables

804

822

592
Deferred income

652

730

235
Other

832

970

84
Total other non-financial liabilities

12,603

11,896

9,040
of which: Credit Suisse
2

4,416

4,285
1 Comparative-period information has been revised. Refer to Note 2 for more information.

2 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.

Note 12

Debt issued designated at fair value
USD m 30.9.23 30.6.23 31.12.22
Issued debt instruments
Equity-linked
1

61,483

64,446

41,901
Rates-linked and fixed-rate

47,229

42,676

22,814
Credit-linked

7,766

7,655

2,170
Commodity-linked

4,141

4,234

4,294
Other

5,515

6,039

2,459
of which: debt that contributes to total loss-absorbing capacity

3,766

4,287

1,959
Total debt issued designated at fair value

126,135

125,050

73,638
of which: Credit Suisse
2

38,864

42,396
1 Includes investment fund unit-linked instruments issued.

2 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.

Note 13

Debt issued measured at amortized cost
USD m 30.9.23 30.6.23 31.12.22
Short-term debt
1

38,043

40,522

29,676
of which: Credit Suisse

1,691

4,932
Senior unsecured debt that contributes to total loss-absorbing capacity (TLAC)

99,052

97,927

42,073
Senior unsecured debt other than TLAC

42,689

43,508

17,892
Covered bonds

3,813

3,934
Subordinated debt

14,248

16,832

16,017
of which: eligible as high-trigger loss-absorbing additional tier 1 capital instruments

9,871

9,928

9,882
of which: eligible as low-trigger loss-absorbing additional

tier 1 capital instruments

1,195

1,190

1,189
of which: eligible as low-trigger loss-absorbing tier 2 capital instruments

0

0

2,422
of which: eligible as non-Basel III-compliant tier 2 capital instruments

536

539

536
Debt issued through the Swiss central mortgage institutions

24,807

24,862

8,962
Other long-term debt

1,372

3,273
Long-term debt
2

185,982

190,336

84,945
of which: Credit Suisse
3

41,147

52,406
Total debt issued measured at amortized cost
4

224,025

230,857

114,621
1 Debt with an original contractual maturity

of less than one year,

includes mainly certificates of deposit and

commercial paper.

2 Debt with an original contractual

maturity greater than or equal to one

year. The
classification of debt

issued into short-term

and long-term does

not consider any

early redemption features.

3 Refer to Note

2 for more

information about the

acquisition of the

Credit Suisse Group.

4 Net of
bifurcated embedded derivatives, the fair value of which was not material for the periods presented.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

93
Note 14

Interest rate benchmark reform
During 2023, the Group

has largely completed the

transition of the remaining

USD London Interbank

Offered Rate
(LIBOR) contracts,

with corporate

loans of

approximately USD 1bn

(predominantly attributable

to positions

acquired
through the acquisition of the Credit Suisse

Group) as of 30 September 2023 relying on synthetic

LIBOR rates.
The Group

has approximately

USD 6bn equivalent

of yen-,

pounds sterling-

and US

dollar-denominated publicly
issued benchmark bonds (including approximately USD 3bn

of benchmark notes assumed

by UBS Group AG as a
result

of

the

acquisition

of

the

Credit

Suisse

Group)

that,

per

current

contractual

terms,

if

not

called

on

their
respective call dates, would reset based directly on JPY LIBOR, GBP LIBOR and USD

LIBOR, respectively. In October
2023, it was announced that

approximately USD 1bn of these

instruments would be redeemed

in November 2023
(on their first

call date). In

addition, certain

benchmark bonds

publicly issued

by the Group

reference rates

indirectly
derived from IBORs, if they are not

called on their respective call dates. These

bonds have robust fallback language
and the confirmation of interest rate calculation

mechanics will be communicated in advance

of any rate resets.

Note 15

Provisions and contingent liabilities
a) Provisions and contingent liabilities
The table below presents an overview of total provisions

and contingent liabilities.
USD m 30.9.23 30.6.23
1
31.12.22
Provisions related to expected credit losses (IFRS 9, Financial Instruments )
2

337

327

201
Provisions related to Credit Suisse loan commitments (IFRS

3,
Business Combinations )
3

2,246

2,462
Provisions related to litigation, regulatory and similar matters

(IAS 37,
Provisions, Contingent Liabilities and Contingent Assets )

4,017

6,126

2,586
Acquisition-related contingent liabilities (IFRS 3, Business Combinations )
3

2,973

2,992
Other provisions

1,942

1,044

456
Total provisions and contingent liabilities

11,515

12,951

3,243
of which: Credit Suisse
3

9,164

9,092
1 Comparative-period information has been revised. Refer to Note 2 for more information.

2 Refer to Note 8c for more information.

3 Refer to Note 2 for more information about the acquisition of the Credit Suisse
Group.
The table below presents

additional information for provisions related

to litigation, regulatory and similar matters
and other provisions.
USD m
Litigation,
regulatory and
similar matters
1
Other
2
Total
Balance as of 31 December 2022

2,586

456

3,042
Balance as of 30 June 2023

6,126

1,044

7,170
Increase in provisions recognized in the income statement

26

999

1,024
Release of provisions recognized in the income statement

(14)

(9)

(23)
Provisions used in conformity with designated purpose

(2,108)

(84)

(2,192)
Foreign currency translation and other movements

(12)

(8)

(20)
Balance as of 30 September 2023

4,017

1,942

5,959
of which: Credit Suisse
3

2,283

1,501

3,784
1 Consists of provisions for losses resulting

from legal, liability and compliance risks.

2 Mainly includes provisions in connection

with the ongoing integration activities and

related to onerous contracts,

real estate
and employee benefits.

3 Refer to Note 2 for more information about the acquisition of the

Credit Suisse Group.
Information about provisions and

contingent liabilities in respect of

litigation, regulatory and similar matters,

as a
class,

is

included

in

Note

15b.

There

are

no

material

contingent

liabilities

associated

with

the

other

classes

of
provisions.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

94
Note 15

Provisions and contingent liabilities

(continued)
b) Litigation, regulatory and similar matters
The Group operates in

a legal and regulatory

environment that exposes it to

significant litigation and similar risks
arising from

disputes and regulatory

proceedings. As a

result, UBS (which

for purposes of

this Note

may refer to
UBS

Group

AG

and/or

one

or

more

of

its

subsidiaries,

as

applicable)

is

involved

in

various

disputes

and

legal
proceedings, including litigation, arbitration,

and regulatory and criminal investigations.
Such matters are subject

to many uncertainties,

and the outcome and the

timing of resolution are

often difficult to
predict,

particularly in

the

earlier

stages

of

a

case.

There

are

also

situations

where

the

Group

may

enter into

a
settlement

agreement.

This

may

occur

in

order

to

avoid

the

expense,

management

distraction

or

reputational
implications of

continuing to

contest liability,

even

for those

matters for

which

the Group

believes it

should be
exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters

with respect to

which provisions have

been established and

other contingent liabilities.

The Group
makes

provisions

for

such

matters

brought

against

it

when,

in

the

opinion

of

management

after

seeking legal
advice, it

is more

likely than

not that

the Group

has a

present legal

or constructive obligation

as a

result of

past
events, it

is probable

that an

outflow of

resources will

be required,

and the

amount can

be reliably

estimated. Where
these factors

are

otherwise satisfied,

a

provision may

be

established for

claims that

have

not

yet been

asserted
against the

Group, but

are nevertheless

expected to

be, based

on

the Group’s

experience with

similar asserted
claims.

If

any

of

those

conditions

is

not

met,

such

matters

result

in

contingent

liabilities.

If

the

amount

of

an
obligation cannot

be reliably

estimated, a

liability exists

that is

not recognized

even if

an outflow

of resources

is
probable. Accordingly, no

provision is

established even if

the potential

outflow of resources

with respect

to such
matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior

to

the

issuance

of

financial

statements, which

affect

management’s assessment

of

the

provision

for

such
matter

(because,

for

example,

the

developments provide

evidence of

conditions that

existed

at

the

end

of

the
reporting

period),

are

adjusting

events

after

the

reporting period

under

IAS

10

and

must

be

recognized in

the
financial statements for the reporting period.
Specific litigation, regulatory and other matters are

described below, including all such matters that

management
considers to be material and others that management believes to be of significance to the Group due to potential financial,

reputational

and

other

effects.

The

amount

of

damages

claimed,

the

size

of

a

transaction

or

other
information is

provided where

available and

appropriate in order

to assist

users in

considering the

magnitude of
potential exposures.
In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we

make this statement and we expect

disclosure of the amount of a provision

to
prejudice seriously our

position with other

parties in the

matter because it

would reveal what

UBS believes to

be
the

probable

and

reliably estimable

outflow, we

do

not

disclose

that amount.

In

some

cases we

are

subject to
confidentiality obligations

that preclude

such disclosure.

With respect

to the

matters for

which we

do not

state
whether we have

established a provision,

either: (a) we

have not established

a provision; or

(b) we have

established
a provision

but expect

disclosure of

that fact

to prejudice

seriously our

position with

other parties

in the

matter
because it would reveal the fact that

UBS believes an outflow of resources to be probable

and reliably estimable.
With respect to certain litigation, regulatory

and similar matters for which we

have established provisions, we are
able to

estimate the expected

timing of outflows.

However, the aggregate

amount of the

expected outflows for
those matters for which we

are able to estimate expected

timing is immaterial relative to

our current and expected
levels of liquidity over the relevant time periods.
The

aggregate

amount

provisioned

for

litigation,

regulatory

and

similar

matters

as

a

class

is

disclosed

in

the
“Provisions”

table

in

Note

15a

above. It

is

not

practicable

to

provide

an

aggregate

estimate

of

liability

for

our
litigation, regulatory

and similar

matters as

a class

of contingent

liabilities beyond

what has

been identified

as a
consequence of

the acquisition

of Credit

Suisse as

set out

below. Doing

so would

require UBS

to provide

speculative
legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet

been initiated

or are

at early

stages of

adjudication,

or as

to which

alleged damages

have not

been quantified
by the claimants. Although

UBS therefore cannot provide a

numerical estimate of the

future losses that could arise
from litigation,

regulatory and

similar matters,

UBS believes

that the

aggregate amount

of possible

future losses
from this class that are more than remote

substantially exceeds the level of current

provisions.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

95
Note 15

Provisions and contingent liabilities

(continued)
Litigation, regulatory

and similar

matters may

also result

in non-monetary

penalties and

consequences. A

guilty plea
to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate

licenses and regulatory authorizations, and may

permit financial market
utilities to

limit, suspend

or terminate

UBS’s participation

in such

utilities. Failure

to obtain

such waivers,

or any
limitation, suspension

or termination

of licenses,

authorizations or

participations, could

have material

consequences
for UBS.
The

risk

of

loss

associated with

litigation, regulatory

and

similar matters

is

a

component of

operational risk

for
purposes of determining

capital requirements.

Information concerning

our capital requirements

and the calculation
of operational risk for this purpose is included

in the “Capital management” section of

this report.
Matters related

to Credit

Suisse entities

are separately

described herein.

The amounts

shown in

the table

below
reflect the provisions

recorded under IFRS

accounting principles.

In connection with

the acquisition of

Credit Suisse,
UBS Group AG additionally has reflected

in its purchase accounting under IFRS

3 a further valuation adjustment of
USD 3bn reflecting an

estimate of outflows relating

to contingent liabilities for

all present obligations included in
the scope of the acquisition at fair value upon closing, even if it is not probable that they will

result in an outflow
of resources, significantly

increasing the recognition

threshold for litigation

liabilities beyond those

that generally
apply under IFRS and US GAAP.
Provisions for litigation, regulatory and similar matters

by business division and in Group Items
1
USD m
Global Wealth
Management
Personal &
Corporate
Banking

Asset
Management
Investment
Bank
Non-core
and Legacy
2
Group Items
2
Total
Balance as of 31 December 2022

1,182

159

8

308

770

158

2,586
Balance as of 30 June 2023

1,289

163

8

329

4,174

163

6,126
Increase in provisions recognized in the income statement

24

0

1

0

0

0

26
Release of provisions recognized in the income statement

(2)

(9)

0

0

(2)

0

(14)
Provisions used in conformity with designated purpose

(123)

0

0

(57)

(1,928)

0

(2,108)
Foreign currency translation and other movements

(27)

(5)

0

0

21

0

(12)
Balance as of 30 September 2023

1,160

149

9

272

2,264

163

4,017
of which: Credit Suisse
3

11

0

0

7

2,260

3

2,283
1 Provisions, if any,

for the matters described in items

A3, B8 and B10 of this Note

are recorded in Global Wealth Management

;

provisions, if any,

for the matters described in items

A2, B1, B2, B3, B4, B5,

B6, B7,
B9, B11 and

B12 of this

Note are recorded

in Non-core and

Legacy; provisions,

if any,

for the matters

described in items

B13 and B14

of this Note

are recorded in

Group Items.

Provisions, if

any, for

the matters
described in items A1 and A5 of this Note are allocated between Global Wealth Management and Personal & Corporate Banking; and provisions, if any, for the matters described in item A4 are allocated between the
Investment Bank and Group Items.

2 Starting with the third quarter of 2023, Non-core and Legacy represents a separate reportable segment and Group Functions has been renamed Group Items. Prior periods have been revised to reflect these changes.

3 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.
A. Litigation, regulatory and similar matters

involving UBS AG and subsidiaries
1. Inquiries regarding cross-border wealth management

businesses

Tax

and regulatory

authorities in

a number

of countries

have made

inquiries, served

requests for

information or
examined

employees

located

in

their

respective

jurisdictions

relating

to

the

cross-border

wealth

management
services provided by UBS and other financial institutions.
Since 2013, UBS

(France) S.A., UBS AG

and certain former employees

have been under investigation in

France in
relation to UBS’s cross-border business with French

clients. In connection with this investigation, the

investigating
judges ordered UBS AG to provide bail (“
caution
”) of EUR 1.1bn.
In 2019,

the court of

first instance

returned a verdict

finding UBS AG

guilty of

unlawful solicitation of

clients on
French territory and aggravated

laundering of the proceeds

of tax fraud, and UBS

(France) S.A. guilty of aiding

and
abetting unlawful

solicitation and of

laundering the

proceeds of

tax fraud.

The court

imposed fines

aggregating
EUR 3.7bn on UBS AG and UBS (France) S.A. and awarded EUR 800m of civil damages to the French state. A trial
in the French Court of Appeal took

place in March 2021. In December 2021, the Court

of Appeal found UBS AG
guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud. The court ordered a fine of
EUR

3.75m,

the

confiscation

of

EUR

1bn,

and

awarded

civil

damages

to

the

French

state

of

EUR

800m.

UBS
appealed the decision

to the French

Supreme Court. On

27 September 2023,

the Supreme Court

held a hearing
on

UBS’s appeal.

At

the conclusion

of the

hearing the

court stated

that it

will communicate

its

decision on

15
November 2023. The fine and confiscation imposed

by the Court of Appeal are suspended during the

appeal. The
civil damages award has been paid to the French

state (EUR 99m of which was deducted from the bail),

subject to
the result of UBS’s appeal.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

96
Note 15

Provisions and contingent liabilities

(continued)
Our

balance sheet

at 30

September 2023

reflected provisions

with respect

to this

matter in

an

amount of

EUR
1.1bn (USD 1.2bn).

The wide range

of possible outcomes

in this

case contributes to

a high

degree of estimation
uncertainty and the provision

reflects our best estimate

of possible financial implications,

although actual penalties
and civil damages could exceed (or may be less

than) the provision amount.
2. Claims related to sales of residential mortgage-backed

securities and mortgages
From 2002

through 2007,

prior to

the crisis

in the

US residential

loan market,

UBS was

a substantial

issuer and
underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential
mortgages.

In 2018,

the DOJ

filed a

civil complaint

in the

District Court

for the

Eastern District

of New

York. The

complaint
seeks unspecified civil monetary

penalties under the

Financial Institutions Reform, Recovery and

Enforcement Act
of 1989 related to UBS’s issuance, underwriting and sale of 40 RMBS transactions in 2006 and 2007. UBS moved
to dismiss the

civil complaint in 2019.

Later in 2019, the

district court denied UBS’s

motion to dismiss. In

August
2023, UBS reached a settlement

with the DOJ, under

which UBS paid USD 1.435bn

to resolve all civil claims

by the
DOJ.
3. Madoff
In relation to

the Bernard

L. Madoff Investment

Securities LLC (BMIS)

investment fraud,

UBS AG, UBS

(Luxembourg)
S.A. (now UBS

Europe SE, Luxembourg

branch) and certain

other UBS subsidiaries have

been subject to

inquiries
by a

number of

regulators, including

the Swiss

Financial Market

Supervisory Authority

(FINMA) and

the Luxembourg
Commission

de

Surveillance

du

Secteur

Financier.

Those

inquiries

concerned

two

third-party

funds

established
under Luxembourg

law,

substantially all

assets of

which were

with BMIS,

as well

as certain

funds established

in
offshore

jurisdictions

with

either

direct

or

indirect

exposure

to

BMIS.

These

funds

faced

severe

losses,

and

the
Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles,

including custodian,

administrator,

manager,

distributor and

promoter,

and indicates

that UBS

employees
serve as board members.
In 2009 and 2010, the liquidators

of the two Luxembourg funds

filed claims against UBS entities,

non-UBS entities
and certain individuals, including

current and former UBS employees,

seeking amounts totaling approximately

EUR
2.1bn, which

includes amounts

that the

funds may

be held

liable to

pay the

trustee for

the liquidation

of BMIS
(BMIS Trustee).
A large number of alleged beneficiaries have filed claims

against UBS entities (and non-UBS entities) for purported
losses relating to

the Madoff fraud.

The majority of

these cases have

been filed in

Luxembourg, where decisions
that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed

a further appeal in one of the test

cases.
In the

US, the

BMIS Trustee

filed claims

against UBS

entities, among

others, in

relation to

the two

Luxembourg
funds and one of

the offshore funds. The

total amount claimed against

all defendants in

these actions was

not less
than USD

2bn. In

2014, the

US Supreme

Court rejected

the BMIS

Trustee’s motion for

leave to

appeal decisions
dismissing all

claims except

those for

the recovery

of approximately

USD 125m

of payments

alleged to

be fraudulent
conveyances

and

preference

payments.

In

2016,

the

bankruptcy

court

dismissed

these

claims

against

the

UBS
entities. In 2019,

the Court of Appeals

reversed the dismissal of

the BMIS Trustee’s remaining

claims, and the US
Supreme Court

subsequently denied

a petition seeking

review of the

Court of Appeals’

decision. The case

has been
remanded to the Bankruptcy Court for further

proceedings.
4. Foreign exchange, LIBOR and benchmark rates,

and other trading practices
Foreign exchange-related regulatory matters:

Beginning in 2013, numerous authorities commenced investigations concerning possible

manipulation of

foreign

exchange markets

and

precious

metals prices.

As

a

result

of these
investigations,

UBS

entered

into

resolutions

with

Swiss,

US

and

United

Kingdom

regulators

and

the

European
Commission. UBS

was granted

conditional immunity

by the Antitrust

Division of

the DOJ

and by

authorities in

other
jurisdictions

in

connection

with

potential

competition

law

violations

relating

to

foreign

exchange

and

precious
metals businesses.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

97
Note 15

Provisions and contingent liabilities

(continued)
Foreign exchange-related civil litigation:

Putative class actions have been filed since 2013 in US federal courts and
in other jurisdictions against

UBS and other banks on

behalf of putative classes of

persons who engaged in foreign
currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with

the defendant banks

and persons who

transacted in foreign

exchange futures
contracts and options on such futures

under a settlement agreement that

provides for UBS to pay an

aggregate of
USD 141m and

provide cooperation

to the

settlement classes.

Certain class

members have

excluded themselves
from that

settlement

and have

filed individual

actions in

US and

English courts

against

UBS and

other banks,

alleging
violations of

US and

European competition laws

and unjust

enrichment. UBS

and the

other banks

have resolved
those individual matters.
In

2015, a

putative

class action

was filed

in

federal court

against UBS

and numerous

other banks

on

behalf of
persons and

businesses in

the US

who directly

purchased foreign

currency from

the defendants

and alleged

co-
conspirators for

their own

end use.

In 2022,

the court

denied plaintiffs’

motion for

class certification.

In March
2023, the court granted defendants’ summary

judgment motion, dismissing the case. Plaintiffs

have appealed.
LIBOR and other benchmark-related regulatory

matters:

Numerous government agencies conducted investigations
regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. UBS reached settlements or otherwise concluded investigations relating to benchmark interest rates with the investigating authorities. UBS

was granted conditional leniency or

conditional immunity from authorities
in certain jurisdictions,

including the Antitrust

Division of the DOJ

and the Swiss Competition

Commission (WEKO),
in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the

Secretariat of WEKO has asserted that UBS does

not qualify for full
immunity.
LIBOR and

other benchmark-related

civil litigation:

A number

of putative

class actions

and other

actions are

pending
in the federal

courts in New

York against UBS

and numerous other banks

on behalf of

parties who transacted in
certain interest rate benchmark-based derivatives. Also

pending in the US

and in other jurisdictions are

a number
of other

actions asserting losses

related to

various products whose

interest rates were

linked to

LIBOR and other
benchmarks, including

adjustable rate

mortgages, preferred

and debt securities,

bonds pledged

as collateral, loans,
depository

accounts,

investments

and

other

interest-bearing

instruments.

The

complaints

allege

manipulation,
through

various

means,

of

certain

benchmark

interest

rates,

including

USD LIBOR,

Euroyen

TIBOR,

Yen

LIBOR,
EURIBOR,

CHF LIBOR,

GBP

LIBOR

and

seek

unspecified

compensatory

and

other

damages

under

varying

legal
theories.
USD LIBOR class

and individual

actions in

the US:
In 2013

and 2015,

the district

court in

the USD LIBOR

actions
dismissed, in whole or in

part, certain plaintiffs’ antitrust

claims, federal racketeering claims,

Commodity Exchange
Act claims, and state common law

claims, and again dismissed the

antitrust claims in 2016 following

an appeal. In
2021, the

Second Circuit affirmed

the district court’s

dismissal in

part and

reversed in part

and remanded to

the
district

court

for

further

proceedings.

The

Second

Circuit,

among

other

things,

held

that

there

was

personal
jurisdiction over

UBS and

other foreign

defendants.

Separately, in

2018, the

Second Circuit

reversed in

part the
district court’s

2015 decision

dismissing certain

individual plaintiffs’

claims and

certain of

these actions

are now
proceeding. In 2018, the district court

denied plaintiffs’ motions for class certification in

the USD class actions for
claims pending

against UBS,

and plaintiffs

sought permission

to appeal

that ruling

to the

Second Circuit.

The Second
Circuit denied the petition

to appeal. In

2020, an individual action

was filed in

the Northern District of

California
against UBS and numerous other banks alleging that the

defendants conspired to fix the interest rate used as

the
basis for

loans to

consumers by jointly

setting the USD LIBOR

rate and

monopolized the market

for LIBOR-based
consumer

loans

and

credit

cards.

In

September

2022,

the

court

granted

defendants’

motion

to

dismiss

the
complaint in its

entirety, while allowing plaintiffs

the opportunity to file

an amended complaint. Plaintiffs filed

an
amended complaint in October 2022, and defendants have moved to dismiss the amended complaint. In October
2023, the court dismissed the amended complaint

with prejudice.
Other benchmark class actions in the US:

Yen

LIBOR / Euroyen TIBOR
– In 2017, the court dismissed one Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds. In

2020, the appeals

court reversed the

dismissal and, subsequently, plaintiffs

in that action

filed
an amended complaint

focused on Yen

LIBOR. In 2022,

the court granted

UBS’s motion for

reconsideration and
dismissed the case against UBS. The dismissal of the case against UBS could be appealed following the disposition
of the case against the remaining defendant in the

district court.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

98
Note 15

Provisions and contingent liabilities

(continued)
CHF LIBOR

– In 2017, the court

dismissed the CHF LIBOR action on standing

grounds and failure to state a

claim.
Plaintiffs

filed

an

amended

complaint,

and

the

court

granted

a

renewed

motion

to

dismiss

in

2019.

Plaintiffs
appealed. In

2021, the

Second Circuit

granted the

parties’ joint

motion to

vacate the dismissal

and remand

the case
for further

proceedings. Plaintiffs

filed a

third amended

complaint in

November 2022

and defendants

moved to
dismiss the amended complaint in January

2023.
EURIBOR

–

In

2017,

the

court

in

the

EURIBOR

lawsuit

dismissed

the

case

as

to

UBS

and

certain

other

foreign
defendants for lack of personal jurisdiction.

Plaintiffs have appealed.

GBP LIBOR

– The court dismissed the GBP LIBOR action

in 2019. Plaintiffs have appealed.

Government bonds:

Putative class actions

have been filed

since 2015 in

US federal courts

against UBS and

other
banks

on

behalf

of

persons

who

participated

in

markets

for

US

Treasury

securities

since

2007.

A

consolidated
complaint was filed in 2017 in the US District Court

for the Southern District of New York alleging that the banks colluded with

respect to,

and manipulated

prices of,

US Treasury

securities sold

at auction

and in

the secondary
market and

asserting claims under

the antitrust

laws and

for unjust

enrichment. Defendants’ motions

to dismiss
the consolidated complaint

were granted in 2021.

Plaintiffs filed an amended

complaint, which defendants

moved
to dismiss later in 2021. In March 2022, the court granted

defendants’ motion to dismiss that complaint.

Plaintiffs
have

appealed the

dismissal. Similar

class

actions have

been

filed concerning

European government

bonds and
other government bonds.
In

2021,

the

European Commission

issued

a

decision finding

that

UBS

and

six

other

banks

breached European
Union antitrust rules in 2007–2011

relating to European government

bonds. The European Commission

fined UBS
EUR 172m. UBS is appealing the amount of the

fine.
With respect

to additional

matters and

jurisdictions not

encompassed by

the settlements

and orders

referred to
above,

our

balance

sheet

at

30

September

2023

reflected

a

provision

in

an

amount

that

UBS

believes

to

be
appropriate under

the applicable

accounting standard.

As in

the case

of other

matters for

which we

have established
provisions, the future outflow

of resources in respect

of such matters

cannot be determined with

certainty based
on currently available information and

accordingly may ultimately prove to

be substantially greater (or may be less)
than the provision that we have recognized.
5. Swiss retrocessions
The Federal Supreme Court of Switzerland ruled in 2012, in

a test case against UBS, that distribution fees paid

to
a firm for distributing third-party

and intra-group investment funds

and structured products must be disclosed

and
surrendered

to

clients

who have

entered

into

a

discretionary

mandate agreement

with

the

firm,

absent a

valid
waiver. FINMA issued a

supervisory note

to all Swiss

banks in response

to the Supreme

Court decision.

UBS has

met
the FINMA requirements and has notified all potentially

affected clients.
The Supreme

Court decision

has resulted, and

continues to

result, in a

number of

client requests

for UBS to

disclose
and potentially surrender

retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account

when assessing

these cases

include, among

other things,

the existence

of a discretionary

mandate and
whether or not the client documentation contained

a valid waiver with respect to distribution

fees.
Our balance sheet at

30 September 2023 reflected a

provision with respect to

matters described in this item

5 in
an amount that UBS

believes to be

appropriate under the applicable accounting standard.

The ultimate exposure
will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other

matters for which we have

established provisions, the

future outflow of resources

in respect of
such matters

cannot be

determined with certainty

based on

currently available information

and accordingly may
ultimately prove to be substantially greater (or

may be less) than the provision that we

have recognized.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

99
Note 15

Provisions and contingent liabilities

(continued)
B. Litigation regulatory and similar matters

involving Credit Suisse entities
1. Mortgage-related matters
Government and

regulatory

related matters
:
DOJ RMBS

settlement

– In January

2017, Credit Suisse

Securities (USA)
LLC

(CSS

LLC)

and

its

current

and

former

US

subsidiaries

and

US

affiliates

reached

a

settlement

with

the

US
Department of

Justice (DOJ)

related to

its legacy

Residential

Mortgage-Backed

Securities (RMBS)

business, a

business
conducted through

2007. The

settlement resolved

potential civil

claims by

the DOJ

related to certain

of those

Credit
Suisse entities’

packaging, marketing,

structuring, arrangement,

underwriting, issuance

and sale

of RMBS.

Pursuant
to the terms of

the settlement a civil monetary penalty was

paid to the DOJ in

January 2017. The settlement also
required

the

Credit

Suisse

entities

to

provide

certain

levels

of

consumer

relief

measures,

including

affordable
housing

payments

and

loan

forgiveness,

and

the

DOJ

and

Credit

Suisse

agreed

to

the

appointment

of

an
independent

monitor

to

oversee

the

completion

of

the

consumer

relief

requirements

of

the

settlement.

Credit
Suisse continues

to evaluate

its approach

toward satisfying

its remaining

consumer relief

obligations, and Credit
Suisse currently

anticipates that

it will

take much

longer than

the five-year

period provided

in the

settlement to
satisfy

in

full

its

obligations

in

respect

of

these

consumer

relief

measures,

subject

to

risk

appetite

and

market
conditions. Credit Suisse expects to incur costs

in relation to satisfying those obligations.

The amount of consumer
relief Credit Suisse must provide also

increases after 2021 pursuant

to the original settlement

by 5% per annum

of
the outstanding amount

due until these

obligations are settled.

The monitor publishes

reports periodically on

these
consumer relief matters.
Civil litigation: Repurchase litigations

– CSS LLC and/or certain of its affiliates

have also been named as defendants
in various

civil litigation

matters related to

their roles

as issuer,

sponsor, depositor, underwriter

and/or servicer

of
RMBS

transactions.

These

cases

currently

include

repurchase

actions

by

RMBS

trusts

and/or

trustees,

in

which
plaintiffs

generally

allege

breached

representations

and

warranties

in

respect

of

mortgage

loans

and

failure

to
repurchase such

mortgage loans

as required

under the

applicable agreements. The

amounts disclosed

below do
not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Unless otherwise stated, these amounts reflect the original

unpaid principal balance amounts

as alleged in these actions

and do not include
any reduction in principal amounts since issuance.
DLJ Mortgage Capital, Inc. (DLJ) is a defendant in New York state court in: (i)

one action brought by Asset Backed
Securities Corporation

Home Equity

Loan Trust,

Series 2006-HE7,

in which plaintiff

alleges damages

of not

less than
USD 374m in an amended complaint filed in August 2019; in January 2020, DLJ filed a motion to dismiss; (ii) one
action brought by Home Equity Asset Trust,

Series 2006-8, in which plaintiff alleges damages of

not less than USD
436m; (iii) one

action brought by

Home Equity Asset

Trust 2007-1, in

which plaintiff alleges

damages of not

less
than USD

420m; in December

2018, the

court denied DLJ’s

motion for partial

summary judgment in

this action,
which was

affirmed on

appeal; in

March 2022,

the New

York State

Court of

Appeals reversed

the decision

and
ordered that

DLJ’s motion

for partial

summary judgment

be granted;

a non-jury

trial in

the action

was held

between
January and February 2023, and

a decision is pending; (iv)

one action brought by Home

Equity Asset Trust 2007-2,
in which plaintiff alleges damages of not less than USD 495m; and (v) one action brought by CSMC Asset-Backed
Trust 2007-NC1, in which no damages amount

is alleged. These actions are at various procedural

stages.

DLJ is also a defendant in one

action brought by Home Equity Asset Trust Series 2007-3, in

which plaintiff alleges
damages of not

less than USD

206m. In March

2022, DLJ and

the plaintiffs executed an

agreement to settle this
action. The

settlement remains

subject to

approval through

a trust

instruction proceeding

brought in

Minnesota
state court by the trustee of the plaintiff

trust.

DLJ and its affiliate, Select Portfolio Servicing, Inc. (SPS), were defendants in two consolidated actions in New York
state court: one action brought

by Home Equity Mortgage

Trust Series 2006-1, Home

Equity Mortgage Trust

Series
2006-3 and Home

Equity Mortgage Trust

Series 2006-4, in

which plaintiffs allege

damages of not

less than USD
730m; and one action brought

by Home Equity Mortgage Trust

Series 2006-5, in which plaintiff alleges

damages
of not less than USD 500m.

In April 2021, DLJ, SPS and

the plaintiffs executed an

agreement to settle both actions
for the aggregate amount of

USD 500m, for which Credit

Suisse was fully reserved. In

May 2023, the Minnesota
state court approved the settlement

through a trust instruction proceeding brought by

the trustee of the

plaintiff
trusts. The New York state court dismissed

the underlying actions with prejudice in

July 2023.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

100
Note 15

Provisions and contingent liabilities

(continued)
2. Tax and securities law matters
In

May 2014,

Credit

Suisse AG

entered

into settlement

agreements with

several US

regulators regarding

its

US
cross-border matters. As part of the agreements, Credit Suisse AG, among other things, engaged an independent corporate monitor

that reports

to the

New York State

Department of

Financial Services.

As of

July 2018,

the monitor
concluded both

his review

and his

assignment. Credit

Suisse AG

continues to

report

to and

cooperate with

US
authorities in

accordance with

Credit

Suisse AG’s

obligations under

the agreements,

including by

conducting a
review

of

cross-border

services

provided

by

Credit

Suisse’s

Switzerland-based Israel

Desk.

Most

recently,

Credit
Suisse AG has provided information to US authorities regarding potentially undeclared US assets held by clients at
Credit Suisse AG since the May 2014 plea. Credit Suisse AG continues to cooperate with the authorities. In March
2023,

the

US

Senate Finance

Committee issued

a

report

criticizing

Credit

Suisse AG’s

history

regarding

US

tax
compliance. The report called on the DOJ to investigate

Credit Suisse AG’s compliance with the 2014 plea.
In February 2021,

a qui tam

complaint was filed

in the Eastern

District of Virginia, alleging

that Credit Suisse AG
had violated the

False Claims Act

by failing to

disclose all US

accounts at the

time of the

2014 plea, which

allegedly
allowed Credit Suisse AG to pay a criminal fine in 2014 that was purportedly lower than it should have been. The
DOJ moved to

dismiss the case, and

the Court summarily dismissed

the suit. The case

is now on

appeal with the
US Federal Court of Appeals for the Fourth

Circuit.
3. Rates-related matters
Regulatory matters
: Regulatory authorities in a number of jurisdictions, including the US, UK, EU and Switzerland, have for an extended period of time been conducting investigations into the setting of LIBOR and other reference rates with

respect to

a number

of currencies,

as well

as the

pricing of

certain related

derivatives. These

ongoing
investigations have included

information requests from regulators

regarding LIBOR-setting practices

and reviews of
the activities

of various

financial institutions,

including Credit

Suisse Group

AG, which

was a

member of

three LIBOR
rate-setting panels

(US Dollar

LIBOR, Swiss

Franc LIBOR

and Euro

LIBOR). Credit

Suisse is

cooperating fully

with
these investigations.
Regulatory authorities in a number of jurisdictions, including WEKO,

the European Commission (Commission), the
South

African

Competition

Commission

and

the

Brazilian

Competition

Authority

have

been

conducting
investigations into

the

trading activities,

information sharing

and

the

setting of

benchmark

rates in

the

foreign
exchange (including electronic trading) markets.

Credit Suisse continues to cooperate

with ongoing investigations.
Credit Suisse

Group AG,

Credit Suisse

AG and

Credit Suisse

Securities (Europe)

Limited (CSSEL)

received a

Statement
of Objections and

a Supplemental Statement

of Objections

from the

Commission in

July 2018

and March 2021,
respectively, alleging

that Credit

Suisse entities

engaged in

anticompetitive practices

in connection

with their

foreign
exchange trading business.

In December

2021, the

Commission issued a

formal decision imposing

a fine

of EUR
83.3m. In February 2022, Credit Suisse appealed

this decision to the EU General Court.
The

reference

rates

investigations

have

also

included

information

requests

from

regulators

concerning
supranational, sub-sovereign

and agency

(SSA) bonds

and commodities

markets. Credit

Suisse Group

AG and

CSSEL
received a

Statement of

Objections from

the Commission

in December

2018, alleging

that Credit

Suisse entities
engaged

in

anticompetitive

practices

in

connection

with

their

SSA

bonds

trading

business.

In

April

2021,

the
Commission

issued

a

formal

decision

imposing

a

fine

of

EUR

11.9m.

In

July

2021,

Credit

Suisse

appealed

this
decision to the EU General Court.
Civil litigation:
USD LIBOR litigation

–
Beginning in 2011, certain

Credit Suisse entities

were named in

various putative class and
individual lawsuits

filed in

the US,

alleging banks

on the

US

dollar LIBOR

panel manipulated

US dollar

LIBOR to
benefit their reputation

and increase

profits. All

remaining matters have

been consolidated for

pre-trial purposes
into a multi-district litigation in the US

District Court for the Southern District

of New York (SDNY).
In a series of rulings between 2013 and 2019 on motions

to dismiss, the SDNY (i) narrowed the claims against

the
Credit

Suisse

entities

and

the

other

defendants

(dismissing

antitrust,

Racketeer

Influenced

and

Corrupt
Organizations Act (RICO), Commodity Exchange Act, and

state law claims), (ii) narrowed

the set of plaintiffs who
may bring claims, and

(iii) narrowed the set

of defendants in the

LIBOR actions (including the dismissal

of several
Credit Suisse entities from

various cases on personal jurisdiction

and statute of limitation grounds).

After a number
of putative class and individual plaintiffs appealed the dismissal of their antitrust claims to the United States Court
of Appeals

for the

Second Circuit

(Second Circuit),

in

December 2021,

the

Second

Circuit affirmed

in

part and
reversed in part the district court’s decision

and remanded the case to the SDNY.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

101
Note 15

Provisions and contingent liabilities

(continued)
Separately, in May

2017, the

plaintiffs in three

putative class

actions moved for

class certification.

In February 2018,
the SDNY

denied certification

in

two of

the actions

and

granted certification

over a

single antitrust

claim in

an
action brought by over-the-counter purchasers

of LIBOR-linked derivatives.
USD ICE LIBOR litigation

– In August 2020,

members of the

ICE LIBOR panel,

including Credit Suisse

Group AG and
certain of its affiliates, were named

in a civil action in the

US District Court for the Northern

District of California,
alleging that

panel banks

manipulated ICE

LIBOR to

profit from

variable interest

loans and

credit cards.

In December
2021, the

court denied

plaintiffs’ motion

for preliminary

and permanent

injunctions to

enjoin panel

banks from
continuing to set

LIBOR or

automatically setting

the benchmark

to zero each

day, and

in September

2022, the

court
granted

defendants’ motions

to

dismiss.

In

October

2022,

plaintiffs

filed

an

amended

complaint.

In

November
2022,

defendants filed

a

motion

to

dismiss

the

amended

complaint. In

October

2023,

the

court

dismissed

the
amended complaint with prejudice.
CHF LIBOR litigation

– In February 2015,

various banks that

served on the Swiss

franc LIBOR panel,

including Credit
Suisse Group

AG, were

named in

a civil

putative class

action lawsuit

filed in

the SDNY,

alleging manipulation of
Swiss franc LIBOR to benefit defendants’ trading positions. After defendants’ motion to dismiss for lack of subject matter

jurisdiction

was granted

and

plaintiffs

successfully appealed,

in

July

2022, Credit

Suisse

entered into

an
agreement

to

settle all

claims. In

February and September 2023,

respectively, the

court

entered orders

granting
preliminary and final approval to the agreement

to settle all claims.
Foreign exchange litigation –

Credit Suisse Group AG and affiliates

as well as other financial institutions

have been
named in civil lawsuits relating

to the alleged manipulation of foreign

exchange rates.
Credit Suisse AG,

together with other

financial institutions, was

named in

a consolidated putative

class action in
Israel, which made allegations similar to the consolidated class action. In April 2022, Credit Suisse entered into an agreement to settle all claims. The settlement

remains subject to court approval.
Treasury markets

litigation

– CSS

LLC, along

with over

20 other

primary dealers

of US

treasury securities,

was named
in a number of

putative civil class

action complaints

in the US relating

to the US

treasury markets. These

complaints
generally alleged

that the

defendants colluded

to manipulate

US treasury

auctions, as

well as

the pricing

of US
treasury securities in the

when-issued market, with impacts upon

related futures and options, and

that certain of
the defendants

participated in

a group

boycott to

prevent the

emergence of

anonymous all-to-all

trading in

the
secondary market

for treasury

securities. In

March 2022,

the SDNY

granted defendants’

motion to

dismiss and
dismissed with prejudice all claims against

the defendants. Plaintiffs have appealed.
SSA bonds litigation

– Credit Suisse

Group AG and

certain of its affiliates,

together with other

financial institutions,
were named in

two Canadian

putative class actions,

which allege that

defendants conspired

to fix the

prices of SSA
bonds

sold

to

and

purchased from

investors

in

the

secondary

market. One

putative

class

action

was

dismissed
against

Credit

Suisse

in

February

2020.

In

October

2022,

in

the

second

action,

Credit

Suisse

entered

into

an
agreement to settle all claims. The settlement

remains subject to court approval.
Credit default swap

auction litigation –
In June 2021,

Credit Suisse Group

AG and affiliates,

along with other

banks
and entities, were named in a

putative class action complaint filed in the

US District Court for the District

of New
Mexico alleging

manipulation of credit

default swap

(CDS) final

auction prices.

In April

2022, defendants

filed a
motion to dismiss. In June 2023, the court

granted in part and denied in part defendants’

motion to dismiss.
4. OTC trading cases
Interest rate

swaps litigation:

Credit

Suisse Group

AG and

affiliates, along

with other

financial institutions,

have
been

named

in

a

consolidated

putative

civil

class

action

complaint

and

complaints

filed

by

individual

plaintiffs
relating

to interest

rate swaps,

alleging that

dealer defendants

conspired

with trading

platforms to

prevent

the
development of interest rate swap exchanges. The individual lawsuits were brought by TeraExchange

LLC, a swap
execution facility, and affiliates; Javelin Capital Markets LLC, a swap execution facility,

and an affiliate; and trueEX
LLC, a

swap execution

facility, which claim

to have

suffered lost

profits as

a result

of defendants’

alleged conspiracy.
All interest rate swap actions have been consolidated

in a multi-district litigation in the SDNY.
Defendants moved to dismiss the

putative class and individual actions,

and the SDNY granted

in part and denied
in part these motions.

UBS Group third quarter 2023 report |
Consolidated financial statements | Notes to the UBS Group AG interim

consolidated financial statements (unaudited)

102
Note 15

Provisions and contingent liabilities

(continued)
In February 2019, class plaintiffs in the consolidated multi-district litigation filed a motion for class certification. In
March 2019,

class plaintiffs

filed a

fourth amended

consolidated

class action

complaint. In

January 2022,

Credit
Suisse entered into an

agreement to settle all

class action claims. The

settlement remains subject

to court approval.
The individual lawsuits are stayed pending

a decision on plaintiffs’ motion for class

certification.
Credit

default

swaps

litigation
:

In

June

2017,

Credit

Suisse

Group

AG

and

affiliates,

along

with

other

financial
institutions, were named in a

civil action filed in

the SDNY by Tera

Group, Inc. and related

entities (Tera), alleging
violations of antitrust

law in

connection with the

allegation that CDS

dealers conspired to

block Tera’s electronic
CDS trading platform from successfully entering the market.

In July 2019, the SDNY granted in part and denied in
part

defendants’

motion

to

dismiss.

In

January

2020,

plaintiffs

filed

an

amended

complaint.

In

April

2020,
defendants filed

a

motion to

dismiss.

In August

2023, the

court granted

the motion,

dismissing all

claims with
prejudice.
Stock loan litigation
: Credit Suisse

Group AG and certain

of its affiliates,

as well as

other financial institutions,

were
originally named in

a number of

civil lawsuits in

the SDNY, certain

of which are

brought by

class action plaintiffs
alleging that the

defendants conspired to

keep stock-loan

trading in

an over-the-counter market

and collectively
boycotted certain trading platforms that sought to enter the market, and certain of which are brought by trading
platforms

that sought

to

enter the

market alleging

that the

defendants collectively

boycotted the

platforms. In
January 2022, Credit Suisse entered into an agreement

to settle all class action claims. In February 2022, the

court
entered an

order granting preliminary

approval to

the agreement

to settle

all class

action claims.

The settlement
remains subject to final court approval.

In October 2021,

in a consolidated

civil litigation brought

in the SDNY

by entities that

developed a trading

platform
for stock loans that

sought to enter the

market, alleging that the

defendants collectively boycotted the platform,
the court

granted defendants’

motion to

dismiss. In

October 2021,

plaintiffs filed

a notice

of appeal.

In March

2023,
the Second Circuit affirmed the decision granting

defendants’ motion to dismiss.
Odd-lot corporate bond litigation:
In April 2020, CSS LLC and

other financial institutions were

named in a putative
class action complaint

filed in the SDNY,

alleging a conspiracy

among the financial

institutions to boycott

electronic
trading platforms and fix prices in the secondary market for odd-lot corporate bonds. In October 2021, the

SDNY
granted defendants’ motion to dismiss. Plaintiffs

have appealed.
5. ATA litigation
Since November 2014, a series of lawsuits have been filed

against a number of banks, including Credit Suisse AG
and, in two instances, Credit Suisse AG, New York

Branch, in the US District Court for the Eastern District of New
York (EDNY) and the

SDNY alleging

claims under

the United

States Anti-Terrorism Act (ATA) and the

Justice Against
Sponsors of Terrorism Act. The plaintiffs in each of these

lawsuits are, or are relatives of, victims

of various terrorist
attacks in Iraq

and allege a

conspiracy and/or aiding

and abetting based

on allegations that

various international
financial institutions, including

the defendants, agreed

to alter, falsify or omit information from

payment messages
that

involved

Iranian

parties

for

the

express

purpose

of

concealing

the

Iranian

parties’

financial

activities

and
transactions from detection by US

authorities. The lawsuits allege

that this conduct has made

it possible for Iran to
transfer funds

to Hezbollah

and other terrorist

organizations actively

engaged in

harming US

military personnel

and
civilians. In January

2023, the United

States Court of

Appeals for the

Second Circuit

affirmed a

September 2019
ruling by

the EDNY

granting defendants’

motion to

dismiss the

first filed

lawsuit. In

October 2023,

the United

States
Supreme Court

denied plaintiffs’

petition for

a writ

of certiorari. Of

the other

seven cases,

four are stayed,

including
one that was dismissed

as to Credit Suisse and

most of the bank

defendants prior to entry

of the stay, and in three
the court has

set a schedule for

plaintiffs to file

amended complaints, including two that

were dismissed prior

to
the court setting a schedule for plaintiffs to replead.

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103
Note 15

Provisions and contingent liabilities

(continued)
6. Customer account matters
Several

clients

have

claimed

that

a

former

relationship

manager

in

Switzerland

had

exceeded

his

investment
authority

in

the

management of

their

portfolios, resulting

in

excessive concentrations

of

certain

exposures

and
investment losses.

Credit

Suisse AG

is investigating

the claims,

as well

as transactions

among the

clients. Credit
Suisse AG filed a criminal complaint against the former relationship manager with the Geneva Prosecutor’s Office upon which the

prosecutor initiated

a criminal investigation.

Several clients of

the former relationship

manager also
filed criminal complaints with the

Geneva Prosecutor’s Office. In

February 2018, the former relationship manager
was sentenced to five years

in prison by the Geneva criminal

court for fraud, forgery

and criminal mismanagement
and ordered

to pay damages of

approximately USD 130m. Several

parties appealed the

judgment. In June 2019,
the

Criminal

Court

of

Appeals

of

Geneva

ruled

in

the

appeal

of

the

judgment

against

the

former

relationship
manager,

upholding the main findings of

the Geneva criminal court.

Several parties appealed the

decision to the
Swiss Federal

Supreme Court.

In February

2020, the Swiss

Federal Supreme

Court rendered

its judgment on

the
appeals, substantially confirming the findings

of the Criminal Court of Appeals of

Geneva.
Civil lawsuits have been initiated against

Credit Suisse AG and/or certain

affiliates in various jurisdictions, based

on
the findings established in the criminal proceedings

against the former relationship manager.
In

Singapore,

in

the

civil

lawsuit

brought

against

Credit

Suisse

Trust

Limited,

a

Credit

Suisse

AG

affiliate,

in
May 2023, the Singapore International

Commercial Court issued a

first instance judgment finding

for the plaintiffs
and

directing

the

parties’

experts

to

agree

on

the

amount

of

the

damages

award

according

to

the

calculation
method and parameters adopted by the court. As the parties’ experts were unable to agree on the amount of the
damages, following

court directions,

the parties

filed their

proposed draft

orders with

supporting documents

in
August 2023.

In

September 2023,

the

court

ruled

that

the

damages

under

its

May 2023

judgment

are
USD 742.73m, excluding post-judgment interest. This figure does not exclude potential overlap with the Bermuda
proceedings against Credit Suisse

Life (Bermuda) Ltd., which

are currently being appealed.

The court ordered the
parties to

ensure that

there shall

be no

double recovery

in relation

to this

award and

any sum

recovered in

the
Bermuda proceedings.

Credit Suisse

Trust Limited

has appealed

the judgment

and has

applied for

a stay

of execution
pending

that

appeal.

On

2

November

2023,

the

court

granted

a

stay

of

execution

of

its

May

2023

judgment
pending appeal on the condition that damages

awarded are paid into court deposit within

21 days.
In Bermuda, in the civil lawsuit brought against

Credit Suisse Life (Bermuda) Ltd., a Credit Suisse

AG affiliate, trial
took place in the Supreme Court

of Bermuda in November and December 2021. The

Supreme Court of Bermuda
issued

a

first

instance

judgment

in

March

2022,

finding

for

the

plaintiff.

In

May

2022,

the

Supreme

Court

of
Bermuda

issued

an

order

awarding

damages

of

USD

607.35m

to

the

plaintiff.

In

May

2022,

Credit

Suisse

Life
(Bermuda) Ltd.

appealed the

decision to

the Bermuda

Court of

Appeal. In

July 2022,

the Supreme

Court of

Bermuda
granted a stay

of execution

of its judgment

pending appeal

on the condition

that damages awarded

were paid into
an

escrow account

within 42

days, which

condition was

satisfied.

In June

2023, the

Bermuda Court

of Appeal
issued its judgment

confirming the award

issued by the

Supreme Court of

Bermuda and upholding

the Supreme
Court of Bermuda’s

finding that Credit

Suisse Life (Bermuda)

Ltd. had breached

its contractual and

fiduciary duties,
but overturning

the Supreme

Court of

Bermuda’s

finding that

Credit Suisse

Life (Bermuda)

Ltd. had

made fraudulent
misrepresentations. In July 2023, Credit Suisse Life (Bermuda) Ltd.

filed its notice of motion for leave

to appeal to
the Judicial

Committee of

the Privy

Council. In

July 2023

Credit Suisse

Life (Bermuda)

Ltd. applied

for a

stay of
execution

of

the

Bermuda

Court

of

Appeal’s

judgment

pending

the

outcome

of

the

appeal

to

the

Judicial
Committee of the

Privy Council on

the condition that

the damages awarded

remain within the

escrow account

and
that interest be added to the escrow account

calculated at the Bermuda statutory rate

of 3.5%.
In Switzerland, civil

lawsuits have commenced

against Credit Suisse

AG in

the Court of

First Instance

of Geneva,
with statements of claim served in March 2023.
7. Mozambique matter
Credit Suisse has

been subject

to investigations by

regulatory and enforcement

authorities, as

well as civil

litigation,
regarding certain Credit

Suisse entities’

arrangement of

loan financing

to Mozambique

state enterprises,

Proindicus
S.A. and Empresa Mocambiacana de Atum S.A.

(EMATUM), a distribution to private investors of loan participation notes (LPN) related

to the EMATUM

financing in September

2013, and certain

Credit Suisse

entities’ subsequent
role in arranging the exchange

of those LPNs for

Eurobonds issued by the

Republic of Mozambique.

In 2019, three
former Credit Suisse employees pleaded guilty in the EDNY to accepting improper personal benefits in connection with financing transactions carried out with

two Mozambique state enterprises.

UBS Group third quarter 2023 report |
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104
Note 15

Provisions and contingent liabilities

(continued)
In October 2021,

Credit Suisse reached settlements with

the DOJ, the

US Securities Exchange Commission (SEC),
the UK

Financial Conduct Authority (FCA)

and FINMA to

resolve inquiries by

these agencies. Credit

Suisse Group
AG entered into a three-year Deferred Prosecution Agreement (DPA) with the DOJ in connection with the criminal information charging Credit Suisse Group AG

with conspiracy to commit wire fraud and consented to

the entry of
a

Cease

and

Desist

Order

by

the

SEC.

Under

the

terms

of

the

DPA,

Credit

Suisse

Group

AG

will

continue

its
compliance enhancement

and remediation

efforts, report

to the DOJ

on those

efforts for

three years and

undertake
additional measures as

outlined in the

DPA. If Credit

Suisse Group AG

adheres to the

DPA’s conditions, the

charges
will be dismissed

at the end

of the DPA’s

three-year term. In

addition, CSSEL entered

into a Plea

Agreement and
pleaded guilty to one count of conspiracy

to violate the US federal wire fraud

statute. CSSEL is bound by the

same
compliance, remediation and reporting obligations as Credit Suisse Group AG under the DPA.

Under the terms of
the

SEC

Cease

and

Desist

Order,

Credit

Suisse

paid

a

civil

penalty,

disgorgement and

pre-judgment

interest

in
connection with violations of

antifraud and other provisions of

the US Securities Exchange Act

of 1934 and the US
Securities Act of 1933. The total monetary sanctions paid to the DOJ and SEC, taking into account various credits
and

offsets,

was

approximately USD

275m. Under

the terms

of

the

resolution with

the

DOJ,

Credit

Suisse

was
required to pay restitution to any eligible investors in the 2016 Eurobonds issued by the Republic of Mozambique.
At a July

2022 hearing,

the EDNY approved

the joint restitution

proposal of

the DOJ and

Credit Suisse,

under which
Credit Suisse paid USD 22.6m in restitution to

eligible investors.
In the

resolution with

the FCA,

CSSEL, Credit

Suisse International

(CSI) and

Credit Suisse

AG, London

Branch agreed
that, in respect of these transactions

with Mozambique, its UK operations

had failed to conduct business with

due
skill, care and

diligence and to take

reasonable care to organize

and control its affairs

responsibly and effectively,
with adequate

risk management systems.

Credit Suisse paid

a penalty

of approximately

USD 200m

and has

also
agreed with the FCA to forgive USD 200m of

debt owed to Credit Suisse by Mozambique.
FINMA also entered a decree announcing the conclusion of its enforcement proceeding, finding that Credit Suisse
AG and Credit Suisse

(Schweiz) AG violated the

duty to file a

suspicious activity report in

Switzerland, and Credit
Suisse

Group

AG

did

not

adequately manage

and

address

the

risks arising

from specific

sovereign lending

and
related securities

transactions, and ordering

the bank

to remediate

certain deficiencies. FINMA

also arranged

for
certain existing

transactions to

be reviewed

by the same

independent third

party on

the basis

of specific risk

criteria,
and

required

enhanced

disclosure

of

certain

sovereign

transactions

until

all

remedial

measures

have

been
satisfactorily implemented.

Credit Suisse

has completed

implementation of

the measures

required under

the FINMA
decree. An

independent third

party appointed

by FINMA

is reviewing

the implementation

and effectiveness

of these
measures.
In February 2019, certain Credit Suisse entities, three former employees, and several other unrelated entities were sued in

the English

High Court

by the

Republic of

Mozambique. In

January 2020,

the Credit

Suisse entities filed
their

defense

and

subsequently

filed

cross

claims

against

several

entities

controlled

by

Privinvest

Holding

SAL
(Privinvest) that

acted as

the project

contractor, Iskander

Safa, the

owner of

Privinvest, and

several Mozambique
officials. The

Republic of

Mozambique seeks

(i) a

declaration that

the sovereign

guarantee issued

in connection
with

the

ProIndicus loan

syndication arranged

and

funded, in

part, by

a

Credit Suisse

subsidiary is

void

and

(ii)
damages

alleged

to

have

arisen

in

connection

with

the

transactions

involving

ProIndicus

and

EMATUM,

and

a
transaction in which Credit Suisse had no involvement

with Mozambique Asset Management S.A.
In

addition, several

of

the banks

that participated

in the

ProIndicus loan

syndicate have

brought

claims against
Credit Suisse

entities seeking

a declaration

that Credit

Suisse is

liable to

compensate them

for alleged

losses suffered
as a result of any invalidity

of the sovereign guarantee or damages

stemming from the alleged loss

suffered due to
their reliance on representations made by

Credit Suisse to the syndicate lenders.
In January 2021, Privinvest entities filed a cross claim against the Credit Suisse entities (as well as the three former
Credit Suisse employees and various Mozambican officials) seeking an indemnity and/or contribution in the event
that the contractor is found liable to the

Republic of Mozambique.

UBS Group third quarter 2023 report |
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consolidated financial statements (unaudited)

105
Note 15

Provisions and contingent liabilities

(continued)
In February 2022, Privinvest and Iskandar Safa brought a defamation claim in a Lebanese court against CSSEL and
Credit Suisse Group AG.

The lawsuit alleges

damage to the claimants’

professional reputation in Lebanon due

to
statements that were allegedly made by

Credit Suisse in documents relating to the

October 2021 settlements with
global regulators.

In November

2022, a

Privinvest employee who

was the lead

negotiator on

behalf of Privinvest
entities in relation to

the Mozambique transactions, also brought a

defamation claim in a

Lebanese court against
Credit Suisse Group AG and CSSEL.
In

September

2023,

Credit

Suisse,

the

Republic

of

Mozambique,

and

certain

of

the

lenders

in

the

ProIndicus
syndicate

entered

into

a

settlement

agreement.

In

November

2023,

Credit

Suisse,

Privinvest

and

Iskander

Safa
entered into an agreement to settle all claims

among them in the English High Court

and in Lebanon.
8. Cross-border private banking matters
Credit

Suisse

offices

in

various

locations,

including

the

UK,

the

Netherlands,

France

and

Belgium,

have

been
contacted

by

regulatory

and

law

enforcement

authorities

that

are

seeking

records

and

information

concerning
investigations into Credit Suisse’s historical private banking services on a cross-border basis and in part through its
local branches

and banks.

Credit Suisse has

conducted a

review of these

issues, the

UK and

French aspects

of which
have been closed, and is continuing to cooperate

with the authorities.
9. ETN-related litigation
XIV litigation:
Since March 2018, three class action complaints

were filed in the SDNY on behalf

of a putative class
of purchasers

of VelocityShares

Daily Inverse

VIX Short

Term

Exchange Traded

Notes linked

to the

S&P 500

VIX
Short-Term Futures Index

due December

4, 2030

(XIV ETNs).

In August

2018, plaintiffs

filed a

consolidated amended
class action complaint, naming Credit

Suisse Group AG and

certain affiliates and executives, which

asserts claims
for violations of Sections

9(a)(4), 9(f), 10(b)

and 20(a) of the

Exchange Act and Rule

10b-5 thereunder and

Sections
11 and 15 of the US Securities Act of

1933 and alleges that the defendants are responsible for losses to investors
following a

decline in

the value

of XIV

ETNs in

February 2018.

Defendants moved

to dismiss

the amended

complaint
in

November

2018.

In

September

2019,

the

SDNY

granted

defendants’

motion

to

dismiss

and

dismissed

with
prejudice all claims against the

defendants. In October 2019, plaintiffs

filed a notice of

appeal. In April 2021, the
Second Circuit issued

an order affirming in

part and vacating

in part the

SDNY’s September 2019

decision granting
defendants’ motion to dismiss with prejudice.

In July 2022, plaintiffs filed a motion for class

certification. In March
2023, the court denied plaintiffs’

motion to certify two of

their three alleged classes and

granted plaintiffs’ motion
to certify their

third alleged class.

On 30 March

2023, defendants moved

for reconsideration and

filed a petition
for permission to appeal the court’s class certification decision to the Second Circuit. In April

2023, plaintiffs filed
a

motion

seeking

leave

to

amend

their

complaint.

In

May

2023,

plaintiffs

filed

a

renewed

motion

for

class
certification.
DGAZ litigation:
In January

2022, Credit

Suisse AG

was named

in a

class action

complaint filed

in the

SDNY brought
on behalf of a putative class

of short sellers of VelocityShares

3x Inverse Natural Gas Exchange

Traded Notes linked
to the

S&P GSCI

Natural Gas

Index ER

due February

9, 2032

(DGAZ ETNs).

The complaint

asserts claims

for violations
of Section 10(b)

of the Exchange

Act and Rule

10b-5 thereunder and alleges

that Credit Suisse

is responsible for
losses suffered by short sellers following

a June 2020 announcement that Credit Suisse

would delist and suspend
further issuances of the DGAZ

ETNs. In July 2022, Credit

Suisse AG filed a motion

to dismiss. In March

2023, the
court granted Credit Suisse

AG’s motion to

dismiss. In May 2023,

the court entered an

order dismissing the case
with prejudice. In June 2023, plaintiff filed a

notice of appeal.

UBS Group third quarter 2023 report |
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consolidated financial statements (unaudited)

106
Note 15

Provisions and contingent liabilities

(continued)
10. Bulgarian former clients matter
Credit

Suisse

AG

has

been responding

to an

investigation by

the

Swiss Office

of

the

Attorney General

(SOAG)
concerning the

diligence and

controls

applied

to a

historical relationship

with Bulgarian

former clients

who are
alleged to

have laundered

funds through

Credit Suisse

AG accounts.

In December

2020, the

SOAG brought

charges
against

Credit

Suisse

AG

and

other

parties.

Credit

Suisse

AG

believes

its

diligence

and

controls

complied with
applicable legal requirements and intends to defend

itself vigorously.

The trial in the Swiss Federal Criminal Court
took place in the first quarter of 2022. In June 2022,

Credit Suisse AG was convicted in the Swiss Federal Criminal
Court of certain historical organizational inadequacies

in its anti-money laundering framework and ordered to pay
a fine of CHF 2m. In addition, the court

seized certain client assets in the amount of approximately CHF 12m and ordered Credit

Suisse AG

to pay

a compensatory

claim in

the amount

of approximately

CHF 19m.

In July

2022,
Credit Suisse AG appealed the decision to the

Swiss Federal Court of Appeals.
11. SCFF
Credit

Suisse

has

received

requests

for

documents and

information in

connection with

inquiries, investigations,
enforcement and

other actions

relating to

the supply chain

finance funds

(SCFF) matter by

FINMA, the

FCA and
other regulatory and governmental agencies. The Luxembourg Commission de Surveillance du Secteur Financier is
reviewing the matter through a third party. Credit Suisse is cooperating with these authorities.
In

February

2023,

FINMA

announced

the

conclusion

of

its

enforcement

proceedings

against

Credit

Suisse

in
connection with the SCFF matter. In its order, FINMA reported that Credit Suisse had seriously breached applicable
Swiss supervisory

laws in

this context

with regard

to risk

management and

appropriate operational

structures. While
FINMA

recognized

that

Credit

Suisse

has

already

taken

extensive

organizational

measures

based

on

its

own
investigation into the

SCFF matter, particularly

to strengthen its

governance and control

processes, and FINMA

is
supportive

of

these

measures,

the

regulator

has

ordered

certain

additional

remedial

measures.

These

include

a
requirement that the most

important (approximately 500)

business relationships must be

reviewed periodically and
holistically at

the Executive

Board level,

in particular

for counterparty

risks, and

that Credit

Suisse must

set up

a
document defining the responsibilities of

approximately 600 of its highest-ranking

managers. FINMA will appoint
an audit officer to assess compliance with these

supervisory measures. Separate from the

enforcement proceeding
regarding

Credit

Suisse,

FINMA

has

opened

four

enforcement

proceedings

against

former

managers

of

Credit
Suisse.
In May 2023,

FINMA opened

an enforcement

proceeding against

Credit Suisse in

order to confirm

compliance with
supervisory requirements in response to inquiries

from FINMA’s enforcement division in the SCFF

matter.
The Attorney

General of

the Canton

of Zürich

has initiated

a criminal

procedure in

connection with

the SCFF

matter.
In such

procedure, while certain

former and active

Credit Suisse employees,

among others, have

been named as
accused persons, Credit Suisse itself is not a party

to the procedure.
Certain civil actions have

been filed by fund investors

and other parties against

Credit Suisse and/or certain

officers
and directors in various

jurisdictions, which make allegations including mis-selling and breaches of duties of care,
diligence and other fiduciary duties. Certain investors and other private parties have also filed criminal complaints
against Credit Suisse and other parties in connection

with this matter.
12. Archegos
Credit

Suisse

has

received

requests

for

documents

and

information

in

connection

with

inquiries,

investigations
and/or actions

relating

to Credit

Suisse’s relationship

with Archegos

Capital Management

(Archegos),

including
from

FINMA (assisted

by

a third

party appointed

by

FINMA), the

DOJ,

the SEC,

the US

Federal Reserve,

the US
Commodity

Futures

Trading

Commission (CFTC),

the US

Senate

Banking Committee,

the

Prudential

Regulation
Authority

(PRA),

the

FCA,

COMCO,

the

Hong

Kong

Competition

Commission

and

other

regulatory

and
governmental agencies. Credit Suisse is cooperating

with the authorities in these matters.

In July 2023,

the US Federal

Reserve and the

PRA announced resolutions of

their investigations of Credit

Suisse’s
relationship with Archegos.
UBS Group

AG, Credit

Suisse AG,

Credit Suisse

Holdings (USA)

Inc., and

Credit Suisse

AG, New

York Branch

entered
into an Order to Cease and Desist with the Board of Governors of the Federal Reserve System. Under the terms of
the order,

Credit Suisse

paid a

civil money

penalty of

USD 269m

and agreed

to undertake

certain remedial

measures
relating to counterparty

credit risk management,

liquidity risk management

and non-financial risk

management, as
well as enhancements to board oversight and

governance.

UBS Group third quarter 2023 report |
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consolidated financial statements (unaudited)

107
Note 15

Provisions and contingent liabilities

(continued)
CSI

and

CSSEL

entered

into

a

settlement

agreement

with

the

PRA

providing

for

the

resolution

of

the

PRA’s
investigation, following which

the PRA

published a

Final Notice

imposing a

financial penalty of

GBP 87m

on CSI
and CSSEL for breaches of various of the PRA’s

Fundamental Rules.
FINMA also entered

a decree

dated 14 July

2023 announcing

the conclusion

of its enforcement

proceeding, finding
that

Credit

Suisse

had

seriously

violated

financial

market

law

in

connection

with

its

business

relationship

with
Archegos and ordering remedial measures directed at Credit Suisse AG and UBS Group AG, as the legal successor to

Credit

Suisse

Group

AG.

These

include

a

requirement

that

UBS

Group

AG

apply

its

restrictions

on

its

own
positions relating to individual clients throughout the financial group, as well as adjustments to the compensation system of

the entire

financial group

to provide

for bonus

allocation criteria

that take

into account

risk appetite.
FINMA

also

announced

it

has

opened

enforcement

proceedings

against

a

former

Credit

Suisse

manager

in
connection with this matter.
In April

2021, Credit Suisse

Group AG and

certain current and

former executives were

named in a

putative class
action complaint filed in the SDNY by a holder of

Credit Suisse American Depositary Receipts, asserting claims for violations of

Sections 10(b)

and 20(a)

of the

Exchange Act

and Rule

10b-5 thereunder,

alleging that

defendants
violated

US

securities

laws

by

making

material

misrepresentations

and

omissions

regarding

Credit

Suisse’s

risk
management practices, including with respect to the Archegos matter. In September

2022, the parties reached an
agreement to settle all claims. In December 2022 and May 2023, respectively, the court entered an order granting
preliminary and final approval to the parties’

agreement to settle all claims.
Additional civil actions relating

to Credit Suisse’s relationship with

Archegos have been filed

against Credit Suisse
and/or certain officers and directors, including

claims for breaches of fiduciary duties.
13. Credit Suisse financial disclosures
Three putative

securities class action

complaints were

filed in

the US

District Court for

the District

of New

Jersey
(DNJ) against Credit Suisse Group AG and current

and former directors, officers, and executives. In July 2023, the
DNJ transferred the cases to the SDNY,

and a consolidated amended complaint was filed in September 2023. The amended complaint alleges that

defendants made misleading statements regarding:

(i) customer outflows in

late
2022; (ii) the adequacy of

Credit Suisse’s financial reporting

controls; and (iii) the

adequacy of Credit Suisse’s risk
management processes, and

includes allegations relating

to Credit Suisse Group

AG’s merger with

UBS Group AG.
In October 2023, an additional securities class action complaint was filed in the SDNY against

Credit Suisse Group
AG and

certain individuals

who served

as Credit

Suisse Group directors,

officers, and

executives, making

similar
allegations, on

behalf of

United States

purchasers of

Credit Suisse

additional tier

1 bonds

between 18

February
2021 and 20 March 2023.
Credit Suisse has received requests for documents and information from regulatory and governmental agencies in connection with inquiries,

investigations and/or actions

relating to

these matters, as

well as

for other statements
regarding

Credit

Suisse’s

financial

condition,

including

from

the

SEC,

the

DOJ

and

FINMA.

Credit

Suisse

is
cooperating with the authorities in these matters.
14. Merger-related litigation
In May

and June

2023, certain

Credit

Suisse AG

affiliates, as

well as

current and

former directors,

officers, and
executives were named in two

putative class action complaints in the

SDNY alleging that a series of

scandals and
misconduct led to

a loss of

shareholder value and,

eventually,

Credit Suisse Group

AG’s merger with

UBS Group
AG.

KPMG

and

KPMG

employees

are

also

named

as

defendants.

The

cases

have

been

consolidated,

and

an
amended complaint

was filed

in September

2023. The

complaints allege

breaches of

fiduciary duty

under Swiss
law, and civil RICO claims under United States federal law.
In June 2023,

a putative class

action complaint was

filed in the

EDNY against various

former Credit Suisse

directors,
officers, and

executives on

behalf of

a purported

class of

those who

held Credit

Suisse additional

tier 1

capital notes
between 12

January 2023

and 19

March 2023.

In August

2023, the

case was

transferred to

the SDNY,

and an
amended complaint was filed later in the

month. The complaint asserts direct claims

under Swiss law.

UBS Group third quarter 2023 report |
Significant regulated subsidiary and

sub-group information

108
Significant regulated subsidiary
and sub-group information
Unaudited

Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups
UBS AG
(consolidated)
UBS AG
(standalone)
UBS Switzerland AG
(standalone)
UBS Europe SE
(consolidated)
UBS Americas Holding
LLC
(consolidated)
All values in million, except where indicated USD USD CHF EUR USD
Financial and regulatory requirements
IFRS
Swiss SRB rules
Swiss GAAP
Swiss SRB rules
(phase-in)
Swiss GAAP
Swiss SRB rules
IFRS
EU regulatory rules
US GAAP
US Basel III rules
As of or for the quarter ended 30.9.23 30.6.23 30.9.23 30.6.23 30.9.23 30.6.23 30.9.23 30.6.23 30.9.23 30.6.23
Financial information
1
Income statement
Total operating income
2
8,322 8,453 1,898 7,118 2,419 2,524 323 264 3,298 3,136
Total operating expenses 7,047 6,997 2,299 5,664 1,481 1,434 217 189 3,138 3,287
Operating profit / (loss) before tax 1,275 1,456 (400) 1,454 938 1,090 106 75 160 (151)
Net profit / (loss) 936 1,124 (500) 1,270 763 891 77 58 50 (174)
Balance sheet
Total assets 1,097,536 1,096,318 534,100 530,893 316,715 313,565 49,893 49,389 196,497 195,827
Total liabilities

1,044,355 1,043,044 481,243 477,536 301,375 298,987 45,844 45,892 172,158 171,539
Total equity 53,181 53,274 52,857 53,357 15,340 14,578 4,049 3,497 24,339 24,288
Capital
3
Common equity tier 1 capital

43,378

43,300

53,107

53,904

12,449

12,354
2,651 2,438 10,348 10,275
Additional tier 1 capital

11,660

11,718

11,660

11,718

5,389

5,381
600 600 5,085 5,085
Total going concern capital / Tier 1 capital

55,037

55,017

64,767

65,622

17,838

17,735
3,251 3,038 15,433 15,361
Tier 2 capital

536

539

530

533
214 220
Total capital 3,251 3,038 15,647 15,581
Total gone concern loss-absorbing capacity

53,349

51,572

53,343

51,566

11,257

11,235

2,534
4
2,525
4
7,400
5
7,400
5
Total loss-absorbing capacity

108,387

106,589

118,110

117,187

29,095

28,971
5,785 5,563 22,833
5
22,761
5
Risk-weighted assets and leverage
ratio denominator
3
Risk-weighted assets

321,134

323,406

347,514

343,374

108,009

107,203
12,374 11,118 72,002 70,135
Leverage ratio denominator

1,042,106

1,048,313

608,933

606,158

332,850

330,318
47,330 49,351 185,049 186,340
Supplementary leverage ratio denominator 206,753 207,357
Capital and leverage ratios (%)
3
Common equity tier 1 capital ratio

13.5

13.4

15.3

15.7

11.5

11.5

21.4

21.9

14.4

14.7
Going concern capital ratio / Tier 1 capital ratio

17.1

17.0

18.6

19.1

16.5

16.5

26.3

27.3

21.4

21.9
Total capital ratio

26.3

27.3

21.7

22.2
Total loss-absorbing capacity ratio

33.8

33.0

26.9

27.0

46.8

50.0

31.7

32.5
Tier 1 leverage ratio

6.9

6.2

8.3

8.2
Supplementary tier 1 leverage ratio

7.5

7.4
Going concern leverage ratio

5.3

5.2

10.6

10.8

5.4

5.4
Total loss-absorbing capacity leverage ratio

10.4

10.2

8.7

8.8

12.2

11.3

12.3

12.2
Gone concern capital coverage ratio

115.6

111.7
Liquidity coverage ratio
3
High-quality liquid assets (bn) 230.9 224.8 109.2 97.7 75.1 77.6 19.4 20.0 28.8 29.2
Net cash outflows (bn) 131.0 131.5 48.8 47.1 52.8 54.5 13.1 13.2 18.5 19.5
Liquidity coverage ratio (%) 176.6 170.9 225.9
6
208.0 142.2
7
142.4 148.1 152.4 155.8 150.0
Net stable funding ratio
3
Total available stable funding (bn) 568.5 564.5 263.7 253.9 221.9 219.7 14.4 13.1 101.8 100.7
Total required stable funding (bn) 467.1 477.6 279.2 283.9 165.5 163.0 10.9 9.1 78.8 79.6
Net stable funding ratio (%) 121.7 118.2 94.5
8
89.4 134.0
8
134.8 132.3 144.9 129.1 126.5
Other
Joint and several liability between UBS AG and
UBS Switzerland AG (bn)
9
3 3
1 The financial information disclosed does not represent

financial statements under the respective GAAP / IFRS.

2 The total operating income includes

credit loss expense or release.

3 Refer to the 30 September
2023 Pillar 3 Report, available under “Pillar 3

disclosures” at ubs.com/investors, for more information.

4 Consists of positions that meet the

conditions laid down in Art. 72a–b of

the Capital Requirements Regulation
(CRR) II with regard to contractual, structural or legal subordination.

5 Consists of eligible long-term debt that meets the conditions specified in 12 CFR 252.162 of the final TLAC rules. Total loss-absorbing capacity is the sum of tier 1 capital and eligible long-term debt.

6 In the third quarter of 2023, the liquidity coverage ratio (the

LCR) of UBS AG was 225.9%, remaining above the prudential requirements communicated by
FINMA.

7 In the third

quarter of 2023,

the LCR of

UBS Switzerland AG, which

is a Swiss

SRB, was

142.2%, remaining above

the prudential requirement

communicated by FINMA

in connection with

the Swiss
Emergency Plan.

8 In accordance with Art. 17h para. 3 and 4 of the Liquidity Ordinance,

UBS AG standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of
UBS Switzerland AG and 100% after taking

into account such excess funding.

9 Refer to the “Capital, liquidity and funding, and

balance sheet” section of our Annual Report 2022

for more information about the
joint and several liability.

Under certain circumstances, the

Swiss Banking Act and FINMA’s

Banking Insolvency Ordinance authorize FINMA

to modify, extinguish

or convert to common

equity liabilities of a bank

in
connection with a resolution or insolvency of such bank.

UBS Group third quarter 2023 report |
Significant regulated subsidiary and

sub-group information

109
Credit Suisse AG

(consolidated)
Credit Suisse AG

(standalone)
Credit Suisse
(Schweiz) AG
(consolidated)
Credit Suisse
(Schweiz) AG
(standalone)
Credit Suisse
International
(standalone)
Credit Suisse
Holdings (USA), Inc.
(consolidated)
All values in million, except where
indicated CHF CHF CHF CHF USD USD
Financial and regulatory requirements
US GAAP

Swiss SRB rules
Swiss GAAP

Swiss SRB rules
(phase-in)
1
US GAAP

Swiss SRB rules
Swiss GAAP

Swiss SRB rules
1
IFRS

UK regulatory rules
US GAAP

US Basel III rules
As of or for the quarter ended 30.9.23 30.6.23 30.9.23 30.6.23 30.9.23 30.6.23 30.9.23 30.6.23 30.9.23 30.6.23 30.9.23 30.6.23
2
Financial information
3
Income statement
Total operating income
4
708 (663) 538 88
Total operating expenses 4,171 8,211 1,418 1,459
Operating profit / (loss) before tax (3,463) (8,874) 3,019 (3,833)
Net profit / (loss)
5
(3,539) (9,329) 2,717 (3,948)
Balance sheet
Total assets 460,623 483,735 279,791 315,509
Total liabilities

417,948 437,602 255,752 294,186
Total equity 42,674 46,133 24,040 21,322
Capital
6
Common equity tier 1 capital 42,793 45,542 30,935 28,394 13,015 12,958 11,918 11,884 13,244 14,589 9,756 10,758
Additional tier 1 capital 469 463 469 463 3,100 3,100 3,100 3,100 1,200 1,200 523 523
Total going concern capital / Tier 1 capital 43,263 46,004 31,405 28,856 16,115 16,058 15,018 14,984 14,444 15,789 10,279 11,281
Tier 2 capital 3 3 67 67
Total capital 43,263 46,004 31,405 28,856 16,115 16,058 15,018 14,984 14,447 15,792 10,346 11,348
Total gone concern loss-absorbing
capacity 39,230 39,375 39,177 39,325 9,025 9,300 9,025 9,300 4,586 4,586 3,000 3,000
Total loss-absorbing capacity 82,492 85,379 70,581 68,182 25,140 25,358 24,043 24,284 19,033 20,378 13,279 14,281
Risk-weighted assets and
leverage ratio denominator
6
Risk-weighted assets 205,052 217,102 198,944 199,504 87,838 88,130 86,893 87,414 42,012 48,633 16,841 20,480
Leverage ratio denominator 555,398 585,681 317,772 362,074 257,419 256,015 255,147 253,987 89,344 98,366 33,906 42,802
Supplementary leverage ratio denominator 40,848 51,433
Capital and leverage ratios (%)
6
Common equity tier 1 capital ratio 20.9 21.0 15.6 14.2 14.8 14.7 13.7 13.6 31.5 30.0 57.9 52.5
Going concern capital ratio / Tier 1 capital
ratio 21.1 21.2 15.8 14.5 18.3 18.2 17.3 17.1 34.4 32.5 61.0 55.1
Total capital ratio 21.1 21.2 15.8 14.5 18.3 18.2 17.3 17.1 34.4 32.5 61.4 55.4
Total loss-absorbing capacity ratio 40.2 39.3 28.6 28.8 27.7 27.8 45.3 41.9 78.8 69.7
Tier 1 leverage ratio 7.7 7.8 9.7 7.8 5.1 5.1 4.7 4.7 16.2 16.1 30.3 26.4
Supplementary tier 1 leverage ratio 16.2 16.1 25.2 21.9
Going concern leverage ratio 7.8 7.9 9.9 8.0 6.3 6.3 5.9 5.9 16.2 16.1
Total loss-absorbing capacity leverage
ratio 14.9 14.6 9.8 9.9 9.4 9.6 21.3 20.7 39.0 33.4
Gone concern capital coverage ratio 187.8 178.1 141.7 134.5 122.0 125.3 123.4 126.4 566.3 523.8
Liquidity coverage ratio
6
High-quality liquid assets (bn) 122.3 131.7 50.7 63.2 49.9 42.9 49.9 42.9 15.4 20.1 16.4 17.0
Net cash outflows (bn) 53.8 51.3 14.4 16.2 35.8 30.6 36.2 31.0 8.1 11.5 5.0 6.3
Liquidity coverage ratio (%) 227.2
7
256.7 352.5
8
390.9 139.2
9
140.2 137.6
10
138.2 221.0 197.0 331.3 293.0
Net stable funding ratio
6
Total available stable funding (bn) 292.5 295.7 171.1 168.3 133.3 135.1 131.4 133.5 34.6 39.8 20.8 25.0
Total required stable funding (bn) 235.7 246.2 154.5 168.1 122.3 123.9 120.1 121.7 27.4 31.1 9.0 11.4
Net stable funding ratio (%) 124.1 120.1 110.8
11
100.1
11
109.0 109.0 109.4
11
109.7
11
126.1 128.1 232.2 219.6
Other
Joint and several liability between Credit
Suisse AG standalone and Credit Suisse
(Schweiz) AG standalone (bn)
0.6 0.6
1 Swiss GAAP statutory accounting rules

for banks allow the use of certain

US GAAP accounting rules,

such as current expected credit loss

(the CECL) requirements.

2 Comparative information has been

aligned
with Credit Suisse Holdings

(USA), Inc. standalone’s

final second quarter of

2023 financial statements.

3 The financial

information disclosed does

not represent financial statements

under the respective

GAAP /
IFRS.

4 The total operating income includes credit loss expense or release.

5 The net profit / (loss) excludes net income / (loss) attributable to non-controlling interests.

6 Refer to the 30 September 2023 Pillar 3
Report, available under “Pillar 3 disclosures”

at ubs.com/investors, for more information.

7 In the third quarter of

2023, the liquidity coverage ratio (the LCR) of

Credit Suisse AG consolidated was 227.2%, remaining
above the prudential requirements communicated by FINMA.

8 In the third quarter of 2023, the

LCR of Credit Suisse AG standalone was

352.5%, remaining above the prudential requirements

communicated by
FINMA.

9 In the third quarter of 2023, the LCR of

Credit Suisse (Schweiz) AG consolidated was 139.2%,

remaining above the prudential requirements communicated by

FINMA.

10 In the third quarter of 2023,
the LCR of Credit Suisse (Schweiz) AG standalone was 137.6%, remaining above the prudential requirements communicated by FINMA.

11 Based on the Liquidity Ordinance, Credit Suisse AG standalone is allowed to fulfill the minimum NSFR

of 100% by taking

into consideration any excess funding

of Credit Suisse (Schweiz) AG

standalone, and Credit

Suisse AG standalone has

an NSFR requirement of at

least 80% without
taking into consideration

any such excess funding. Credit Suisse (Schweiz) AG must always fulfill the NSFR of at least 100% on a standalone basis.

UBS Group third quarter 2023 report |
Significant regulated subsidiary and

sub-group information

110
UBS Group AG is

a holding company

and conducts substantially

all of its operations

through UBS AG, Credit

Suisse
AG and subsidiaries thereof. UBS Group AG, UBS AG and Credit

Suisse AG have contributed a significant portion
of their respective capital to,

and provide substantial liquidity to,

such subsidiaries. Many of these

subsidiaries are
subject to regulations requiring compliance with minimum capital,

liquidity and similar requirements. The tables in
this section summarize

the regulatory capital

components and

capital ratios of

our significant

regulated subsidiaries
and sub-groups determined

under the regulatory framework

of each subsidiary’s or

sub-group’s home jurisdiction.

Supervisory authorities generally have discretion to impose higher requirements or to otherwise limit the activities
of subsidiaries. Supervisory

authorities also may

require entities to

measure capital

and leverage ratios

on a stressed
basis and may limit

the ability of

an entity to engage

in new activities or

take capital actions based

on the results of
those tests.
In June 2023, the Federal Reserve Board released

the results of its 2023 Dodd–Frank Act

Stress Test (DFAST). UBS’s
US

intermediate holding

company, UBS

Americas Holding

LLC, and

Credit

Suisse’s intermediate

holding, Credit
Suisse

Holdings

(USA),

Inc.,

exceeded

the

minimum

capital

requirements

under

the

severely

adverse

scenario.
Following the completion of the

annual DFAST and the Comprehensive Capital

Analysis and Review (CCAR), UBS
Americas Holding LLC was assigned a stress capital buffer (an SCB) of 9.1% (previously 4.8%) under the SCB rule as of 1 October 2023, resulting

in a total common equity

tier 1 (CET1) capital requirement

of 13.6%. Credit Suisse
Holdings (USA), Inc. was assigned an SCB of 7.2% (previously 9.0%),

resulting in a total CET1 capital requirement
of 11.7%.

Additional information

on the

above entities

is provided

in the 30 September

2023

Pillar 3 report,

which is available
under “Pillar 3 disclosures” at
ubs.com/investors
.

UBS Group third quarter 2023 report |
Appendix

Appendix
Alternative performance measures
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards or in

other applicable regulations. A

number of APMs

are reported in

the discussion of

the
financial and operating performance of

the external reports (annual, quarterly

and other reports). APMs

are used
to provide

a more

complete

picture of

operating

performance

and to

reflect management’s

view of

the fundamental
drivers

of

the

business

results. A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information
content are presented in alphabetical order

in the table below. These APMs may

qualify as non-GAAP measures as
defined by US Securities and Exchange Commission

(SEC) regulations.
APM label
Calculation

Information content
Active Digital Banking clients in
Corporate & Institutional Clients (%)
– Personal & Corporate Banking
Calculated as the average number of active

clients for
each month in the relevant period divided by the
average number of total clients. “Clients” refers

to
the number of unique business relationships or legal
entities operated by Corporate & Institutional

Clients,
excluding clients that do not have an account,

mono-
product clients and clients that have defaulted on
loans or credit facilities. At the end of each month,
any client that has logged on at least once in

that
month is determined to be “active” (a log-in

time
stamp is allocated to all business relationship numbers
or per legal entity in a digital banking contract).
This measure provides information about the
proportion of active Digital Banking clients in the total
number of UBS clients (within the aforementioned
meaning) which are serviced by Corporate &
Institutional Clients.
Active Digital Banking clients in
Personal Banking (%)
– Personal & Corporate Banking
Calculated as the average number of active

clients for
each month in the relevant period divided by the
average number of total clients. “Clients” refers

to
the number of unique business relationships operated
by Personal Banking, excluding persons

under the age
of 15, clients who do not have a private account,
clients domiciled outside Switzerland and clients

who
have defaulted on loans or credit facilities. At the

end
of each month, any client that has logged on

at least
once in that month is determined to be “active”

(a
log-in time stamp is allocated to all business
relationship numbers in a digital banking contract).
This measure provides information about the
proportion of active Digital Banking clients in the total
number of UBS clients (within the aforementioned
meaning) who are serviced by Personal Banking.
Active Mobile Banking clients in
Personal Banking (%)
– Personal & Corporate Banking
Calculated as the average number of active

clients for
each month in the relevant period divided by the
average number of total clients. “Clients” refers

to
the number of unique business relationships operated
by Personal Banking, excluding persons

under the age
of 15, clients who do not have a private account,
clients domiciled outside Switzerland and clients

who
have defaulted on loans or credit facilities. At the

end
of each month, any client that has logged on

via the
mobile app at least once in that month is determined
to be “active” (a log-in time stamp is allocated

to all
business relationship numbers in a digital banking
contract).
This measure provides information about the
proportion of active Mobile Banking clients in the
total number of UBS clients (within the
aforementioned meaning) who are serviced by
Personal Banking.
Cost / income ratio (%)
Calculated as operating expenses divided by

total
revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses with gross income.
Fee and trading income for Corporate

&
Institutional Clients (USD and CHF)
– Personal & Corporate Banking
Calculated as the total of recurring net fee and
transaction-based income for Corporate &
Institutional Clients.
This measure provides information about the amount
of fee and trading income for Corporate

&
Institutional Clients.

UBS Group third quarter 2023 report |
Appendix

APM label
Calculation

Information content
Fee-pool-comparable revenues (USD)
– the Investment Bank
Calculated as the total of revenues from: merger-and-
acquisition-related transactions; Equity Capital
Markets,

excluding derivatives; Leveraged Capital
Markets, excluding the impact of mark-to-market
movements on loan portfolios; and Debt

Capital
Markets, excluding revenues related to debt
underwriting of UBS instruments.
This measure provides information about the amount
of revenues in the Investment Bank that are
comparable with the relevant global fee pools.
Gross margin on invested assets (bps)
– Asset Management
Calculated as total revenues (annualized as applicable)
divided by average invested assets.
This measure provides information about the total
revenues of the business in relation to invested assets.
Impaired loan portfolio as a percentage
of total loan portfolio, gross (%)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as impaired loan portfolio divided by

total
gross loan portfolio.
This measure provides information about the
proportion of impaired loan portfolio in the total gross
loan portfolio.
Integration-related expenses (USD)
Generally include costs of internal staff

and
contractors substantially dedicated to integration
activities, retention awards, redundancy costs,
incremental expenses from the shortening of useful
lives of property, equipment and software, and
impairment charges relating to these assets.
Classification as integration-related expenses does

not
affect the timing of recognition and measurement of
those expenses or the presentation thereof in the
income statement. Integration-related expenses
incurred by Credit Suisse also included expenses
associated with restructuring programs that existed
prior to the acquisition.
This measure provides information about expenses
that are temporary, incremental and directly related to
the integration of Credit Suisse into UBS.
Invested assets (USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management
Calculated as the sum of managed fund

assets,
managed institutional assets, discretionary and
advisory wealth management portfolios, fiduciary
deposits, time deposits, savings accounts,

and wealth
management securities or brokerage accounts.
This measure provides information about the volume
of client assets managed by or deposited with

UBS for
investment purposes.
Investment products for Personal
Banking (USD and CHF)
– Personal & Corporate Banking
Calculated as the sum of investment funds

(including
UBS Vitainvest third-pillar pension funds, as

well as
money market funds), mandates and third-party life
insurance operated in Personal Banking.
This measure provides information about the volume
of investment funds (including UBS Vitainvest

third-
pillar pension funds, as well as money

market funds),
mandates and third-party life insurance operated in
Personal Banking.
Net interest margin (bps)
– Personal & Corporate Banking
Calculated as net interest income (annualized

as
applicable) divided by average loans.
This measure provides information about the
profitability of the business by calculating the
difference between the price charged for lending and
the cost of funding, relative to loan value.
Net new investment products for
Personal Banking (USD and CHF)
– Personal & Corporate Banking
Calculated as the net amount of inflows and

outflows
of investment products during a specific period.
This measure provides information about the
development of investment products during a specific
period as a result of net new investment product
flows.
Net new money (USD)
– Global Wealth Management,
Asset Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period. Excluded from the calculation
are movements due to market performance, foreign
exchange translation, dividends, interest and fees,

as
well as the effects on invested assets of strategic
decisions by UBS to exit markets

or services. Net new
money is not measured for Personal & Corporate
Banking.
This measure provides information about the
development of invested assets during a

specific
period as a result of net new money flows.
Net new money growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized as applicable)
divided by total invested assets at the beginning

of
the period.

This measure provides information about the growth
of invested assets during a specific period as

a result
of net new money flows.
Net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.
This measure provides information about profit
growth since the comparison period.
Operating expenses (underlying)
(USD)
Calculated by adjusting operating expenses

as
reported in accordance with International Financial
Reporting Standards (IFRS) for items that
management believes are not representative of the
underlying performance of the businesses.
›
Refer to the “Group performance” section of this
report for more information
This measure provides information about the amount
of operating expenses, while excluding items

that
management believes are not representative of the
underlying performance of the businesses.

UBS Group third quarter 2023 report |
Appendix

APM label
Calculation

Information content
Operating profit / (loss) before tax
(underlying) (USD)
Calculated by adjusting operating profit / (loss) before
tax as reported in accordance with International
Financial Reporting Standards (IFRS) for items that
management believes are not representative of the
underlying performance of the businesses.
›
Refer to the “Group performance” section of this
report for more information
This measure provides information about the amount
of operating profit / (loss) before tax, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Pre-tax profit growth (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period.
This measure provides information about pre-tax
profit growth since the comparison period.
Pre-tax profit growth (underlying)(%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period. Net profit before tax attributable
to shareholders from continuing operations excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about pre-tax
profit growth since the comparison period, while
excluding items that management believes

are not
representative of the underlying performance of the
businesses.
Recurring net fee income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of fees for services provided

on
an ongoing basis, such as portfolio management

fees,
asset-based investment fund fees and custody

fees,
which are generated on client assets, and
administrative fees for accounts.
This measure provides information about the amount
of recurring net fee income.
Return on attributed equity
1

(%)
Calculated as annualized business division

operating
profit before tax divided by average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity.
Return on common equity tier 1
capital
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average common equity

tier 1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.
Return on equity
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on leverage ratio denominator,
gross
1

(%)
Calculated as annualized total revenues divided by
average leverage ratio denominator.
This measure provides information about the revenues
of the business in relation to the leverage ratio
denominator.
Return on tangible equity
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders less average goodwill and intangible
assets.
This measure provides information about the
profitability of the business in relation to tangible
equity.
Tangible book value per share
(USD)
Calculated as equity attributable to shareholders less
goodwill and intangible assets divided by the

number
of shares outstanding.
This measure provides information about tangible net
assets on a per-share basis.
Total book value per share
(USD)
Calculated as equity attributable to shareholders
divided by the number of shares outstanding.
This measure provides information about net assets
on a per-share basis.
Total revenues (underlying)
(USD)
Calculated by adjusting total revenues as reported in
accordance with International Financial Reporting
Standards (IFRS) for items that management believes
are not representative of the underlying performance
of the businesses.
›
Refer to the “Group performance” section of this
report for more information
This measure provides information about the amount
of total revenues, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Transaction-based income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of the non-recurring portion

of
net fee and commission income, mainly composed

of
brokerage and transaction-based investment fund
fees, and credit card fees, as well as fees for payment
and foreign-exchange transactions, together with
other net income from financial instruments
measured at fair value through profit or loss.
This measure provides information about the amount
of the non-recurring portion of net fee and
commission income, together with other net

income
from financial instruments measured at fair value
through profit or loss.
Underlying cost / income ratio (%)
Calculated as underlying operating expenses

(as
defined above) divided by underlying total

revenues
(as defined above).

This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues, while excluding items
that management believes are not representative of
the underlying performance of the businesses.

UBS Group third quarter 2023 report |
Appendix

APM label
Calculation

Information content
Underlying net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.

Net profit
attributable to shareholders from continuing
operations excludes items that management

believes
are not representative of the underlying performance
of the businesses and also excludes related tax
impact.
This measure provides information about profit
growth since the comparison period,

while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Underlying return on common equity
tier 1 capital
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average common equity

tier 1
capital. Net profit attributable to shareholders
excludes items that management believes

are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital,

while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on tangible equity
1
(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders less average goodwill and intangible
assets.

Net profit attributable to shareholders excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to tangible
equity, while excluding items that management
believes are not representative of the underlying
performance of the businesses.
1
Profit or loss information for the third quarter of

2023 includes three months of information for UBS and

three months of information for Credit Suisse and,

for the purpose of the calculation of return measures,

has
been annualized multiplying such by four. Profit or loss information for the second quarter of 2023 includes three months of information for UBS and one month (June 2023) of information for Credit Suisse and, for the purpose of the calculation of return

measures, has been annualized

multiplying such by four.

Profit or loss information for

the first nine months of 2023

includes nine months of information

for UBS and four months
(June–September 2023) of

information for Credit

Suisse and, for

the purpose of

the calculation of

return measures,

has been annualized

by dividing such

by three and

then multiplying by

four for the

year-to-date
measure.
This is a general list of the APMs used in our

financial reporting. Not all of the APMs

listed above may appear in
this particular report.

Information related to underlying return on common equity tier 1 (CET1) capital and underlying return on tangible equity (%)
As of or for the quarter ended As of or year-to-date
USD m 30.9.23 30.6.23 31.12.22 30.9.22 30.9.23 30.9.22
Underlying operating profit / (loss) before tax 844 891 1,869 2,042 3,301 6,631
Underlying tax expense / (benefit) 623 441 280 524 1,523 1,629
NCI 4 3 4 9 15 28
Underlying net profit / (loss) 216 447 1,585 1,508 1,762 4,974
Underlying net profit / (loss), annualized 866 1,786 6,339 6,033 2,349 6,633
Tangible equity 77,394 79,547 50,609 49,546 77,394 49,546
Average tangible equity 78,471 65,014 50,078 50,040 64,677 51,640
CET1 capital 78,587 80,258 45,457 44,664 78,587 44,664
Average CET1 capital 79,422 62,424 45,061 44,731 62,290 44,788
Underlying return on tangible equity (%) 1.1 2.7 12.7 12.1 3.6 12.8
Underlying return on common equity tier 1 capital 1.1 2.9 14.1 13.5 3.8 14.8

UBS Group third quarter 2023 report |
Appendix

Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
A-IRB

advanced internal ratings-
based
AIV

alternative investment
vehicle
ALCO

Asset and Liability
Committee
AMA

advanced measurement
approach
AML

anti-money laundering
AoA

Articles of Association
APM

alternative performance
measure
ARR

alternative reference rate
ARS

auction rate securities
ASF

available stable funding
AT1

additional tier 1
AuM

assets under management
B
BCBS

Basel Committee on
Banking Supervision
BIS

Bank for International
Settlements
BoD

Board of Directors
C
CAO

Capital Adequacy
Ordinance
CCAR

Comprehensive Capital
Analysis and Review
CCF

credit conversion factor
CCP

central counterparty
CCR

counterparty credit risk
CCRC

Corporate Culture and
Responsibility Committee
CDS

credit default swap
CEA

Commodity Exchange Act
CEO

Chief Executive Officer
CET1

common equity tier 1
CFO

Chief Financial Officer
CGU

cash-generating unit
CHF

Swiss franc
CIO

Chief Investment Office
C&ORC

Compliance & Operational
Risk Control
CRM

credit risk mitigation (credit
risk) or comprehensive risk
measure (market risk)
CST

combined stress test
CUSIP

Committee on Uniform
Security Identification
Procedures
CVA

credit valuation adjustment
D
DBO

defined benefit obligation
DCCP

Deferred Contingent
Capital Plan

DE&I

diversity, equity and
inclusion
DFAST

Dodd–Frank Act Stress Test
DM

discount margin
DOJ

US Department of Justice
DTA

deferred tax asset
DVA

debit valuation adjustment
E
EAD

exposure at default
EB

Executive Board
EC

European Commission
ECB

European Central Bank
ECL

expected credit loss
EGM

Extraordinary General
Meeting of shareholders
EIR

effective interest rate
EL

expected loss
EMEA

Europe, Middle East and
Africa
EOP

Equity Ownership Plan
EPS

earnings per share
ESG

environmental, social and
governance
ESR

environmental and social
risk
ETD

exchange-traded derivatives
ETF

exchange-traded fund
EU

European Union
EUR

euro
EURIBOR

Euro Interbank Offered Rate
EVE

economic value of equity
EY

Ernst & Young Ltd
F
FA

financial advisor
FCA

UK Financial Conduct
Authority
FDIC

Federal Deposit Insurance
Corporation
FINMA

Swiss Financial Market
Supervisory Authority
FMIA

Swiss Financial Market
Infrastructure Act
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GCRG

Group Compliance,
Regulatory & Governance
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GIA

Group Internal Audit
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IAS

International Accounting
Standards
IASB

International Accounting
Standards Board
IBOR

interbank offered rate
IFRIC

International Financial
Reporting Interpretations
Committee
IFRS

International Financial
Reporting Standards
IRB

internal ratings-based
IRRBB

interest rate risk in the
banking book
ISDA

International Swaps and
Derivatives Association
ISIN

International Securities
Identification Number

UBS Group third quarter 2023 report |
Appendix

Abbreviations frequently used in our financial reports (continued)
K
KRT

Key Risk Taker
L
LAS

liquidity-adjusted stress
LCR

liquidity coverage ratio
LGD

loss given default
LIBOR

London Interbank Offered
Rate
LLC

limited liability company
LoD

lines of defense
LRD

leverage ratio denominator
LTIP

Long-Term

Incentive Plan
LTV

loan-to-value
M
M&A

mergers and acquisitions
MRT

Material Risk Taker
N
NII

net interest income
NSFR

net stable funding ratio
NYSE

New York Stock Exchange
O
OCA

own credit adjustment
OCI

other comprehensive
income
OECD

Organisation for Economic
Co-operation and
Development
OTC

over-the-counter
P
PCI

purchased credit impaired
PD

probability of default
PIT

point in time
PPA

purchase price allocation
P&L

profit or loss
Q
QCCP

Qualifying central
counterparty
R
RBC

risk-based capital
RbM

risk-based monitoring
REIT

real estate investment trust
RMBS

residential mortgage-
backed securities
RniV

risks not in VaR
RoCET1

return on CET1 capital
RoU

right-of-use
rTSR

relative total shareholder
return
RWA

risk-weighted assets
S
SA

standardized approach or
société anonyme
SA-CCR

standardized approach for
counterparty credit risk
SAR

Special Administrative
Region of the People’s
Republic of China
SDG

Sustainable Development
Goal
SEC

US Securities and Exchange
Commission
SFT

securities financing
transaction
SI

sustainable investing or
sustainable investment
SIBOR

Singapore Interbank
Offered Rate
SICR

significant increase in credit
risk
SIX

SIX Swiss Exchange
SME

small and medium-sized
entities
SMF

Senior Management
Function
SNB

Swiss National Bank
SOR

Singapore Swap Offer Rate
SPPI

solely payments of principal
and interest
SRB

systemically relevant bank
SRM

specific risk measure
SVaR

stressed value-at-risk
T
TBTF

too big to fail
TCFD

Task

Force on Climate-
related Financial Disclosures
TIBOR

Tokyo

Interbank Offered
Rate
TLAC

total loss-absorbing capacity
TTC

through the cycle
U
USD

US dollar
V
VaR

value-at-risk
VAT value added tax
This is a

general list

of the

abbreviations frequently

used in

our financial

reporting. Not

all of the

listed abbreviations
may appear in this particular report.

UBS Group third quarter 2023 report |
Appendix

Information sources

Reporting publications
Annual publications
Annual

Report
:

Published

in

English,

this

single-volume report

provides descriptions

of:

the

Group

strategy and
performance; the

strategy and

performance of

the business

divisions and

Group Items;

risk, treasury

and capital
management;

corporate

governance,

corporate

responsibility

and

the

compensation

framework,

including
information about compensation

for the Board

of Directors and

the Group Executive

Board members; and

financial
information, including the financial statements.

“Auszug aus

dem Geschäftsbericht
”: This

publication provides

a German

translation of

selected sections

of

the
Annual Report.

Compensation

Report
:

This

report

discusses

the

compensation

framework

and

provides

information

about
compensation for

the Board

of Directors

and the

Group Executive

Board members.

It is

available in

English and
German (
“Vergütungsbericht
”) and represents a component of the Annual

Report.
Sustainability Report
: Published

in English,

the Sustainability Report

provides disclosures on

environmental, social
and governance topics related to the UBS Group.
Diversity, Equity and Inclusion

Report
: This report details

UBS’s diversity, equity

and inclusion priority areas

of focus,
strategic goals and approach to achieving them.
Quarterly publications

Quarterly financial report
: This report provides an

update on performance and strategy (where

applicable) for the
respective quarter. It is available in English.
The annual

and quarterly

publications

are available

in .pdf

and online

formats

at
ubs.com/investors
, under

“Financial
information.” Starting

with the

Annual Report

2022, printed

copies, in

any language,

of the

aforementioned

annual
publications are no longer provided.

Other information
Website
The “Investor

Relations” website

at
ubs.com/investors

provides the

following information

about UBS:

results-related
news

releases;

financial

information,

including

results-related

filings

with

the

US

Securities

and

Exchange
Commission (the SEC);

information for shareholders,

including UBS share price

charts, as well as

data and dividend
information, and

for bondholders;

the corporate

calendar; and

presentations by

management for

investors and
financial analysts. Information is available

online in English, with some information

also available in German.
Results presentations
Quarterly

results

presentations

are

webcast

live.

Recordings

of

most

presentations

can

be

downloaded

from
ubs.com/presentations
.
Messaging service
Email

alerts

to

news

about

UBS

can

be

subscribed

for

under

“UBS

News

Alert”

at
ubs.com/global/en/investor-
relations/contact/investor-services.html
. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.
Form 20-F and other submissions to the US

Securities and Exchange Commission
UBS files periodic

reports with

and submits

other information

to the

SEC. Principal

among these

filings is the

annual
report on Form 20-F,

filed pursuant to

the US Securities

Exchange Act of 1934.

The filing of

Form 20-F is structured
as a

wraparound document.

Most sections

of the

filing can

be satisfied

by referring

to the

combined UBS Group

AG
and UBS AG Annual

Report. However, there is

a small amount

of additional information

in Form 20-F

that is not
presented

elsewhere

and

is

particularly

targeted

at

readers

in

the

US.

Readers

are

encouraged

to

refer

to

this
additional disclosure.

Any document

that filed

with the

SEC is

available on

the SEC’s

website:
sec.gov
. Refer

to
ubs.com/investors

for more information.

UBS Group third quarter 2023 report |
Appendix

Cautionary Statement Regarding Forward-Looking Statements |

This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for

UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives
on UBS’s

business and future

development and goals

or intentions to

achieve climate, sustainability

and other social

objectives. While these

forward-looking
statements represent

UBS’s judgments,

expectations and

objectives concerning the

matters described,

a number

of risks,

uncertainties and

other important
factors could

cause actual

developments and

results to

differ materially

from UBS’s

expectations. In

particular,

recent terrorist

activity and

escalating armed
conflict in the

middle east, as

well as the

continuing Russia–Ukraine

war, may have significant

impacts on global

markets, exacerbate

global inflationary

pressures,
and slow global

growth. In addition,

the ongoing

conflicts may

continue to cause

significant population

displacement, and

lead

to shortages of

vital commodities,
including

energy shortages

and

food

insecurity outside

the areas

immediately involved

in

armed

conflict. Governmental

responses

to

the

armed conflicts,
including, with

respect to

the Russia–Ukraine

war,

coordinated successive

sets of

sanctions on

Russia and

Belarus, and

Russian and

Belarusian entities

and
nationals, and the uncertainty as to whether the ongoing conflicts will widen and intensify, may continue to have significant adverse effects on the market and macroeconomic conditions, including in

ways that cannot

be anticipated. UBS’s

acquisition of Credit

Suisse has materially

changed our outlook and

strategic
direction and introduced new operational challenges. The integration of the Credit Suisse entities into the UBS structure is expected to take between three

and
five years and presents significant

risks, including the risks that

UBS Group AG may be

unable to achieve the cost

reductions and other benefits contemplated

by
the transaction. This

creates significantly greater

uncertainty about forward-looking statements.

Other factors that

may affect our

performance and ability

to
achieve our plans,

outlook and other

objectives also include,

but are not limited

to: (i) the degree to

which UBS is

successful in the

execution of its

strategic plans,
including its

cost reduction

and efficiency

initiatives and

its ability

to manage

its levels

of risk-weighted assets

(RWA) and

leverage ratio

denominator (LRD),
liquidity coverage ratio

and other financial

resources, including changes

in RWA

assets and

liabilities arising from

higher market volatility

and the

size of the
combined bank; (ii) the degree to which UBS is successful

in implementing changes to its businesses to

meet changing market, regulatory and other conditions,
including as a

result of the

acquisition of Credit

Suisse; (iii) increased

inflation and

interest rate volatility

in major

markets; (iv) developments

in the

macroeconomic
climate and in

the markets

in which UBS

operates or to

which it is

exposed, including

movements in

securities prices or

liquidity, credit spreads, currency

exchange
rates, deterioration

or slow

recovery in

residential and

commercial real

estate markets,

the effects

of economic

conditions, including

increasing inflationary
pressures, market developments, increasing geopolitical tensions,

and changes to national trade

policies on the financial position or

creditworthiness of UBS’s
clients and counterparties, as well as on client sentiment and levels of activity,

including the COVID-19 pandemic and the measures taken to manage it, which have had and may also continue to have a significant adverse effect on global and regional economic activity, including disruptions to global supply chains and labor market displacements;

(v) changes in the

availability of capital

and funding, including

any adverse changes

in UBS’s credit

spreads and credit ratings

of UBS,
Credit Suisse, sovereign issuers, structured credit products or credit-related exposures, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing

capacity (TLAC), in

particular in light

of the acquisition

of Credit Suisse;

(vi) changes in central

bank policies or

the implementation
of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so

in the

future, more

stringent or

entity-specific capital,

TLAC, leverage

ratio, net

stable funding

ratio, liquidity

and funding

requirements, heightened
operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers

of capital

and liquidity

and sharing

of operational

costs across

the Group

or other

measures, and

the effect

these will

or would

have on

UBS’s
business activities; (vii) UBS’s ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model

of UBS in response to legal and regulatory

requirements and any additional requirements due to its

acquisition of Credit
Suisse, or other developments; (viii) UBS’s ability to maintain and improve its systems and controls for complying with sanctions in a timely manner and for the
detection and prevention of money laundering to

meet evolving regulatory requirements and expectations, in

particular in current geopolitical turmoil; (ix) the
uncertainty arising from

domestic stresses in

certain major economies;

(x) changes in

UBS’s competitive position,

including whether differences

in regulatory
capital and

other requirements

among the

major financial

centers adversely

affect UBS’s

ability to

compete in

certain lines

of business;

(xi) changes in

the standards
of conduct applicable to our businesses

that may result from new regulations or new

enforcement of existing standards, including

measures to impose new and
enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions

that regulatory authorities might

impose on UBS, due to

litigation, contractual claims

and regulatory investigations, including
the potential for disqualification

from certain businesses, potentially

large fines or monetary

penalties, or the loss

of licenses or privileges

as a result of regulatory
or other governmental

sanctions, as

well as the

effect that litigation,

regulatory and

similar matters

have on the

operational risk

component of

our RWA, including
as a result of its acquisition of Credit

Suisse, as well as the amount of

capital available for return to shareholders;

(xiii) the effects on UBS’s business, in particular
cross-border banking, of sanctions,

tax or regulatory developments

and of possible changes

in UBS’s policies and

practices; (xiv) UBS’s ability

to retain and attract
the employees necessary to

generate revenues and to manage,

support and control its businesses,

which may be affected by competitive

factors; (xv) changes in
accounting or tax standards or

policies, and determinations or

interpretations affecting the recognition of

gain or loss, the valuation

of goodwill, the recognition
of deferred tax

assets and other matters;

(xvi) UBS’s ability to implement new

technologies and business methods, including digital

services and technologies,
and ability

to successfully

compete with

both existing

and new

financial service

providers, some

of which

may not

be regulated

to the

same extent;

(xvii) limitations
on the

effectiveness of

UBS’s internal processes

for risk

management, risk control,

measurement and

modeling, and

of financial

models generally;

(xviii) the
occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with cyberattack threats from both nation states and non-nation-state actors targeting financial institutions;

(xix) restrictions on the ability of
UBS Group AG

to make payments

or distributions, including

due to restrictions

on the ability

of its subsidiaries

to make loans

or distributions,

directly or indirectly,
or, in

the case of financial difficulties, due to

the exercise by FINMA or the regulators of

UBS’s operations in other countries of their broad statutory powers in relation to

protective measures, restructuring

and liquidation proceedings;

(xx) the degree to

which changes in

regulation, capital or

legal structure, financial
results or other factors may affect UBS’s ability to maintain its stated capital return objective;

(xxi) uncertainty over the scope of actions that may be required by
UBS, governments and others

for UBS to achieve goals

relating to climate, environmental

and social matters, as well

as the evolving nature of underlying

science
and industry and the possibility of conflict between different governmental standards and regulatory regimes; (xxii) the ability of UBS to access capital markets;
(xxiii) the ability of UBS to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war,
conflict (e.g.,

the Russia–Ukraine war),

pandemic, security breach,

cyberattack, power

loss, telecommunications failure

or other

natural or

man-made event,
including the ability to function

remotely during long-term disruptions

such as the COVID-19 (coronavirus)

pandemic; (xxiv) the level

of success in the absorption
of Credit Suisse, in the integration

of the two groups

and their businesses, and

in the execution of the

planned strategy regarding cost

reduction and divestment
of any non-core

assets, the existing assets and

liabilities currently existing in

the Credit Suisse Group,

the level of

resulting impairments and write-downs, the
effect of

the consummation

of the

integration on

the operational

results, share

price and

credit rating

of UBS

– delays,

difficulties, or

failure in

closing the
transaction may cause market disruption and challenges for UBS to maintain business, contractual and operational relationships; and (xxv) the effect that these or other factors or unanticipated events, including media reports and speculations, may have on our reputation and the additional consequences that this may have on our business and

performance. The sequence in which

the factors above are presented is

not indicative of their likelihood

of occurrence or the potential
magnitude of their consequences.

Our business and financial

performance could be affected

by other factors identified

in our past and future

filings and reports,
including those

filed with

the US

Securities and

Exchange Commission

(the SEC).

More detailed

information about

those factors

is set

forth in

documents
furnished by UBS and

filings made by UBS with the

SEC, including the Annual Report

on Form 20-F for the year

ended 31 December 2022. UBS

is not under any
obligation to (and expressly disclaims

any obligation to) update or

alter its forward-looking statements,

whether as a result of new

information, future events, or
otherwise.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative or

positive on an actual basis.

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com

This

Form

6-K

is

hereby

incorporated

by

reference

into

(1)

each

of

the

registration

statements

on

Form

F-3
(Registration Numbers

333-263376, 333-272539

and 333-272452),

and on

Form S-8

(Registration Numbers

333-
200634; 333-200635;

333-200641; 333-200665; 333-215254;

333-215255; 333-228653; 333-230312;

333-249143
and 333-272975), and

into each

prospectus outstanding under

any of the

foregoing registration statements, (2)

any
outstanding

offering

circular

or

similar

document

issued

or

authorized

by

UBS

AG

and

Credit

Suisse

AG

that
incorporates by reference any Forms 6-K of UBS AG

and Credit Suisse AG (respectively) that are incorporated

into
its registration

statements filed

with the

SEC, and

(3) the

base prospectus

of Corporate

Asset Backed

Corporation
(“CABCO”) dated June 23,

2004 (Registration Number 333-111572), the Form 8-K

of CABCO filed and dated

June
23, 2004 (SEC

File Number 001-13444), and

the Prospectus Supplements relating to

the CABCO Series 2004-101
Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:

/s/

Sergio Ermotti

___
Name:

Sergio Ermotti
Title:

Group Chief Executive Officer

By:

/s/ Todd Tuckner

_
Name:

Todd Tuckner
Title:

Group Chief Financial Officer
By:

/s/ Steffen Henrich

____________
Name:

Steffen Henrich
Title:

Group Controller

UBS AG
By:

/s/

Sergio Ermotti

_
Name:

Sergio Ermotti
Title:

President of the Executive Board
By:

/s/ Todd Tuckner

_
Name:

Todd Tuckner
Title:

Chief Financial Officer
By:

/s/ Steffen Henrich

_____________
Name:

Steffen Henrich
Title:

Controller

Credit Suisse AG
By:

/s/

Ulrich Körner

______________
Name:

Ulrich Körner
Title:

Chief Executive Officer
By:

/s/

Simon Grimwood

_
Name:

Simon Grimwood
Title:

Chief Financial Officer
Date:

November 7, 2023